As filed with the Securities and Exchange Commission on July 1, 2014

Registration No. 333-

811- 06466

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.

Post-Effective Amendment No.

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 62

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT A

(Exact Name of Registrant)

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company of New York)

440 Mamaroneck Avenue

Harrison, NY 10528

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (800) 333-6524

Darin D. Smith, Esq.

Transamerica Financial Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:

Flexible Premium Individual Deferred Variable Annuity Contracts

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

MERRILL LYNCH INVESTOR CHOICE ANNUITY® (INVESTOR SERIES)

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

ML of New York Variable Annuity Separate Account A

Supplement Dated July 1, 2014

to the

Prospectus dated May 1, 2014

Transamerica Financial Life Insurance Company (“TFLIC”) is amending the prospectus for Merrill Lynch Investor Choice Annuity® (Investor Series) contracts (the “Contracts”) for the purpose of providing information regarding the merger (the “Merger”) of the insurance company on your Contract, Transamerica Advisors Life Insurance Company of New York (“TALICNY”), with and into TFLIC.

TALICNY no longer sells the Contracts. Following the Merger, TFLIC will not sell the former TALICNY Contracts.

Effective on or about July 1, 2014, TALICNY merged with and into its affiliate TFLIC. Before the Merger, TALICNY was the insurance company on the Contracts. Upon consummation of the Merger, TALICNY’s corporate existence ceased by operation of law, and TFLIC assumed legal ownership of all of the assets of TALICNY, including the ML of New York Variable Annuity Separate Account A (the “separate account”) that funds the Contracts, and the assets of the separate account. As a result of the merger, TFLIC became responsible for all liabilities and obligations of TALICNY, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TFLIC.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change to the company that provides your Contract benefits from TALICNY to TFLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Contract endorsement from TFLIC that reflects the change from TALICNY to TFLIC. Until we amend all forms we use that are related to the Contracts, we may still reflect TALICNY in correspondence and disclosures to you.

The following hereby replaces the Transamerica Advisors Life Insurance Company of New York section of the prospectus:

Transamerica Financial Life Insurance Company

Transamerica Financial Life Insurance Company was incorporated under the laws of the State of New York on October 3, 1947. It is engaged in the sale of life and health insurance and annuity contracts. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is located at 440 Mamaroneck Avenue, Harrison, New York 10528, and is licensed in all states and the District of Columbia.

All obligations arising under the Contracts, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the Contracts.

The following hereby replaces the How to Obtain More Information paragraph in the FINANCIAL CONDITION OF THE COMPANY section of the prospectus:

How to Obtain More Information. We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our audited financial statements, as well as the financial statements of the Separate Account, are located in the SAI. For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center referenced earlier in this Prospectus. In addition, the SAI is available on the SEC’s website at http://www.sec.gov.

The following replaces the Experts section of the prospectus:

Independent Registered Public Accounting Firm

The financial statements of Transamerica Financial Life Insurance Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013 have been audited by Ernst & Young LLP, an independent registered public accounting firm. The financial statements of the ML of New York Variable Annuity Separate Account A as of December 31, 2013, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Both financial statements are incorporated by reference in this Prospectus and included in the Statement of Additional Information and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Ernst & Young LLP, is 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309.

ML of New York Variable Annuity

Separate Account A (the “Separate Account”)

Flexible Premium Individual Deferred

Variable Annuity Contract (the “Contract”)

issued by

Transamerica Advisors Life Insurance Company of

New York

Home Office: 440 Mamaroneck Avenue

Harrison, New York 10528

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

offered through

Transamerica Capital, Inc.

Prospectus May 1, 2014 Merrill Lynch Investor Choice Annuity® (Investor Series)

This Prospectus describes a flexible premium individual deferred variable annuity contract issued by Transamerica Advisors Life Insurance Company of New York (“we” or “us”). The Contract allows the owner (or “you”) to accumulate an account value, and later apply the annuity value to receive fixed annuity payments. This Prospectus provides basic information that you should know before investing. Please read it carefully and keep it for future reference. We no longer offer the Contract for sale to new purchasers.

The account value you accumulate under the Contract will fluctuate daily, based on the investment performance of the Separate Account’s subaccounts in which you invest. Each subaccount invests in one underlying portfolio. We do not guarantee how any of the portfolios will perform. Investing in this Contract involves risks, including possible loss of some or all of your investment.

Replacing your existing annuity or life insurance policy with this Contract may not be to your advantage.

When you purchase your Contract, you must select one of four Classes of the Contract, each of which has a different surrender charge and asset-based insurance charge. The four available Classes of the Contract are:
▶ B Class	▶ L Class
▶ C Class	▶ XC Class

If you select the XC Class, we will add a bonus amount to your account value each time you make a premium payment. In certain circumstances, we may take back all or a portion of the bonus amount. The overall expenses for the XC Class will be higher than the expenses for a similar Contract that does not pay a bonus amount. Selecting the XC Class may be beneficial to you only if you own the Contract for a sufficient length of time, and the investment performance of the Separate Account’s subaccounts in which you invest is sufficient to compensate for its higher expenses. Over time, the value of the bonus amount(s) could be more than offset by higher expenses.

The subaccounts available under this contract invest in underlying funds (“Funds”) of the Portfolio companies listed below:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

AllianceBernstein Variable Products Series Fund, Inc.

American Funds Insurance Series®

BlackRock Variable Series Funds, Inc.

Davis Variable Account Fund, Inc.

Dreyfus Variable Investment Fund

Eaton Vance Variable Trust

Federated Insurance Series

Franklin Templeton Variable Insurance Products Trust

Janus Aspen Series

Oppenheimer Variable Account Funds

PIMCO Variable Insurance Trust

Pioneer Variable Contracts Trust

Transamerica Series Trust

Wanger Advisors Trust

For a complete list of the available subaccounts, please refer to “Appendix A – Portfolios Associated with the Subaccounts”. More detailed information concerning the Funds available through this Contract and their investment objectives, strategies, policies, risks, and expenses is contained in each Fund’s prospectus. Each year while you own the Contract, we will send you the current Fund prospectuses or summary prospectuses. You may also obtain a prospectus for any of the Funds by contacting our Service Center. In addition, if you receive a summary prospectus for a Fund, you may obtain a full statutory prospectus by referring to the contact information for the Fund company on the cover page of the summary prospectus. Please read the current prospectus or summary prospectus for each of the Funds carefully before investing and retain them for future reference.

Purchases and Redemptions of Fund Shares; Reinvestment. The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.

This Contract is not available to be purchased as a qualified contract or through a tax-deferred plan.

To learn more about the Contract, you may want to read the Statement of Additional Information dated May 1, 2014 (known as the “SAI”). For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center referenced earlier in this Prospectus. We have filed the SAI with the U.S. Securities and Exchange Commission (“SEC”) and have incorporated it by reference into this Prospectus. (It is legally a part of this Prospectus.) The SAI’s table of contents appears at the end of this Prospectus.

The SEC maintains a web site that contains the SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

The Securities and Exchange Commission has not approved these Contracts or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Although this Prospectus is primarily designed for potential purchasers of the Contract, you may have previously purchased a Contract and are receiving this Prospectus as a current contract owner. If you are a current contract owner, you should note that the options, features and charges of the Contract may vary over time and generally you may not change your Contract or its features as issued. For more information about the particular options, features, and charges applicable to you, please contact your Financial Advisor, and/or refer to your Contract.

NOT FDIC INSURED	MAY LOSE VALUE	NO BANK GUARANTEE

Definitions

•	account value: The sum of the values of your interests in the subaccounts of the Separate Account as of the end of a valuation period.

•	accumulation unit: A unit of measure used to determine the value of your interest in a subaccount during the accumulation period. There will be Class-distinct accumulation units for each subaccount.

•

accumulation unit value: The value of an accumulation unit during a valuation period. Class-distinct accumulation unit values are determined for each subaccount as of the close of trading (usually 4:00 p.m. (ET)) on each day the New York Stock Exchange is open.

•	annuitant: Any natural person(s) on whose life annuity payments are based. During the accumulation period, all references to the annuitant shall include any joint annuitants.

•	annuity date: The date on which you choose to begin receiving annuity payments. The annuity date must occur by the oldest annuitant’s 90th birthday.

•

annuity value: The amount which will be applied to an annuity option on the annuity date. It is the account value on the annuity date reduced by any charges for premium taxes and any other charges deducted on the annuity date.

•	beneficiary(ies): The person(s) or entity(ies) designated by you to receive payment of the death benefit provided under the Contract.

•	contract anniversary: An anniversary of the contract date.

•	contract date: The effective date of the Contract. This is usually the business day we receive your initial premium at our Service Center.

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contract value: The total value of your interest in the Contract as of the end of the valuation period. It equals the account value less any bonus amounts subject to recapture (for XC Class Contracts), less uncollected charges.

•	contract year: A one year period starting on the contract date and on each contract anniversary thereafter.

•	Individual Retirement Account or Annuity (“IRA”): A retirement arrangement meeting the requirements of Section 408 or 408A of the Internal Revenue Code (“IRC”).
•	maturity date: The latest possible annuity date.

•

monthaversary: The contract date and the same calendar day of each successive month during the accumulation period. If the contract date falls on the 29th, 30th, or 31st and there is no corresponding date in a subsequent month, the monthaversary will be the first day of the following month.

•

net investment factor: An index used to measure the investment performance of a subaccount from one valuation period to the next valuation period. There will be a Class-distinct net investment factor for each subaccount.

•	nonqualified contract: A Contract issued in connection with a retirement arrangement other than a qualified contract or arrangement described in the IRC.

•	qualified contract: A Contract issued in connection with a retirement arrangement described under Section 401(a), 403(b), 408, or 408A of the IRC.

•

quarterversary: The same calendar day of each successive three month period during the accumulation period, beginning with the contract date. If the contract date falls on the 29th, 30th, or 31st and there is no corresponding date in a subsequent third month, the quarterversary will be the first day of the following month.

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service center: Where you send correspondence, inquiries and transaction requests. You may contact the Service Center by mail at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001 or by phone at (800) 535-5549.

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surrender value: The amount available upon surrender of the Contract. It is equal to the contract value reduced by any charges which apply upon surrender, including the surrender charge, and any bonus amounts which are recaptured upon surrender, and increased by any credits, which are added upon surrender.

•	tax sheltered annuity: A Contract issued in connection with a retirement arrangement that receives favorable tax status under Section 403(b) of the IRC.

•	valuation period: The interval from one determination of the accumulation unit value for a subaccount to the next such determination.

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer account value between the subaccounts. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Sales Load Imposed on Premiums	None
State Premium Taxes[1]	0% - 3.5%
Surrender Charge

Complete Years Elapsed Since Payment of Each Premium	As a% of premium withdrawn
	B Class	L Class	C Class	XC Class
0 years	7.0%	6.0%	2.0%	8.0%
1 year	6.0%	5.0%	0.0%	8.0%
2 years	5.0%	4.0%	0.0%	7.0%
3 years	4.0%	3.0%	0.0%	7.0%
4 years	3.0%	0.0%	0.0%	6.0%
5 years	2.0%	0.0%	0.0%	6.0%
6 years	1.0%	0.0%	0.0%	5.0%
7 years	0.0%	0.0%	0.0%	4.0%
8 years	0.0%	0.0%	0.0%	3.0%
9 years	0.0%	0.0%	0.0%	0.0%

	Maximum	Current
Transfer Fee[2]	$30	$25

[1]	New York does not currently impose a premium tax on annuity contracts.

[2]	There is no charge for the first 12 transfers in a contract year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses. This table also includes the charges you will pay if you add optional riders to your Contract.

Periodic Charges Other Than Fund Expenses

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts)	B Class	L Class	C Class	XC Class
Maximum Asset-Based Insurance Charge	2.00%	2.00%	2.00%	2.00%
Current Asset-Based Insurance Charge for all subaccounts other than those noted below	1.25%	1.45%	1.60%	1.65%
Current Asset-Based Insurance Charge for the Pioneer High Yield VCT Subaccount	1.20%	1.40%	1.55%	1.60%
Current Asset-Based Insurance Charge for the Dreyfus VIF Appreciation, Eaton Vance VT Floating-Rate Income, Eaton Vance VT Large Cap Value, Janus Aspen Forty, Janus Aspen - Enterprise, Templeton Foreign VIP, Templeton Growth VIP, Oppenheimer Capital Appreciation, Oppenheimer Main Street, Oppenheimer Main Street Small Cap, Pioneer Fund VCT, and Pioneer Emerging Markets VCT Subaccounts	1.15%	1.35%	1.50%	1.55%
Current Asset-Based Insurance Charge for the American Funds Asset Allocation, Bond, Growth, Growth-Income, and International Subaccounts	1.40%	1.60%	1.75%	1.80%

	Maximum	Current
Other Charges
Annual Contract Fee[3]	$75	$50
Annual Charge for Optional Riders[4]
Return of Premium GMDB[5]	0.40%	0.15%
Maximum Anniversary Value GMDB[5]	0.65%	0.25%
GMIB[6]	0.90%	0.50%
GMWB[7]	1.50%	0.75%

[3]

The contract fee will be assessed annually on each contract anniversary and upon surrender or annuitization only if the greater of account value (less uncollected charges) or premiums (less withdrawals) is less than $50,000.

[4]

Each of these charges will be calculated on each monthaversary by multiplying the respective base by the respective current charge percentage and dividing the resulting amount by 12. The sum of the charges calculated on each of the three previous monthaversaries is collected on each quarterversary. If you terminate these riders at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We won’t deduct these charges after the annuity date.

[5]	The GMDB Base is generally the minimum value that would be paid under the applicable Guaranteed Minimum Death Benefit (“GMDB”). For more information, see “Death Benefit.”

[6]	The GMIB Base is the amount used to calculate the monthly income payable under the Guaranteed Minimum Income Benefit (“GMIB”). For more information, see “Guaranteed Minimum Income Benefit.”

[7]

The GMWB Base is the amount used to calculate the Guaranteed Lifetime Amount under the Guaranteed Minimum Withdrawal Benefit (“GMWB”). The Guaranteed Lifetime Amount is equal to the GMWB Base multiplied by the Lifetime Income Percentage. For more information, see “Guaranteed Minimum Withdrawal Benefit.”

The next table shows the Fund fees and expenses that you may pay periodically during the time that you own the Contract. The table shows the minimum and maximum total operating expenses of the Fund for the fiscal year ended December 31, 2013 before any contractual waivers and expense reimbursements. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

Range of Expenses for the Funds[8]	Minimum	Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, shareholder service fees, and other expenses)	0.46%	1.78%

[8]

The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2013 or estimated for the current year. Current or future expenses may be greater or less than those shown. The investment adviser for certain Funds may voluntarily reimburse or waive Fund expenses. For more information about these arrangements, consult the prospectuses for the Funds.

Examples

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner Transaction Expenses, Separate Account Annual Expenses (including the current asset-based insurance charge for the most expensive subaccount), the current Annual Contract Fee, the current Maximum Anniversary Value Charge, the current GMWB Charge, and Annual Fund Operating Expenses. These costs reflect the most expensive combination of Contract charges. If you elected fewer or a different combination of Contract features, your costs would be lower than those shown.

Example 1. This Example assumes that you invest $10,000 in a B Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$1058	$1747	$2457	$4522
(b)	$936	$1379	$1839	$3310

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$422	$1286	$2176	$4522
(b)	$291	$897	$1539	$3310

Example 2. This Example assumes that you invest $10,000 in an L Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$985	$1710	$2268	$4691
(b)	$862	$1340	$1638	$3506

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$442	$1343	$2268	$4691
(b)	$311	$957	$1638	$3506

Example 3. This Example assumes that you invest $10,000 in a C Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$637	$1386	$2337	$4815
(b)	$509	$1002	$1712	$3649

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$457	$1386	$2337	$4815
(b)	$326	$1002	$1712	$3649

Example 4. This Example assumes that you invest $10,000 in an XC Class Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$1185	$2038	$2910	$4856
(b)	$1064	$1683	$2328	$3697

(2) If you annuitize or remain invested in the Contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
(a)	$461	$1400	$2360	$4856
(b)	$331	$1017	$1737	$3697

Example 4, above, takes into account any bonus amounts that are subject to recapture. The circumstances under which bonus credits are recaptured are discussed later in this Prospectus.

Contractual waivers and reimbursements are reflected in the first year of the Example, but not in subsequent years. See the “Charges, Deductions, and Credits” section in this Prospectus and the Fund prospectuses for a further discussion of fees and charges.

The Examples should not be considered a representation of past or future expenses or annual rates of return of any Fund. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples.

Condensed financial information containing the accumulation unit value history appears at the end of this Prospectus.

Capsule Summary of the Contract

This summary provides only a brief overview of the more important features of the Contract. You may obtain more detailed information about the Contract later in this Prospectus and in the Statement of Additional Information (“SAI”). Please read this Prospectus carefully.

Your Contract in General

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Tax-Deferred Accumulation. This annuity is a contract between you (the contract owner) and us in which you agree to make one or more payments to us and, in return, we agree to make a series of payments to you at a later date. The Contract gives you the opportunity to accumulate earnings on your account value that are generally tax-deferred until:

➢	you take money out of the Contract by surrender or partial withdrawal or take withdrawals under the Guaranteed Minimum Withdrawal Benefit (“GMWB”),

➢	we make annuity payments to you,

➢	or we pay the death benefit.

Your account value will increase or decrease depending on the investment performance of the subaccounts to which you allocate premiums and transfer account value, the premiums you pay, the fees and charges we deduct, and the effects of any Contract transactions (such as transfers and partial withdrawals) on your account value.

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Accumulation and Annuity Periods. Like all deferred annuities, the Contract has two phases: the “pay-in” or accumulation period and the “payout” or annuity period. During the accumulation period, you can allocate premiums and transfer account value among any combination of subaccounts offered under the Contract. The annuity period begins once you start receiving regular annuity payments from the Contract. You may receive fixed annuity payments under one of the available annuity payment options. The annuity value you accumulate during the accumulation period will determine the dollar amount of any annuity payments you receive.

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Death Benefit. The Contract also provides a death benefit payable if the owner (or the first owner to die, if the Contract has co-owner, or the annuitant if the owner is a non-natural person) dies before the annuity date.

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Retirement Savings Vehicle. The Contract is designed to be a long-term investment in order to provide annuity benefits for you. If you withdraw money from the Contract prematurely, you may incur substantial charges. In addition, any money you take out of the Contract to the extent of gain is subject to tax, and if taken before age 59 1/2 may also be subject to a 10% federal penalty tax. For these reasons, you need to consider your current and short-term income needs carefully before you decide to buy the Contract.

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The Separate Account. You may allocate premium(s) into up to 20 of the available subaccounts. Each subaccount invests exclusively in one of the Funds listed in the beginning of this Prospectus. We reserve the right to offer other subaccounts in the future or close subaccounts to new premiums and incoming transfers of account value. Your investment returns on amounts you allocate to the subaccounts will fluctuate each day with the investment performance of those subaccounts and will be reduced by Contract fees and charges. You bear the entire investment risk for amounts you allocate to the subaccounts.

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Tax-Deferred Plans. The Contract is only available as a nonqualified contract. It may not be issued as an IRA, Roth IRA, tax-sheltered annuity, SEP IRA, SIMPLE IRA, or purchased through an established tax-qualified custodial account or in connection with a qualified retirement plan or Section 457(b) plan.

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Controlling Documents. This Prospectus provides a general description of the Contracts. Your actual Contract and any riders or endorsements are the controlling documents. If you would like to review a copy of the Contract or any riders or endorsements, contact our Service Center.

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Other Contracts We Issue. We offer other variable annuity contracts that are available in different markets and have different fund selections. To obtain more information about these contracts, contact our Service Center or your Financial Advisor.

For information concerning compensation paid for the sale of Contracts, see “Other Information – Selling the Contract.”

The Classes

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The Contract allows you to select one of four different charge structures based on your specific situation. Each different charge structure is referred to as a “Class.” Each Class imposes a different level of surrender charge and asset-based insurance charge. Your Financial Advisor can assist you in selecting the Class that is right for you, based on your needs and preferences. Prior to issuance, you must select one of the four available Classes of the Contract:

➢	B Class — imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 years following each premium payment and an asset-based insurance charge that varies by subaccount and currently ranges from 1.15% to 1.40% of subaccount assets (guaranteed not to exceed 2.00%).

➢	L Class — imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following each premium payment and an asset-based insurance charge that varies by subaccount and currently ranges from 1.35% to 1.60% of subaccount assets (guaranteed not to exceed 2.00%).

➢	C Class — imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following each premium payment and an asset-based insurance charge that varies by subaccount and currently ranges from 1.50% to 1.75% of subaccount assets (guaranteed not to exceed 2.00%).

➢	XC Class — imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing annually over 9 years following each premium payment and an asset-based insurance charge that varies by subaccount and currently ranges from 1.55% to 1.80% of subaccount assets (guaranteed not to exceed 2.00%). If you select this Class, we will add a bonus amount to your account value each time you make a premium payment. Under certain circumstances, we may recapture all or a portion of the bonus amount.

Premiums

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Premium Flexibility. Generally, before the annuity date you can pay premiums as often as you like. The initial premium payment must be $10,000 or more. Subsequent premiums must be $50 or more. The minimum premiums do not vary by Class.

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Third Party Checks. We reserve the right to not accept third party checks. A third party check is a check that is made payable to one person who endorses it and offers it as payment to a second person. Checks should normally be payable to Transamerica Advisors Life Insurance Company of New York, however, in some circumstances, at our discretion we may accept third party checks that are from rollovers or transfers from other financial institutions. Any third party checks not accepted by our company will be returned.

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Maximum Premium. We may refuse to accept additional premiums if the total premiums paid under all variable annuity contracts issued by us or any other life insurance company affiliate, and owned by you (or any co-owner or the annuitant, if the contract owner is a non-natural person) exceed $1,000,000.

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Right to Refuse Premiums. We reserve the right to refuse to accept any premium payments. No additional premiums may be paid on or after the owner’s (or older co-owner’s or annuitant’s, if the owner is a non-natural person) 81st birthday for XC Class Contracts, 83rd birthday for B Class Contracts and 85th birthday for L and C Class Contracts.

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Automatic Investment Feature. Under the automatic investment feature, you can make subsequent premium payments systematically from your Merrill Lynch, Pierce, Fenner & Smith, Inc. (“MLPF&S”) brokerage account. For more information, see “Automatic Investment Feature.”

•	Premium Allocation. As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest account value.

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Maximum Number of Subaccounts. Currently, you may allocate premiums or account value among up to 20 of the available subaccounts. Generally, within certain limits you may transfer account value periodically among subaccounts.

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Funds Available for Investment. The Funds available for investment are listed at the beginning of this Prospectus. Each subaccount invests in a corresponding Fund. If you want detailed information about the investment objectives of the Funds, see “Investments of the Separate Account” and the prospectuses for the Funds.

Transfers Among Subaccounts

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Limitation on Transfers. Before the annuity date, you may transfer all or part of your account value among the subaccounts up to twelve times per contract year without charge. You may make more than twelve transfers among available subaccounts during a contract year, but we will charge $25 per extra transfer (guaranteed not to exceed $30). See “Transfers Among Subaccounts.” We may impose additional restrictions on transfers that violate our Disruptive Trading Procedures. See “Transfers Among Subaccounts – Disruptive Trading.”

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Minimum Amounts. Your transfer from a subaccount must be for a minimum of $100 or the total value in a subaccount, if less. Your minimum value remaining in a subaccount after a transfer must be at least $100, or we will transfer the total subaccount value.

•	Transfer Programs. Several specialized transfer programs are available at no additional cost under the Contract. You cannot use more than one such program at a time.

➢	First, we offer a Dollar Cost Averaging Program where money you’ve put in a designated subaccount is systematically transferred monthly or quarterly into other subaccounts you select without charge. The program may allow you to take advantage of fluctuations in accumulation unit values over time. There is no guarantee that Dollar Cost Averaging will result in lower average prices or protect against market loss. (See “Dollar Cost Averaging Program.”)

➢	Second, through participation in the Asset Allocation Program, you may select one of six asset allocation models. Unless you instruct us otherwise, your account value is automatically rebalanced at the end of each calendar quarter based on the asset allocation model selected. (See “Asset Allocation Program.”)

➢	Third, you may choose to participate in the Rebalancing Program where we automatically reallocate your account value monthly, quarterly, semi-annually, or annually in order to maintain a particular percentage allocation among the subaccounts that you select. (See “Rebalancing Program.”)

Partial Withdrawals, Guaranteed Lifetime Amount, and Surrender

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Partial Withdrawals. At any time prior to the annuity date, if you submit a written request or obtain proper telephone authorization, you may withdraw part of your surrender value, subject to the following rules.

➢	You must request at least $40.
➢	Surrender charges may apply and, for XC Class Contracts, bonus amounts may be recaptured.
➢	We will not process a withdrawal which would reduce the surrender value below $5,000. (Please note that other rules apply if you elected the optional GMWB or Guaranteed Minimum Income Benefit (“GMIB”) rider.)

Partial withdrawals will reduce your account value. Depending on its amount and timing, a withdrawal may considerably reduce or eliminate some of the benefits and guarantees provided by your Contract. For example, partial withdrawals may reduce benefits under the GMWB rider by substantially more than the amount withdrawn. You should carefully consider whether a partial withdrawal under a particular circumstance will have a negative impact to your benefits or guarantees. The impact of partial withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

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Systematic Withdrawal Program. Under a Systematic Withdrawal Program, you may have automatic withdrawals made monthly, quarterly, semi-annually, or annually. For more information, see the “Systematic Withdrawal Program” section, later in this Prospectus.

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Guaranteed Lifetime Amount. If you elected the GMWB, you may take minimum annual withdrawals called the Guaranteed Lifetime Amount (regardless of your account value) during your lifetime. See “Guaranteed Minimum Withdrawal Benefit” later in this Prospectus.

•	Surrender. At any time prior to annuitization, you may submit a written request to surrender your Contract and receive its surrender value.

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Surrender Charge. Surrenders and partial withdrawals may be subject to a surrender charge with the amount of the charge and the period that the charge applies depending on the Class (see “Surrender Charge”). However, we won’t impose a surrender charge to the extent that withdrawals from the Contract in a contract year do not exceed the “free withdrawal amount” determined as of the date we receive your withdrawal request. The “free withdrawal amount” equals the greater of (a) the sum of: 10% of each premium subject to a surrender charge (not to exceed the amount of each premium that had not been previously withdrawn as of the beginning of the contract year), less any prior withdrawals during that contract year; and (b) the gain in the Contract plus premiums remaining in the Contract that are no longer subject to a surrender charge. The gain in the Contract equals the excess, if any, of the contract value just prior to the withdrawal over total premiums paid into the Contract less prior withdrawals of these premiums. The surrender charge applies to each subsequent premium payment, as well as the initial premium payment.

•	Tax Consequences. A partial withdrawal or surrender may have adverse tax consequences, including the imposition of a penalty tax on withdrawals prior to age 59 1/2.

Death Benefits

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Standard Death Benefit. The Contract provides a death benefit if you die before the annuity date. Unless you select an optional guaranteed minimum death benefit (“GMDB”) below, the standard death benefit equals the account value, less uncollected charges and any bonus amounts subject to recapture on death. If any owner (annuitant, if the owner is a non-natural person) is over the age of 75 on the contract date, the GMDB options are not available so the standard death benefit will apply. If the standard death benefit applies, no minimum amount is guaranteed and the death benefit will fluctuate based on the investment performance of the subaccounts in which you invest.

•	GMDB Options. For an additional charge, you may elect one of the following GMDB options:

➢	Return of Premium
➢	Maximum Anniversary Value

If you elect a GMDB option, the death benefit will not be less than the applicable GMDB Base.

You can find more detailed information about the standard death benefit, the GMDB options, and how they are calculated, including age limitations that apply, under “Death Benefit.”

The payment of a death benefit may have tax consequences (see “Tax Information”).

Also, any death benefit applicable under a GMDB option during the accumulation period will terminate upon the annuity date.

Annuity Payments

•	Annuity payments begin on the annuity date and are made under the annuity option you select.

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You may select an annuity date that may not be earlier than the first Contract anniversary and may not be later than the maturity date. The maturity date is the oldest annuitant’s 90th birthday. If you do not select an annuity date, the annuity date is the maturity date. Details about the annuity options available under the Contract can be found under “Annuity Options.”

•	Annuity payments may have tax consequences (see “Tax Information”).

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If the annuitant and any joint annuitant are not over the age of 75 on the contract date, you may elect the GMIB for an additional charge. The GMIB is an optional rider that provides you the ability to receive guaranteed minimum monthly fixed payments in the future if you annuitize under the terms and conditions of the GMIB rider.

•	All optional guaranteed benefit riders under the Contract terminate when annuity payments begin or on the maturity date.

Fees and Charges

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Asset-Based Insurance Charge. We currently impose an asset-based insurance charge to cover expenses and certain risks. The amount of the charge varies by Class and subaccount. We deduct the asset-based insurance charge daily from the net asset value of the subaccounts. We don’t deduct this charge after the annuity date.

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Surrender Charge. We may impose a surrender charge only if you surrender or take a withdrawal from your Contract. The amount and period of the surrender charge varies by Class and applies to the initial premium and all subsequent premiums.

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Contract Fee. If the greater of account value (less uncollected charges), or premiums (less withdrawals), is less than $50,000, we currently impose a $50 contract fee on each contract anniversary and upon surrender or annuitization to reimburse us for expenses related to maintenance of these Contracts. This contract fee will not exceed $75. We don’t deduct this fee upon payment of a death benefit or after the annuity date.

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Transfer Fee. You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we will charge you $25 (guaranteed not to exceed $30) for each extra transfer. We deduct this fee pro rata from the amount transferred. Transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge.

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Rider Charges. If you elect the GMDB, GMIB, or GMWB, we deduct a charge that compensates us for the costs and risks we assume in providing the benefit. We won’t deduct this charge after the annuity date. The charges vary according to which riders you choose. If a rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. For more information on each rider charge, see “Charges, Deductions, and Credits” later in this Prospectus.

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Premium Taxes. Under certain circumstances, we deduct a charge for any premium taxes imposed. Premium tax rates vary from jurisdiction to jurisdiction. They currently range from 0% to 3.5%. New York does not currently impose a premium tax on annuity contracts.

•	Redemption Fee. We reserve the right to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

•	Fund Expenses. You will bear the costs of advisory fees and operating expenses deducted from Fund assets.

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Current/Maximum Fees and Charges. We may change the current charges for the asset-based insurance charge, the Contract fee, the transfer fee, the GMDB charge, the GMIB charge, and the GMWB charge, but the charges will never exceed the maximum charges listed in the Fee Table.

You can find detailed information about all fees and charges imposed on the Contract under “Charges, Deductions, and Credits.”

Ten Day Right to Review (“Free Look”)

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When you receive the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within 10 days (60 days in the case of a replacement) after you receive the Contract, you may return it for a refund. The Contract will then be deemed void.

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To receive a refund, return the Contract along with your letter of instruction to the Service Center or to the Financial Advisor who sold it. We will refund your account value less bonus amounts as of the date we receive your returned Contract plus any fees or charges imposed under the Contract. This amount may be more or less than your premiums.

Replacement of Contracts

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It is advisable to always carefully consider the purchase of a Contract as a replacement for an existing annuity contract or life insurance policy. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract, and the new Contract may impose a new surrender charge period. Before you buy a Contract, ask your Financial Advisor if purchasing a Contract will be advantageous, given the Contract’s features, benefits, and charges compared to your existing contract.

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You should talk to your tax advisor to make sure that a replacement purchase will qualify as a tax-free exchange. If you surrender your existing contract for cash and then buy the Contract, you may have to pay federal income taxes, including possible penalty taxes, on the surrender. Also, because we will not issue the Contract until we have received the initial premium from your existing insurance company, the issuance of the Contract may be delayed.

Transamerica Advisors Life Insurance Company of New York and the Separate Account

Transamerica Advisors Life Insurance Company of New York

Transamerica Advisors Life Insurance Company of New York was incorporated under the laws of the State of New York on November 28, 1973. It is engaged in the sale of life insurance and annuity products. On December 28, 2007, the Company became an indirect wholly owned subsidiary of Aegon USA, Inc., now Aegon USA, LLC (“Aegon USA”). Aegon USA is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of the Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Prior to July 1, 2010, the Company was known as ML Life Insurance Company of New York. The Company was formerly an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”), a corporation whose common stock is traded on the New York Stock Exchange.

The Separate Account

The ML of New York Variable Annuity Separate Account A (the “Separate Account”) offers through its subaccounts a variety of investment options. Each option has a different investment objective.

We established the Separate Account on August 14, 1991. It is governed by New York law, our state of domicile. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The Separate Account meets the definition of a separate account under the federal securities laws. The Separate Account’s assets are segregated from all of our other assets.

Segregation of Separate Account Assets

Effect of Segregation	•	Obligations to contract owners and beneficiaries that arise under the Contract are our obligations.
	•	We own all of the assets in the Separate Account.
	•	The Separate Account’s income, gains, and losses, whether or not realized, derived from Separate Account assets are credited to or charged against the Separate Account without regard to our other income, gains, or losses.
	•	The assets in each Separate Account will always be at least equal to the reserves and other liabilities of the Separate Account.
	•	If the Separate Account’s assets exceed the required reserves and other Contract liabilities, we may from time to time in the normal course of business, transfer the excess to our general account. Such excess amounts may include, without limitation, amounts representing fees and charges incurred, but not yet deducted from the Separate Account. Before making any such transfers, we will ensure that the Separate Account’s assets are sufficient to meet our obligations under the federal securities laws.
	•	The assets in the Separate Account, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct nor may the assets of the Separate Account be charged with any liabilities of other separate accounts.

Subaccount Investments

Subaccounts	•	Subaccounts may be added or closed in the future.

Performance of Similar Funds	•	Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, subadviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to those of any other portfolio, even where the investment adviser, subadviser, or manager is the same.
	•	Certain Funds available through the Contract have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of a similarly named Fund available through the Contract. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all these reasons, you should expect investment results to differ.

Investments of the Separate Account

General Information and Investment Risks

Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of fund operations can be found in the Funds’ prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to our separate accounts, as well as separate accounts of Transamerica Advisors Life Insurance Company (an indirect wholly owned subsidiary of Aegon USA), and insurance companies affiliated or not affiliated with us, to fund benefits under certain variable annuity and variable life insurance contracts. Shares of these Funds may be offered to certain pension or retirement plans.

Generally, you should consider the Funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these Funds may not be appropriate as the exclusive investment to fund a Contract for all contract owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any Fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.

The Funds

The Funds available under the Contract are listed in Appendix A.

Certain Payments We Receive With Regard to the Funds

We (and our affiliates) may directly or indirectly receive payments, which may be significant, from the Funds, their advisers, subadvisers, distributors, or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive two types of payments:

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Rule 12b-1 and Shareholder Service Fees. We receive 12b-1 or shareholder service fees from some Funds. These fees are deducted from the assets of the Funds and decrease the Funds’ investment returns. The percentages differ, and some Funds may pay more than others. Currently, these fees annually range from 0.0% to 0.25% of the average daily assets of the Funds attributable to the Contract and to certain other variable insurance contracts that we and our affiliates issue. We may continue to receive 12b-1 or shareholder service fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services we or our affiliates provide.

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Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, subadviser, and/or distributor (or affiliates thereof) of the Funds may make payments to us and/or our affiliates. These payments may be used for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the Contract and, in our role as an intermediary, the Funds. We (and our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Contract owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees (see the Funds’ prospectuses for more information). The amount of the payments we receive is based on a percentage of the assets of the particular Funds attributable to the Contract and to certain other variable insurance contracts that we and our affiliates issue. These percentages differ, and some advisers (or affiliates) may pay more than others. These percentages currently range from 0.0% to 0.35% annually.

The combined percentages we receive with regard to each Fund currently range from 0.00% to 0.55% annually. Furthermore, our parent, Aegon USA, receives indirect compensation on assets invested in Aegon USA’s proprietary Funds (the Transamerica Series Trust) because its affiliates receive compensation from the Funds for investment advisory, administrative, transfer agency, distribution, and/or other services. Thus, Aegon USA may receive more revenue with respect to proprietary Funds than nonproprietary Funds.

Proceeds from these payments by the Funds, the advisers, the subadvisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the Contract, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the Funds. We and our affiliates may profit from these payments.

We pay American Funds Distributors, Inc., the principal underwriter for the American Funds Insurance Series, a percentage of account value allocated to the American Funds Asset Allocation, Bond, Growth, Growth-Income, and International Funds for the services it provides in marketing the Funds’ shares in connection with the Contracts.

For further details about the compensation payments we make in connection with the sale of the Contracts, see “Other Information – Selling the Contract” in this prospectus.

Selection of Underlying Funds

We select the underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser’s or subadviser’s reputation and tenure, brand recognition, performance, and/or the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund’s adviser is one of our affiliates or whether the Fund, its adviser, or an affiliate makes payments to us or our affiliates. For additional information on these arrangements, see “Certain Payments We Receive With Regard to the Funds.” We review the Funds periodically and may remove a Fund or limit its availability to new premiums and/or incoming transfers of account value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from contract owners.

You are responsible for choosing the subaccounts or an asset allocation model (See “Asset Allocation Program”), and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including each Fund’s prospectus, statement of additional information, and annual and semi/annual reports. After you select subaccounts or a model for your initial premium payment, you should monitor and periodically reevaluate your allocations to determine if they are still appropriate.

The Company does not provide investment advice and does not recommend or endorse any particular underlying Fund or model. You bear the risk of any decline in the account value of your Contract resulting from the performance of the Funds you have chosen.

Other Share Classes and Portfolios

The Funds offer various classes of shares, each of which has a different level of expenses. Each Fund may also be a single series or portfolio of an open-end investment company that offers other series or portfolios. Accordingly, prospectuses for the Funds may provide information for share classes and series or portfolios that are not available through the Contract. When you consult the prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares and particular series or portfolio that is available through the Contract.

Purchases and Redemptions of Fund Shares; Reinvestment

The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.

Substitution of Investments

We may substitute a different investment option for any of the current Funds. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Contracts or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a portfolio’s investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. A substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing account value or future premium payments, or both for some or all classes of Contracts. Furthermore, we may close subaccounts to allocation of new premium payments or incoming transfers of account value, or both for some or all classes of Contracts, at any time in our sole discretion. However, before any such substitution, we would obtain any necessary approval of the SEC and applicable state insurance departments. We will notify you of any substitutions.

Features and Benefits of the Contract

As we describe the Contract, we will often use the word “you.” In this context “you” means “contract owner.”

Ownership of the Contract

The contract owner (and any co-owner) is entitled to exercise all rights under the Contract. Unless otherwise specified, the purchaser of the Contract will be the contract owner. The Contract can be owned by a trust or a corporation. However, special tax rules apply to Contracts owned by “non-natural persons” such as corporations and certain types of “non-grantor” trusts. You should consult your tax advisor if the annuity will be owned by a “non-natural person.” If you are a human being, you are considered a “natural person.” You may designate a beneficiary. If you irrevocably name a beneficiary, you can later change the beneficiary only with the irrevocable beneficiary’s written consent. If an owner dies before the annuity date, the beneficiary will receive a death benefit. If an eligible spouse is named as the sole primary beneficiary, that spouse may, if eligible, continue the Contract as the new owner under the Spousal Beneficiary Continuation Option. You may also designate an annuitant. See “Spousal Beneficiary Continuation Option.”

Changing the Annuitant	•	At any time prior to the annuity date, except when an owner is a non-natural person, you may change the annuitant subject to certain requirements and limitations.
	•	If you change the annuitant, the new annuitant must not have been older than 80 years old on the contract date (age 75 if you elected the GMIB).
	•	A change of annuitant cannot cause the maturity date to be later than the maturity date established on the contract date.
	•	If you don’t select an annuitant, you are the annuitant.
	•	If you elected the GMIB, a change in annuitant may cause the GMIB rider to terminate or limit the GMIB, or reduce the period for exercising the GMIB.
	•	If you elected the GMWB, you (and your spouse, if the Contract is co-owned) must be the annuitant (or joint annuitants, as applicable).
	•	If you elected the GMWB or GMIB there are certain restrictions on changing the annuitant. See “Guaranteed Minimum Withdrawal Benefit” or “Guaranteed Minimum Income Benefit.”

Changing the Owner	•	Upon written request, you may designate a new owner subject to certain requirements and limitations.
	•	If you change the owner, the new owner must not have been older than 80 years old on the contract date.
	•	A change in owner terminates all prior beneficiary designations, subject to the consent of any irrevocable beneficiary.
	•	If a beneficiary is not named, then the estate becomes the beneficiary.
	•	We are not responsible for the tax consequences of any change in ownership.
	•	If you elected the GMDB, GMIB, or GMWB riders, a change in owner may cause the GMDB, GMIB, or GMWB riders to be limited or terminate.

Co-owners of the Contract	•	The Contract may be owned by co-owners, limited to two natural persons.
	•	Co-owners must exercise all rights under the Contract jointly unless we allow them to elect otherwise.
	•	Upon the death of either co-owner, the surviving co-owner will be deemed to be the primary beneficiary unless you specify another person as the primary beneficiary.
	•	Co-owner spouses may also designate a contingent beneficiary to receive benefits on the surviving spouse co-owner’s death. The surviving spouse may later name a new beneficiary, provided the original “contingent beneficiary” designation is not irrevocable.
	•	Co-owner spouses must each be designated as beneficiary for the other.
	•	If you elected the GMWB, owners also must be annuitants.

•	If you elected the GMWB, co-owners must also be spouses. Each spouse must name the other as sole primary beneficiary to continue the rider upon the death of the first spouse to die.

Continuing the Contract	•	If an eligible spouse is named as the sole primary beneficiary, that spouse may, if eligible, continue the Contract at the death of the owner as the new owner under the spousal beneficiary continuation option.

Assigning the Contract and Payments Under the Contract	•	Assignments will be subject to any payments made and any actions we take before a signed copy of the assignment is received at our Service Center.
	•	We are not responsible for determining whether an assignment is valid or for the tax consequences of any assignment.
	•	No payment and no amount under this Contract can be taken or assigned in advance of its payment date unless we receive the owner’s written consent.

Issuing the Contract

Issue Age. You can buy a Contract if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are not older than 80 years old. Annuitants also must not be older than 80 years old on the contract date. If you elect the GMIB, no annuitant can be more than 75 years old when we issue the Contract. If you elected the GMWB, no annuitant can be more than 80 years old when we issue the Contract.

Information We Need To Issue The Contract. Before we issue the Contract, we need certain information from you. We may require you to complete and return a written application in certain circumstances, such as when the Contract is being issued to replace, or in exchange for, another annuity or life insurance contract. Once we review and approve the application, or the information provided, and you pay the initial premium, we’ll issue a Contract. Generally, we’ll issue the Contract and invest the premium within two business days of our receiving your premium. If we haven’t received necessary information within five business days (or longer if you consent), we will return the premium and no Contract will be issued.

Ten Day Right to Review (“Free Look”)

When you receive the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within 10 days (60 days in the case of a replacement) after you receive the Contract, you may return it for a refund. The Contract will then be deemed void.

To receive a refund, return the Contract along with your letter of instruction to the Service Center or to the Financial Advisor who sold it. We will then refund your account value (less any bonus amounts) as of the date we receive your returned Contract plus any fees or charges imposed under the Contract. This amount may be more or less than your premiums.

Classes

The Contract allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes different levels of surrender charges and asset-based insurance charges. In addition, the asset-based insurance charges vary by subaccount and may be higher for some subaccounts and lower for others. Depending on your needs and preferences, you can choose the Class that best meets your needs. Prior to issuance, you must select one of the following four available Classes of the Contract:

B Class	The B Class imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 years following each premium payment, and an asset-based insurance charge that varies by subaccount and currently ranges from 1.15% to 1.40% of subaccount assets (guaranteed not to exceed 2.00%)

L Class	The L Class reduces the period of time that a surrender charge applies on withdrawals, but imposes a higher asset-based insurance charge than the B Class. The L Class imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following each premium payment, and an asset-based insurance charge that varies by subaccount and currently ranges from 1.35% to 1.60% of subaccount assets (guaranteed not to exceed 2.00%)

C Class	The C Class imposes a surrender charge on withdrawals for only one year after each premium payment, but imposes a higher asset-based insurance charge than the B Class and L Class. The C Class imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following the payment of each premium and an asset-based insurance charge that varies by subaccount and currently ranges from 1.50% to 1.75% of subaccount assets (guaranteed not to exceed 2.00%)

XC Class	The XC Class adds a bonus amount to account value each time a premium payment is made, but imposes a longer surrender charge period and a higher asset-based insurance charge than any other Class. The XC Class imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing over 9 years following each premium payment, and an asset-based insurance charge that varies by subaccount and currently ranges from 1.55% to 1.80% of subaccount assets (guaranteed not to exceed 2.00%)

Bonus Payment and Recapture (For XC Class)

With regard to your initial premium payment, we will add the applicable bonus amount to your account value on the contract date. With regard to each additional premium payment, we will add the applicable bonus amount to your account value at the end of the valuation period during which that premium payment is received and accepted at our Service Center. The bonus amount is allocated among the subaccounts in the same manner as the corresponding premium payment.

Each premium payment is allocated to the bonus tiers shown below based on the amount of cumulative premium payments. Each bonus tier amount is the amount of the premium payment allocated to that tier multiplied by the current bonus percentage associated with that tier. The bonus amount attributable to the premium payment is the sum of the bonus tier amounts. Because of the way the tiers work it may not be advantageous to purchase multiple XC Class Contracts.

We may change the current bonus percentages, but they will never be less than the minimum bonus percentages listed in the table. Any changes may apply to newly issued Contracts and to subsequent premium payments for existing Contracts.

Tier	If Cumulative Premium Payments Are:	Then Maximum Bonus Percentage Is:	Then Current Bonus Percentage Is:	Then Minimum Bonus Percentage Is:
1	Less than or equal to $25,000	5.0%	4.5%	3.0%
2	Greater than $25,000 but less than or equal to $125,000	5.5%	4.5%	3.0%
3	Greater than $125,000 but less than or equal to $500,000	5.5%	4.5%	3.5%
4	Greater than $500,000 but less than or equal to $1,000,000	6.0%	4.5%	4.0%
5	Greater than $1,000,000	7.0%	4.5%	4.5%

We may apply different bonus percentages to each premium payment by breaking out the payment according to the ranges in the above table and multiplying the portion of the payment allocated to each tier by that tier’s current bonus percentage. However, a premium payment will only be allocated to the first tier if cumulative premium payments are less than or equal to $25,000. If the initial premium payment exceeds $25,000, the first tier will not apply and the second tier will apply to all cumulative premiums less than or equal to $125,000.

For example, an initial premium payment of $20,000 would receive a maximum bonus amount of $1,000 ($20,000 × 0.05 (tier 1)). If the initial premium payment is $100,000, the maximum bonus amount would be $5,500 ($100,000 × 0.055 (tier 2)). However, an initial premium payment of $700,000 would receive a maximum bonus amount of $39,500 ($125,000 × 0.055 (tier 2) + $375,000 × 0.055 (tier 3) + $200,000 × 0.06 (tier 4)). When calculating each bonus amount, “cumulative premium payments” do not include bonus amounts we have previously added to your account value.

From time to time, we may offer a promotional program with promotional rates for XC Class Contracts issued within specified periods of time (each a “Promotional Period”). Such promotional programs may apply to initial and/or subsequent premium payments received during the Promotional Period. Initial and/or subsequent premium payments received after the Promotional Period will receive the current bonus percentage in effect at that time. No bonus amount (or subsequent recapture thereof, as discussed below) applied pursuant to a promotional program will be based on a percentage that exceeds the maximum bonus percentages shown in the above table. We may terminate any promotional program, or offer another promotional program, at any time in our sole discretion.

If you return the Contract during the “free look” period (see “Ten Day Right to Review (“Free Look”)”), we will take back all of the bonus amount(s) we added to your Contract (i.e., recapture it). In addition, we may recapture the bonus in other circumstances. If you surrender the Contract within the three year period following our receipt of a premium payment, we will recapture all or a portion of the bonus amount, if you make a partial withdrawal within the three year period following our receipt of a premium payment, we may recapture all or a portion of the bonus amount. The bonus recapture percentages are presented in the following schedule:

Completed Years Since Receipt	Bonus Recapture Percentage for Surrenders and Partial Withdrawals
0	100%
1	65%
2	30%
3+	0%

If you die (or upon the death of the first owner to die, if the Contract has co-owners, or the first annuitant, if any contract owner is not a natural person), we will only recapture the bonus amounts credited within the six months prior to the date of death and any bonus amount credited after the date of death. The amount recaptured will be based on the schedule shown above. If you die and your spouse is eligible and elects to continue the Contract, any remaining bonus amounts will no longer be subject to recapture. We do not recapture any bonus amounts on annuitization. We will recapture bonus amounts from your account value at the end of the valuation period during which your transaction request or for payment of a death benefit and due proof of death documentation is received and accepted at our Service Center.

For each premium payment, the bonus amount subject to recapture is equal to the applicable bonus recapture percentage multiplied by [(a) minus (b)] where:

(a)	is the bonus amount attributable to that premium; and

(b)	is the sum of: each previously recaptured bonus amount attributable to that premium payment divided by the bonus recapture percentage on the date such amount was recaptured.

If you make a partial withdrawal, we will deduct bonus amounts subject to recapture based on the associated premiums withdrawn from the Contract, which are assumed to be withdrawn on a “First In, First Out” (or “FIFO”) basis. Currently, we do not recapture any bonus amounts on withdrawals that are within the “free withdrawal amount.” The amount recaptured is based on the bonus amount subject to recapture multiplied by the ratio of: (i) the associated premium withdrawn which was subject to a surrender charge to (ii) the total amount of that premium remaining in the Contract immediately prior to the withdrawal which was subject to a surrender charge. We will deduct each recaptured bonus amount on a pro rata basis from among the subaccounts you are invested in, based on the ratio of your subaccount value to your account value before the partial withdrawal.

If we recapture a bonus, we will take back the bonus amount as if it had never been applied. However, you bear any investment loss and will retain any investment gain attributable to the bonus. We will not recredit any charges, including asset-based insurance charges, imposed on a bonus amount we later take back.

For an example of how we calculate and recapture bonus amounts, see Appendix B.

The XC Class imposes higher fees and charges that are used to fully or partially offset bonus amounts paid into the Contract. During the surrender charge period, the amount of the bonus may be more than offset by the applicable bonus recapture percentages, higher asset-based insurance charges, and higher surrender charges. Contract Classes that do not offer a bonus amount and have lower fees and charges may provide larger cash surrender values than the XC Class, depending on the performance of your chosen subaccounts. We encourage you to talk with your Financial Adviser and determine which Class of the Contract is most appropriate for you.

Premiums

Minimum and Maximum Premiums. The initial premium must be $10,000 or more. The minimum subsequent premium is $50. The minimum premiums do not vary by Class. We may refuse to accept additional premiums, if the total premiums paid under all variable annuity contracts issued by us or any other life insurance company affiliate on your life (or the life of any co-owner or the life of any annuitant, if the owner is a non-natural person) exceed $1,000,000. No additional premium payments will be accepted on or after the owner (or the annuitant if the owner is a non-natural person) reaches age 81 for XC Class Contracts; age 83 for B Class Contracts; and age 85 for L Class and C Class Contracts. Restrictions on subsequent premiums also apply if you elected the GMWB (See “Guaranteed Minimum Withdrawal Benefit” later in this Prospectus).

The Contract is only available as a nonqualified contract. It may not be issued as an IRA, Roth IRA, tax-sheltered annuity, SEP IRA, SIMPLE IRA, or purchased through an established tax-qualified custodial account or in connection with a qualified retirement plan or Section 457(b) plan.

How to Make Payments. You must either pay premiums directly to our Service Center at the address printed on the first page of this Prospectus or have the money transferred from your MLPF&S brokerage account.

Automatic Investment Feature. You may make systematic premium payments on a monthly, quarterly, semi-annual, or annual basis. Each payment must be for at least $50. Premiums paid under this feature must be deducted from an MLPF&S brokerage account specified by you and acceptable to us. You must specify how premiums paid under this feature will be allocated among the subaccounts. This feature cannot begin until at least 30 days after the contract date. If you select the Asset Allocation Program or the Rebalancing Program, premiums will be allocated based on the model or the specified subaccounts and percentages you have selected. If you elected the GMWB, the Automatic Investment Feature will terminate upon your first withdrawal. You may change the specified premium amount, the frequency, the premium allocation, or cancel the Automatic Investment Feature at any time upon notice to us. We reserve the right to make changes to this feature at any time.

Premium Investments. As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest account value. Currently, you may allocate your premium among up to 20 of the subaccounts. Allocations must be made in whole numbers. For example, 12% of a premium received may be allocated to the BlackRock Total Return V.I. Subaccount, 58% allocated to the BlackRock High Yield V.I. Subaccount, and 30% allocated to the BlackRock Large Cap Core V.I. Subaccount. However, you may not allocate 33 1/3% to the BlackRock Total Return V.I. Subaccount and 66 2/3% to the BlackRock Large Cap Core V.I. Subaccount. If we don’t get allocation instructions when we receive subsequent premiums, we will allocate those premiums according to the allocation instructions we have on file. If your existing allocation instructions include any subaccounts that are closed, we will not accept the premium payment. We reserve the right to modify the limit on the number of subaccounts to which future allocations may be made.

Accumulation Units

Each subaccount has a distinct value for each Class, called the accumulation unit value. The accumulation unit value for each Class and subaccount varies daily with the performance and expenses of the corresponding Fund. We use this value to determine the number of subaccount accumulation units represented by your investment in a subaccount.

How Are My Contract Transactions Priced?

•     We calculate a Class-specific accumulation unit value for each subaccount at the close of trading on each day that the New York Stock Exchange is open.

•     Transactions are priced, which means that accumulation units in your Contract are purchased (added to your Contract) or redeemed (taken out of your Contract), at the accumulation unit value next calculated after our Service Center receives notice of the transaction.

•     For premium payments, bonus amounts under an XC Class Contract, and transfers into a subaccount, accumulation units are purchased.

•     For payment of Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any surrender charge, any recapture of bonus amounts (for an XC Class Contract), any GMDB charge, any GMIB charge, or any GMWB charge, any transfer fee, and any premium taxes due, accumulation units are redeemed.

•     To the extent permitted by law, we may change when the accumulation unit value is calculated by giving you 30 days notice or we may defer calculation of the accumulation unit value if an emergency exists making valuation of assets in the Separate Account not reasonable practicable or if the SEC permits such deferral.

How Do We Determine The Number of Units?

•    We determine the number of accumulation units purchased by dividing the dollar value of the premium payment, bonus amount under an XC Class Contract, or the amount transferred into a Class of a subaccount by the value of one accumulation unit for that Class of the subaccount for the valuation period in which the premium payment or transfer is made or bonus amount is added.

•    Similarly, we determine the number of accumulation units redeemed by dividing the dollar value of the amount of the Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a Class of the subaccount, and deductions for any contract fee, any surrender charge, any recapture of bonus amounts (for an XC Class Contract), any GMDB charge, any GMIB charge, or any GMWB charge, any transfer fee, and any premium taxes due by the value of one accumulation unit for that Class of a subaccount for the valuation period in which the redemption is made.

•    The number of subaccount accumulation units for a Contract will therefore increase or decrease as these transactions are made.

•    The number of subaccount accumulation units will not change as a result of investment experience or the deduction of asset-based insurance charges. Instead, this charge and investment experience are reflected in the calculation of the accumulation unit values.

When we establish a subaccount, we set an initial value for an accumulation unit for each Class of that subaccount. Accumulation unit values increase, decrease, or stay the same from one valuation period to the next. An accumulation unit value for any valuation period is determined by multiplying the accumulation unit value for that Class and subaccount for the prior valuation period by the net investment factor for that Class and subaccount for the current valuation period.

The net investment factor is an index used to measure the investment performance of a Class of a subaccount from one valuation period to the next. For any Class of any subaccount, we determine the net investment factor by dividing the value of the assets of that subaccount for that valuation period by the value of the assets of the subaccount for the preceding valuation period. We subtract from that result the daily equivalent of the asset-based insurance charge for that Class and subaccount for the valuation period. We also take reinvestment of dividends and capital gains into account when we determine the net investment factor.

We may adjust the net investment factor to make provisions for any change in tax law that requires us to pay tax on earnings in the Separate Account or any charge that may be assessed against the Separate Account for assessments or premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. (See “Charges, Deductions, and Credits – Other Charges.”)

Transfers Among Subaccounts

General. Before the annuity date, you may transfer all or part of your account value among the subaccounts up to twelve times per contract year without charge. You can make additional transfers among subaccounts during the contract year, but we will charge you $25 (guaranteed not to exceed $30) for each extra transfer. We will deduct the transfer fee pro rata from the amount transferred. Transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See “Dollar Cost Averaging Program,” “Asset Allocation Program,” and “Rebalancing Program.”)

Transfers among subaccounts may be made in specific dollar amounts or as a percentage of account value. You must transfer at least $100 or the total value of a subaccount, if less. Your minimum value remaining in a subaccount after a transfer must be at least $100, or we will transfer the total value of that subaccount.

You may request transfers in writing or, once we receive proper telephone authorization, by telephone. Once we receive proper authorization, transfer requests may also be made through your Financial Advisor, or another person you designate. Transfers will be processed as of the end of the valuation period on the date the Service Center receives all the information necessary to process the transfer. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone transfer requests to be received the following business day. (See “Other Information – Notices and Elections” for additional information on potential delays applicable to telephone transactions.)

Market Timing and Disruptive Trading

Statement of Policy. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and the fixed account. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis.

We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or
•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur despite the imposition of a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Dollar Cost Averaging Program

What Is It? The Contract offers an optional transfer program called Dollar Cost Averaging (“DCA”). This program may not begin until at least 30 days after the contract date. This program allows you to reallocate money at monthly or quarterly intervals from a designated subaccount to one or more other subaccounts. The DCA Program is intended to reduce the effect of short term price fluctuations on investment cost. Since we transfer the same dollar amount to selected subaccounts monthly or quarterly, the DCA Program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, you may achieve a lower average cost per accumulation unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making transfers through periods of fluctuating markets.

If you choose to participate in the DCA Program, each month or quarter we will transfer amounts from the subaccount that you designate and allocate them in accordance with your allocation instructions to the subaccounts that you select, as described in “Minimum Amounts” below.

If you choose the Asset Allocation Program or the Rebalancing Program or if you elected GMWB, you cannot use the DCA Program. We reserve the right to make changes to this program at any time.

Participating in the DCA Program. You can choose the DCA Program before the annuity date. You may elect the DCA Program in writing or, once we receive proper telephone authorization, by telephone. Once you start using the DCA Program, you must continue it for at least three months. After three months, you may cancel the DCA Program at any time by notifying us in a form satisfactory to us. Once you reach the annuity date, you may no longer use this program.

Minimum Amounts. To elect the DCA Program, you need to have a minimum amount of money in the designated subaccount from which the DCA transfers will be made. We determine the amount by multiplying the specified length of your DCA Program in months or quarters by your specified monthly or quarterly transfer amount. Amounts of $100 or more must be allotted for each transfer in the DCA Program. We reserve the right to change these minimums. Allocations must be designated in whole percentage increments. No specific dollar amount designations may be made. Should the amount in your selected subaccount drop below the selected monthly or quarterly transfer amount, you will need to put more money in to continue the DCA Program.

When Do We Make DCA Transfers? You select the date for DCA transfers, within certain limitations. We will make the first DCA transfer on the selected date following the later of 30 days after the contract date or the date we receive notice of your DCA election at our Service Center. We’ll make subsequent DCA transfers on the same day of each succeeding month or quarter. You may change the frequency of the DCA transfers at any time. Currently, we don’t charge for DCA transfers; they are in addition to the twelve annual transfers permitted without charge under the Contract each contract year.

Asset Allocation Program

The following is a general description of the Asset Allocation Program. A complete description is available in the brochure for the Program. This disclosure explains the material features of the Asset Allocation Program. The application and operation of the Asset Allocation Program are subject to the terms and conditions of the contract itself.

General. We make available to contract owners an Asset Allocation Program, for which our affiliate Transamerica Asset Management, Inc. (“TAM”) provides investment advice. TAM is an investment adviser registered under the Investment Advisers Act of 1940. As compensation for its services, we currently pay TAM 0.0375% of the value of the assets in the Merrill Lynch Investor Choice Annuity® and the IRA Annuity® product’s Asset Allocation Programs. We pay compensation for these services from our own company assets. We may alter the amount we pay, or cease paying, TAM for these services at any time in our sole discretion. If you participate in the Asset Allocation Program, TAM serves as investment adviser solely for the purposes of the development of the asset allocation models and periodic updates to the models. The Asset Allocation Program can be elected at issue or in writing or by proper telephone authorization at any time after issue. If you elect the Asset Allocation Program you must include all contract value in the Program. You do not pay a fee for participation in the Asset Allocation Program. We may perform certain administrative functions on behalf of TAM; however, we are not registered as an investment adviser and are not providing any investment advice in making the Program available. Furthermore, your Financial Advisor is not providing any investment advice related to the Asset Allocation Program.

There is no assurance that investment returns will be better through participation in the Asset Allocation Program. Your Contract may still lose money and experience volatility.

Asset Allocation Models. Except as described below, a contract owner electing to participate in the Asset Allocation Program (a “Program participant”) will elect to have his or her contract value allocated according to one of the model portfolios developed by TAM. There are currently six asset allocation models to choose from:

•	Conservative (formerly, Capital Preservation) – seeks capital preservation

•	Moderately Conservative (formerly, Income) – seeks income

•	Moderate (formerly, Income & Growth) – seeks income and growth

•	Moderately Aggressive (formerly, Growth) – seeks growth

•	Aggressive (formerly, Aggressive Growth) – seeks aggressive growth

•	All Equity Plus – seeks aggressive growth

When electing the Asset Allocation Program, Program participants must complete a standardized questionnaire. Your Financial Advisor can assist you in completing the questionnaire. Based on the results of the questionnaire, one of the asset allocation models is matched to the Program participant based on his or her financial situation, investment objectives, and risk tolerance. Each asset allocation model is intended for a specific type of investor, from aggressive to conservative, but the models are not constructed on an individualized basis for any one Program participant. Each model identifies one or more specific subaccounts and the percentage of premium or contract value allocated to each of those subaccount(s). The Program participant then selects from the available asset allocation models, and may select a model other than the model indicated by the questionnaire.

All of the asset allocation models except the All Equity Plus model may include subaccount(s) which invest in fixed income funds, the concentration and selection of which depends on the particular investment risk for that model. It is intended that the All Equity Plus model will not use any fixed income funds and thus may be more aggressive than the other models available. You should only select the All Equity Plus model if it is appropriate for your investment goals and risk tolerance. You may lose money by investing in an asset allocation model, the model may not perform as intended, an asset allocation model may perform better or worse than other models, and the models depend on the performance of the underlying funds of each model. The asset allocation models may be unsuccessful in maximizing returns and/or avoiding investment losses.

Certain Asset Allocation Models may be used to satisfy the Allocation Guidelines and Restrictions required by certain guarantees (see “Guaranteed Minimum Withdrawal Benefit”).

Changes to the Composition of Asset Allocation Models. On a quarterly basis, TAM reviews the asset allocation models and may adjust the composition of each model, which may include changes to the subaccount(s) in the model and/or the percentage allocations. Any adjustments become effective on the last business day of the calendar quarter.

If, as a result of such review, a change is made to an asset allocation model, TAM will notify Program participants in advance of the change, and each Program participant will have the opportunity to reject the change. A Program participant who chooses to reject a model change creates his or her own portfolio (a “self-directed portfolio”). TAM provides no investment advice related to the creation of a self-directed portfolio. Once a Program participant has rejected a change in a model, the Asset Allocation Program will be terminated as to that Program participant. Therefore, a Program participant who rejects a model change and thereby creates a self-directed portfolio will no longer receive written materials from TAM about the changes being made to the models. However, those Program participants can elect at any time to again participate in the Asset Allocation Program.

Contract owners who elect, either at issue or with respect to an existing Contract, to participate in the Asset Allocation Program within three weeks prior to the end of a calendar quarter will be provided with information regarding the composition of both the current asset allocation model, as well as any changes to the model which will become effective on the last day of the calendar quarter.

Initial Allocation to the Selected Asset Allocation Model. At the time you elect the Asset Allocation Program, you may choose to reallocate your contract value on the date of your election to the asset allocation model currently in effect, or you may choose to have your contract value reallocated on the last business day of the calendar quarter in which we receive the information necessary to process your request to the asset allocation model in effect for the calendar quarter following your election.

Quarterly Rebalancing. On the last day of each calendar quarter, we automatically rebalance the contract value to maintain the subaccount(s) and percentages for each Program participant’s selected asset allocation model. If the last day of the calendar quarter reflects a non-business day, your contract will be reallocated as of the close of the next business day. This quarterly rebalancing takes account of:

•	increases and decreases in contract value in each subaccount due to subaccount performance,

•	increases and decreases in contract value in each subaccount due to withdrawals (particularly if taken from specific subaccounts designated by the contract owner), and premium payments, and

•	any adjustments TAM has made to the selected model.

The first quarterly rebalancing will occur at the end of the first calendar quarter following the date the Program participant elects to participate in the Asset Allocation Program.

We will not automatically rebalance self-directed portfolios unless the contract owner elects the Rebalancing Program.

Allocation of Future Premiums. The asset allocation model that a Program participant selects will override any prior percentage allocations that the Program participant may have chosen and all future premiums will be allocated accordingly. In addition, in the event that a Program participant terminates his or her participation in the Program, unless we receive different instructions, any future premium payments will be allocated according to the percentage allocations of the previously selected model under the Program at the time the Program participant elected to terminate his or her participation.

Other Information. At any time, a Program participant can request to change his or her selected model or can elect to terminate his or her participation in the Asset Allocation Program and allocate his or her contract value among the subaccounts. If a Program participant allocates contract value among the subaccounts, his or her participation in the Asset Allocation Program will terminate and we will consider the Program participant to be in a self-directed portfolio.

TAM will remind Program participants at least annually to determine whether the Program participant’s financial situation or investment objectives have changed. In addition, when we notify Program participants quarterly of changes to the models, we also will instruct them to notify their Financial Advisor of any changes to their financial situation or investment objectives or contact us if they wish to change their selected model or create a self-directed portfolio.

Funds selected by TAM to be part of an asset allocation model may be advised or subadvised by TAM or one of its affiliates. To the extent that TAM includes such proprietary Funds in its models, TAM and/or its affiliates will receive additional compensation from the advisory fees of the Funds. (See “Certain Payments We Receive With Regard to the Funds” for information on compensation with regard to proprietary Funds.) TAM considers the compensation it receives, among a number of other factors, when deciding to include proprietary funds in the asset allocation models. You should be aware of this potential financial benefit if you elect to participate in the Asset Allocation Program.

For more information on TAM’s role as investment adviser for the Program, please see TAM’s brochure from their Form ADV, the SEC investment adviser registration form, which will be delivered to Program participants at the time they enroll in the Program and annually thereafter. Please contact us if you would like to receive a copy of this brochure. Program participants may also contact us at 1-800-535-5549 with questions about the Asset Allocation Program or the asset allocation models at any time.

Currently, we don’t charge for transfers under the Asset Allocation Program; they are in addition to the twelve annual transfers permitted without charge under the Contract. If you choose the DCA Program or the Rebalancing Program, you cannot also elect the Asset Allocation Program.

This Asset Allocation Program may be terminated or altered at any time by us with regard to existing Contracts or future Contracts, or both, for some or all classes of Contracts.

Rebalancing Program

Under the Rebalancing Program, we will allocate your premiums and rebalance your account value monthly, quarterly, semi-annually, or annually based on the rebalancing date you select and according to the subaccounts and percentages you select based on your investment goals and risk tolerance.

If you elect the Rebalancing Program, we allocate your premiums in accordance with the subaccounts and percentages you have selected. You select the rebalancing frequency and the date for the initial rebalancing within certain limitations. The date you select cannot be earlier than 30 days from the contract date. On the date you select and on each rebalancing date thereafter based on the rebalancing frequency you select, we automatically reallocate your account value to maintain the particular percentage allocation among the subaccounts that you have selected. If based on your selected date, rebalancing would occur on a date that is not a business day, the rebalancing will occur on the business day following your selected date. You may change the frequency of the Rebalancing Program at any time.

We perform this periodic rebalancing to take account of:

•	increases and decreases in account value in each subaccount due to subaccount performance, and
•	increases and decreases in account value in each subaccount due to withdrawals, transfers, and premium payments.

The Rebalancing Program can be elected at issue or at any time after issue. You may elect the Rebalancing Program in writing or, once we receive proper telephone authorization, by telephone. If you elect the Rebalancing Program, you must include all account value in the program. We allocate all premiums paid under the automatic investment feature and, unless you instruct us otherwise, all other premiums in accordance with the particular percentage allocation among the subaccounts that you have selected. The percentages that you select under the Rebalancing Program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your allocations at any time. Once elected, you may instruct us, in a form satisfactory to us, at any time to terminate the program. Currently, we don’t charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the Contract each contract year.

For self-directed portfolios, future premiums for which no specific allocation instructions are received will be allocated in accordance with the last allocation instructions we received, which may have been a prior version of the Program participant’s asset allocation model. Accordingly, Program participants with self-directed portfolios should consider providing specific allocation instructions with each premium payment or contacting us to update their default allocation instructions.

The Rebalancing Program in accordance with certain allocation parameters may be used to satisfy the Allocation Guidelines and Restrictions required by certain guarantees. (See “Guaranteed Minimum Withdrawal Benefit.”)

We reserve the right to make changes to this program at any time. If you choose the Asset Allocation Program or the DCA Program, you cannot also elect the Rebalancing Program.

Partial Withdrawals

When and How Partial Withdrawals are Made. Before the annuity date, you may make lump-sum withdrawals from the Contract. Under certain circumstances, you may make systematic withdrawals. (See “Partial Withdrawals – Systematic Withdrawal Program”). Surrender charges may apply and, for XC Class Contracts, bonus amounts may be recaptured. (See “Features and Benefits of the Contract – Bonus Payment and Recapture” for more information on bonus recapture.) We don’t impose a surrender charge on withdrawals to the extent that they do not exceed the “free withdrawal amount” determined as of the date of the withdrawal request.

The “free withdrawal amount” equals the greater of (a) or (b), where:

(a) = the sum of: 10% of the amount of each premium subject to a surrender charge (not to exceed the amount of each premium that has not been previously withdrawn as of the beginning of the contract year); less any prior withdrawals during that contract year; and

(b) = the gain in the Contract plus premiums remaining in the Contract that are no longer subject to a surrender charge.

The gain in the Contract is determined as the excess, if any, of (b) over (a) where:	(a) = all premiums paid into the Contract less prior withdrawals of premiums, and (b) = the contract value just prior to the withdrawal.

Any amount previously withdrawn from the Contract during that contract year will be taken into account in determining the “free withdrawal amount” available as of the date of the withdrawal request. For withdrawals in any contract year, we assume gain is withdrawn first, followed by premiums. We do not currently recapture bonus amounts for withdrawals within the “free withdrawal amount.” Premiums are assumed to be withdrawn on a first-in, first-out (“FIFO”) basis.

Remember that partial withdrawals will reduce your account value. Depending on its amount and timing, a withdrawal may considerably reduce or eliminate some of the benefits and guarantees provided by your Contract. For example, partial withdrawals may reduce benefits under the GMWB rider by substantially more than the amount withdrawn. You should carefully consider whether a partial withdrawal under a particular circumstance will have a negative impact to your benefits or guarantees. The impact of partial withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

Withdrawals are subject to tax to the extent of gain and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. (See “Tax Information.”)

Example. Assume that you paid an initial premium of $100,000 for a B Class Contract. Assume that your account value equals $105,000 on a subsequent date due to positive investment performance. On that date, you withdraw $20,000. The “free withdrawal amount” equals $10,000 determined as the greater of (a) 10% of each premium subject to a surrender charge (not to exceed the premiums that had not been previously withdrawn as of the beginning of the contract year), less any prior withdrawals during that contract year (10% of $100,000 = $10,000); and (b) gain ($105,000 – $100,000 = $5,000). Accordingly, $10,000 of your withdrawal would not be subject to a surrender charge, while the remaining $10,000 would be subject to a surrender charge.

Unless you direct us otherwise, we will make lump-sum withdrawals from subaccounts in the same proportion as the subaccounts bear to your account value. You may make a withdrawal request in writing to our Service Center or, once we’ve received proper telephone authorization, by telephone. You may direct your withdrawal to be paid into your bank account or other financial institution or sent to the address of record. We will process your partial withdrawal as of the end of the valuation period during which we receive the necessary information. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone withdrawal requests to be received the following business day. (See “Other Information – Notices and Elections” for additional information on potential delays applicable to telephone transactions.)

Minimum Amounts. The minimum amount that may be withdrawn is $40. Unless you have elected the GMWB or GMIB rider, we will not process a withdrawal which would reduce the surrender value below $5,000. We reserve the right to change these minimums.

What is the Systematic Withdrawal Program? The Contract offers an optional Systematic Withdrawal Program. This program may not begin until at least 30 days after the contract date. You may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. We will make systematic withdrawals from subaccounts in the same proportion as the subaccounts bear to your account value unless you specify otherwise. Fund Specific Systematic Withdrawals are allowed as long as you are not in an Asset Allocation Model. The Systematic Withdrawal Program will end if the systematic withdrawals, when added to prior lump sum withdrawals from the Contract in the same contract year, exceed the “Available Systematic Withdrawal Program Amount” described under “Program Amounts” below.

We reserve the right to restrict the maximum amount that may be withdrawn each year under the Systematic Withdrawal Program and to make changes to this program at any time.

Participating in the Systematic Withdrawal Program. You may choose the Systematic Withdrawal Program any time prior to the annuity date. You may elect the Systematic Withdrawal Program in writing or, once we receive proper telephone authorization, by telephone. You may change the payment date, frequency, payment amount, payment destination or cancel the Systematic Withdrawal Program at any time by notifying us in a form satisfactory to us.

You may direct us to have the Systematic Withdrawal Program payments sent to your bank or other financial institution or the address of record . You may elect a payment date, which can be any date from the 1st through the 28th day of the month. Your participation in the program will automatically end when your Contract reaches the annuity date.

Program Amounts. Each withdrawal must be for at least $40 and the remaining surrender value must be at least $5,000. We currently limit the total amount of these withdrawals in any contract year to:

•	10% of each premium paid into the Contract (but not more than the remaining premium in the Contract) that is subject to surrender charge, plus
•	100% of the remaining premiums in the Contract that are no longer subject to a surrender charge, less
•	any prior withdrawals from the Contract in that contract year.

Surrenders

At any time before the annuity date you may surrender the Contract through a full withdrawal of the surrender value, subject to the following conditions.

Surrenders	• Any request to surrender the Contract must be in writing.
• The Contract (or an affidavit of a lost Contract) must be delivered to our Service Center.

•     We will pay you an amount equal to the surrender value as of the end of the valuation period when we process the surrender, which is equal to the account value minus any surrender charge (which varies according to the Class of the Contract), minus any recaptured bonus amount (for XC Class Contracts), minus any applicable contract fee, minus any uncollected GMDB or GMWB Charge, minus any uncollected GMIB Charge, and minus any applicable charge for premium taxes. (See “Charges, Deductions, and Credits.”)

•     We won’t impose a surrender charge on the “free withdrawal amount” determined as of the date of the surrender request. (See “Partial Withdrawals” for a discussion of the calculation of the “free withdrawal amount.”)

• Surrenders are subject to tax and, if made prior to age 59 1/2, may also be subject to a 10% federal penalty tax.

Surrender Charges by Class	• B Class imposes a surrender charge on withdrawals equal to a maximum of 7.0% of each premium payment, reducing annually over 7 years following each premium payment.
• L Class imposes a surrender charge on withdrawals equal to a maximum of 6.0% of each premium payment, reducing annually over 4 years following each premium payment.
• C Class imposes a surrender charge on withdrawals equal to 2.0% of each premium payment during the first year following payment of each premium.
• XC Class imposes a surrender charge on withdrawals equal to a maximum of 8.0% of each premium payment, reducing over 9 years following each premium payment.

For more information on surrender charges, see “Charges, Deductions, and Credits – Surrender Charge.”

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	Any surrenders over $250,000;
•	Certain surrenders on or within 15 days of an address change;

•

Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;

•	Any surrender when the Company does not have an originating or guaranteed signature on file;
•	Any other transaction where we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, in our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800) 525-6205.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in the Medallion signature guarantee program. This includes many:

•	National and state banks;
•	Savings banks and savings and loan associations;
•	Securities brokers and dealers; and
•	Credit Unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee when required.

Death of Annuitant Prior to Annuity Date

If the owner is a natural person and the annuitant dies before the annuity date, and the annuitant is not the contract owner, the contract owner may designate a new annuitant. If a new annuitant is not designated, the contract owner (or the oldest co-owner) will become the annuitant. If the contract owner is not a natural person, upon the death of the annuitant (or the first annuitant to die if there are joint annuitants), no new annuitant may be named and the death benefit will be paid to the beneficiary. If the sole primary beneficiary is the deceased annuitant’s surviving spouse, he or she, if eligible, may instead elect to continue the Contract. (See “Spousal Beneficiary Continuation Option.”)

Death Benefit

Standard Death Benefit. The Contract provides a death benefit to the beneficiary if you die (or upon the death of the first owner to die, if there are co-owners, or the annuitant (or the first annuitant to die if there are joint annuitants), if the owner is a non-natural person) before the annuity date. Unless you purchase an optional guaranteed minimum death benefit (“GMDB”), the standard death benefit equals the account value, less uncollected charges (and for XC Class Contracts, any bonus amounts subject to recapture), on the death of the owner. (See “Features and Benefits of the Contract – Bonus Payment and Recapture” for more information on bonus recapture.) Generally, if any owner (or the annuitant, if the owner is a non-natural person) is over the age of 75 on the contract date, the GMDB options are not available so the standard death benefit will apply. If the standard death benefit applies, no minimum amount is guaranteed and the death benefit will fluctuate based on the investment performance of the subaccounts in which you invest.

GMDB Options. For an additional charge, you may elect one of the GMDB options available under the Contract if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 75 or under on the contract date. If you purchase a GMDB, under the B Class, L Class, or C Class Contracts, the death benefit equals the greater of the account value less uncollected charges or the GMDB Base (described below). However, if you purchase a GMDB under the XC Class Contract, the death benefit equals the greater of the account value, less uncollected charges and any bonus amounts subject to recapture on the death of the owner, or the GMDB Base. (See “Features and Benefits of the Contract – Bonus Payment and Recapture” for more information on bonus recapture.) If a contract owner dies (or the annuitant, if the owner is a non-natural person) within 90 days of the contract date or within 6 months of the date of a change of owner (except under the spousal beneficiary continuation option), the GMDB Base is zero and no GMDB will be payable. This limitation does not apply when there is a change of owner and the life upon which payment of the death benefit is based does not change.

The GMDB options are:

•	Return of Premium GMDB

•	Maximum Anniversary Value GMDB

Once you elect a GMDB option, you cannot change or cancel it. Although we currently permit a GMDB option to be elected at issue only, we reserve the right to permit contract owners to elect a GMDB after issue in the future. The GMDB, however, will terminate if you annuitize or surrender the Contract, upon death (unless the Contract is continued by an eligible spousal beneficiary who qualifies to continue the GMDB rider), or if the Contract otherwise terminates. It may also terminate or the benefit may be reduced if there is a change of owner.

GMDB Base – Return of Premium.  If you purchase the Return of Premium GMDB, the GMDB Base equals:

• the premiums paid into the Contract less	For this formula, each “adjusted” withdrawal equals the amount withdrawn multiplied by (a) ÷ (b) where:
• “adjusted” withdrawals from the Contract.	(a) = GMDB Base and
(b) = the account value.
Both (a) and (b) are calculated immediately prior to the withdrawal.

GMDB Base – Maximum Anniversary Value. If you purchase the Maximum Anniversary Value GMDB, the GMDB Base equals the greatest of the anniversary values.

An anniversary value is equal to the contract value on the contract date or a contract anniversary increased by premium payments and decreased by “adjusted” withdrawals since the contract date or that anniversary. “Adjusted withdrawals” are calculated according to the formula used for the Return of Premium GMDB Base, as described above in the “GMDB Base – Return of Premium (Standard Version)” section.

We will calculate an anniversary value on the contract date and for each contract anniversary thereafter through the earlier of the contract anniversary on or following your 80th birthday or the anniversary on or prior to your date of death. If the Contract has or had co-owners, we will use the oldest owner’s 80th birthday or the anniversary on or prior to any owner’s date of death. If an owner is a non-natural person, we will use the oldest annuitant’s 80th birthday or the anniversary value on or prior to any annuitant’s date of death.

If there is a change of owner and the GMDB continues, subsequent changes in owner (i.e., spousal continuation) will not increase the period of time used to determine anniversary values. At the time of the ownership change, if as of the contract date a new owner was older than the owner whose age is then being used to determine anniversary values and the period of time for calculating anniversary values has not ended, then the limitation date used for calculating additional anniversary values will be reset. The new limitation date will be reset based on the age of the new owner, but it will not be reset to a date earlier than the date of the ownership change.

For an example of the calculation of the Maximum Anniversary Value GMDB, see Appendix C.

Change of Owner. For Contracts with a GMDB option, any change to the contract owner(s) will terminate the GMDB unless:

•	The new owner is a spouse or a child of the owner being changed and was age 75 or under on the contract date;
•	An owner’s spouse or child is removed as an owner;
•	As a result of the creation or termination of a trust, the life upon which payment of the death benefit is based has not changed; or
•	The change is the result of continuation of the Contract under the spousal beneficiary continuation option and on the spousal continuation date the spouse was not over age 75.

GMDB Limitation. If a contract owner dies (or the annuitant, if the owner is a non-natural person) within 90 days of the contract date or within 6 months of the date of a change of owner where there was a change in the life upon which payment of the death benefit is based (except under the spousal beneficiary continuation option), the GMDB Base is zero and no GMDB will be payable.

GMDB Charge. We deduct a charge for the selected GMDB option that compensates us for the costs and risks we assume in providing the GMDB benefit. (See “Charges, Deductions, and Credits – GMDB Charge.”)

Payment of Death Benefit

Unless you have provided otherwise, the death benefit will be paid to, or in equal shares to:

a.	The primary beneficiary who survives you (or who survives the annuitant if the owner is a non-natural person); or, if no primary beneficiary survives you,

b.	The contingent beneficiary who survives you (or who survives the annuitant if the owner is a non-natural person); or, if no contingent beneficiary survives you,

c.	Your estate.

If a beneficiary survives you, but dies before the death benefit is paid, the heirs or estate of such beneficiary are entitled to the death benefit that would otherwise have been paid to such beneficiary.

The beneficiary must receive his or her respective death benefit under one of the following payment options unless an eligible spousal beneficiary continues the Contract under the spousal beneficiary continuation option. See “Spousal Beneficiary Continuation Option.”

Death Benefit Payment Options	• Option 1: payment of the death benefit in a lump sum within five years of the date of such owner’s death; or
• Option 2: payment of the entire death benefit within five years of the date of such owner’s death; or

•     Option 3:  payment of the death benefit under an annuity option over the lifetime of such beneficiary, or over a period that does not exceed the life expectancy, as defined by Internal Revenue Service regulations, of such beneficiary, with payments starting within one year of the date of death of such owner. This option is not available if the beneficiary is a non-natural person.

We determine the death benefit as of the date we receive certain information at our Service Center. We call this information due proof of death. It consists of the Beneficiary Statement, a certified death certificate, and any additional documentation we may need to process the death claim. Beneficiaries continue to bear the investment risk that the account value will increase or decrease until such time as they submit due proof of death.

In addition, for multiple beneficiaries, we will pay the first beneficiary to provide us with due proof of death their share of the death proceeds. We will not pay any remaining beneficiary their share until we receive due proof of death from that beneficiary.

Such beneficiaries continue to bear the investment risk until they submit due proof of death. Please note, we may be required to remit the death benefit proceeds to a state prior to receiving due proof of death. (See “Other Information – Abandoned or Unclaimed Property.)

If the age of an owner (or an annuitant, if the owner is a non-natural person) is misstated, any death benefit will be adjusted to reflect the correct age.

Unless instructed otherwise, in writing, we will withhold the mandatory 10% federal withholding tax, and state tax, if applicable. Generally, death benefit proceeds are taxable to the extent of gain. (See “Tax Information.”)

The payment of the death benefit is subject to our financial strength and claims-paying ability.

Spousal Beneficiary Continuation Option

If you die before the annuity date and your beneficiary is an eligible spousal beneficiary, your spouse, if eligible, may elect to continue the Contract. To be an eligible spousal beneficiary, the spouse must not have been older than age 80 on the contract date. If your spouse has not chosen a death benefit payment option by the end of the 60 day period following our receipt of a certified death certificate, we will continue the Contract under the spousal beneficiary continuation option. The “spousal continuation date” is the date on which the eligible spousal beneficiary provides all of the information required to continue the Contract or the date the spousal beneficiary continuation option is automatically applied.

The right of a spouse to continue the Contract, and all Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under Federal law. Therefore, exercise of the spousal continuation provisions of this contract or any riders by persons who do not meet the definition of “spouse” under Federal law – e.g., domestic and civil union partners – may have adverse tax consequences. Consult a tax advisor for more information on this subject.

Your spouse becomes the contract owner and the beneficiary until he or she names a new beneficiary. If the death benefit which would have been paid to the surviving spouse is greater than the account value less uncollected charges as of the spousal continuation date, we will increase the account value of the continued Contract to equal the death benefit we would have paid to the surviving spouse. On the spousal continuation date, any increase will be allocated to subaccounts based on the ratio of account value in each subaccount to the account value prior to the increase. If your spouse is over age 75 on the spousal continuation date, the GMDB option will end.

The GMIB rider will continue unless the annuitant is changed on the spousal continuation date and the new annuitant was over age 75 on the contract date. (See “Guaranteed Minimum Income Benefit,” later in this Prospectus.)

The GMWB rider may continue if an eligible spousal beneficiary is at least 60 years old on the spousal continuation date. (See “Guaranteed Minimum Withdrawal Benefit – Spousal Continuation,” later in this Prospectus.)

Payments to Contract Owners

We’ll make any payments to you usually within seven days of our Service Center receiving your proper request. However, we may suspend or postpone payments of any amount where permitted under applicable federal or state laws, rules or regulations.

We may suspend or defer payments in the event that:

a.	the New York Stock Exchange is closed;

b.	trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission;

c.	the Securities and Exchange Commission declares that an emergency exists making it not reasonably practicable to dispose of securities held in the Separate Account or to determine the value of the Separate Account’s assets;

d.	the Securities and Exchange Commission by order so permits for the protection of security holders; or

e.	the payment is derived from a check used to make a premium payment which has not cleared through the banking system.

If, pursuant to SEC rules, the BlackRock Money Market V.I. Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, then we will delay payment of any transfer, partial withdrawal, surrender, or death benefit from the BlackRock Money Market V.I. Subaccount until the Fund is liquidated.

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a contract owner’s ability to make certain transactions and thereby refuse to accept any premium payments or requests for transfers, withdrawals, surrenders, annuitization, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

We reserve the right, at our option, to defer any payments in accordance with the deferment provisions of the Investment Company Act of 1940, as amended. We will add interest from the date of our receipt of a completed request to the date of payment if such payment is not made within 10 days following receipt of the completed request. The annual rate of interest will not be less than 3%.

Contract Changes

Changes to the Contract

•     Requests to change an owner, beneficiary, annuitant, or the annuity date of a Contract (if permitted and acceptable to us) will take effect as of the date we receive such a request, unless we have already acted in reliance on the prior status.

• We are not responsible for the validity of such a request.
• Only our President, Vice President, Secretary, or Assistant Secretary may change this Contract. No one else has authority to modify or waive any provision of the Contract.
• Any change must be in writing, signed, and received at our Service Center.
• At any time, we may make such changes to the Contract, without your consent as required to make it conform with any law, regulation, or ruling issued by a government agency.
• We will notify you of such changes and when required will obtain approval from the appropriate regulatory authority and you.

Annuity Payments

We’ll make the first annuity payment on the annuity date, and payments will continue according to the annuity option selected. You may select an annuity date that may not be earlier than the first Contract anniversary and may not be later than the maturity date. The maturity date is the oldest annuitant’s 90th birthday. If you do not select an annuity date, the annuity date is the maturity date. You may change the annuity date at any time before the maturity date. For all Contracts, the annuity date must be at least twelve months after the contract date.

Contract owners may select from a variety of fixed annuity payment options that we make available from those outlined below in “Annuity Options.” If you don’t choose an annuity option, we’ll use the Life Annuity with Payments Guaranteed for 10 Years annuity option. We reserve the right to change the default annuity option at our discretion. You may change the annuity option before the annuity date. An option not set forth in this Prospectus may be chosen if it is acceptable to us.

We calculate your annuity payments as of the annuity date, not the date when the completed annuitization request form is received at the Service Center in good order. Until the annuity date, your account value will fluctuate in accordance with the performance of the investment options you have selected. After the annuity date, your Contract does not participate in the performance of the Separate Account. On the annuity date, the annuity value will be transferred to our general account and will be applied to the annuity option at the current payout rates, which we will furnish at your request. We determine the dollar amount of annuity payments by applying your annuity value (which equals your account value, less any uncollected GMDB charge, GMIB or GMWB charge, less any surrender charge unless prohibited by your state, and any applicable Contract fee, and any applicable premium taxes) on the annuity date to our then current annuity payout rates. Payout rates show the amount of periodic payment that a $1,000 value buys. These rates are based on the annuitant’s age and sex (where permitted) and payment options and payment frequency at the time payments begin.

The payout rates cannot be less than the guaranteed payout rates which are based on the annuitant’s “adjusted age”, the guaranteed mortality table (if applicable), and the guaranteed interest rate.

The guaranteed interest rates will never be less than 1% per year. The interest rate is indexed and is determined as follows: for each calendar quarter the interest rate is equal to the average of 5-year constant maturity treasury rates as reported by the Federal Reserve over a consecutive 12 month period ending the second month of the previous calendar quarter, rounded to the nearest one-twentieth of 1%, less 1.25%.

You may choose to receive payments at any payment interval which we make available, but not less frequently than once per year. If the annuity value on the annuity date is less than $2,000, we will pay the annuity value in a lump sum. If any annuity payment would be less than $20, we may change the frequency of payments so that all payments will be at least $20. If after the change in frequency, the annual payment is less than $20, we will pay the annuity value in a lump sum.

The amount of your annuity payments will not be less than those that would be provided by the application of the annuity value to purchase any single premium immediate annuity contract we then offered to the same class of annuitants.

Evidence of Survival. We may require proof that any person on whose continued life any payments are based is alive. We reserve the right to withhold or discontinue payments until we receive proof, in a form satisfactory to us, that such person is living.

Gender-Based Annuity Purchase Rates. The Contract provides for gender-based annuity purchase rates when life annuity options are chosen.

Misstatement of Age or Sex. We may require proof at any time, in a form satisfactory to us, of the age or sex of any annuitant, owner or beneficiary if any payments and benefits under the Contract are based on such person’s age and sex. If the age or sex of any such person has been misstated, any payments and benefits will be adjusted based on the correct age and sex of such person.

Once annuity payments have begun, any amount we have overpaid as a result of such misstatement will be deducted from the next payment(s) made by us under the Contract. Any amount we have underpaid will be paid in full with the next payment made by us. We may pay interest on the underpayment at the rate required by the law.

Annuity Options

The following fixed annuity payment options may be available. We may in the future offer more or fewer options. You may choose another option that is not set forth in this Prospectus if it is acceptable to us. Once you begin to receive annuity payments, you cannot change the payment option, payment amount, or the payment period. Please note that there is no guarantee that aggregate payments under any of these annuity options will equal the total premiums paid.

Death of Owner During the Annuity Period. If an owner who is not an annuitant dies during the annuity period, any remaining payments under the annuity option in effect will continue to be made at least as rapidly as under the distribution method in effect as of such owner’s death. Upon such death, if there is no surviving co-owner, the beneficiary will become the owner.

Death of Annuitant During the Annuity Period. If the annuitant under an Annuity Option, or the last surviving joint annuitant under a Joint and Survivor Annuity Option, dies while any guaranteed amounts remain unpaid, the owner, or the beneficiary if there is no surviving owner, may choose either:

(a)	to receive payments for the remainder of the period guaranteed; or

(b)	to receive the present value of the remaining guaranteed payments in a lump sum.

The interest rate used to calculate any present value is the interest rate we used on the annuity date to compute the amount of the annuity payments.

How We Determine Present Value of Future

Guaranteed Annuity Payments

Present value refers to the amount of money needed today to fund the remaining guaranteed payments under the annuity payment option you select. The primary factor in determining present value is the interest rate assumption we use. If you are receiving annuity payments under an option that gives you the ability to take the present value of future payments in a lump sum and you elect to take the lump sum, we will use the same interest rate assumption in calculating the present value that we used to determine your payment stream at the time your annuity payments commenced.

Payments of a Fixed Amount	We will make equal payments in an amount you choose until the sum of all payments equals the annuity value applied, increased for interest credited. The amount you choose must provide at least ten years of payments. These payments don’t depend on the annuitant’s life. If the annuitant dies before the guaranteed amount has been paid, you (or if no surviving owner, the beneficiary) may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

Payments for a Fixed Period	We will make equal payments for a period you select of at least ten years. These payments don’t depend on the annuitant’s life. If the annuitant dies before the end of the period, you (or if no surviving owner, the beneficiary) may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

Life Annuity *	We make payments for as long as the annuitant lives. Payments will cease with the last payment made before the annuitant’s death.

Life Annuity With Payments Guaranteed for 5, 10, 15, or 20 Years	We make payments for as long as the annuitant lives. In addition, even if the annuitant dies before the period ends, we guarantee payments for 5, 10, 15, or 20 years. If the annuitant dies before the guarantee period ends, you (or if no surviving owner, the beneficiary) may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum.

Life Annuity With Guaranteed Return of Annuity Value	We make payments for as long as the annuitant lives. In addition, even if the annuitant dies, we guarantee payments until the sum of all annuity payments equals the annuity value applied. If the annuitant dies while guaranteed amounts remain unpaid, you (or if no surviving owner, the beneficiary) may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed amount in a lump sum.

Joint and Survivor Life Annuity*	We make payments for the lives of the annuitant and a designated second person. Payments will continue as long as either one is living.

Joint and Survivor Life Annuity With Payments Guaranteed for 5, 10, 15, or 20 Years	We make payments during the lives of the annuitant and a designated second person. Payments will continue as long as either one is living. In addition, even if the annuitant and the designated second person die before the guaranteed period ends, we guarantee payments for 5, 10, 15, or 20 years. If the annuitant and the designated second person die before the end of the period, you (or the beneficiary if there is no surviving owner) may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If you die while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

Guaranteed Minimum Income Benefit

General. If you are concerned that poor subaccount investment performance may adversely affect the annuity value on which your annuity payments will be based, we offer an optional Guaranteed Minimum Income Benefit (“GMIB”) for an additional charge. The GMIB provides you the ability to receive guaranteed minimum monthly fixed payments in the future if you annuitize under the terms and conditions of the GMIB rider. If you elect the GMIB rider, you know the level of minimum income that will be available to you upon annuitization, assuming no withdrawals or additional premiums, regardless of fluctuating market conditions. You may never need to rely upon the GMIB rider, which should be viewed as a payment “floor.” You must annuitize under the terms and conditions of the GMIB rider to obtain any benefit from the GMIB. The fees collected for this benefit will not be refunded even if you do not annuitize under the GMIB rider. There is a waiting period of 10 years from the contract date before you can annuitize under the GMIB rider. If you elect the GMIB, you cannot elect the GMWB.

This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

*	These options are “pure” life annuities. Therefore, it is possible for the payee to receive only one annuity payment if the person (or persons) on whose life (lives) payment is based dies after only one payment or to receive only two annuity payments if that person (those persons) dies after only two payments, etc.

For an example of the GMIB, see Appendix D.

If you decide that you want the protection offered by the GMIB rider, you must elect it at issue. You cannot elect the GMIB rider if the annuitant or joint annuitant is older than age 75 on the contract date. You may not cancel the GMIB rider once elected. The GMIB rider will terminate upon full surrender, annuitization (under the Contract or the GMIB rider), expiration of the last exercise period, death, or termination of the Contract. The GMIB rider will also terminate if the annuitant or joint annuitant is changed and the new annuitant or joint annuitant was older than age 75 on the contract date. However, the GMIB rider will not terminate at death if an eligible spousal beneficiary continues the Contract under the spousal beneficiary continuation option, unless the annuitant is also changed and the new annuitant was older than age 75 on the contract date. If there is a change of annuitant and the rider continues, the GMIB may be reduced and the last exercise date may be reset to an earlier date.

Important Information About the GMIB Rider:

•   We will not refund the GMIB charges, even if you do not annuitize under the GMIB rider.

•   There is a 10-year waiting period before you can annuitize under the GMIB rider.

•   You must elect the GMIB rider at issue.

•   Once you elect the GMIB rider, you cannot cancel it.

•   You cannot elect the GMIB rider if the annuitant or the joint annuitant (if any) are older than age 75 on the contract date.

•   If you elect the GMIB rider, we may in the future require you to use our quarterly rebalancing program and comply with investment allocation restrictions and guidelines. These restrictions and guidelines are further discussed later in this Prospectus. If you do not comply with the restrictions and guidelines within a certain timeframe, we may charge you more for the benefit.

How We Determine the Amount of Your Minimum Guaranteed Income. If you elect the GMIB rider, we determine the amount of minimum income available to you on the date you exercise the GMIB rider by applying the GMIB Base (less applicable premium taxes) to the GMIB Annuity Option Payout Rates (“GMIB rates”) for the annuity option you select.

The GMIB Base is only used to calculate the GMIB, and does not establish or guarantee an account value, cash value, minimum death benefit, or a minimum return for any subaccount.

Because the GMIB rates are based on conservative actuarial factors, the amount of lifetime income that the GMIB rider guarantees may be less than the amount of income that would be provided by applying your annuity value to then-current annuity payout rates for the same annuity option. Therefore, you should view the benefit provided if you annuitize under the terms and conditions of the GMIB rider as a payment “floor.” Your amount of lifetime income, however, will not be less than it would be if we applied your annuity value on the exercise date to then-current annuity purchase rates for the same annuity option. Annuity payout rates depend on the sex and ages of the annuitant and any joint annuitant.

GMIB Base. The GMIB Base equals the greater of the GMIB MAV Base and the GMIB Roll-Up Base.

GMIB MAV Base. The GMIB MAV Base is equal to the greatest anniversary value. An anniversary value is equal to the contract value on the contract date and on each contract anniversary, increased by premium payments and decreased by “adjusted” withdrawals since the contract date or that anniversary.

For this formula, each “adjusted” withdrawal equals the amount withdrawn multiplied by (a) ÷ (b) where:

  (a) = GMIB MAV Base and

  (b) = the account value.

Both (a) and (b) are calculated immediately prior to the withdrawal.

We will calculate an anniversary value on the contract date and on each contract anniversary thereafter through the earlier of the contract anniversary on or following the oldest annuitant’s 80th birthday and the date you exercise your GMIB. Changes in the annuitant may cause the rider to terminate. If the rider continues in effect, changes in the annuitant will not increase the period of time used to determine anniversary values. At the time of the annuitant change, if as of the contract date a new annuitant was older than the annuitant whose age is then being used to determine anniversary values, and the period of time for calculating the anniversary values has not ended, then the limitation date for calculating additional anniversary values will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

GMIB Roll-Up Base. The GMIB Roll-Up Base equals the sum of GMIB Roll-Up Base A and GMIB Roll-Up Base B. Dividing the GMIB Roll-Up Base into these components allows us to apply different rates of interest to the GMIB Roll-Up Base associated with certain subaccounts (called “Restricted Subaccounts.”) The Restricted Subaccounts currently include the BlackRock Money Market V.I. Subaccount and the Eaton Vance VT Floating-Rate Income Subaccount.

GMIB Roll-Up Base A: GMIB Roll-Up Base A is equal to:

•	the initial premium allocated to subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 5%, plus

•

subsequent premiums allocated to an account value transferred into subaccounts other than the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 5%, less

•

all “adjusted” withdrawals (as defined in the box below) and all transfers from subaccounts other than the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal or transfer at an annual rate of 5%.

The GMIB Roll-Up Base A will not be less than zero.

“Adjusted” withdrawals: If the total of all withdrawals from subaccounts other than the Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 5% times the GMIB Roll-Up Base A as of the beginning of the contract year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMIB Roll-Up Base A on a dollar-for-dollar basis.

If the total of all withdrawals from subaccounts other than the Restricted Subaccounts, including the requested withdrawal, is greater than 5% times the GMIB Roll-Up Base A as of the beginning of the contract year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

  (a) = GMIB Roll-Up Base A and

  (b) = the account value in all subaccounts other than the Restricted Subaccounts.

Both (a) and (b) are calculated immediately prior to the withdrawal.

GMIB Roll-Up Base B: GMIB Roll-Up Base B is equal to:

•	the initial premium allocated to the Restricted Subaccounts, with interest compounded daily from the contract date at an annual rate of 3%, plus

•

subsequent premiums allocated to and account value transferred into the Restricted Subaccounts after the contract date, with interest compounded daily from the contract anniversary on or following each premium payment or transfer at an annual rate of 3%, less

•

all “adjusted” withdrawals (as defined in the box below) and all transfers from the Restricted Subaccounts, with interest compounded daily from the contract anniversary on or following each withdrawal or transfer at an annual rate of 3%.

The GMIB Roll-Up Base B will not be less than zero.

“Adjusted” withdrawals: If the total of all withdrawals from Restricted Subaccounts during the contract year, including the amount of the requested withdrawal, is less than or equal to 3% times the GMIB Roll-Up Base B as of the beginning of the contract year, we will not adjust withdrawals in the calculation above and thus withdrawals will reduce the GMIB Roll-Up Base B on a dollar-for-dollar basis.

If the total of all withdrawals from Restricted Subaccounts, including the requested withdrawal, is greater than 3% times the GMIB Roll-Up Base B as of the beginning of the contract year, the requested withdrawal in the calculation above will be multiplied by an adjustment factor. The adjustment factor is (a) divided by (b) where:

  (a) = GMIB Roll-Up Base B and

  (b) = the account value in the Restricted Subaccounts.

Both (a) and (b) are calculated immediately prior to the withdrawal.

GMIB Limitations. The period during which the interest will accrue for purposes of calculating the GMIB Roll-Up Base A or the GMIB Roll-Up Base B is limited. Interest accrues until the earliest of:

1.   The 20th contract anniversary;

2.   The contract anniversary on or following the oldest annuitant’s 80th birthday; or

3.   The date you exercise your GMIB.

If there is a change in annuitant and the GMIB continues, subsequent changes in annuitant will not increase the period of time used to determine interest. At the time of the annuitant change, if as of the contract date a new annuitant was older than the annuitant whose age is then being used to determine the period during which interest will accrue and the period of time for calculating such interest has not ended, then the limitation date used for calculating additional interest will be reset. The new limitation date will be reset based on the age of the new annuitant, but will not be reset to a date earlier than the date of the annuitant change.

Allocation Guidelines and Restrictions. We do not currently, but may in the future, impose certain allocation guidelines and restrictions. Under these allocation guidelines and restrictions, we may require contract owners with the GMIB rider to allocate at least 35% and no more than 85% to subaccounts in the Large Cap, Mid Cap, Small Cap, and International investment categories. The subaccounts currently available in these investment categories are listed in Appendix F.

We would also require contract owners with the GMIB rider to use the quarterly rebalancing feature. We will notify you at least 90 days in advance of the imposition of any such allocation guidelines and restrictions. If, at the end of this 90-day notice period, you have not complied with these allocation guidelines and restrictions, we will impose a higher charge for the GMIB for the duration of your Contract, but in no event will this charge exceed the maximum charge shown in the “Fee Table.”

Conditions for Electing to Receive Income Payments. You cannot exercise the GMIB until the expiration of the waiting period. The waiting period expires on the 10th contract anniversary. After the waiting period, you may only exercise the GMIB on a contract anniversary or within the 30 days immediately following that contract anniversary. The last timeframe within which you can exercise the GMIB begins at the contract anniversary on or following the 85th birthday of the oldest annuitant or joint annuitant named at any time under the GMIB rider and expires 30 days later. Because of the length of the waiting period combined with the latest permissible exercise date, we will not allow you to elect the GMIB rider if either the annuitant or joint annuitant is older than age 75 on the contract date.

If you annuitize your Contract at any time other than during a permitted exercise period, the GMIB is not available. For example, you cannot exercise the rider if you annuitize your Contract twelve and one half years after you purchase the Contract or seven years after you purchase the Contract. You are not required to use the GMIB rider to receive annuity payments. However, we will not refund fees paid for the GMIB rider if you annuitize outside of the terms and conditions of the GMIB rider.

Available Annuity Options. The annuity options available when using the GMIB to receive your fixed income are limited to the following:

•	Life Annuity
•	Joint and Survivor Life Annuity
•	Life Annuity with Payments Guaranteed for 10 Years
•	Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years

If you select the Joint and Survivor Life Annuity or Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years, the designated second person is deemed to be the joint annuitant for purposes of the GMIB rider.

Change of Annuitant. If an annuitant or joint annuitant is changed and, as of the contract date, the new annuitant or joint annuitant was older than age 75, the GMIB rider will terminate. Otherwise, if the new annuitant’s or joint annuitant’s age on the contract date was older than the age of the oldest annuitant currently being used to determine the GMIB, we will reset the last timeframe within which you can exercise the GMIB based on the new annuitant’s or joint annuitant’s age. If the recalculated last exercise date is earlier than the date of the change of annuitant, the GMIB rider will terminate.

GMIB Charge. We deduct a charge for the GMIB rider that compensates us for the costs and risks we assume in providing this benefit. (See “Charges, Deductions, and Credits – GMIB Charge.”)

Payment of the GMIB is subject to our financial strength and claims-paying ability.

For an example of the calculation of the GMIB, see Appendix D.

Guaranteed Minimum Withdrawal Benefit

The Guaranteed Minimum Withdrawal Benefit is no longer available for purchase. If you previously purchased the Guaranteed Minimum Withdrawal Benefit, your benefits will remain the same. However, if you have previously purchased the Guaranteed Minimum Withdrawal Benefit and have since terminated or terminate at any time in the future, you may no longer elect to purchase it again.

General

If you are concerned that poor subaccount investment performance may adversely impact the amount of money you can withdraw from your Contract and/or that you may live substantially longer than expected and outlive your account value, we offer an optional Guaranteed Minimum Withdrawal Benefit (“GMWB”) rider for an additional charge. If you elected the GMWB during your lifetime, you can take minimum annual withdrawals and payments from us, if necessary, regardless of your account value each contract year up to a specified amount, referred to as the Guaranteed Lifetime Amount. This means if your account value is depleted at any time while the GMWB is in effect, we guarantee that we will make payments to you equal to the Guaranteed Lifetime Amount over your life (and your co-owner’s life, if there are co-owners), subject to certain conditions and restrictions. If you elect the GMWB rider you cannot elect the GMIB.

This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) and/or other “stretch” annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

You should not elect the GMWB if:

•	you plan to take withdrawals in excess of the Guaranteed Lifetime Amount because such excess withdrawals may significantly reduce or eliminate the value of the benefit; or

•	you are interested in long-term accumulation rather than current payments and are not interested in the protection the benefit provides.

What is the GMWB?

The GMWB is an optional rider that permits you to receive annual minimum withdrawals and payments from us, if necessary, regardless of your account value during your lifetime (or until the second owner’s death if there are co-owners). There is an additional charge for this rider.

Important Information About the GMWB Rider:

•   If you do not choose to take withdrawals and/or do not receive lifetime payments while this rider is in effect, we will not refund the GMWB charges. If you do receive lifetime payments under your rider, there is a risk that the total amount of the lifetime payments you receive will not exceed the GMWB charges you have paid.

•   If you make withdrawals from your Contract while the rider is in effect, those withdrawals are made from your own account value. We are only required to start using our own money to make lifetime payments to you when and if your account value is reduced to zero (for any reason other than due to an excess withdrawal).

•   We have designed the rider to protect you from outliving your account value. If the rider is terminated or you (and your co-owner, if applicable) die before your account value is reduced to zero, neither you nor your estate will receive any lifetime payments from us, nor will the rider provide for any cash value build-up to provide lifetime payments.

•   We limit your withdrawals to the Guaranteed Lifetime Amount each contract year and impose certain investment allocation guidelines and restrictions in order to minimize the risk that your account value will be reduced to zero before your (or your co-owner’s) death. Accordingly, a significant risk against which the rider protects — that your account value will be reduced to zero (other than due to an excess withdrawal) while you are still alive — may be minimal. Thus, these restrictions also significantly reduce the likelihood that we will make any lifetime payments to you under the rider. In fact, if your Contract’s investment performance over time is sufficient to generate gains that can sustain periodic withdrawals equal to or greater than the Guaranteed Lifetime Amount, then your account value will never be reduced to zero and we will never make lifetime payments to you.

•   You and your co-owner (if applicable) must be at least 60 and not more than 80 years old when you elected the GMWB rider.

•   If you elected the GMWB, certain investment allocation guidelines and restrictions apply, including participating in a Quarterly Rebalancing Program or use of specified models under the Asset Allocation Program. These restrictions and guidelines are further discussed later in this Prospectus.

Important Information About the GMWB Rider:

•   For both new and existing Contracts, you may elect either the GMWB or the GMIB, but not both optional benefits.

•   Please note that all withdrawals — even withdrawals made while the GMWB is in effect — reduce your account value and death benefit.

•   We will not accept additional premium payments after you take your first withdrawal after the GMWB Effective Date.

•   If the owner is an individual natural person, then the owner also must be the annuitant. If the owner is a non-natural person (such as a trust), all references to owner shall mean annuitant and the age of the annuitant (and the age of a joint annuitant, if applicable) will be used. Co-owners and joint annuitants may only be spouses when the GMWB rider is in force. If there are co-owners, they also must be joint annuitants. If there are joint annuitants, they also must be co-owners, unless the owner is a non-natural person.

•   If you elected the GMWB, you may not elect and/or continue the Dollar Cost Averaging Program discussed earlier in this Prospectus. In addition, after the first withdrawal following the GMWB Effective Date, we will terminate the Automatic Investment Feature.

You should consult with your tax and financial professionals before purchasing the GMWB rider to determine whether the rider is suitable for you.

Important Term: The GMWB Effective Date is the date the GMWB rider becomes effective.

When May I Take Withdrawals?

If you elected the GMWB rider, any withdrawal will be subject to the terms of the GMWB rider. This means that any withdrawal amount (including the “free withdrawal amount”), if greater than the Guaranteed Lifetime Amount, will also reduce your benefit base as well as your account value. The “free withdrawal amount” is discussed earlier in this Prospectus.

In order to make withdrawals and still maintain the rider’s guarantee, you may request to withdraw up to the Guaranteed Lifetime Amount each contract year on or after the GMWB Effective Date. You should note that as long as you have made no withdrawals the Guaranteed Lifetime Amount can increase for ten years after the GMWB becomes effective. (See definitions of “Lifetime Income Percentage” and “GMWB Base” below, to learn how your Guaranteed Lifetime Amount can increase during the ten-year period.) Once you take your first withdrawal after electing the GMWB, the GMWB Base will not increase in the same manner as before the withdrawal. It can only increase to equal the contract value, if greater, on each third contract anniversary.

What is the Guaranteed Lifetime Amount?

We determine your Guaranteed Lifetime Amount by multiplying the GMWB Base by a percentage based on age at the time of your first withdrawal on or after the GMWB Effective Date. This rate is called a Lifetime Income Percentage.

Lifetime Income Percentage X GMWB Base = Guaranteed Lifetime Amount

More specifically, we determine the initial Lifetime Income Percentage based on your age band (or the age band of the younger owner if there are co-owners) on the date of the first withdrawal on or after the GMWB Effective Date in accordance with the following chart.

Age Band of (Younger) Owner When First Withdrawal is Taken on or After the GMWB Effective Date	Lifetime Income Percentage
60-64	4.5%
65-69	5.0%
70-74	5.5%
75-79	6.0%
80+	7.0%

Once you have elected the rider, if you change the contract owner or add a co-owner, the Lifetime Income Percentage may change because we base the Lifetime Income Percentage on the (younger) owner’s age band at the time of the first withdrawal. Any change in the GMWB Base or the Lifetime Income Percentage will also change the Guaranteed Lifetime Amount.

Example: To help understand how we calculate the Guaranteed Lifetime Amount, assume that you are age 65 and purchase an L Class Contract with the GMWB rider with an initial premium of $100,000. You do not make any additional premium payments and take your first withdrawal on the fifth contract anniversary. The Lifetime Income Percentage locks in at 5.5% since you are age 70 at the time of the first withdrawal. If your GMWB Base equals $140,000 at such time, then the Guaranteed Lifetime Amount will equal $7,700 ($140,000 X .055). If you add your spouse as a co-owner, age 66, on the next contract anniversary, then your Lifetime Income Percentage will be reduced to 5.0%, since your spouse was age 65 at the time you made your first withdrawal and your Guaranteed Lifetime Amount will equal $7,000 ($140,000 X .05).

What if I Withdraw Less Than the Guaranteed Lifetime Amount Each Year?

You may take withdrawals equal to or less than the Guaranteed Lifetime Amount during each contract year. If you choose to receive only a part of, or none of, your Guaranteed Lifetime Amount in any given contract year, you should be aware that your guaranteed minimum withdrawals are not cumulative. You cannot carry over any unused guaranteed minimum withdrawals to any future contract years. The following example is helpful to understand this concept:

Example: If your Guaranteed Lifetime Amount is $1,500 and you withdraw $1,000 during (the current) contract year, your Guaranteed Lifetime Amount will not increase the next contract year by the $500 you did not withdraw in the current contract year.

We do not impose a surrender charge on withdrawals up to the Guaranteed Lifetime Amount each contract year.

What If I Withdraw More Than the Guaranteed Lifetime Amount in a Contract Year?

Each contract year, you may withdraw more than the Guaranteed Lifetime Amount in effect at the time of the withdrawal request. We refer to the portion of any withdrawal that causes cumulative withdrawals in a given year to exceed the Guaranteed Lifetime Amount as an “excess withdrawal.” An excess withdrawal could significantly reduce your GMWB Base and thereby reduce the amount of your future Guaranteed Lifetime Amount.

If cumulative withdrawals in a contract year have already exceeded the Guaranteed Lifetime Amount in effect at the time of a withdrawal request, then the entire amount of that withdrawal will be treated as an excess withdrawal.

Important: Excess withdrawals will reduce your GMWB Base and may do so by substantially more than the actual amount of the excess withdrawal. Excess withdrawals will also reduce your Guaranteed Lifetime Amount. You must carefully manage your withdrawals if you elect the GMWB rider. Due to the long-term nature of the rider’s guarantee, there is a risk that you may need funds in excess of your Guaranteed Lifetime Amount, and that if you do not have other sources of income available, you may need to make withdrawals that will reduce or even eliminate the amount of any lifetime payments you may receive under your rider. If you believe you may need to make excess withdrawals, you should have other sources of liquidity to avoid having to do so; otherwise, the rider may not be appropriate for you.

What is the GMWB Base?

As noted above, the GMWB Base is used to calculate the Guaranteed Lifetime Amount and determine the GMWB charge. This is important because when the GMWB Base increases, the Guaranteed Lifetime Amount and the GMWB charge also increase.

Prior to your first withdrawal (for up to 10 years after the GMWB Effective Date), your GMWB Base will equal your GMWB Maximum Anniversary Value (“MAV”) Base. (See “GMWB MAV Base” for how we calculate the GMWB MAV Base.) However, once you take your first withdrawal on or after the GMWB Effective Date, the GMWB Base will not increase in the same manner as before the withdrawal. Instead, the GMWB Base may only be increased through automatic step-ups on every third contract anniversary after the first withdrawal. The GMWB Base will be reset to equal your contract value, if higher.

Important: You should carefully consider when to begin taking withdrawals if you have elected the GMWB. If you begin taking withdrawals too soon, you may limit the value of the GMWB. For example, you will not be able to increase your GMWB Base by making additional premium payments and you will lose the potential for increases through annual step-ups. If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

No additional premiums can be paid after the date of your first withdrawal on or after the GMWB Effective Date. Please note that if you elected our Automatic Investment Feature (discussed earlier in this Prospectus), it will automatically terminate upon your first withdrawal.

Important: The GMWB Base is used only to calculate the Guaranteed Lifetime Amount and the GMWB Charge, it is not available for withdrawal, and does not establish or guarantee an account value, surrender value, minimum death benefit, or a minimum return for any subaccount.

When and How is the GMWB Base Calculated?	Calculation of your GMWB Base depends on when you make your first withdrawal. There are three distinct time periods that are important to consider:

(1) On the GMWB Effective Date	If the GMWB Effective Date is the contract date, the GMWB Base equals the initial premium. If the GMWB Effective Date is not the contract date, the GMWB Base equals the contract value on the GMWB Effective Date.

(2) Prior to the First Withdrawal	Prior to the first withdrawal after the GMWB Effective Date, the GMWB Base equals the GMWB MAV Base. GMWB MAV Base: The GMWB MAV Base equals the greatest of the anniversary values. An anniversary value equals the sum of (a) plus (b) where:
(a) is the GMWB Base on the GMWB Effective Date, or is the contract value on each contract anniversary thereafter; and
(b) is the sum of all additional premiums since the last contract anniversary.

As long as the rider is in effect, we will calculate an anniversary value on the GMWB Effective Date and on each contract anniversary thereafter through the earlier of the date you take your first withdrawal (on or after the GMWB Effective Date) and the 10th contract anniversary following the GMWB Effective Date.
No additional anniversary values will be calculated thereafter for purposes of determining the GMWB MAV Base.

(3) On and After the First Withdrawal	If you have not exceeded the Guaranteed Lifetime Amount during a contract year, the GMWB Base does not change. It equals the GMWB Base immediately prior to a withdrawal. However, the GMWB Base on and after any excess withdrawal will equal the lesser of:

(a) the GMWB Base immediately prior to such withdrawal less the Adjusted Excess Withdrawal; and

Adjusted Excess Withdrawal = Excess Withdrawal X GMWB Base/account value, where both the GMWB Base and the account value are determined immediately prior to such Excess Withdrawal.

(b) the account value after the excess withdrawal.

Please note that if the first withdrawal occurs on a contract anniversary, the GMWB Base immediately prior to such withdrawal will be adjusted to reflect the anniversary value (if higher) on that date prior to the withdrawal.

Automatic Step-Up	On each third contract anniversary after the first withdrawal, if the contract value is higher than the GMWB Base, we will increase or “step-up” the GMWB Base to equal such value. The GMWB charge percentage will not change as a result of any step-up.

Please note that if your GMWB Base increases, there will be a corresponding increase to the charge imposed for this optional feature, as the charge is calculated as a percentage of the GMWB Base.

Are Surrender Charges Applicable to Excess Withdrawals?

As noted above, we do not impose surrender charges on cumulative withdrawals in any given contract year, up to the Guaranteed Lifetime Amount. However, such withdrawals are counted toward the free withdrawal amount for purposes of calculating the surrender charge, if any, applicable to excess withdrawals. Please refer to the explanation of how the free withdrawal amount is calculated under “Partial Withdrawals,” earlier in this Prospectus. A surrender charge will apply if the excess withdrawal is attributable to premiums that are still subject to a surrender charge under your Contract. (See “Charges, Deductions, and Credits — Surrender Charge” and “Charges, Deductions, and Credits — How the Surrender Charge Works” later in this Prospectus for a discussion of how surrender charges are calculated.)

Is a Minimum Surrender Value Required After a Partial Withdrawal?

While the GMWB rider is in effect, we will not require a minimum surrender value after a partial withdrawal, provided the partial withdrawal is not an excess withdrawal. If an excess withdrawal would reduce the contract value below $5,000, we will either deny the request or terminate the Contract.

May I Cancel the GMWB Rider?

You may cancel the GMWB rider on each third contract anniversary after the contract date. You must notify our Service Center in writing at least three days but no more than 90 days prior to each such date for your cancellation to be effective on that third contract anniversary. You may not re-elect the GMWB rider after cancellation.

When Will the GMWB Rider Terminate?

The GMWB rider will terminate upon the earliest of:

•  full surrender;

•  a withdrawal that reduces the GMWB Base to zero;

•  annuitization (under the Contract);

•	death of second owner if there were co-owners and the contract was continued by the surviving spouse, if eligible, under the spousal beneficiary continuation option;

•	death of owner (if a natural person) if the Contract is not continued by an eligible spouse under the Spousal Beneficiary Continuation Option;

•	termination of the Contract;

•	change of owner resulting in termination of the rider, as discussed in “Change of Owner/Annuitant” below;

•	establishment of an annuity date when your account value is reduced to zero, even if your GMWB Base is greater than zero as described in “What if My Account Value Reaches Zero?” below;

•	following a divorce, the date of death of the joint annuitant if such death occurs before we receive notice of the divorce and the account value is greater than zero; or

•	cancellation of the GMWB rider.

All charges for this benefit will cease upon Contract termination. While the GMWB Rider is in effect, we will not terminate any Contract that qualifies for termination due to inactivity. (See “Features and Benefits of the Contract — Inactive Contracts” later in this Prospectus.)

What if my Account Value Reaches Zero?

If any withdrawal or deduction of fees or charges reduces the account value to zero and the resulting GMWB Base is greater than zero, all riders attached to the Contract will terminate and we will settle the GMWB. We will not settle the GMWB if your account value reduces to zero due to an Excess Withdrawal. In such an instance, your Contract will terminate under the minimum surrender value provision.

How GMWB Settlement Works

•   We will pay the remaining Guaranteed Lifetime Amount, if any, not yet withdrawn in the current contract year, in a lump sum.

•   We will establish an annuity date no earlier than the contract anniversary following the date of the transaction that reduced the account value to zero.

•   We will pay a monthly payment equal to the Guaranteed Lifetime Amount divided by 12 until the death of the (second) annuitant.

Please note that we may accept different payment intervals or other lifetime annuity options, but your annuity payments will be reduced. Also if you request a full surrender and your account value at the time of the request is less than your remaining Guaranteed Lifetime Amount for that contract year, first, we will pay you a lump sum equal to such remaining Guaranteed Lifetime Amount. We will then establish an annuity date, as described immediately above. As with any distribution from the Contract, tax consequences may apply. In this regard, before we establish an annuity date under GMWB settlement, we intend to treat any amounts received by you as withdrawals for tax purposes. After we establish an annuity date under GMWB settlement, we intend to treat any amounts received by you as annuity payments for tax purposes.

For an example of the operation of the Guaranteed Minimum Withdrawal Benefit, see Appendix E.

Allocation Guidelines and Restrictions

If you elected the GMWB rider, you must use certain models in our Asset Allocation Program or participate in a quarterly Rebalancing Program in order to satisfy our Allocation Guidelines and Restrictions requirement. For both new and existing Contracts, we reserve the right to change these Allocation Guidelines and Restrictions or impose additional limitations on your ability to allocate to or make transfers among the subaccounts.

The asset allocation models and Rebalancing Program’s investment restrictions are generally designed to provide consistent returns by minimizing risk. In minimizing risk, however, such programs may also limit the potential for your account value to appreciate. If you were not subject to the Allocation Guidelines and Restrictions under this rider, it is possible you could earn a higher rate of return on your account value. You should consult with your registered representative to assist you in determining whether these models and/or investment restrictions are suited for your financial needs and risk tolerance.

For detailed information on the Rebalancing Program and Asset Allocation Program models, see these sections earlier in this Prospectus.

Rebalancing Program. If you use our Rebalancing Program, you must provide us with written instructions that comply with the following: you must allocate at least 40% but no more than 70% among subaccounts in the Large Cap, Mid Cap, Small Cap, and International investment categories, and no more than 40% among subaccounts in the Small Cap, International, Alternative, and Money Market investment categories. The subaccounts currently available in these investment categories are listed in Appendix F.

Your total allocations must equal 100%. You may change your allocations provided the resulting allocations continue to comply with the Allocation Guidelines and Restrictions. However, any request to reallocate account value that is not in compliance with the Allocation Guidelines and Restrictions will not be accepted while the GMWB rider is in effect.

Important Mechanics of the Rebalancing Program:

•   You must choose a quarterly rebalancing date, which can be any date from the 1st through the 28th day of a month.

•   Your first rebalancing date must be within 95 days from the GMWB Effective Date.

•   You must allocate any additional premiums in accordance with the subaccounts and percentages you have selected.

•   You may request to change your instructions while the GMWB rider is in effect and/or to transfer among subaccounts provided that each request results in allocation of your account value that complies with the Allocation Guidelines and Restrictions.

•   If we tell you that a subaccount that you are invested in will close or be eliminated, you must provide new allocation instructions that comply with these guidelines and restrictions or the GMWB rider will be terminated.

•   Only pro-rata withdrawal requests, affecting all subaccounts in which you are invested, will be permitted while the GMWB rider is in effect.

For contract owners who purchased the contract on or after April 13, 2009:

Asset Allocation Program. If you participate in the Asset Allocation Program, you must select one of the following asset allocation models:

•	Moderately Conservative; or

•	Moderate.

At any time, you may change to a different asset allocation model, provided the model you choose will satisfy the Allocation Guidelines and Restrictions. We will notify you if an asset allocation model no longer satisfies the Allocation Guidelines and Restrictions.

For contract owners who purchased the contract prior to April 13, 2009:

Asset Allocation Program. If you participate in the Asset Allocation Program, you must select one of the following asset allocation models:

•	Moderately Conservative,

•	Moderate, or

•	Moderately Aggressive,

At any time, you may change to a different asset allocation model, provided the model you choose will satisfy the Allocation Guidelines and Restrictions. We will notify you if an asset allocation model no longer satisfies the Allocation Guidelines and Restrictions.

If you no longer wish to participate in the Asset Allocation Program or if we notify you that the asset allocation model you previously selected will no longer satisfy the Allocation Guidelines and Restrictions described above, you must provide us with new instructions that satisfy the Allocation Guidelines and Restrictions. If you do not provide us with new instructions, the quarterly Rebalancing Program for your Contract will apply. Your account value will then be rebalanced to the same subaccounts of the asset allocation model you previously selected, and with the percentages that existed for that asset allocation model when it last satisfied the Allocation Guidelines and Restrictions. Thereafter, unless we receive new instructions from you, we will rebalance your account value quarterly on the 28th of the month at the end of each calendar quarter in accordance with those percentages.

Change of Owner/Annuitant

If there is a change of owner or an assignment of this Contract (in states where applicable), the GMWB will terminate unless the owner is changed under any of the circumstances described below:

(1)	a spouse of a current owner is added as co-owner and is at least 60 years old and not older than 80 years old on the GMDB Effective Date; or

(2)	a spouse of a current owner is removed as an owner; or

(3)	as the result of the creation or termination of a trust, the life (or lives) upon which Guaranteed Lifetime Amount payments are based has not changed; or

(4)	an eligible spousal beneficiary who was at least age 60 on the spousal continuation date becomes the owner under the spousal beneficiary continuation option.

Spousal Continuation

If an eligible spousal beneficiary who was covered under the GMWB rider becomes the owner, we currently reset the GMWB Base to equal the greater of the account value less uncollected charges and the prior GMWB Base on the spousal continuation date. We will then determine the Lifetime Income Percentage and the Guaranteed Lifetime Amount based on the age of the spouse on the spousal continuation date, subject to the terms and conditions in effect at that time.

You must designate your “surviving spouse” (as defined under Federal law) as the primary beneficiary in order for the surviving spouse, if eligible, to be able to continue the GMWB rider under the spousal beneficiary continuation option.

In the Event of Divorce

In the event of divorce, the former spouses must provide a final decree of divorce (including any property settlement, order or agreement) to us at our Service Center, in a form acceptable to us. Under current tax law, the spousal beneficiary continuation option is not available to persons who are no longer spouses; therefore, lifetime withdrawals are not guaranteed for the lives of both the co-owners (or joint annuitants, if the Contract was owned by a non-natural person) under the GMWB rider if such co-owners (or joint annuitants) divorce before your account value reaches zero. For this reason, we generally do not permit former spouses to continue as co-owners (or joint annuitants) of the rider after divorce.

Furthermore, we are unable to “split” a Contract into two Contracts upon divorce. If a final decree of divorce, property settlement, order or agreement requires that a Contract be divided among two former spouse co-owners (or joint annuitants), any partial surrender made for the purpose of dividing the annuity account value will be subject to any tax consequences that would normally apply. In addition, if the partial surrender made for such purpose causes cumulative withdrawals for that Contract year to exceed the Guaranteed Lifetime Amount, the portion of the withdrawal that exceeds the Guaranteed Lifetime Amount will be treated as an excess withdrawal.

Continuation of the rider. We do permit either one of the former spousal co-owners (or joint annuitants) to continue the rider and the Contract by becoming the sole owner (or sole annuitant). Please note, however, that we will continue to charge for the GMWB rider. Upon the death of the sole owner (or sole annuitant), the rider will terminate.

Until we receive notice that as a result of a divorce one of the former spouses will remain or become the sole owner (or sole annuitant) of the Contract, we will continue to treat both former spouses who were co-owners or joint annuitants as the owners of (or annuitants under) the Contract. Please note, however, that we will terminate the rider upon the death of the first co-owner (or joint annuitant) to die if such death occurs before the account value reaches zero, and we will not permit the surviving former spouse to continue the GMWB Life rider under the spousal beneficiary continuation option, if we discover that divorce occurred before your account value reaches zero.

On or after the account value reaches zero. If divorce occurs on or after the account value reaches zero, we will split the monthly GMWB settlement payments according to the property settlement, order or agreement, pursuant to the final decree of divorce. Such property settlement, order or agreement should specifically reference this Contract. Prior to your sending us such notification, we will make monthly GMWB settlement payments in the manner prescribed by the owner(s)/annuitant(s) pursuant to the terms of the GMWB rider.

In any event, you should consult a tax advisor concerning the tax consequences that can arise under your Contract and the GMWB rider as a result of divorce.

Benefit Available on Maturity Date

If the maturity date occurs while the GMWB rider is in effect, you may choose monthly payments equal to (i) the Guaranteed Lifetime Amount divided by 12, or (ii) payments based upon your annuity value on the maturity date. These payments will continue until the death of the annuitant or (joint annuitant, if any). The payments you would receive under option (i) are different from the payments you would receive under option (ii). You should consult with your Financial Advisor to determine which option is more appropriate for you.

We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days prior to the maturity date.

GMWB Charge. We deduct a charge for the GMWB rider that compensates us for the costs and risks we assume in providing the benefit. (See “Charges, Deductions, and Credits — GMWB Charge”).

Payment of the GMWB is subject to our financial strength and claims-paying ability.

Inactive Contract

The Contract will be terminated at the end of any valuation period if all of the following conditions are satisfied:

1)	No premium payments have been received during the prior 36 months;

2)	The total of all premium payments made, less any partial withdrawals, is less than $5,000; and

3)	The account value (less uncollected charges) is less than $5,000.

Accordingly, no Contract will be terminated due solely to negative investment performance. If the Contract is terminated due to the above reasons, we will pay you the surrender value in a lump sum.

Charges, Deductions, and Credits

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of the charges deducted may differ depending on the Class of the Contract. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits. For example, the surrender charge may not fully cover all of the sales and distribution expenses we actually incur, and we may use proceeds from other charges in part to cover such expenses.

Asset-Based Insurance Charge

We impose an asset-based insurance charge, which varies according to Class and subaccount. The current asset-based insurance charge may be changed, but it will never exceed the maximum charge of 2.00% for any Class and subaccount. The current asset-based insurance charge for the B Class is generally 1.25%, however, it may be 1.15%, 1.20%, or 1.40% depending on the subaccount. The current asset-based insurance charge for the L Class is generally 1.45%, however, it may be 1.35%, 1.40%, or 1.60% depending on the subaccount. The current asset-based insurance charge for the C Class is generally 1.60%, however, it may be 1.50%, 1.55%, or 1.75% depending on the subaccount. The current asset-based insurance charge for the XC Class is generally 1.65%, however, it may be 1.55%, 1.60%, or 1.80% depending on the subaccount. (See the “Fee Table.”)

We deduct this charge daily from the net asset value of the subaccounts prior to the annuity date. This amount compensates us for mortality risks we assume for the annuity payment made under the Contract. These guarantees include making annuity payments which won’t change based on our actual mortality experience.

The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, making available and maintaining subaccounts under the Contract, and performing accounting, regulatory compliance, and reporting functions.

If the asset-based insurance charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses. However, we may change the asset-based insurance charge at any time, but it will never exceed the maximum charge of 2.00% for any Class and Subaccount.

Surrender Charge

When Imposed. We may impose a surrender charge on partial withdrawals and surrenders. The amount of the surrender charge varies by Class. This charge is for expenses relating to the sale of the Contract, such as commissions, preparation of sales literature, and other promotional activity. The surrender charge applies to each subsequent premium payment, as well as the initial payment. However, the Contract permits withdrawal of the “free withdrawal amount” annually without a surrender charge through lump-sum or systematic withdrawals. (See “Withdrawals and Surrenders.”)

The surrender charge equals a percentage of each premium withdrawn. Each premium, whether initial or subsequent, is subject to the charge for the applicable period specified below (12 month periods) from the date we receive it, as follows:

Complete Years Elapsed Since Each Payment of Premium	B Class	L Class	C Class	XC Class
0 years	7.0%	6.0%	2.0%	8.0%
1 year	6.0%	5.0%	0.0%	8.0%
2 years	5.0%	4.0%	0.0%	7.0%
3 years	4.0%	3.0%	0.0%	7.0%
4 years	3.0%	0.0%	0.0%	6.0%

Complete Years Elapsed Since Each Payment of Premium	B Class	L Class	C Class	XC Class
5 years	2.0%	0.0%	0.0%	6.0%
6 years	1.0%	0.0%	0.0%	5.0%
7 years	0.0%	0.0%	0.0%	4.0%
8 years	0.0%	0.0%	0.0%	3.0%
9 years	0.0%	0.0%	0.0%	0.0%

The charge is calculated on total premiums withdrawn from the Contract. If the account value at the time of withdrawal is less than your premiums paid in, the charge will still be based on the remaining premiums.

The “free withdrawal amount” is never subject to the surrender charge. Also, currently, we do not impose a surrender charge on amounts withdrawn during any contract year up to the Guaranteed Lifetime Amount while the GMWB rider is in effect. (See “Guaranteed Minimum Withdrawal Benefit,” earlier in this Prospectus.

For withdrawals in any contract year, we assume gain is withdrawn first, followed by premiums. Premiums are assumed to be withdrawn on a first-in, first-out (“FIFO”) basis. The example below explains this charge.

How The Surrender Charge Works

If you have an L Class Contract, elected no optional riders and made a $10,000 premium payment and due to negative investment experience only $9,500 remained in the Contract when you withdrew it two years later, we would impose a 4.0% charge on $9,000 (which represents the $10,000 premium payment less the $1,000 “free withdrawal amount”). If instead the $10,000 premium payment you made to the Contract grew to $11,000 due to positive investment experience, and you withdrew $600 of gain two years later, and withdrew the remaining $10,400 in a subsequent withdrawal that same contract year (assuming no investment loss or gain between the two withdrawals), we would not impose a surrender charge on the $600 withdrawn (as it represents gain, and not premium) and we would impose a 4.0% surrender charge only on $10,000 of the $10,400 subsequent withdrawal (as $400 of that amount represents gain).

How Deducted. For surrenders, we deduct the charge from the amount of your withdrawal request. For partial withdrawals, we deduct the charge on a pro rata basis from among the subaccounts you’re invested in, based on the ratio of your subaccount value to your account value. The example below shows how this works.

Pro Rata Deductions

You have a C Class Contract with a current account value of $100,000. $60,000 is in the BlackRock Basic Value V.I. Subaccount, and $40,000 is in the BlackRock Total Return V.I. Subaccount. You withdraw $20,000 from the Contract, and the entire $20,000 is subject to a 2.0% surrender charge ($400). Accordingly, $240 (60% of $400) is deducted from the BlackRock Basic Value V.I. Subaccount and $160 (40% of $400) is deducted from the BlackRock Total Return V.I. Subaccount.

Contract Fee

We may charge a $50 contract fee on each contract anniversary, upon surrender, or upon annuitization. We will impose this fee if the greater of account value (less uncollected charges) or premiums (less withdrawals) is less than $50,000.

The contract fee compensates us for the expenses related to the maintenance of the Contract. We do not deduct the contract fee after the annuity date. The contract fee may be changed, but it will never exceed the maximum fee of $75.

If the contract fee applies, we will deduct it as follows:	• We deduct this fee from your account value on each Contract anniversary before the annuity date.
• We deduct this fee from your account value if you surrender or annuitize the Contract on any date other than a contract anniversary.
• We deduct this fee on a pro rata basis from all subaccounts in which your account value is invested.

Transfer Fee

You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we will charge you $25 (guaranteed not to exceed $30) for each extra transfer in that contract year. We deduct this fee pro rata from the amount transferred. Transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See “Dollar Cost Averaging Program,” “Asset Allocation Program,” “Rebalancing Program,” and “Transfers Among Subaccounts.”)

GMDB Charge

If you elect a GMDB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We won’t deduct this charge after the annuity date. The current and maximum GMDB charge percentages vary according to the type of GMDB that you choose. We have the right to change the current GMDB charge percentages, but it will never exceed the maximum GMDB charge percentages. The amount of the GMDB charge is calculated on each monthaversary by multiplying the GMDB Base by the current annual GMDB charge percentage noted below and dividing the resulting amount by 12. On each quarterversary, we deduct the sum of the GMDB charges calculated on each of the three previous monthaversaries from the account value. If the contract date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the GMDB charges. (See “Death Benefit – Guaranteed Minimum Death Benefit Options” for the definition of the respective GMDB Base values.) The annual GMDB charges are as follows:

Type of GMDB	Current GMDB Charge %	Maximum GMDB Charge %
Return of Premium	0.15%	0.40%
Maximum Anniversary Value	0.25%	0.65%

If the GMDB rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any GMDB charge that would be collected on the next quarterversary. We deduct the GMDB charge on a pro rata basis from all subaccounts in which your account value is invested. We deduct the GMDB charge regardless of whether the GMDB has any value.

GMIB Charge

If you elect the GMIB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We do not deduct the GMIB charge after the annuity date. The current annual GMIB charge percentage is 0.50%. We have the right to change the current GMIB charge percentage, but it will never exceed the maximum GMIB charge percentage which is 0.90%. The amount of the GMIB charge is calculated on each monthaversary by multiplying the GMIB Base by the current annual GMIB charge percentage and dividing the resulting amount by 12. (See “Guaranteed Minimum Income Benefit” for the definition of GMIB Base). On each quarterversary, we deduct the sum of the GMIB charges calculated on each of the three previous monthaversaries from the account value. If the contract date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the GMIB charges. If the GMIB rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct the GMIB charge on a pro rata basis from all subaccounts in which your account value is invested. We deduct the GMIB charge regardless of whether annuity payments under the GMIB would be higher than those provided under the Contract.

GMWB Charge

If you elected the GMWB, we will deduct a charge that compensates us for the costs and risks we assume in providing this benefit. We will not deduct the GMWB charge after the annuity date, nor will we assess the GMWB charge after GMWB Settlement. The current annual GMWB charge percentage is 0.75%. We have the right to change the current GMWB charge percentage, but it will never exceed the maximum GMWB charge percentage, which is 1.50%. The amount of the GMWB charge is calculated on each monthaversary by multiplying the GMWB Base by the current annual GMWB charge percentage and dividing the resulting amount by 12. (See “Guaranteed Minimum Withdrawal Benefit” for the definition of GMWB Base.) Accordingly, if the GMWB Base increases, there will be a corresponding increase in the amount of the GMWB charge. On each quarterversary, we deduct the sum of the GMWB charges calculated on each of the three previous monthaversaries from the account value. If the contract date falls on the 29th, 30th or 31st of any given month, we will use the first day of the following month if that month does not have a corresponding monthaversary or quarterversary for purposes of calculating and deducting the GMWB charges. If the GMWB Rider is terminated at any time other than on a quarterversary, we will deduct from the account value a pro rata amount of any charges that would be collected on the next quarterversary. We deduct the GMWB charge on a pro rata basis from all subaccounts in which your account value is invested. We deduct the GMWB charge regardless of whether the GMWB ever reaches GMWB settlement.

Other Charges

Redemption Fee. We reserve the right to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

Tax Charges. We reserve the right, subject to any necessary regulatory approval, to charge for assessments or federal premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. We also reserve the right to deduct from the Separate Account any taxes imposed on the Separate Account’s investment earnings. (See “Tax Status of the Contract.”)

Fund Expenses. In calculating net asset values, the Funds deduct advisory fees and operating expenses from assets. (See “Fee Table.”) Information about those fees and expenses also can be found in the prospectuses for the Funds, and in the applicable Statement of Additional Information for each Fund.

Changes in Contract Charges or Fees. If we have reserved the right to change a contract charge or fee, any such changes will be applied by Class, and will be based upon changes in applicable experience factors such as investment income and returns, mortality, persistency, expenses, and taxes. Any change will be determined in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which the Contract is delivered. The charges after any change will not exceed the maximum charges.

Premium Taxes. Various states impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the annuity value on the annuity date.

Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 3.5%. Although we pay these taxes when due, we won’t deduct them from your account value until the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, we will also deduct a charge for these taxes on any withdrawal, surrender or death benefit paid under the Contract.

Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the contract owner’s state of residence, our status within that state, and the premium tax laws of that state. New York does not currently impose a premium tax on annuity contracts.

Contract Credits

Credits may be added to your account value. Currently, we are not adding any credits to your account value. We reserve the right to add, modify, or discontinue any credit at any time in our sole discretion.

Tax Information

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. The federal income tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal income tax law or of the current interpretations by the Internal Revenue Service. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the contract. You should consult your own tax adviser about your own circumstances.

Introduction

Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity contract until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the account value over the investment in the contract during each taxable year.

You will generally not be taxed on increases in the value of your contract, until a distribution occurs (either as a surrender, withdrawal, or as annuity payments). Under certain circumstances, however, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the contract.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the contract. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying funds to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of the Contract

Diversification Requirements. In order for a nonqualified variable contract which is based on a segregated asset account to qualify as an annuity contract under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The contract owners bear the risk that the entire contract could be disqualified as an annuity contract under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable contract would not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a contract vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of Separate Account assets and taxed accordingly.

We believe that the owner of a contract should not be treated as the owner of the underlying assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own tax advisers regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the annuity starting date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the contract must generally be distributed within 5 years after such owner’s date of death or be used to provide payments to a designated beneficiary beginning within one year of such owner’s death that will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if upon such owner’s death prior to the annuity starting date, such owner’s surviving spouse is the sole beneficiary, under the nonqualified contract, then the contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

The nonqualified contracts contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the contracts satisfy all such Code requirements. The provisions contained in the contracts will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of Annuities

The following discussion assumes the contract qualifies as an annuity contract for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a contract until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the contract value, and in the case of a qualified contract, any portion of an interest in the plan, generally will be treated as a distribution. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the contract value over the “investment in the contract”. There are some exceptions to this rule and a prospective purchaser of the contract that is not a natural person should discuss these with a competent tax adviser. A contract owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a tax adviser for more information on how this may impact your contract.

Different Individual Owner and Annuitant

If the owner and annuitant on the contract are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the contract if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or tax adviser if you are considering designating a different individual as the annuitant on your contract to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of annuity commencement date used in your contract and the dates will be the same. However, in certain circumstances, your annuity starting date and annuity commencement date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your contract maintains its status as an annuity contract for federal income tax purposes. You may wish to consult a tax adviser for more information on when this issue may arise.

It is possible that at certain advanced ages a policy might no longer be treated as an annuity contract if the policy has not been annuitized before that age. You should consult with a tax adviser about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified contracts, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

•

Fixed payments-by dividing the “investment in the contract” on the annuity starting date by the total expected return under the contract (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

•

Variable payments-by dividing the “investment in the contract” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income.

If you select more than one annuity payment option, special rules govern the allocation of the contract’s entire “investment in the contract” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the contract” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Partial Withdrawals-Nonqualified Contracts

When you surrender your contract, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the contract,” which is generally your premiums paid (adjusted for any prior surrenders or portions thereof that were not taxable). Partial withdrawals are generally treated first as taxable income to the extent of the excess in the contract over the “investment in the contract.” In general, loans, pledges, and assignments are taxed in the same manner as partial withdrawals and surrenders. All taxable amounts received under a contract are subject to tax at ordinary rather than capital gain tax rates.

If your contract contains an excess interest adjustment feature (also known as a market value adjustment), then your account value immediately before the surrender may have to be increased by any positive excess interest adjustments that result from the surrender. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your tax adviser.

The Code also provides that surrendered earnings may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrender withdrawals will be exempt from the penalty tax. They include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after an owner dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from premium payments made prior to August 14, 1982. Regarding the disability exception, because the Company cannot verify that the owner is disabled, the Company will report such withdrawals to the IRS as early withdrawals with no known exception.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a tax adviser for more information regarding the imposition of penalty tax.

Non-Qualified Stretch Annuity

In certain instances a non-spousal beneficiary may be permitted to elect a “stretch” annuity option as a means of disbursing death proceeds from a non-qualified annuity. The only method the Company uses for making distribution payments from a non-qualified “stretch” annuity is the required minimum distribution method as set forth in Revenue Ruling 2002-62. The applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401(a)(9)-9, A-1.

Guaranteed Lifetime Withdrawal Benefits

For contracts with a guaranteed lifetime withdrawal benefit the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. In view of this uncertainty, you should consult a tax adviser with any questions.

Aggregation

All nonqualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner (contract holder) during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution occurs. If you are considering purchasing multiple contracts from us (or our affiliates) during the same calendar year, you may wish to consult with your tax adviser regarding how aggregation will apply to your contracts.

Partial Annuitization

Under a tax provision enacted in 2010, if part of a nonqualified annuity contract’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the contract is intended to qualify for this “partial annuitization” treatment and, if you apply only part of the value of the contract to a payment option, we will treat those payments as withdrawals for tax purposes.

Tax-Free Exchanges

Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity contract for another annuity contract or a qualified long-term care insurance contract. Generally, an annuity contract issued in an exchange for another annuity contract is treated as new for purposes of the penalty and distribution at death rules.

If the initial contribution is made as a result of an exchange or surrender of another annuity contract, we may require that you provide information relating to the federal income tax status of the previous annuity contract to us.

Revenue Procedure 2011-38 significantly eases the restrictions on partial transfers previously adopted by the IRS. Under Rev. Proc. 2011-38, a partial exchange will be treated as tax-free under Section 1035 of the Code if there are no distributions, from either annuity, within 180 days of the partial 1035 exchange and annuity payments that satisfy the newly enacted partial annuitization rule of Section 72(a)(2) of the Code will not be treated as a distribution from either the old or new contract.

Pursuant to interim guidance provided in IRS Notice 2011-68, the IRS confirmed that it is permissible to partially exchange a portion of the cash surrender value of an annuity for a qualified long term care insurance contract, provided that the requirements of Section 1035 are met. However, further guidance is needed regarding the application of Rev. Proc. 2011-38 to such transfers. Please discuss the tax consequences of any contemplated 1035 exchange transaction with a competent tax adviser.

Medicare Tax

Beginning in 2013, distributions from nonqualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. The Company is required to report distributions made from nonqualified annuity contracts as being potentially subject to this tax. Please consult a tax adviser for more information.

Same Sex Relationships

Section 3 of the Federal Defense of Marriage Act was recently ruled unconstitutional and the Internal Revenue Service adopted a rule in response thereto recognizing the marriage of same sex individuals validly entered into in a jurisdiction that authorizes same sex marriages, even if the individuals are domiciled in a jurisdiction that does not recognize the marriage. The Internal Revenue Service also ruled that the term “spouse” does not include an individual who has entered into a registered domestic partnership, civil union, or other similar relationship that is not denominated as a marriage under the laws of that jurisdiction. The Company intends to administer the contract consistent with these rulings until further guidance is provided. Therefore, exercise of the spousal continuation provisions of this contract or any riders by persons who do not meet the definition of “spouse” under Federal law – e.g., domestic and civil union partners – may have adverse tax consequences.

Please note the jurisdiction where you are domiciled may not recognize same sex marriage which may limit your ability to take advantage of certain benefits provided to spouses under the contract. There are several unanswered questions regarding the scope and impact of this ruling and the subsequent guidance provided by the Internal Revenue Service. Please consult a tax adviser for more information on this subject.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; (2) if distributed via partial withdrawals, these amounts are taxed in the same manner as partial surrenders; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Contracts

A transfer of ownership or assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity starting dates, the exchange of a contract and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, exchange or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Separate Account Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable surrender, which might also be subject to a tax penalty if the surrender occurs prior to age 59 1/2. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable surrenders, the tax rules associated with these benefits are unclear, and we advise that you consult your tax adviser prior to selecting any optional benefit under the contract.

Withholding

The portion of any distribution under a contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The amount of withholding varies according to the type of distribution.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

Beginning in 2013, the federal estate tax, gift tax and generation skipping transfer (“GST”) tax exemptions and maximum rates are $5,000,000 indexed for inflation (currently $5,340,000) and 40%, respectively.

There is no guarantee that the transfer tax exemptions and maximum rates will remain the same in the future. The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a competent legal adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the contract in detail, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico

The IRS announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Contracts Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity contract purchase.

Foreign Account Tax Compliance Act (“FATCA”)

Beginning in July of 2014, we may be required to withhold at a rate of 30% under FATCA on certain distributions to foreign financial institutions and non-financial foreign entities holding accounts on behalf of and/or the assets of U.S. persons unless the foreign entities provide us with certain certifications regarding their status under FATCA on the applicable IRS forms. Prospective foreign entities are advised to consult with a competent tax adviser regarding the application of FATCA to their particular situation.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the contract.

We have the right to modify the contract to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive.

Performance Information

From time to time, we may advertise yields, effective yields, and total returns for the subaccounts for a Class. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the subaccounts in comparison to certain performance rankings and indices. More detailed information on the calculation of performance information appears in the Statement of Additional Information.

Effective yields and total returns for a subaccount for a Class are based on the investment performance of the corresponding Fund. Fund expenses influence Fund performance.

The yield of the BlackRock Money Market V.I. Subaccount refers to the annualized income generated by an investment in the subaccount over a specified 7-day period on a Class-specific basis. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a subaccount (other than the BlackRock Money Market V.I. Subaccount) refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one month period on a Class-specific basis. The yield is calculated by assuming the income generated by the investment during that 30-day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.

The average annual total return of a subaccount refers to return quotations assuming an investment has been held in each subaccount for 1, 5 and 10 years, or for a shorter period, if applicable. We provide average annual total returns for the subaccounts on a Class-specific basis. The average annual total returns represent the average compounded rates of return that would cause an initial investment of $1,000 to equal the value of that investment at the end of each period.

These percentages include any surrender charge that would apply if you terminated the Contract at the end of each period indicated, but exclude any deductions for premium taxes. Total returns do not reflect any rider charges, nor bonus amounts, if applicable.

We may also advertise or present yield or total return performance information computed on different bases, but this information will always be accompanied by average annual total returns for the corresponding subaccounts for each Class. For example, we may present total return performance information that doesn’t reflect a deduction for the surrender charge. This presentation assumes that an investment in the Contract will extend beyond the period when the surrender charge applies, consistent with the long term investment and retirement objectives of the Contract. We may also advertise total return performance information for the Funds. We may also present total return performance information for a subaccount for periods before the date the subaccount commenced operations on a Class-specific basis. If we do, we’ll base performance of the corresponding Fund as if the subaccount existed for the same periods as those indicated for the corresponding Fund, with a level of fees and charges equal to those currently imposed under the Contracts for each Class. We may also present total performance information for a hypothetical Contract assuming allocation of the initial premium to more than one subaccount or assuming monthly or quarterly transfers from one subaccount to designated other subaccounts under a Dollar Cost Averaging Program. We may also present total performance information for a hypothetical Contract assuming participation in the Asset Allocation Program or the Rebalancing Program. This information will reflect the performance of the affected subaccounts for the duration of the allocation under the hypothetical Contract. It will also reflect the deduction of charges described above except for the surrender charge, any rider charges, and any bonus amounts, if applicable. This information may also be compared to various indices.

Advertising and sales literature for the Contracts may also compare the performance of the subaccounts on a Class-specific basis and Funds to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, with investment objectives similar to each of the Funds corresponding to the subaccounts. Performance information may also be based on rankings by services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Advertising and sales literature for the Contracts may also compare the performance of the subaccounts on a Class-specific basis to various indices measuring market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any deduction for the expense of operating or managing an investment portfolio.

Advertising and sales literature for the Contracts may also contain information on the effect of tax deferred compounding on subaccount investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison at various points in time of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis.

Other Information

Financial Condition of the Company

We pay the benefits under your Contract from our general account assets and/or from your account value held in the Separate Account. It is important that you understand that payments of the benefits is not guaranteed and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for account value allocated to the subaccounts. Your account value in the subaccounts is part of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct. See “The Separate Account.”

Assets in the General Account. Any guarantees under the Contract that exceed your account value, such as those associated with any death benefit riders or living benefit riders, are paid from our general account (not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Contract in excess of Account Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Contracts supported by it. We issue other types of insurance policies and financial products as well and we pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligations, we monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments.

How to Obtain More Information. We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the Separate Account, are located in the SAI. For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center referenced earlier in this Prospectus. In addition, the SAI is available on the SEC’s website at http://www.sec.gov. For additional information about the Company, please see our Annual Report on Form 10-K, which is available on our website at www.transamericaannuities.com/MerrillLynch.aspx.

Notices and Elections

To be effective, all notices, choices, and changes you make under the Contract must be in “good order.” “Good order” means the actual receipt by us of the instructions relating to a transaction in writing (or, when appropriate, by telephone or electronically), along with all forms, information, and supporting legal documentation we require in order to effect the transaction (including spousal consent, if applicable). The instructions must be provided by you or your representative, if authorized by you in writing. To be in “good order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

“Received” or receipt in good order generally means that everything necessary must be received by us, at our Service Center specified in the Definitions. We reserve the right to reject electronic transactions that do not meet our requirements.

If we have received proper telephone authorization, you may make the following choices via telephone:

(1)	Transfers;

(2)	Premium allocation instructions;

(3)	Withdrawals, other than full surrenders; and

(4)	Requests to change the annuity date.

We will use reasonable procedures to confirm that a telephone request is genuine. These procedures may include possible tape recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We will not be liable for losses resulting from telephone requests that we believe are genuine.

Because telephone transactions will be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you.

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider’s, your Financial Advisor’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider requests to be received the following business day. Although we have taken precautions to help our systems handle heavy use, we cannot guarantee reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Service Center.

Voting Rights

We own all Fund shares held in the Separate Account. As the owner, we have the right to vote on any matter put to vote at any Funds’ shareholder meetings. However, we will vote all Fund shares attributable to Contracts by following instructions we receive from you. If we don’t receive voting instructions, we’ll vote those shares in the same proportion as shares for which we receive instructions. We determine the number of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We’ll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the annuity date. You may give voting instructions concerning:

(1)	the election of a Fund’s Board of Directors;

(2)	ratification of a Fund’s independent accountant;

(3)	approval of the investment advisory agreement for a Fund corresponding to your selected subaccounts;

(4)	any change in a fundamental investment policy of a Fund corresponding to your selected subaccounts; and

(5)	any other matter requiring a vote of the Fund’s shareholders.

Reports to Contract Owners

At least once each contract year before the annuity date, we will send you information about your Contract. It will provide your Contract’s current number of accumulation units in each subaccount, the value of each accumulation unit of each subaccount, and the account value and the surrender value.

You will also receive an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds.

Material Conflicts

The Funds sell their shares to our separate accounts in connection with variable annuity and/or variable life insurance products, and may also sell their shares to separate accounts of affiliated and/or unaffiliated insurance companies. Certain Funds may also offer their shares to pension and retirement plans and to “fund of funds” (open-end management investment companies, or series thereof, that offer their shares exclusively to insurance companies, their separate accounts, and/or to qualified plans).

It is conceivable that material conflicts could arise as a result of both variable annuity and variable life insurance separate accounts investing in the Funds. Although no material conflicts are foreseen, the participating insurance companies will monitor events in order to identify any material conflicts between variable annuity and variable life insurance contract owners to determine what action, if any, should be taken. Material conflicts could result from such things as (1) changes in state insurance law, (2) changes in federal income tax law or (3) differences between voting instructions given by variable annuity and variable life insurance contract owners. If a conflict occurs, we may be required to eliminate one or more subaccounts of the Separate Account or substitute a new subaccount. In responding to any conflict, we will take the action we believe necessary to protect our contract owners.

Changes to the Separate Account

We may also add new subaccounts to the Separate Account, eliminate subaccounts in the Separate Account, deregister the Separate Account under the Investment Company Act of 1940 (the “1940 Act”), make any changes required by the 1940 Act, operate the Separate Account as a management investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we may need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

Selling the Contract

We have entered into a distribution agreement with our affiliate, Transamerica Capital, Inc. (“Distributor”), for the distribution and sale of the Contracts. Distributor offers the Contracts through registered representatives of MLPF&S (“Financial Advisors”). The Financial Advisors are registered with FINRA, Inc., licensed as insurance agents in the states in which they do business, and appointed through Merrill Lynch Life Agency, Inc. as our insurance agents.

We pay commissions to Merrill Lynch Life Agency, Inc. for sales of the Contracts by the Financial Advisors. Pursuant to a sales agreement, Merrill Lynch Life Agency, Inc. pays Distributor a portion of the commissions it receives from us for the sales of the Contracts, and the Distributor pays the Financial Advisors a portion of the commissions it receives from Merrill Lynch Life Agency, Inc. for the sales of the Contracts. Distributor also compensates Retirement Solution Specialists (formerly known as District Annuity Specialist), who provide training and marketing support to Financial Advisors in a specific geographic region and whose compensation is based on sales in that region. Sales of the Contracts will help Retirement Solution Specialists meet their sales goals and affects their total compensation.

The maximum amount of commissions paid to Merrill Lynch Life Agency, Inc. is 5.25% of each premium and up to 1.20% of account value per year. In addition, the maximum commission paid to the Merrill Lynch Life Agencies on the annuity date is 4.00% of account value. The maximum commission payable to Financial Advisors for Contract sales is 2.25% (less for L and C Class Contracts) of each premium and up to 0.50% of account value per year. In addition, on the annuity date, the maximum commission payable to the Financial Advisors is 1.50% of account value not subject to a surrender charge. The amount of commissions will vary by Class, but will not exceed the maximum amounts listed above.

Financial Advisors and their branch managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items. Non-cash items include conferences, seminars, and trips (including travel, lodging, and meals in connection therewith), entertainment, merchandise, and other similar items. In addition, Financial Advisors who meet certain productivity, persistency, and length of service standards and/or their branch managers may be eligible for additional compensation from Distributor. Retirement Solution Specialists who meet certain productivity standards may also be eligible for additional compensation from Merrill Lynch Life Agency, Inc. Sales of the Contracts may help Financial Advisors, their branch managers, and Retirement Solution Specialists qualify for such benefits. Distributor’s Financial Advisors and their branch managers may receive other payments from Distributor for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.

The Distributor does not currently sell the Contracts through other broker-dealers (“selling firms”). However, the Distributor may enter into selling agreements with selling firms in the future. Selling firms may be compensated on a different basis than Merrill Lynch Life Agency, Inc. and the Financial Advisors; however, commissions paid to selling firms and their sales representatives will not exceed those described above.

Commissions and other incentives or payments described above are not charged directly to Contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

State Regulation

We are subject to the laws of the State of New York and to the regulations of the New York Insurance Department. We are also subject to the insurance laws and regulations of all jurisdictions in which we’re licensed to do business.

We file an annual statement with the insurance departments of jurisdictions where we do business. The statement discloses our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to insurance department review at all times. The New York Insurance Department, in conjunction with the National Association of Insurance Commissioners, conducts a full examination of our operations periodically.

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance contracts) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Contract and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

Experts

The financial statements of Transamerica Advisors Life Insurance Company of New York as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013 have been audited by Ernst & Young LLP, an independent registered public accounting firm. The financial statements of the ML of New York Variable Annuity Separate Account A as of December 31, 2013, have been audited by Ernst & Young LLP, an independent registered public accounting firm. Both financial statements are incorporated by reference in this Prospectus and included in the Statement of Additional Information and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Ernst & Young LLP, is 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309.

Registration Statements

Registration Statements that relate to the Contract and its investment options have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940. This Prospectus does not contain all of the information in the registration statements. You can obtain the omitted information from the Securities and Exchange Commission’s principal office in Washington, D.C., upon payment of a prescribed fee.

ACCUMULATION UNIT VALUES

(Condensed Financial Information)

Class B

(if you purchased your policy prior to June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
5/20/2005 to 12/31/2005	$10.81	$11.56	0
1/1/2006 to 12/31/2006	$11.56	$12.92	0
1/1/2007 to 12/31/2007	$12.92	$12.95	693.8
1/1/2008 to 12/31/2008	$12.95	$6.17	705.2
1/1/2009 to 12/31/2009	$6.17	$9.02	5,371.0
1/1/2010 to 12/31/2010	$9.02	$9.56	5,421.9
1/1/2011 to 12/31/2011	$9.56	$9.16	5,477.9
1/1/2012 to 12/31/2012	$9.16	$10.64	0.0
1/1/2013 to 12/31/2013	$10.64	$14.058888	0.000

Invesco V.I. Mid Cap Core Equity Fund
5/20/2005 to 12/31/2005	$10.69	$11.46	0
1/1/2006 to 12/31/2006	$11.46	$12.59	0
1/1/2007 to 12/31/2007	$12.59	$13.62	566.4
1/1/2008 to 12/31/2008	$13.62	$9.62	500.4
1/1/2009 to 12/31/2009	$9.62	$12.36	12,198.9
1/1/2010 to 12/31/2010	$12.36	$13.94	2,044.8
1/1/2011 to 12/31/2011	$13.94	$12.89	2,060.3
1/1/2012 to 12/31/2012	$12.89	$14.12	495.5
1/1/2013 to 12/31/2013	$14.12	$17.962060	472.048

AllianceBernstein VPS International Value
5/1/2007 to 12/31/2007	$10.55	$10.47	1,879.0
1/1/2008 to 12/31/2008	$10.47	$4.84	2,436.3
1/1/2009 to 12/31/2009	$4.84	$6.44	2,324.0
1/1/2010 to 12/31/2010	$6.44	$6.65	2,490.4
1/1/2011 to 12/31/2011	$6.65	$5.30	2,749.7
1/1/2012 to 12/31/2012	$5.30	$6.00	2,855.7
1/1/2013 to 12/31/2013	$6.00	$7.287349	2,768.716

AllianceBernstein VPS Small/Mid Cap Value
5/20/2005 to 12/31/2005	$10.79	$11.75	4,983.263
1/1/2006 to 12/31/2006	$11.75	$13.28	22,738.5381
1/1/2007 to 12/31/2007	$13.28	$13.33	7,488.2
1/1/2008 to 12/31/2008	$13.33	$8.48	8,682.1
1/1/2009 to 12/31/2009	$8.48	$11.97	2,190.3
1/1/2010 to 12/31/2010	$11.97	$15.00	2,152.4
1/1/2011 to 12/31/2011	$15.00	$13.57	7,359.8
1/1/2012 to 12/31/2012	$13.57	$15.92	7,297.8
1/1/2013 to 12/31/2013	$15.92	$21.700182	6,774.503

AllianceBernstein VPS Value
5/20/2005 to 12/31/2005	$10.79	$11.40	0
1/1/2006 to 12/31/2006	$11.40	$13.66	0
1/1/2007 to 12/31/2007	$13.66	$12.96	907.3
1/1/2008 to 12/31/2008	$12.96	$7.57	971.7
1/1/2009 to 12/31/2009	$7.57	$9.06	976.2
1/1/2010 to 12/31/2010	$9.06	$10.00	1,620.7
1/1/2011 to 12/31/2011	$10.00	$9.53	1,623.0
1/1/2012 to 12/31/2012	$9.53	$10.90	1,535.4
1/1/2013 to 12/31/2013	$10.90	$14.725687	1,521.912

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Century VP Ultra
5/20/2005 to 12/31/2005	$10.50	$11.07	0
1/1/2006 to 12/31/2006	$11.07	$10.58	0
1/1/2007 to 12/31/2007	$10.58	$12.64	0.0
1/1/2008 to 12/31/2008	$12.64	$7.30	0.0
1/1/2009 to 12/31/2009	$7.30	$9.70	0.0
1/1/2010 to 12/31/2010	$9.70	$11.12	0.0
1/1/2011 to 12/31/2011	$11.12	$11.10	0.0
1/1/2012 to 12/31/2012	$11.10	$12.49	0.0
1/1/2013 to 12/31/2013	$12.49	$16.908731	0.000

AFIS Asset Allocation Fund
5/20/2005 to 12/31/2005	$10.39	$11.29	2,053.5695
1/1/2006 to 12/31/2006	$11.29	$12.77	12,969.0042
1/1/2007 to 12/31/2007	$12.77	$13.41	16,896.1
1/1/2008 to 12/31/2008	$13.41	$9.32	16,481.5
1/1/2009 to 12/31/2009	$9.32	$11.40	15,512.2
1/1/2010 to 12/31/2010	$11.40	$12.65	16,222.5
1/1/2011 to 12/31/2011	$12.65	$12.63	14,249.0
1/1/2012 to 12/31/2012	$12.63	$14.47	1,346.4
1/1/2013 to 12/31/2013	$14.47	$17.653525	0.000

AFIS Bond Fund
5/20/2005 to 12/31/2005	$10.01	$10.19	6,131.4005
1/1/2006 to 12/31/2006	$10.19	$10.75	78,957.9495
1/1/2007 to 12/31/2007	$10.75	$10.95	85,872.7
1/1/2008 to 12/31/2008	$10.95	$9.79	66,132.7
1/1/2009 to 12/31/2009	$9.79	$10.87	51,093.9
1/1/2010 to 12/31/2010	$10.87	$11.41	29,320.4
1/1/2011 to 12/31/2011	$11.41	$11.94	18,056.2
1/1/2012 to 12/31/2012	$11.94	$12.41	4,694.4
1/1/2013 to 12/31/2013	$12.41	$11.968561	3,336.401

AFIS Growth Fund
5/20/2005 to 12/31/2005	$10.94	$12.63	18,151.2329
1/1/2006 to 12/31/2006	$12.63	$13.73	85,796.1928
1/1/2007 to 12/31/2007	$13.73	$15.21	66,940.8
1/1/2008 to 12/31/2008	$15.21	$8.40	86,498.2
1/1/2009 to 12/31/2009	$8.40	$11.55	46,024.6
1/1/2010 to 12/31/2010	$11.55	$13.52	46,598.5
1/1/2011 to 12/31/2011	$13.52	$12.76	38,970.5
1/1/2012 to 12/31/2012	$12.76	$14.84	23,138.9
1/1/2013 to 12/31/2013	$14.84	$19.034704	19,408.811

AFIS Growth-Income Fund
5/20/2005 to 12/31/2005	$10.56	$11.25	6,008.3266
1/1/2006 to 12/31/2006	$11.25	$12.78	34,593.2543
1/1/2007 to 12/31/2007	$12.78	$13.24	35,656.7
1/1/2008 to 12/31/2008	$13.24	$8.11	39,305.2
1/1/2009 to 12/31/2009	$8.11	$10.50	32,988.5
1/1/2010 to 12/31/2010	$10.50	$11.54	36,230.7
1/1/2011 to 12/31/2011	$11.54	$11.17	29,950.4
1/1/2012 to 12/31/2012	$11.17	$12.94	16,414.3
1/1/2013 to 12/31/2013	$12.94	$17.038955	14,429.889

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS International Fund
5/20/2005 to 12/31/2005	$10.98	$13.45	10,331.5865
1/1/2006 to 12/31/2006	$13.45	$15.78	53,031.4519
1/1/2007 to 12/31/2007	$15.78	$18.68	64,247.8
1/1/2008 to 12/31/2008	$18.68	$10.66	72,719.2
1/1/2009 to 12/31/2009	$10.66	$15.04	73,274.2
1/1/2010 to 12/31/2010	$15.04	$15.91	79,469.5
1/1/2011 to 12/31/2011	$15.91	$13.50	73,368.1
1/1/2012 to 12/31/2012	$13.50	$15.69	60,299.5
1/1/2013 to 12/31/2013	$15.69	$18.820574	61,596.665

BlackRock Basic Value V.I.
5/20/2005 to 12/31/2005	$10.43	$11.05	0
1/1/2006 to 12/31/2006	$11.05	$13.30	0
1/1/2007 to 12/31/2007	$13.30	$13.37	15,765.3
1/1/2008 to 12/31/2008	$13.37	$8.35	13,592.1
1/1/2009 to 12/31/2009	$8.35	$10.81	33,584.5
1/1/2010 to 12/31/2010	$10.81	$12.05	0.0
1/1/2011 to 12/31/2011	$12.05	$11.61	0.0
1/1/2012 to 12/31/2012	$11.61	$13.07	0.0
1/1/2013 to 12/31/2013	$13.07	$17.824623	0.000

BlackRock Total Return V.I.
5/20/2005 to 12/31/2005	$10.14	$10.16	1,322.4426
1/1/2006 to 12/31/2006	$10.16	$10.48	1,401.8764
1/1/2007 to 12/31/2007	$10.48	$10.72	1,494.2
1/1/2008 to 12/31/2008	$10.72	$9.30	1,309.5
1/1/2009 to 12/31/2009	$9.30	$10.83	1,234.2
1/1/2010 to 12/31/2010	$10.83	$11.72	1,164.0
1/1/2011 to 12/31/2011	$11.72	$12.29	1,181.0
1/1/2012 to 12/31/2012	$12.29	$13.14	1,253.5
1/1/2013 to 12/31/2013	$13.14	$12.831282	1,471.806

BlackRock Money Market V.I.
5/20/2005 to 12/31/2005	$10.04	$10.15	1,742.5828
1/1/2006 to 12/31/2006	$10.15	$10.48	4,648.6475
1/1/2007 to 12/31/2007	$10.48	$10.85	4,655.5
1/1/2008 to 12/31/2008	$10.85	$10.98	5,110.9
1/1/2009 to 12/31/2009	$10.98	$10.86	12,799.9
1/1/2010 to 12/31/2010	$10.86	$10.73	13,293.4
1/1/2011 to 12/31/2011	$10.73	$10.60	12,471.4
1/1/2012 to 12/31/2012	$10.60	$10.47	7,662.3
1/1/2013 to 12/31/2013	$10.47	$10.337621	6,911.926

BlackRock Capital Appreciation V.I.
5/20/2005 to 12/31/2005	$10.62	$11.48	0
1/1/2006 to 12/31/2006	$11.48	$11.86	535.8507
1/1/2007 to 12/31/2007	$11.86	$13.94	29,409.9
1/1/2008 to 12/31/2008	$13.94	$8.42	39,628.7
1/1/2009 to 12/31/2009	$8.42	$11.31	40,685.2
1/1/2010 to 12/31/2010	$11.31	$13.35	49,595.0
1/1/2011 to 12/31/2011	$13.35	$12.02	55,606.3
1/1/2012 to 12/31/2012	$12.02	$13.51	52,297.4
1/1/2013 to 12/31/2013	$13.51	$17.854249	26,057.973

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation V.I.
5/20/2005 to 12/31/2005	$10.74	$11.91	4,044.054
1/1/2006 to 12/31/2006	$11.91	$13.70	7,624.4946
1/1/2007 to 12/31/2007	$13.70	$15.84	13,052.0
1/1/2008 to 12/31/2008	$15.84	$12.60	17,967.1
1/1/2009 to 12/31/2009	$12.60	$15.08	26,810.5
1/1/2010 to 12/31/2010	$15.08	$16.40	23,306.4
1/1/2011 to 12/31/2011	$16.40	$15.63	31,782.3
1/1/2012 to 12/31/2012	$15.63	$17.02	25,805.1
1/1/2013 to 12/31/2013	$17.02	$19.289458	26,638.931

BlackRock U.S. Government Bond V.I.
5/20/2005 to 12/31/2005	$10.20	$10.26	0
1/1/2006 to 12/31/2006	$10.26	$10.53	0
1/1/2007 to 12/31/2007	$10.53	$10.82	847.8
1/1/2008 to 12/31/2008	$10.82	$11.51	525.8
1/1/2009 to 12/31/2009	$11.51	$11.17	664.0
1/1/2010 to 12/31/2010	$11.17	$12.00	642.3
1/1/2011 to 12/31/2011	$12.00	$12.60	631.8
1/1/2012 to 12/31/2012	$12.60	$12.74	646.5
1/1/2013 to 12/31/2013	$12.74	$12.172512	730.447

BlackRock High Yield V.I.
5/20/2005 to 12/31/2005	$9.95	$10.44	0
1/1/2006 to 12/31/2006	$10.44	$11.29	0
1/1/2007 to 12/31/2007	$11.29	$11.41	0.0
1/1/2008 to 12/31/2008	$11.41	$7.98	0.0
1/1/2009 to 12/31/2009	$7.98	$12.35	0.0
1/1/2010 to 12/31/2010	$12.35	$14.07	6,330.1
1/1/2011 to 12/31/2011	$14.07	$14.36	5,860.9
1/1/2012 to 12/31/2012	$14.36	$16.40	6,922.3
1/1/2013 to 12/31/2013	$16.40	$17.710287	12,880.780

BlackRock S&P 500 Index V.I.
5/20/2005 to 12/31/2005	$10.69	$11.23	0
1/1/2006 to 12/31/2006	$11.23	$12.81	0
1/1/2007 to 12/31/2007	$12.81	$13.33	5,006.9
1/1/2008 to 12/31/2008	$13.33	$8.27	5,623.9
1/1/2009 to 12/31/2009	$8.27	$10.30	4,336.1
1/1/2010 to 12/31/2010	$10.30	$11.67	3,858.5
1/1/2011 to 12/31/2011	$11.67	$11.72	3,270.6
1/1/2012 to 12/31/2012	$11.72	$13.38	605.0
1/1/2013 to 12/31/2013	$13.38	$17.428091	559.546

BlackRock International V.I.
5/20/2005 to 12/31/2005	$11.19	$12.75	0
1/1/2006 to 12/31/2006	$12.75	$16.10	252.2592
1/1/2007 to 12/31/2007	$16.10	$17.55	249.3
1/1/2008 to 12/31/2008	$17.55	$9.96	306.1
1/1/2009 to 12/31/2009	$9.96	$12.79	301.5
1/1/2010 to 12/31/2010	$12.79	$13.46	305.4
1/1/2011 to 12/31/2011	$13.46	$11.47	0.0
1/1/2012 to 12/31/2012	$11.47	$13.04	0.0
1/1/2013 to 12/31/2013	$13.04	$15.805537	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Core V.I.
5/20/2005 to 12/31/2005	$11.24	$12.57	3,452.3467
1/1/2006 to 12/31/2006	$12.57	$14.25	4,783.3978
1/1/2007 to 12/31/2007	$14.25	$15.24	5,901.6
1/1/2008 to 12/31/2008	$15.24	$9.22	3,721.3
1/1/2009 to 12/31/2009	$9.22	$11.16	3,827.5
1/1/2010 to 12/31/2010	$11.16	$12.02	2,470.7
1/1/2011 to 12/31/2011	$12.02	$12.16	2,311.8
1/1/2012 to 12/31/2012	$12.16	$13.53	2,257.6
1/1/2013 to 12/31/2013	$13.53	$17.858472	1,502.709

BlackRock Large Cap Growth V.I.
5/20/2005 to 12/31/2005	$11.11	$12.25	1,404.5883
1/1/2006 to 12/31/2006	$12.25	$12.97	3,295.7554
1/1/2007 to 12/31/2007	$12.97	$13.88	3,646.8
1/1/2008 to 12/31/2008	$13.88	$8.13	3,599.0
1/1/2009 to 12/31/2009	$8.13	$10.18	50,233.0
1/1/2010 to 12/31/2010	$10.18	$11.61	3,634.6
1/1/2011 to 12/31/2011	$11.61	$11.75	3,467.7
1/1/2012 to 12/31/2012	$11.75	$13.37	3,441.6
1/1/2013 to 12/31/2013	$13.37	$17.680386	3,412.061

BlackRock Large Cap Value V.I.
5/20/2005 to 12/31/2005	$11.32	$12.92	3,715.0365
1/1/2006 to 12/31/2006	$12.92	$14.80	246.6619
1/1/2007 to 12/31/2007	$14.80	$15.47	1,391.2
1/1/2008 to 12/31/2008	$15.47	$9.59	1,350.3
1/1/2009 to 12/31/2009	$9.59	$10.82	4,051.4
1/1/2010 to 12/31/2010	$10.82	$11.61	4,181.8
1/1/2011 to 12/31/2011	$11.61	$11.38	4,002.3
1/1/2012 to 12/31/2012	$11.38	$12.77	3,937.1
1/1/2013 to 12/31/2013	$12.77	$16.843664	3,650.442

BlackRock Value Opportunities V.I.
5/20/2005 to 12/31/2005	$10.45	$12.07	0
1/1/2006 to 12/31/2006	$12.07	$13.44	0
1/1/2007 to 12/31/2007	$13.44	$13.16	0.0
1/1/2008 to 12/31/2008	$13.16	$7.79	0.0
1/1/2009 to 12/31/2009	$7.79	$9.87	0.0
1/1/2010 to 12/31/2010	$9.87	$12.55	0.0
1/1/2011 to 12/31/2011	$12.55	$12.10	0.0
1/1/2012 to 12/31/2012	$12.10	$13.56	0.0
1/1/2013 to 12/31/2013	$13.56	$19.072838	0.000

BlackRock Global Opportunities V.I.
5/1/2008 to 12/31/2008	$10.10	$5.78	0.0
1/1/2009 to 12/31/2009	$5.78	$7.73	0.0
1/1/2010 to 12/31/2010	$7.73	$8.47	0.0
1/1/2011 to 12/31/2011	$8.47	$7.32	0.0
1/1/2012 to 12/31/2012	$7.32	$8.26	0.0
1/1/2013 to 12/31/2013	$8.26	$10.567091	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Davis Value
5/20/2005 to 12/31/2005	$10.69	$11.69	9,403.1266
1/1/2006 to 12/31/2006	$11.69	$13.28	33,468.595
1/1/2007 to 12/31/2007	$13.28	$13.72	15,479.4
1/1/2008 to 12/31/2008	$13.72	$8.09	13,793.2
1/1/2009 to 12/31/2009	$8.09	$10.48	54,093.8
1/1/2010 to 12/31/2010	$10.48	$11.67	10,462.3
1/1/2011 to 12/31/2011	$11.67	$11.04	14,082.9
1/1/2012 to 12/31/2012	$11.04	$12.33	10,976.6
1/1/2013 to 12/31/2013	$12.33	$16.249282	9,106.770

Dreyfus VIF Appreciation
5/20/2005 to 12/31/2005	$10.78	$10.98	7,812.7402
1/1/2006 to 12/31/2006	$10.98	$12.62	23,423.5286
1/1/2007 to 12/31/2007	$12.62	$13.33	24,277.3
1/1/2008 to 12/31/2008	$13.33	$9.26	29,713.8
1/1/2009 to 12/31/2009	$9.26	$11.19	0.0
1/1/2010 to 12/31/2010	$11.19	$12.72	21,482.0
1/1/2011 to 12/31/2011	$12.72	$13.68	18,754.6
1/1/2012 to 12/31/2012	$13.68	$14.89	17,091.0
1/1/2013 to 12/31/2013	$14.89	$17.788584	11,760.974

Eaton Vance Floating-Rate Income
5/20/2005 to 12/31/2005	$10.11	$10.33	3,948.3051
1/1/2006 to 12/31/2006	$10.33	$10.77	32,404.913
1/1/2007 to 12/31/2007	$10.77	$10.82	3,211.8
1/1/2008 to 12/31/2008	$10.82	$7.79	3,036.8
1/1/2009 to 12/31/2009	$7.79	$11.12	2,880.3
1/1/2010 to 12/31/2010	$11.12	$12.00	2,804.2
1/1/2011 to 12/31/2011	$12.00	$12.16	2,908.7
1/1/2012 to 12/31/2012	$12.16	$12.91	2,976.9
1/1/2013 to 12/31/2013	$12.91	$13.251801	277.661

Eaton Vance Large-Cap Value
5/1/2007 to 12/31/2007	$10.38	$10.54	21,680.9
1/1/2008 to 12/31/2008	$10.54	$6.78	19,332.0
1/1/2009 to 12/31/2009	$6.78	$7.92	44,544.6
1/1/2010 to 12/31/2010	$7.92	$9.04	64,221.9
1/1/2011 to 12/31/2011	$9.04	$8.40	56,994.6
1/1/2012 to 12/31/2012	$8.40	$9.56	49,035.0
1/1/2013 to 12/31/2013	$9.56	$12.171006	39,070.161

Federated Managed Tail Risk Fund II
5/20/2005 to 12/31/2005	$10.60	$10.91	0
1/1/2006 to 12/31/2006	$10.91	$12.53	0
1/1/2007 to 12/31/2007	$12.53	$13.59	23,804.9
1/1/2008 to 12/31/2008	$13.59	$9.48	29,013.5
1/1/2009 to 12/31/2009	$9.48	$10.62	34,936.0
1/1/2010 to 12/31/2010	$10.62	$11.87	0.0
1/1/2011 to 12/31/2011	$11.87	$11.10	0.0
1/1/2012 to 12/31/2012	$11.10	$12.08	0.0
1/1/2013 to 12/31/2013	$12.08	$13.887870	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann
5/20/2005 to 12/31/2005	$11.01	$12.55	1,356.223
1/1/2006 to 12/31/2006	$12.55	$14.23	1,381.8625
1/1/2007 to 12/31/2007	$14.23	$17.01	1,1047.1
1/1/2008 to 12/31/2008	$17.01	$9.78	9685.1
1/1/2009 to 12/31/2009	$9.78	$12.51	11,044.2
1/1/2010 to 12/31/2010	$12.51	$14.57	3,944.2
1/1/2011 to 12/31/2011	$14.57	$12.48	2,876.5
1/1/2012 to 12/31/2012	$12.48	$14.46	2,812.5
1/1/2013 to 12/31/2013	$14.46	$20.007695	2,591.048

Templeton Foreign VIP Fund(1)
5/20/2005 to 12/31/2005	$11.04	$12.34	209.3342
1/1/2006 to 12/31/2006	$12.34	$14.81	4,689.8011
1/1/2007 to 12/31/2007	$14.81	$16.91	7,326.5
1/1/2008 to 12/31/2008	$16.91	$9.96	8,366.4
1/1/2009 to 12/31/2009	$9.96	$13.50	8,210.8
1/1/2010 to 12/31/2010	$13.50	$14.47	8,070.7
1/1/2011 to 12/31/2011	$14.47	$12.78	8,530.5
1/1/2012 to 12/31/2012	$12.78	$14.94	6,388.3
1/1/2013 to 12/31/2013	$14.94	$18.162212	2,606.511

Templeton Growth VIP Fund(2)
5/20/2005 to 12/31/2005	$10.94	$11.94	2,710.9873
1/1/2006 to 12/31/2006	$11.94	$14.38	1,585.0241
1/1/2007 to 12/31/2007	$14.38	$14.55	1,583.0
1/1/2008 to 12/31/2008	$14.55	$8.29	1,578.4
1/1/2009 to 12/31/2009	$8.29	$10.75	0.0
1/1/2010 to 12/31/2010	$10.75	$11.41	0.0
1/1/2011 to 12/31/2011	$11.41	$10.50	0.0
1/1/2012 to 12/31/2012	$10.50	$12.56	0.0
1/1/2013 to 12/31/2013	$12.56	$16.247553	2,176.849

Janus Aspen Forty
5/1/2007 to 12/31/2007	$10.60	$13.44	53,646.6
1/1/2008 to 12/31/2008	$13.44	$7.40	31,283.6
1/1/2009 to 12/31/2009	$7.40	$10.68	46,884.2
1/1/2010 to 12/31/2010	$10.68	$11.24	2,450.2
1/1/2011 to 12/31/2011	$11.24	$10.35	2,374.2
1/1/2012 to 12/31/2012	$10.35	$12.67	2,151.9
1/1/2013 to 12/31/2013	$12.67	$16.389617	2,068.880

Janus Aspen – Enterprise
5/1/2007 to 12/31/2007	$10.59	$11.64	12,034.7
1/1/2008 to 12/31/2008	$11.64	$6.46	11,148.3
1/1/2009 to 12/31/2009	$6.46	$9.22	8,411.4
1/1/2010 to 12/31/2010	$9.22	$11.44	28.8
1/1/2011 to 12/31/2011	$11.44	$11.13	26.7
1/1/2012 to 12/31/2012	$11.13	$12.87	26.4
1/1/2013 to 12/31/2013	$12.87	$16.798045	26.144

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Capital Appreciation
5/20/2005 to 12/31/2005	$10.64	$11.22	0
1/1/2006 to 12/31/2006	$11.22	$11.94	1,679.4289
1/1/2007 to 12/31/2007	$11.94	$13.44	1,677.3
1/1/2008 to 12/31/2008	$13.44	$7.22	1,672.4
1/1/2009 to 12/31/2009	$7.22	$10.29	0.0
1/1/2010 to 12/31/2010	$10.29	$11.10	0.0
1/1/2011 to 12/31/2011	$11.10	$10.82	0.0
1/1/2012 to 12/31/2012	$10.80	$12.18	0.0
1/1/2013 to 12/31/2013	$12.18	$15.578783	0.000

Oppenheimer Main Street/VA
5/20/2005 to 12/31/2005	$10.64	$11.33	0
1/1/2006 to 12/31/2006	$11.33	$12.86	0
1/1/2007 to 12/31/2007	$12.86	$13.24	0.0
1/1/2008 to 12/31/2008	$13.24	$8.03	0.0
1/1/2009 to 12/31/2009	$8.03	$10.16	0.0
1/1/2010 to 12/31/2010	$10.16	$11.64	0.0
1/1/2011 to 12/31/2011	$11.64	$11.47	0.0
1/1/2012 to 12/31/2012	$11.47	$13.22	0.0
1/1/2013 to 12/31/2013	$13.22	$17.175475	0.000

Oppenheimer Main Street Small Cap Fund®/VA
5/20/2005 to 12/31/2005	$10.91	$12.38	5,147.5835
1/1/2006 to 12/31/2006	$12.38	$14.03	3,969.3156
1/1/2007 to 12/31/2007	$14.03	$13.67	7,666.4
1/1/2008 to 12/31/2008	$13.67	$8.38	7,538.9
1/1/2009 to 12/31/2009	$8.38	$11.34	6,946.8
1/1/2010 to 12/31/2010	$11.34	$13.80	6,363.4
1/1/2011 to 12/31/2011	$13.80	$13.31	6,076.4
1/1/2012 to 12/31/2012	$13.31	$15.49	3,633.4
1/1/2013 to 12/31/2013	$15.49	$21.530798	3,246.572

Pioneer Emerging Markets VCT
5/1/2006 to 12/31/2006	$11.05	$11.98	0
1/1/2007 to 12/31/2007	$11.98	$16.87	758.8
1/1/2008 to 12/31/2008	$16.87	$6.95	1,086.0
1/1/2009 to 12/31/2009	$6.95	$11.96	9,630.9
1/1/2010 to 12/31/2010	$11.96	$13.67	1,958.0
1/1/2011 to 12/31/2011	$13.67	$10.32	2,190.7
1/1/2012 to 12/31/2012	$10.32	$11.40	2,395.9
1/1/2013 to 12/31/2013	$11.40	$11.018932	2,930.190

Pioneer Fund VCT
5/20/2005 to 12/31/2005	$10.71	$11.39	5,424.9162
1/1/2006 to 12/31/2006	$11.39	$13.11	40,401.4787
1/1/2007 to 12/31/2007	$13.11	$13.58	218.3
1/1/2008 to 12/31/2008	$13.58	$8.81	216.3
1/1/2009 to 12/31/2009	$8.81	$10.88	232.9
1/1/2010 to 12/31/2010	$10.88	$12.44	233.9
1/1/2011 to 12/31/2011	$12.44	$11.74	227.1
1/1/2012 to 12/31/2012	$11.74	$12.76	224.7
1/1/2013 to 12/31/2013	$12.76	$16.779712	222.607

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer High Yield VCT
5/20/2005 to 12/31/2005	$9.81	$10.34	651.4361
1/1/2006 to 12/31/2006	$10.34	$11.06	792.0581
1/1/2007 to 12/31/2007	$11.06	$11.54	2,109.9
1/1/2008 to 12/31/2008	$11.54	$7.33	1,924.0
1/1/2009 to 12/31/2009	$7.33	$11.61	6,833.4
1/1/2010 to 12/31/2010	$11.61	$13.50	1,699.6
1/1/2011 to 12/31/2011	$13.50	$13.07	2,124.0
1/1/2012 to 12/31/2012	$13.07	$14.94	2,044.4
1/1/2013 to 12/31/2013	$14.94	$16.510394	2,054.572

Pioneer Real Estate Shares VCT
5/1/2008 to 12/31/2008	$11.61	$6.31	7,458.5
1/1/2009 to 12/31/2009	$6.31	$8.20	7,832.5
1/1/2010 to 12/31/2010	$8.20	$10.41	0.0
1/1/2011 to 12/31/2011	$10.41	$11.29	0.0
1/1/2012 to 12/31/2012	$11.29	$12.94	0.0
1/1/2013 to 12/31/2013	$12.94	$12.976988	0.000

PIMCO CommodityRealReturn® Strategy
5/20/2005 to 12/31/2005	$10.05	$11.44	2,316.6791
1/1/2006 to 12/31/2006	$11.44	$10.94	16,069.0591
1/1/2007 to 12/31/2007	$10.94	$13.32	18,515.6
1/1/2008 to 12/31/2008	$13.32	$7.39	15,870.4
1/1/2009 to 12/31/2009	$7.39	$10.33	12,643.6
1/1/2010 to 12/31/2010	$10.33	$12.71	10,455.7
1/1/2011 to 12/31/2011	$12.71	$11.60	10,163.2
1/1/2012 to 12/31/2012	$11.60	$12.08	9,883.2
1/1/2013 to 12/31/2013	$12.08	$10.173266	11,718.872

PIMCO Low Duration
4/27/2007 to 12/31/2007	$10.03	$10.52	31.7
1/1/2008 to 12/31/2008	$10.52	$10.35	41.1
1/1/2009 to 12/31/2009	$10.35	$11.59	47.1
1/1/2010 to 12/31/2010	$11.59	$12.05	16,138.5
1/1/2011 to 12/31/2011	$12.05	$12.03	13,885.6
1/1/2012 to 12/31/2012	$12.03	$12.58	33,220.4
1/1/2013 to 12/31/2013	$12.58	$12.405874	46,623.162

PIMCO Real Return
5/20/2005 to 12/31/2005	$10.36	$10.32	2,488.1736
1/1/2006 to 12/31/2006	$10.32	$10.27	3,486.7734
1/1/2007 to 12/31/2007	$10.27	$11.22	32,367.3
1/1/2008 to 12/31/2008	$11.22	$10.30	32,627.7
1/1/2009 to 12/31/2009	$10.30	$12.04	22,830.0
1/1/2010 to 12/31/2010	$12.04	$12.86	22,345.8
1/1/2011 to 12/31/2011	$12.86	$14.18	18,206.3
1/1/2012 to 12/31/2012	$14.18	$15.24	30,389.2
1/1/2013 to 12/31/2013	$15.24	$13.659320	27,416.459

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Total Return
5/20/2005 to 12/31/2005	$10.22	$10.22	15,618.6307
1/1/2006 to 12/31/2006	$10.22	$10.48	78,362.4794
1/1/2007 to 12/31/2007	$10.48	$11.26	94,760.2
1/1/2008 to 12/31/2008	$11.26	$11.65	124,157.1
1/1/2009 to 12/31/2009	$11.65	$13.13	109,842.3
1/1/2010 to 12/31/2010	$13.13	$14.02	88,634.5
1/1/2011 to 12/31/2011	$14.02	$14.35	74,705.1
1/1/2012 to 12/31/2012	$14.35	$15.53	105,778.0
1/1/2013 to 12/31/2013	$15.53	$15.036194	79,334.536

TA AllianceBernstein Dynamic Allocation
5/1/2008 to 12/31/2008	$10.49	$6.78	0.0
1/1/2009 to 12/31/2009	$6.78	$8.78	0.0
1/1/2010 to 12/31/2010	$8.78	$9.47	0.0
1/1/2011 to 12/31/2011	$9.47	$9.51	0.0
1/1/2012 to 12/31/2012	$9.51	$9.93	0.0
1/1/2013 to 12/31/2013	$9.93	$10.485415	0.000

TA WMC Diversified Growth
5/1/2008 to 12/31/2008	$10.84	$6.16	0.0
1/1/2009 to 12/31/2009	$6.16	$7.84	0.0
1/1/2010 to 12/31/2010	$7.84	$9.10	78,465.7
1/1/2011 to 12/31/2011	$9.10	$8.63	77,815.1
1/1/2012 to 12/31/2012	$8.63	$9.62	74,286.8
1/1/2013 to 12/31/2013	$9.62	$12.556853	42,292.494

TA Morgan Stanley Mid-Cap Growth
12/30/2011 to 12/31/2011	$10.00	$10.00	23,336.0
1/1/2012 to 12/31/2012	$10.00	$10.74	27,925.6
1/1/2013 to 12/31/2013	$10.74	$14.727641	22,251.446

TA Systematic Small/Mid Cap Value
5/1/2008 to 12/31/2008	$10.42	$6.11	76.9
1/1/2009 to 12/31/2009	$6.11	$8.63	0.0
1/1/2010 to 12/31/2010	$8.63	$11.08	7,701.0
1/1/2011 to 12/31/2011	$11.08	$10.63	7,510.8
1/1/2012 to 12/31/2012	$10.63	$12.18	7,246.6
1/1/2013 to 12/31/2013	$12.18	$16.365540	31,535.072

Invesco V.I. Comstock Fund
5/20/2005 to 12/31/2005	$10.77	$11.24	8,345.9052
1/1/2006 to 12/31/2006	$11.24	$12.91	6,055.6846
1/1/2007 to 12/31/2007	$12.91	$12.49	6,374.8
1/1/2008 to 12/31/2008	$12.49	$7.93	4,779.7
1/1/2009 to 12/31/2009	$7.93	$10.09	4,887.7
1/1/2010 to 12/31/2010	$10.09	$11.56	49,815.6
1/1/2011 to 12/31/2011	$11.56	$11.20	55,031.3
1/1/2012 to 12/31/2012	$11.20	$13.19	47,332.7
1/1/2013 to 12/31/2013	$13.19	$17.716931	45,422.494

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Wanger International
4/27/2007 to 12/31/2007	$10.75	$11.28	280.9
1/1/2008 to 12/31/2008	$11.28	$6.06	372.6
1/1/2009 to 12/31/2009	$6.06	$8.97	303.9
1/1/2010 to 12/31/2010	$8.97	$11.06	22,945.1
1/1/2011 to 12/31/2011	$11.06	$9.33	21,919.8
1/1/2012 to 12/31/2012	$9.33	$11.20	23,131.1
1/1/2013 to 12/31/2013	$11.20	$13.533070	31,762.020

Wanger USA
5/20/2005 to 12/31/2005	$11.16	$12.54	4,560.2064
1/1/2006 to 12/31/2006	$12.54	$13.36	21,993.1964
1/1/2007 to 12/31/2007	$13.36	$13.91	2,163.5
1/1/2008 to 12/31/2008	$13.91	$8.28	8,545.6
1/1/2009 to 12/31/2009	$8.28	$11.64	6,963.4
1/1/2010 to 12/31/2010	$11.64	$14.18	6,368.2
1/1/2011 to 12/31/2011	$14.18	$13.51	6,161.6
1/1/2012 to 12/31/2012	$13.51	$16.02	6,148.0
1/1/2013 to 12/31/2013	$16.02	$21.155644	7,802.454

Class L

(if you purchased your policy prior to June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
5/20/2005 to 12/31/2005	$10.79	$11.53	0
1/1/2006 to 12/31/2006	$11.53	$12.86	295.0888
1/1/2007 to 12/31/2007	$12.86	$12.87	295.9
1/1/2008 to 12/31/2008	$12.87	$6.12	0.0
1/1/2009 to 12/31/2009	$6.12	$8.92	0.0
1/1/2010 to 12/31/2010	$8.92	$9.44	0.0
1/1/2011 to 12/31/2011	$9.44	$9.03	0.0
1/1/2012 to 12/31/2012	$9.03	$10.47	0.0
1/1/2013 to 12/31/2013	$10.47	$13.802045	0.000

Invesco V.I. Mid Cap Core Equity
5/20/2005 to 12/31/2005	$10.68	$11.43	0
1/1/2006 to 12/31/2006	$11.43	$12.53	6,495.0781
1/1/2007 to 12/31/2007	$12.53	$13.53	6,437.6
1/1/2008 to 12/31/2008	$13.53	$9.53	6,479.0
1/1/2009 to 12/31/2009	$9.53	$12.24	30,376.7
1/1/2010 to 12/31/2010	$12.24	$13.76	8,250.1
1/1/2011 to 12/31/2011	$13.76	$12.70	7,730.4
1/1/2012 to 12/31/2012	$12.70	$13.89	7,691.3
1/1/2013 to 12/31/2013	$13.89	$17.633850	7,478.711

AllianceBernstein VPS International Value
5/1/2007 to 12/31/2007	$10.54	$10.45	2,666.7
1/1/2008 to 12/31/2008	$10.45	$4.82	4,297.7
1/1/2009 to 12/31/2009	$4.82	$6.40	4,137.4
1/1/2010 to 12/31/2010	$6.40	$6.60	11,221.3
1/1/2011 to 12/31/2011	$6.60	$5.25	11,180.4
1/1/2012 to 12/31/2012	$5.25	$5.93	11,239.9
1/1/2013 to 12/31/2013	$5.93	$7.188698	10,999.377

AllianceBernstein VPS Small/Mid Cap Value
5/20/2005 to 12/31/2005	$10.78	$11.72	30,969.0803
1/1/2006 to 12/31/2006	$11.72	$13.22	56,378.661
1/1/2007 to 12/31/2007	$13.22	$13.25	15,391.2
1/1/2008 to 12/31/2008	$13.25	$8.41	15,890.1
1/1/2009 to 12/31/2009	$8.41	$11.84	3,734.3
1/1/2010 to 12/31/2010	$11.84	$14.81	3,306.7
1/1/2011 to 12/31/2011	$14.81	$13.38	4,059.3
1/1/2012 to 12/31/2012	$13.38	$15.66	1,496.9
1/1/2013 to 12/31/2013	$15.66	$21.303834	1,187.469

AllianceBernstein VPS Value
5/20/2005 to 12/31/2005	$10.78	$11.38	0
1/1/2006 to 12/31/2006	$11.38	$13.60	738.0985
1/1/2007 to 12/31/2007	$13.60	$12.88	5,263.0
1/1/2008 to 12/31/2008	$12.88	$7.51	5,125.5
1/1/2009 to 12/31/2009	$7.51	$8.96	5,188.4
1/1/2010 to 12/31/2010	$8.96	$9.88	5,189.0
1/1/2011 to 12/31/2011	$9.88	$9.40	5,206.2
1/1/2012 to 12/31/2012	$9.40	$10.72	4,052.9
1/1/2013 to 12/31/2013	$10.72	$14.456543	3,593.339

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Century VP Ultra
5/20/2005 to 12/31/2005	$10.49	$11.04	0
1/1/2006 to 12/31/2006	$11.04	$10.53	0
1/1/2007 to 12/31/2007	$10.53	$12.56	0.0
1/1/2008 to 12/31/2008	$12.56	$7.24	0.0
1/1/2009 to 12/31/2009	$7.24	$9.60	0.0
1/1/2010 to 12/31/2010	$9.60	$10.98	0.0
1/1/2011 to 12/31/2011	$10.98	$10.94	0.0
1/1/2012 to 12/31/2012	$10.94	$12.29	0.0
1/1/2013 to 12/31/2013	$12.29	$16.599650	0.000

AFIS Asset Allocation Fund
5/20/2005 to 12/31/2005	$10.37	$11.26	4,557.3681
1/1/2006 to 12/31/2006	$11.26	$12.71	7,240.1957
1/1/2007 to 12/31/2007	$12.71	$13.32	8,165.6
1/1/2008 to 12/31/2008	$13.32	$9.24	9,480.0
1/1/2009 to 12/31/2009	$9.24	$11.28	9,205.8
1/1/2010 to 12/31/2010	$11.28	$12.49	9,010.1
1/1/2011 to 12/31/2011	$12.49	$12.45	8,760.6
1/1/2012 to 12/31/2012	$12.45	$14.24	12,326.5
1/1/2013 to 12/31/2013	$14.24	$17.330994	12,000.658

AFIS Bond Fund
5/20/2005 to 12/31/2005	$10.00	$10.16	26,117.2627
1/1/2006 to 12/31/2006	$10.16	$10.70	117,405.3166
1/1/2007 to 12/31/2007	$10.70	$10.88	147,896.0
1/1/2008 to 12/31/2008	$10.88	$9.70	108,897.5
1/1/2009 to 12/31/2009	$9.70	$10.75	95,849.3
1/1/2010 to 12/31/2010	$10.75	$11.27	28,940.9
1/1/2011 to 12/31/2011	$11.27	$11.77	26,579.1
1/1/2012 to 12/31/2012	$11.77	$12.20	26,826.7
1/1/2013 to 12/31/2013	$12.20	$11.749880	28,592.159

AFIS Growth Fund
5/20/2005 to 12/31/2005	$10.92	$12.60	88,411.7247
1/1/2006 to 12/31/2006	$12.60	$13.67	172,370.9926
1/1/2007 to 12/31/2007	$13.67	$15.11	115,016.3
1/1/2008 to 12/31/2008	$15.11	$8.33	166,346.8
1/1/2009 to 12/31/2009	$8.33	$11.43	57,312.0
1/1/2010 to 12/31/2010	$11.43	$13.35	59,043.1
1/1/2011 to 12/31/2011	$13.35	$12.58	52,225.9
1/1/2012 to 12/31/2012	$12.58	$14.59	48,308.7
1/1/2013 to 12/31/2013	$14.59	$18.686927	46,216.015

AFIS Growth-Income Fund
5/20/2005 to 12/31/2005	$10.55	$11.22	9,606.7896
1/1/2006 to 12/31/2006	$11.22	$12.73	15,099.8607
1/1/2007 to 12/31/2007	$12.73	$13.15	18,641.9
1/1/2008 to 12/31/2008	$13.15	$8.05	18,781.4
1/1/2009 to 12/31/2009	$8.05	$10.39	23,073.3
1/1/2010 to 12/31/2010	$10.39	$11.40	23,071.6
1/1/2011 to 12/31/2011	$11.40	$11.01	24,291.5
1/1/2012 to 12/31/2012	$11.01	$12.73	22,283.3
1/1/2013 to 12/31/2013	$12.73	$16.727547	21,625.336

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS International Fund
5/20/2005 to 12/31/2005	$10.97	$13.42	47,233.4141
1/1/2006 to 12/31/2006	$13.42	$15.71	102,190.2964
1/1/2007 to 12/31/2007	$15.71	$18.56	145,259.4
1/1/2008 to 12/31/2008	$18.56	$10.57	151,303.0
1/1/2009 to 12/31/2009	$10.57	$14.88	173,703.8
1/1/2010 to 12/31/2010	$14.88	$15.71	157,295.4
1/1/2011 to 12/31/2011	$15.71	$13.30	126,568.9
1/1/2012 to 12/31/2012	$13.30	$15.44	92,095.2
1/1/2013 to 12/31/2013	$15.44	$18.476687	90,977.629

BlackRock Basic Value V.I.
5/20/2005 to 12/31/2005	$10.42	$11.02	0
1/1/2006 to 12/31/2006	$11.02	$13.24	0
1/1/2007 to 12/31/2007	$13.24	$13.28	43,008.7
1/1/2008 to 12/31/2008	$13.28	$8.28	35,864.8
1/1/2009 to 12/31/2009	$8.28	$10.70	83,973.5
1/1/2010 to 12/31/2010	$10.70	$11.90	9,904.6
1/1/2011 to 12/31/2011	$11.90	$11.44	8,259.9
1/1/2012 to 12/31/2012	$11.44	$12.86	8,997.7
1/1/2013 to 12/31/2013	$12.86	$17.498882	9,158.287

BlackRock Total Return V.I.
5/20/2005 to 12/31/2005	$10.12	$10.13	2,145.9037
1/1/2006 to 12/31/2006	$10.13	$10.43	3,627.8293
1/1/2007 to 12/31/2007	$10.43	$10.65	13,434.4
1/1/2008 to 12/31/2008	$10.65	$9.22	11,501.3
1/1/2009 to 12/31/2009	$9.22	$10.72	11,170.7
1/1/2010 to 12/31/2010	$10.72	$11.58	10,700.3
1/1/2011 to 12/31/2011	$11.58	$12.12	10,334.8
1/1/2012 to 12/31/2012	$12.12	$12.93	8,903.9
1/1/2013 to 12/31/2013	$12.93	$12.596733	6,469.457

BlackRock Money Market V.I.
5/20/2005 to 12/31/2005	$10.02	$10.12	0
1/1/2006 to 12/31/2006	$10.12	$10.43	2,895.8557
1/1/2007 to 12/31/2007	$10.43	$10.78	5,209.4
1/1/2008 to 12/31/2008	$10.78	$10.89	22,013.8
1/1/2009 to 12/31/2009	$10.89	$10.75	17,194.4
1/1/2010 to 12/31/2010	$10.75	$10.60	11,117.3
1/1/2011 to 12/31/2011	$10.60	$10.45	40,093.9
1/1/2012 to 12/31/2012	$10.45	$10.30	55,584.9
1/1/2013 to 12/31/2013	$10.30	$10.148636	8,465.270

BlackRock Capital Appreciation V.I.
5/20/2005 to 12/31/2005	$10.61	$11.45	0
1/1/2006 to 12/31/2006	$11.45	$11.80	0
1/1/2007 to 12/31/2007	$11.80	$13.85	85,218.0
1/1/2008 to 12/31/2008	$13.85	$8.35	100,510.4
1/1/2009 to 12/31/2009	$8.35	$11.19	97,441.10
1/1/2010 to 12/31/2010	$11.19	$13.19	120,331.9
1/1/2011 to 12/31/2011	$13.19	$11.84	111,971.1
1/1/2012 to 12/31/2012	$11.84	$13.29	75,565.1
1/1/2013 to 12/31/2013	$13.29	$17.527909	36,350.643

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation V.I.
5/20/2005 to 12/31/2005	$10.73	$11.88	0
1/1/2006 to 12/31/2006	$11.88	$13.64	19,845.3459
1/1/2007 to 12/31/2007	$13.64	$15.73	33,741.2
1/1/2008 to 12/31/2008	$15.73	$12.49	58,716.6
1/1/2009 to 12/31/2009	$12.49	$14.93	93,020.4
1/1/2010 to 12/31/2010	$14.93	$16.19	102,527.8
1/1/2011 to 12/31/2011	$16.19	$15.40	80,067.0
1/1/2012 to 12/31/2012	$15.40	$16.74	74,448.7
1/1/2013 to 12/31/2013	$16.74	$18.937048	74,276.223

BlackRock U.S. Government Bond V.I.
5/20/2005 to 12/31/2005	$10.18	$10.23	0
1/1/2006 to 12/31/2006	$10.23	$10.48	0
1/1/2007 to 12/31/2007	$10.48	$10.75	0.0
1/1/2008 to 12/31/2008	$10.75	$11.42	13,608.4
1/1/2009 to 12/31/2009	$11.42	$11.05	14,198.9
1/1/2010 to 12/31/2010	$11.05	$11.85	13,867.8
1/1/2011 to 12/31/2011	$11.85	$12.42	13,447.4
1/1/2012 to 12/31/2012	$12.42	$12.53	13,418.1
1/1/2013 to 12/31/2013	$12.53	$11.950003	8,433.129

BlackRock High Yield V.I.
5/20/2005 to 12/31/2005	$9.94	$10.41	0
1/1/2006 to 12/31/2006	$10.41	$11.24	0
1/1/2007 to 12/31/2007	$11.24	$11.34	4,300.1
1/1/2008 to 12/31/2008	$11.34	$7.92	5,349.7
1/1/2009 to 12/31/2009	$7.92	$12.22	5,158.8
1/1/2010 to 12/31/2010	$12.22	$13.90	19,231.0
1/1/2011 to 12/31/2011	$13.90	$14.15	13,890.3
1/1/2012 to 12/31/2012	$14.15	$16.13	11,068.2
1/1/2013 to 12/31/2013	$16.13	$17.386627	22,988.629

BlackRock S&P 500 Index V.I.
5/20/2005 to 12/31/2005	$10.68	$11.20	0
1/1/2006 to 12/31/2006	$11.20	$12.75	3,326.4522
1/1/2007 to 12/31/2007	$12.75	$13.25	3,303.0
1/1/2008 to 12/31/2008	$13.25	$8.20	9,318.9
1/1/2009 to 12/31/2009	$8.20	$10.19	9,146.1
1/1/2010 to 12/31/2010	$10.19	$11.53	9,043.0
1/1/2011 to 12/31/2011	$11.53	$11.55	8,900.1
1/1/2012 to 12/31/2012	$11.55	$13.16	8,746.1
1/1/2013 to 12/31/2013	$13.16	$17.109586	8,213.498

BlackRock International V.I.
5/20/2005 to 12/31/2005	$11.17	$12.72	0
1/1/2006 to 12/31/2006	$12.72	$16.03	5,315.125
1/1/2007 to 12/31/2007	$16.03	$17.43	5,732.7
1/1/2008 to 12/31/2008	$17.43	$9.88	8,748.7
1/1/2009 to 12/31/2009	$9.88	$12.66	7,619.3
1/1/2010 to 12/31/2010	$12.66	$13.29	5,047.8
1/1/2011 to 12/31/2011	$13.29	$11.31	5,454.2
1/1/2012 to 12/31/2012	$11.31	$12.83	5,774.6
1/1/2013 to 12/31/2013	$12.83	$15.516664	5,585.914

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Core V.I.
5/20/2005 to 12/31/2005	$11.23	$12.54	0
1/1/2006 to 12/31/2006	$12.54	$14.18	15,378.469
1/1/2007 to 12/31/2007	$14.18	$15.14	19,323.5
1/1/2008 to 12/31/2008	$15.14	$9.14	26,237.2
1/1/2009 to 12/31/2009	$9.14	$11.04	23,781.9
1/1/2010 to 12/31/2010	$11.04	$11.87	23,618.0
1/1/2011 to 12/31/2011	$11.87	$11.98	23,851.2
1/1/2012 to 12/31/2012	$11.98	$13.31	23,299.1
1/1/2013 to 12/31/2013	$13.31	$17.532303	29,396.761

BlackRock Large Cap Growth V.I.
5/20/2005 to 12/31/2005	$11.09	$12.22	5,668.3135
1/1/2006 to 12/31/2006	$12.22	$12.91	5,786.5547
1/1/2007 to 12/31/2007	$12.91	$13.79	9,107.5
1/1/2008 to 12/31/2008	$13.79	$8.06	11,150.1
1/1/2009 to 12/31/2009	$8.06	$10.07	104,092.2
1/1/2010 to 12/31/2010	$10.07	$11.47	5,650.5
1/1/2011 to 12/31/2011	$11.47	$11.58	3,390.5
1/1/2012 to 12/31/2012	$11.58	$13.15	3,177.3
1/1/2013 to 12/31/2013	$13.15	$17.357304	2,770.224

BlackRock Large Cap Value V.I.
5/20/2005 to 12/31/2005	$11.31	$12.88	32,551.1816
1/1/2006 to 12/31/2006	$12.88	$14.73	17,280.7855
1/1/2007 to 12/31/2007	$14.73	$15.37	22,661.1
1/1/2008 to 12/31/2008	$15.37	$9.51	26,749.8
1/1/2009 to 12/31/2009	$9.51	$10.71	23,163.6
1/1/2010 to 12/31/2010	$10.71	$11.47	24,615.0
1/1/2011 to 12/31/2011	$11.47	$11.22	24,117.5
1/1/2012 to 12/31/2012	$11.22	$12.56	24,040.1
1/1/2013 to 12/31/2013	$12.56	$16.535906	22,587.600

BlackRock Value Opportunities V.I.
5/20/2005 to 12/31/2005	$10.44	$12.04	0
1/1/2006 to 12/31/2006	$12.04	$13.38	2,144.8881
1/1/2007 to 12/31/2007	$13.38	$13.07	2,279.3
1/1/2008 to 12/31/2008	$13.07	$7.72	1,324.8
1/1/2009 to 12/31/2009	$7.72	$9.77	1,618.6
1/1/2010 to 12/31/2010	$9.77	$12.40	4,552.6
1/1/2011 to 12/31/2011	$12.40	$11.92	4,439.0
1/1/2012 to 12/31/2012	$11.92	$13.34	5,010.2
1/1/2013 to 12/31/2013	$13.34	$18.724292	4,871.386

BlackRock Global Opportunities V.I.
5/1/2008 to 12/31/2008	$10.10	$5.78	0.0
1/1/2009 to 12/31/2009	$5.78	$7.71	5,875.7
1/1/2010 to 12/31/2010	$7.71	$8.43	3,266.5
1/1/2011 to 12/31/2011	$8.43	$7.27	871.6
1/1/2012 to 12/31/2012	$7.27	$8.19	499.2
1/1/2013 to 12/31/2013	$8.19	$10.448495	498.053

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Davis Value
5/20/2005 to 12/31/2005	$10.68	$11.66	8,520.4786
1/1/2006 to 12/31/2006	$11.66	$13.22	73,036.6398
1/1/2007 to 12/31/2007	$13.22	$13.64	18,642.6
1/1/2008 to 12/31/2008	$13.64	$8.02	32,071.7
1/1/2009 to 12/31/2009	$8.02	$10.37	116,876.5
1/1/2010 to 12/31/2010	$10.37	$11.52	40,678.0
1/1/2011 to 12/31/2011	$11.52	$10.88	38,073.5
1/1/2012 to 12/31/2012	$10.88	$12.13	35,314.0
1/1/2013 to 12/31/2013	$12.13	$9.987262	45,753.144

Dreyfus VIF Appreciation
5/20/2005 to 12/31/2005	$10.77	$10.96	52,281.5867
1/1/2006 to 12/31/2006	$10.96	$12.56	60,933.592
1/1/2007 to 12/31/2007	$12.56	$13.24	69,699.0
1/1/2008 to 12/31/2008	$13.24	$9.18	80,694.5
1/1/2009 to 12/31/2009	$9.18	$11.07	1,108.3
1/1/2010 to 12/31/2010	$11.07	$12.57	49,085.2
1/1/2011 to 12/31/2011	$12.57	$13.48	37,245.2
1/1/2012 to 12/31/2012	$13.48	$14.65	22,474.9
1/1/2013 to 12/31/2013	$14.65	$17.463384	14,669.116

Eaton Vance Floating-Rate Income
5/20/2005 to 12/31/2005	$10.10	$10.30	25,193.4261
1/1/2006 to 12/31/2006	$10.30	$10.72	68,594.7521
1/1/2007 to 12/31/2007	$10.72	$10.75	495.8
1/1/2008 to 12/31/2008	$10.75	$7.72	5,534.7
1/1/2009 to 12/31/2009	$7.72	$11.00	9,362.7
1/1/2010 to 12/31/2010	$11.00	$11.85	22,793.9
1/1/2011 to 12/31/2011	$11.85	$11.99	22,202.8
1/1/2012 to 12/31/2012	$11.99	$12.70	22,266.4
1/1/2013 to 12/31/2013	$12.70	$13.009508	9,391.671

Eaton Vance Large-Cap Value
5/1/2007 to 12/31/2007	$10.38	$10.52	53,994.5
1/1/2008 to 12/31/2008	$10.52	$6.75	43,661.7
1/1/2009 to 12/31/2009	$6.75	$7.88	112,525.2
1/1/2010 to 12/31/2010	$7.88	$8.97	156,505.3
1/1/2011 to 12/31/2011	$8.97	$8.32	119,156.2
1/1/2012 to 12/31/2012	$8.32	$9.45	70,512.4
1/1/2013 to 12/31/2013	$9.45	$12.008410	60,605.507

Federated Managed Tail Risk Fund II
5/20/2005 to 12/31/2005	$10.59	$10.89	0
1/1/2006 to 12/31/2006	$10.89	$12.47	0
1/1/2007 to 12/31/2007	$12.47	$13.50	67,544.6
1/1/2008 to 12/31/2008	$13.50	$9.40	77,982.5
1/1/2009 to 12/31/2009	$9.40	$10.51	90,401.8
1/1/2010 to 12/31/2010	$10.51	$11.72	2,120.7
1/1/2011 to 12/31/2011	$11.72	$10.94	256.4
1/1/2012 to 12/31/2012	$10.94	$11.88	249.6
1/1/2013 to 12/31/2013	$11.88	$13.633980	238.066

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann
5/20/2005 to 12/31/2005	$10.99	$12.51	0
1/1/2006 to 12/31/2006	$12.51	$14.17	2,016.3656
1/1/2007 to 12/31/2007	$14.17	$16.90	24,859.6
1/1/2008 to 12/31/2008	$16.90	$9.70	17,391.9
1/1/2009 to 12/31/2009	$9.70	$12.37	16,105.0
1/1/2010 to 12/31/2010	$12.37	$14.39	5,351.3
1/1/2011 to 12/31/2011	$14.39	$12.30	5,159.9
1/1/2012 to 12/31/2012	$12.30	$14.22	4,975.1
1/1/2013 to 12/31/2013	$14.22	$19.641924	4,368.096

Templeton Foreign VIP Fund(1)
5/20/2005 to 12/31/2005	$11.03	$12.31	10,661.7811
1/1/2006 to 12/31/2006	$12.31	$14.75	14,080.8818
1/1/2007 to 12/31/2007	$14.75	$16.80	16,608.9
1/1/2008 to 12/31/2008	$16.80	$9.88	17,792.0
1/1/2009 to 12/31/2009	$9.88	$13.36	20,171.3
1/1/2010 to 12/31/2010	$13.36	$14.29	23,387.1
1/1/2011 to 12/31/2011	$14.29	$12.60	23,847.6
1/1/2012 to 12/31/2012	$12.60	$14.70	21,328.4
1/1/2013 to 12/31/2013	$14.70	$17.830080	20,212.010

Templeton Growth VIP Fund(2)
5/20/2005 to 12/31/2005	$10.92	$11.91	19,735.5289
1/1/2006 to 12/31/2006	$11.91	$14.32	2,124.7392
1/1/2007 to 12/31/2007	$14.32	$14.45	3,666.8
1/1/2008 to 12/31/2008	$14.45	$8.22	4,626.3
1/1/2009 to 12/31/2009	$8.22	$10.64	3,084.6
1/1/2010 to 12/31/2010	$10.64	$11.27	5,477.4
1/1/2011 to 12/31/2011	$11.27	$10.35	4,987.6
1/1/2012 to 12/31/2012	$10.35	$12.36	4,841.0
1/1/2013 to 12/31/2013	$12.36	$15.950667	4,668.880

Janus Aspen Forty
5/1/2007 to 12/31/2007	$10.60	$13.42	162,719.0
1/1/2008 to 12/31/2008	$13.42	$7.37	72,101.3
1/1/2009 to 12/31/2009	$7.37	$10.62	109,243.1
1/1/2010 to 12/31/2010	$10.62	$11.16	7,410.1
1/1/2011 to 12/31/2011	$11.16	$10.25	5,683.3
1/1/2012 to 12/31/2012	$10.25	$12.52	5,626.9
1/1/2013 to 12/31/2013	$12.52	$16.167771	4,467.362

Janus Aspen - Enterprise
5/1/2007 to 12/31/2007	$10.58	$11.62	34,204.2
1/1/2008 to 12/31/2008	$11.62	$6.44	24,411.5
1/1/2009 to 12/31/2009	$6.44	$9.17	19,327.6
1/1/2010 to 12/31/2010	$9.17	$11.36	3,919.0
1/1/2011 to 12/31/2011	$11.36	$11.02	2,832.8
1/1/2012 to 12/31/2012	$11.02	$12.72	2,822.4
1/1/2013 to 12/31/2013	$12.72	$16.570635	1,770.732

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Capital Appreciation
5/20/2005 to 12/31/2005	$10.63	$11.19	0
1/1/2006 to 12/31/2006	$11.19	$11.89	0
1/1/2007 to 12/31/2007	$11.89	$13.35	758.1
1/1/2008 to 12/31/2008	$13.35	$7.16	4,225.4
1/1/2009 to 12/31/2009	$7.16	$10.18	4,206.1
1/1/2010 to 12/31/2010	$10.18	$10.96	4,198.3
1/1/2011 to 12/31/2011	$10.96	$10.67	5,179.2
1/1/2012 to 12/31/2012	$10.67	$11.98	5,097.7
1/1/2013 to 12/31/2013	$11.98	$15.294085	5,058.309

Oppenheimer Main Street/VA
5/20/2005 to 12/31/2005	$10.63	$11.30	0
1/1/2006 to 12/31/2006	$11.30	$12.80	2,084.0163
1/1/2007 to 12/31/2007	$12.80	$13.15	2,069.2
1/1/2008 to 12/31/2008	$13.15	$7.96	2,049.9
1/1/2009 to 12/31/2009	$7.96	$10.05	0.0
1/1/2010 to 12/31/2010	$10.05	$11.49	0.0
1/1/2011 to 12/31/2011	$11.49	$11.30	4,957.0
1/1/2012 to 12/31/2012	$11.30	$13.00	4,914.8
1/1/2013 to 12/31/2013	$13.00	$16.861586	4,877.013

Oppenheimer Main Street Small Cap Fund®/VA
5/20/2005 to 12/31/2005	$10.89	$12.35	8,344.1995
1/1/2006 to 12/31/2006	$12.35	$13.97	2,291.2785
1/1/2007 to 12/31/2007	$13.97	$13.59	3,412.5
1/1/2008 to 12/31/2008	$13.59	$8.31	3,101.5
1/1/2009 to 12/31/2009	$8.31	$11.22	2,248.1
1/1/2010 to 12/31/2010	$11.22	$13.63	2,154.6
1/1/2011 to 12/31/2011	$13.63	$13.12	1,002.1
1/1/2012 to 12/31/2012	$13.12	$15.24	1,672.7
1/1/2013 to 12/31/2013	$15.24	$21.137516	1,600.782

Pioneer Emerging Markets VCT
5/1/2006 to 12/31/2006	$11.05	$11.96	0
1/1/2007 to 12/31/2007	$11.96	$16.81	872.2
1/1/2008 to 12/31/2008	$16.81	$6.91	6,051.7
1/1/2009 to 12/31/2009	$6.91	$11.87	25,193.9
1/1/2010 to 12/31/2010	$11.87	$13.54	5,358.5
1/1/2011 to 12/31/2011	$13.54	$10.21	7,511.3
1/1/2012 to 12/31/2012	$10.21	$11.24	6,605.5
1/1/2013 to 12/31/2013	$11.24	$10.847986	6,738.230

Pioneer Fund VCT
5/20/2005 to 12/31/2005	$10.69	$11.37	33,232.741
1/1/2006 to 12/31/2006	$11.37	$13.05	110,924.5449
1/1/2007 to 12/31/2007	$13.05	$13.49	1,895.2
1/1/2008 to 12/31/2008	$13.49	$8.73	936.1
1/1/2009 to 12/31/2009	$8.73	$10.76	1,025.1
1/1/2010 to 12/31/2010	$10.76	$12.29	1,021.7
1/1/2011 to 12/31/2011	$12.29	$11.57	0.0
1/1/2012 to 12/31/2012	$11.57	$12.56	0.0
1/1/2013 to 12/31/2013	$12.56	$16.473087	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer High Yield VCT
5/20/2005 to 12/31/2005	$9.80	$10.31	3,837.8104
1/1/2006 to 12/31/2006	$10.31	$11.01	0
1/1/2007 to 12/31/2007	$11.01	$11.46	2,381.8
1/1/2008 to 12/31/2008	$11.46	$7.27	9,156.8
1/1/2009 to 12/31/2009	$7.27	$11.48	27,050.0
1/1/2010 to 12/31/2010	$11.48	$13.33	12,868.3
1/1/2011 to 12/31/2011	$13.33	$12.88	12,639.6
1/1/2012 to 12/31/2012	$12.88	$14.70	12,119.6
1/1/2013 to 12/31/2013	$14.70	$16.208651	12,004.959

Pioneer Real Estate Shares VCT
5/1/2008 to 12//31/2008	$11.61	$6.30	18,464.6
1/1/2009 to 12/31/2009	$6.30	$8.17	17,132.0
1/1/2010 to 12/31/2010	$8.17	$10.35	342.2
1/1/2011 to 12/31/2011	$10.35	$11.20	0.0
1/1/2012 to 12/31/2012	$11.20	$12.82	236.2
1/1/2013 to 12/31/2013	$12.82	$12.826990	237.865

PIMCO CommodityRealReturn® Strategy
5/20/2005 to 12/31/2005	$10.03	$11.41	16,397.434
1/1/2006 to 12/31/2006	$11.41	$10.89	48,499.7943
1/1/2007 to 12/31/2007	$10.89	$13.23	56,230.5
1/1/2008 to 12/31/2008	$13.23	$7.33	49,029.1
1/1/2009 to 12/31/2009	$7.33	$10.23	35,959.9
1/1/2010 to 12/31/2010	$10.23	$12.55	29,919.2
1/1/2011 to 12/31/2011	$12.55	$11.44	44,282.3
1/1/2012 to 12/31/2012	$11.44	$11.88	42,255.8
1/1/2013 to 12/31/2013	$11.88	$9.987262	45,753.144

PIMCO Low Duration
4/27/2007 to 12/31/2007	$10.03	$10.51	17,288.8
1/1/2008 to 12/31/2008	$10.51	$10.31	18,739.2
1/1/2009 to 12/31/2009	$10.31	$11.52	29,850.6
1/1/2010 to 12/31/2010	$11.52	$11.96	40,905.4
1/1/2011 to 12/31/2011	$11.96	$11.92	31,862.8
1/1/2012 to 12/31/2012	$11.92	$12.43	51,491.9
1/1/2013 to 12/31/2013	$12.43	$12.238057	79,475.389

PIMCO Real Return
5/20/2005 to 12/31/2005	$10.35	$10.30	18,179.7175
1/1/2006 to 12/31/2006	$10.30	$10.22	22,981.8344
1/1/2007 to 12/31/2007	$10.22	$11.15	103,682.1
1/1/2008 to 12/31/2008	$11.15	$10.21	119,644.8
1/1/2009 to 12/31/2009	$10.21	$11.92	86,946.9
1/1/2010 to 12/31/2010	$11.92	$12.70	88,028.2
1/1/2011 to 12/31/2011	$12.70	$13.98	59,901.7
1/1/2012 to 12/31/2012	$13.98	$14.99	57,208.7
1/1/2013 to 12/31/2013	$14.99	$13.409664	52,851.448

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Total Return
5/20/2005 to 12/31/2005	$10.21	$10.20	100,771.0972
1/1/2006 to 12/31/2006	$10.20	$10.44	199,183.6692
1/1/2007 to 12/31/2007	$10.44	$11.19	276,412.3
1/1/2008 to 12/31/2008	$11.19	$11.56	390,786.1
1/1/2009 to 12/31/2009	$11.56	$12.99	334,401.9
1/1/2010 to 12/31/2010	$12.99	$13.85	241,198.0
1/1/2011 to 12/31/2011	$13.85	$14.14	184,313.9
1/1/2012 to 12/31/2012	$14.14	$15.28	199,993.4
1/1/2013 to 12/31/2013	$15.28	$14.761352	178,073.468

TA AllianceBernstein Dynamic Allocation
5/1/2008 to 12/31/2008	$10.49	$6.77	0.0
1/1/2009 to 12/31/2009	$6.77	$8.75	0.0
1/1/2010 to 12/31/2010	$8.75	$9.42	0.0
1/1/2011 to 12/31/2011	$9.42	$9.44	0.0
1/1/2012 to 12/31/2012	$9.44	$9.84	0.0
1/1/2013 to 12/31/2013	$9.84	$10.364288	0.000

TA WMC Diversified Growth
5/1/2008 to 12/31/2008	$10.83	$6.15	0.0
1/1/2009 to 12/31/2009	$6.15	$7.81	0.0
1/1/2010 to 12/31/2010	$7.81	$9.05	179,497.9
1/1/2011 to 12/31/2011	$9.05	$8.57	159.979.2
1/1/2012 to 12/31/2012	$8.57	$9.53	109,873.4
1/1/2013 to 12/31/2013	$9.53	$12.411830	62,715.132

TA Morgan Stanley Mid-Cap Growth
12/30/2011 to 12/31/2011	$10.00	$10.00	45,581.8
1/1/2012 to 12/31/2012	$10.00	$10.72	39,565.1
1/1/2013 to 12/31/2013	$10.72	$14.668819	32,147.127

TA Systematic Small/Mid Cap Value
5/1/2008 to 12/31/2008	$10.41	$6.10	0.0
1/1/2009 to 12/31/2009	$6.10	$8.59	3406.7
1/1/2010 to 12/31/2010	$8.59	$11.02	21,439.0
1/1/2011 to 12/31/2011	$11.02	$10.55	17,753.8
1/1/2012 to 12/31/2012	$10.55	$12.06	13,413.4
1/1/2013 to 12/31/2013	$12.06	$16.176481	46,125.031

Invesco V.I. Comstock Fund
5/20/2005 to 12/31/2005	$10.75	$11.21	54,866.3982
1/1/2006 to 12/31/2006	$11.21	$12.85	17,994.656
1/1/2007 to 12/31/2007	$12.85	$12.41	22,304.1
1/1/2008 to 12/31/2008	$12.41	$7.87	19,954.1
1/1/2009 to 12/31/2009	$7.87	$9.98	17,621.6
1/1/2010 to 12/31/2010	$9.98	$11.41	137,814.9
1/1/2011 to 12/31/2011	$11.41	$11.04	132,827.4
1/1/2012 to 12/31/2012	$11.04	$12.98	85,771.7
1/1/2013 to 12/31/2013	$12.98	$17.393018	83,372.344

Wanger International
4/27/2007 to 12/31/2007	$10.74	$11.26	12,416.6
1/1/2008 to 12/31/2008	$11.26	$6.04	12,972.8
1/1/2009 to 12/31/2009	$6.04	$8.92	12,529.2
1/1/2010 to 12/31/2010	$8.92	$10.98	52,323.0
1/1/2011 to 12/31/2011	$10.98	$9.24	45,159.9
1/1/2012 to 12/31/2012	$9.24	$11.07	35,633.7
1/1/2013 to 12/31/2013	$11.07	$13.349977	43,723.901

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Wanger USA
5/20/2005 to 12/31/2005	$11.15	$12.51	18,157.089
1/1/2006 to 12/31/2006	$12.51	$13.30	52,845.9781
1/1/2007 to 12/31/2007	$13.30	$13.82	3,256.9
1/1/2008 to 12/31/2008	$13.82	$8.21	19,738.0
1/1/2009 to 12/31/2009	$8.21	$11.51	13,959.4
1/1/2010 to 12/31/2010	$11.51	$14.00	15,352.8
1/1/2011 to 12/31/2011	$14.00	$13.32	12,910.0
1/1/2012 to 12/31/2012	$13.32	$15.75	9,872.2
1/1/2013 to 12/31/2013	$15.75	$20.768850	12,956.391

Class C

(if you purchased your policy prior to June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
5/20/2005 to 12/31/2005	$10.78	$11.51	0
1/1/2006 to 12/31/2006	$11.51	$12.82	0
1/1/2007 to 12/31/2007	$12.82	$12.81	0.0
1/1/2008 to 12/31/2008	$12.81	$6.08	0.0
1/1/2009 to 12/31/2009	$6.08	$8.85	0.0
1/1/2010 to 12/31/2010	$8.85	$9.36	0.0
1/1/2011 to 12/31/2011	$9.36	$8.93	0.0
1/1/2012 to 12/31/2012	$8.93	$10.34	0.0
1/1/2013 to 12/31/2013	$10.34	$13.612518	0.000

Invesco V.I. Mid Cap Core Equity
5/20/2005 to 12/31/2005	$10.67	$11.41	0
1/1/2006 to 12/31/2006	$11.41	$12.49	0
1/1/2007 to 12/31/2007	$12.49	$13.47	412.4
1/1/2008 to 12/31/2008	$13.47	$9.47	485.8
1/1/2009 to 12/31/2009	$9.47	$12.14	2,613.4
1/1/2010 to 12/31/2010	$12.14	$13.63	1,677.3
1/1/2011 to 12/31/2011	$13.63	$12.56	1,772.2
1/1/2012 to 12/31/2012	$12.56	$13.72	1,688.8
1/1/2013 to 12/31/2013	$13.72	$17.391738	1,457.051

AllianceBernstein VPS International Value
5/1/2007 to 12/31/2007	$10.55	$10.44	367.7
1/1/2008 to 12/31/2008	$10.44	$4.81	1,130.2
1/1/2009 to 12/31/2009	$4.81	$6.37	1,088.8
1/1/2010 to 12/31/2010	$6.37	$6.56	1,214.5
1/1/2011 to 12/31/2011	$6.56	$5.22	1,354.1
1/1/2012 to 12/31/2012	$5.22	$5.88	1,402.6
1/1/2013 to 12/31/2013	$5.88	$7.115615	1,272.188

AllianceBernstein VPS Small/Mid Cap Value
5/20/2005 to 12/31/2005	$10.77	$11.70	2,993.7633
1/1/2006 to 12/31/2006	$11.70	$13.17	3,587.0069
1/1/2007 to 12/31/2007	$13.17	$13.18	1,854.8
1/1/2008 to 12/31/2008	$13.18	$8.36	1,275.5
1/1/2009 to 12/31/2009	$8.36	$11.75	0.0
1/1/2010 to 12/31/2010	$11.75	$14.68	811.1
1/1/2011 to 12/31/2011	$14.68	$13.23	0.0
1/1/2012 to 12/31/2012	$13.23	$15.46	0.0
1/1/2013 to 12/31/2013	$15.46	$21.011461	0.000

AllianceBernstein VPS Value
5/20/2005 to 12/31/2005	$10.77	$11.35	0
1/1/2006 to 12/31/2006	$11.35	$13.56	0
1/1/2007 to 12/31/2007	$13.56	$12.81	919.6
1/1/2008 to 12/31/2008	$12.81	$7.46	885.7
1/1/2009 to 12/31/2009	$7.46	$8.89	0.0
1/1/2010 to 12/31/2010	$8.89	$9.79	0.0
1/1/2011 to 12/31/2011	$9.79	$9.30	0.0
1/1/2012 to 12/31/2012	$9.30	$10.59	0.0
1/1/2013 to 12/31/2013	$10.59	$14.258014	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Century VP Ultra
5/20/2005 to 12/31/2005	$10.48	$11.02	0
1/1/2006 to 12/31/2006	$11.02	$10.49	0
1/1/2007 to 12/31/2007	$10.49	$12.50	0.0
1/1/2008 to 12/31/2008	$12.50	$7.20	0.0
1/1/2009 to 12/31/2009	$7.20	$9.52	0.0
1/1/2010 to 12/31/2010	$9.52	$10.88	0.0
1/1/2011 to 12/31/2011	$10.88	$10.83	0.0
1/1/2012 to 12/31/2012	$10.83	$12.14	0.0
1/1/2013 to 12/31/2013	$12.14	$16.371668	0.000

AFIS Asset Allocation Fund
5/20/2005 to 12/31/2005	$10.36	$11.24	0
1/1/2006 to 12/31/2006	$11.24	$12.67	4,376.2567
1/1/2007 to 12/31/2007	$12.67	$13.26	4,451.0
1/1/2008 to 12/31/2008	$13.26	$9.18	7,346.8
1/1/2009 to 12/31/2009	$9.18	$11.19	7,438.9
1/1/2010 to 12/31/2010	$11.19	$12.37	4,659.8
1/1/2011 to 12/31/2011	$12.37	$12.32	4,306.4
1/1/2012 to 12/31/2012	$12.32	$14.06	3,702.2
1/1/2013 to 12/31/2013	$14.06	$17.093088	3,210.431

AFIS Bond Fund
5/20/2005 to 12/31/2005	$9.94	$10.14	6,445.4548
1/1/2006 to 12/31/2006	$10.14	$10.66	16,967.2009
1/1/2007 to 12/31/2007	$10.66	$10.83	15,813.9
1/1/2008 to 12/31/2008	$10.83	$9.64	11,822.4
1/1/2009 to 12/31/2009	$9.64	$10.67	9,486.0
1/1/2010 to 12/31/2010	$10.67	$11.16	3,066.7
1/1/2011 to 12/31/2011	$11.16	$11.64	0.0
1/1/2012 to 12/31/2012	$11.64	$12.05	0.0
1/1/2013 to 12/31/2013	$12.05	$11.588583	0.000

AFIS Growth Fund
5/20/2005 to 12/31/2005	$10.91	$12.58	4,239.3245
1/1/2006 to 12/31/2006	$12.58	$13.62	10,413.263
1/1/2007 to 12/31/2007	$13.62	$15.04	8,288.8
1/1/2008 to 12/31/2008	$15.04	$8.28	15,327.6
1/1/2009 to 12/31/2009	$8.28	$11.34	4,686.6
1/1/2010 to 12/31/2010	$11.34	$13.23	3,975.7
1/1/2011 to 12/31/2011	$13.23	$12.44	1,474.3
1/1/2012 to 12/31/2012	$12.44	$14.42	1,442.4
1/1/2013 to 12/31/2013	$14.42	$18.430401	1,517.736

AFIS Growth-Income Fund
5/20/2005 to 12/31/2005	$10.54	$11.20	0
1/1/2006 to 12/31/2006	$11.20	$12.68	0
1/1/2007 to 12/31/2007	$12.68	$13.09	4,955.7
1/1/2008 to 12/31/2008	$13.09	$7.99	965.0
1/1/2009 to 12/31/2009	$7.99	$10.31	0.0
1/1/2010 to 12/31/2010	$10.31	$11.29	0.0
1/1/2011 to 12/31/2011	$11.29	$10.89	0.0
1/1/2012 to 12/31/2012	$10.89	$12.58	0.0
1/1/2013 to 12/31/2013	$12.58	$16.497907	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS International Fund
5/20/2005 to 12/31/2005	$10.96	$13.39	1,825.0977
1/1/2006 to 12/31/2006	$13.39	$15.66	6,522.999
1/1/2007 to 12/31/2007	$15.66	$18.47	11,717.6
1/1/2008 to 12/31/2008	$18.47	$10.50	15,634.8
1/1/2009 to 12/31/2009	$10.50	$14.77	17,605.3
1/1/2010 to 12/31/2010	$14.77	$15.56	15,567.3
1/1/2011 to 12/31/2011	$15.56	$13.16	2,958.8
1/1/2012 to 12/31/2012	$13.16	$15.25	2,567.4
1/1/2013 to 12/31/2013	$15.25	$18.222981	2,662.101

BlackRock Basic Value V.I.
5/20/2005 to 12/31/2005	$10.41	$11.00	0
1/1/2006 to 12/31/2006	$11.00	$13.19	0
1/1/2007 to 12/31/2007	$13.19	$13.22	4,525.3
1/1/2008 to 12/31/2008	$13.22	$8.23	4,967.2
1/1/2009 to 12/31/2009	$8.23	$10.62	9,405.4
1/1/2010 to 12/31/2010	$10.62	$11.79	458.2
1/1/2011 to 12/31/2011	$11.79	$11.32	5,339.7
1/1/2012 to 12/31/2012	$11.32	$12.70	4,882.0
1/1/2013 to 12/31/2013	$12.70	$17.258618	4,870.954

BlackRock Total Return V.I.
5/20/2005 to 12/31/2005	$10.11	$10.12	0
1/1/2006 to 12/31/2006	$10.12	10.39	0
1/1/2007 to 12/31/2007	$10.39	$10.60	293.3
1/1/2008 to 12/31/2008	$10.60	$9.17	2,381.8
1/1/2009 to 12/31/2009	$9.17	$10.63	2,564.1
1/1/2010 to 12/31/2010	$10.63	$11.47	6,132.0
1/1/2011 to 12/31/2011	$11.47	$11.99	8,563.9
1/1/2012 to 12/31/2012	$11.99	$12.77	7,904.9
1/1/2013 to 12/31/2013	$12.77	$12.423739	2,036.339

BlackRock Money Market V.I.
5/20/2005 to 12/31/2005	$10.01	$10.10	0
1/1/2006 to 12/31/2006	$10.10	$10.39	6,995.4939
1/1/2007 to 12/31/2007	$10.39	$10.73	7,914.3
1/1/2008 to 12/31/2008	$10.73	$10.82	7,693.9
1/1/2009 to 12/31/2009	$10.82	$10.67	7,977.6
1/1/2010 to 12/31/2010	$10.67	$10.50	10,747.9
1/1/2011 to 12/31/2011	$10.50	$10.33	4,614.3
1/1/2012 to 12/31/2012	$10.33	$10.17	4,968.9
1/1/2013 to 12/31/2013	$10.17	$10.009237	5,442.330

BlackRock Capital Appreciation V.I.
5/20/2005 to 12/31/2005	$10.60	$11.43	0
1/1/2006 to 12/31/2006	$11.43	$11.76	0
1/1/2007 to 12/31/2007	$11.76	$13.78	7,376.4
1/1/2008 to 12/31/2008	$13.78	$8.30	10,826.8
1/1/2009 to 12/31/2009	$8.30	$11.10	10,704.0
1/1/2010 to 12/31/2010	$11.10	$13.06	12,613.5
1/1/2011 to 12/31/2011	$13.06	$11.72	9,512.4
1/1/2012 to 12/31/2012	$11.72	$13.13	8,706.9
1/1/2013 to 12/31/2013	$13.13	$17.287224	7,542.810

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation V.I.
5/20/2005 to 12/31/2005	$10.72	$11.86	0
1/1/2006 to 12/31/2006	$11.86	$13.60	18,038.9956
1/1/2007 to 12/31/2007	$13.60	$15.66	20,161.2
1/1/2008 to 12/31/2008	$15.66	$12.42	24,609.4
1/1/2009 to 12/31/2009	$12.42	$14.81	67,811.0
1/1/2010 to 12/31/2010	$14.81	$16.04	70,785.7
1/1/2011 to 12/31/2011	$16.04	$15.24	72,635.6
1/1/2012 to 12/31/2012	$15.24	$16.54	72,201.5
1/1/2013 to 12/31/2013	$16.54	$18.677105	62,281.083

BlackRock U.S. Government Bond V.I.
5/20/2005 to 12/31/2005	$10.17	$10.21	0
1/1/2006 to 12/31/2006	$10.21	$10.44	0
1/1/2007 to 12/31/2007	$10.44	$10.69	0.0
1/1/2008 to 12/31/2008	$10.69	$11.34	0.0
1/1/2009 to 12/31/2009	$11.34	$10.96	5,562.9
1/1/2010 to 12/31/2010	$10.96	$11.74	8,292.7
1/1/2011 to 12/31/2011	$11.74	$12.28	0.0
1/1/2012 to 12/31/2012	$12.28	$12.38	0.0
1/1/2013 to 12/31/2013	$12.38	$11.785884	0.000

BlackRock High Yield V.I.
5/20/2005 to 12/31/2005	$9.93	$10.39	0
1/1/2006 to 12/31/2006	$10.39	$11.20	0
1/1/2007 to 12/31/2007	$11.20	$11.29	110.7
1/1/2008 to 12/31/2008	$11.29	$7.87	144.3
1/1/2009 to 12/31/2009	$7.87	$12.12	6,114.9
1/1/2010 to 12/31/2010	$12.12	$13.77	7,480.7
1/1/2011 to 12/31/2011	$13.77	$14.00	6,778.2
1/1/2012 to 12/31/2012	$14.00	$15.94	6,550.3
1/1/2013 to 12/31/2013	$15.94	$17.147869	14,711.734

BlackRock S&P 500 Index V.I.
5/20/2005 to 12/31/2005	$10.67	$11.18	0
1/1/2006 to 12/31/2006	$11.18	$12.71	0
1/1/2007 to 12/31/2007	$12.71	$13.18	0.0
1/1/2008 to 12/31/2008	$13.18	$8.14	4,698.6
1/1/2009 to 12/31/2009	$8.14	$10.11	5,734.7
1/1/2010 to 12/31/2010	$10.11	$11.42	5,719.3
1/1/2011 to 12/31/2011	$11.42	$11.43	5,705.1
1/1/2012 to 12/31/2012	$11.43	$13.00	5,691.4
1/1/2013 to 12/31/2013	$13.00	$16.874645	15,513.538

BlackRock International V.I.
5/20/2005 to 12/31/2005	$11.16	$12.69	2,263.346
1/1/2006 to 12/31/2006	$12.69	$15.98	2,138.1477
1/1/2007 to 12/31/2007	$15.98	$17.35	62.2
1/1/2008 to 12/31/2008	$17.35	$9.82	129.3
1/1/2009 to 12/31/2009	$9.82	$12.56	156.7
1/1/2010 to 12/31/2010	$12.56	$13.17	207.1
1/1/2011 to 12/31/2011	$13.17	$11.19	218.7
1/1/2012 to 12/31/2012	$11.19	$12.67	0.0
1/1/2013 to 12/31/2013	$12.67	$15.303561	1,327.620

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Core V.I.
5/20/2005 to 12/31/2005	$11.22	$12.52	0
1/1/2006 to 12/31/2006	$12.52	$14.13	4,497.5493
1/1/2007 to 12/31/2007	$14.13	$15.07	6,325.1
1/1/2008 to 12/31/2008	$15.07	$9.08	3,354.6
1/1/2009 to 12/31/2009	$9.08	$10.95	3,549.2
1/1/2010 to 12/31/2010	$10.95	$11.76	3,756.2
1/1/2011 to 12/31/2011	$11.76	$11.86	3,544.8
1/1/2012 to 12/31/2012	$11.86	$13.15	2,837.6
1/1/2013 to 12/31/2013	$13.15	$17.291702	1,104.444

BlackRock Large Cap Growth V.I.
5/20/2005 to 12/31/2005	$11.08	$12.19	3,243.3993
1/1/2006 to 12/31/2006	$12.19	$12.86	3,910.3127
1/1/2007 to 12/31/2007	$12.86	$13.72	0.0
1/1/2008 to 12/31/2008	$13.72	$8.01	0.0
1/1/2009 to 12/31/2009	$8.01	$9.99	10,444.3
1/1/2010 to 12/31/2010	$9.99	$11.36	1,002.5
1/1/2011 to 12/31/2011	$11.36	$11.46	0.0
1/1/2012 to 12/31/2012	$11.46	$12.99	0.0
1/1/2013 to 12/31/2013	$12.99	$17.118994	0.000

BlackRock Large Cap Value V.I.
5/20/2005 to 12/31/2005	$11.30	$12.86	4,988.7107
1/1/2006 to 12/31/2006	$12.86	$14.68	2,878.6034
1/1/2007 to 12/31/2007	$14.68	$15.30	0.0
1/1/2008 to 12/31/2008	$15.30	$9.44	0.0
1/1/2009 to 12/31/2009	$9.44	$10.63	0.0
1/1/2010 to 12/31/2010	$10.63	$11.36	981.8
1/1/2011 to 12/31/2011	$11.36	$11.10	0.0
1/1/2012 to 12/31/2012	$11.10	$12.40	0.0
1/1/2013 to 12/31/2013	$12.40	$16.308909	0.000

BlackRock Value Opportunities V.I.
5/20/2005 to 12/31/2005	$10.43	$12.01	0
1/1/2006 to 12/31/2006	$12.01	$13.34	0
1/1/2007 to 12/31/2007	$13.34	$13.01	423.2
1/1/2008 to 12/31/2008	$13.01	$7.68	609.8
1/1/2009 to 12/31/2009	$7.68	$9.69	566.8
1/1/2010 to 12/31/2010	$9.69	$12.28	0.0
1/1/2011 to 12/31/2011	$12.28	$11.79	0.0
1/1/2012 to 12/31/2012	$11.79	$13.18	0.0
1/1/2013 to 12/31/2013	$13.18	$18.467179	0.000

BlackRock Global Opportunities V.I.
5/1/2008 to 12/31/2008	$10.10	$5.77	0.0
1/1/2009 to 12/31/2009	$5.77	$7.69	0.0
1/1/2010 to 12/31/2010	$7.69	$8.40	0.0
1/1/2011 to 12/31/2011	$8.40	$7.23	0.0
1/1/2012 to 12/31/2012	$7.23	$8.13	0.0
1/1/2013 to 12/31/2013	$8.13	$10.360488	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Davis Value
5/20/2005 to 12/31/2005	$10.67	$11.64	3,823.4864
1/1/2006 to 12/31/2006	$11.64	$13.18	10,385.9974
1/1/2007 to 12/31/2007	$13.18	$13.57	3,469.1
1/1/2008 to 12/31/2008	$13.57	$7.97	2,309.5
1/1/2009 to 12/31/2009	$7.97	$10.29	11,548.6
1/1/2010 to 12/31/2010	$10.29	$11.42	3,164.1
1/1/2011 to 12/31/2011	$11.42	$10.77	9,031.8
1/1/2012 to 12/31/2012	$10.77	$11.98	8,875.4
1/1/2013 to 12/31/2013	$11.98	$15.733087	2,750.219

Dreyfus VIF Appreciation
5/20/2005 to 12/31/2005	$10.75	$10.93	4,289.7013
1/1/2006 to 12/31/2006	$10.93	$12.52	3,603.7371
1/1/2007 to 12/31/2007	$12.52	$13.18	7,532.7
1/1/2008 to 12/31/2008	$13.18	$9.12	10,029.7
1/1/2009 to 12/31/2009	$9.12	$10.98	1,615.3
1/1/2010 to 12/31/2010	$10.98	$12.45	6,194.4
1/1/2011 to 12/31/2011	$12.45	$13.34	2,159.5
1/1/2012 to 12/31/2012	$13.34	$14.47	1,830.9
1/1/2013 to 12/31/2013	$14.47	$17.223498	1,644.795

Eaton Vance Floating-Rate Income
5/20/2005 to 12/31/2005	$10.09	$10.28	8,494.6428
1/1/2006 to 12/31/2006	$10.28	$10.69	11,712.2309
1/1/2007 to 12/31/2007	$10.69	$10.70	0.0
1/1/2008 to 12/31/2008	$10.70	$7.67	0.0
1/1/2009 to 12/31/2009	$7.67	$10.92	5,875.1
1/1/2010 to 12/31/2010	$10.92	$11.74	5,875.1
1/1/2011 to 12/31/2011	$11.74	$11.86	12,053.6
1/1/2012 to 12/31/2012	$11.86	$12.54	12,040.0
1/1/2013 to 12/31/2013	$12.54	$12.830787	32,178.449

Eaton Vance Large-Cap Value
5/1/2007 to 12/31/2007	$10.38	$10.51	5,499.5
1/1/2008 to 12/31/2008	$10.51	$6.73	5,741.2
1/1/2009 to 12/31/2009	$6.73	$7.84	11,872.2
1/1/2010 to 12/31/2010	$7.84	$8.92	15,655.9
1/1/2011 to 12/31/2011	$8.92	$8.27	2,858.7
1/1/2012 to 12/31/2012	$8.27	$9.37	1,974.7
1/1/2013 to 12/31/2013	$9.37	$11.887941	1,643.966

Federated Managed Tail Risk Fund II
5/20/2005 to 12/31/2005	$10.58	$10.87	0
1/1/2006 to 12/31/2006	$10.87	$12.43	0
1/1/2007 to 12/31/2007	$12.43	$13.44	7,814.2
1/1/2008 to 12/31/2008	$13.44	$9.34	11,956.5
1/1/2009 to 12/31/2009	$9.34	$10.43	13,199.0
1/1/2010 to 12/31/2010	$10.43	$11.61	2,092.0
1/1/2011 to 12/31/2011	$11.61	$10.82	0.0
1/1/2012 to 12/31/2012	$10.82	$11.73	0.0
1/1/2013 to 12/31/2013	$11.73	$13.446687	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann
5/20/2005 to 12/31/2005	$10.98	$12.49	0
1/1/2006 to 12/31/2006	$12.49	$14.12	0
1/1/2007 to 12/31/2007	$14.12	$16.82	1645.8
1/1/2008 to 12/31/2008	$16.82	$9.63	1106.4
1/1/2009 to 12/31/2009	$9.63	$12.28	950.7
1/1/2010 to 12/31/2010	$12.28	$14.26	0.0
1/1/2011 to 12/31/2011	$14.26	$12.17	0.0
1/1/2012 to 12/31/2012	$12.17	$14.05	0.0
1/1/2013 to 12/31/2013	$14.05	$19.372154	0.000

Templeton Foreign VIP Fund(1)
5/20/2005 to 12/31/2005	$11.02	$12.28	2,312.672
1/1/2006 to 12/31/2006	$12.28	$14.70	7,398.2929
1/1/2007 to 12/31/2007	$14.70	$16.72	6,162.4
1/1/2008 to 12/31/2008	$16.72	$9.82	4,047.8
1/1/2009 to 12/31/2009	$9.82	$13.25	3,861.8
1/1/2010 to 12/31/2010	$13.25	$14.16	1,763.2
1/1/2011 to 12/31/2011	$14.16	$12.46	4,317.0
1/1/2012 to 12/31/2012	$12.46	$14.52	4,336.2
1/1/2013 to 12/31/2013	$14.52	$17.585125	3,200.473

Templeton Growth VIP Fund(2)
5/20/2005 to 12/31/2005	$10.91	$11.89	1,028.0394
1/1/2006 to 12/31/2006	$11.89	$14.27	0
1/1/2007 to 12/31/2007	$14.27	$14.38	831.9
1/1/2008 to 12/31/2008	$14.38	$8.17	924.8
1/1/2009 to 12/31/2009	$8.17	$10.55	834.9
1/1/2010 to 12/31/2010	$10.55	$11.17	881.4
1/1/2011 to 12/31/2011	$11.17	$10.24	904.1
1/1/2012 to 12/31/2012	$10.24	$12.21	889.7
1/1/2013 to 12/31/2013	$12.21	$15.731634	0.000

Janus Aspen Forty
5/1/2007 to 12/31/2007	$10.60	$13.40	14,431.5
1/1/2008 to 12/31/2008	$13.40	$7.35	8,306.0
1/1/2009 to 12/31/2009	$7.35	$10.58	12,227.5
1/1/2010 to 12/31/2010	$10.58	$11.10	1,189.9
1/1/2011 to 12/31/2011	$11.10	$10.17	1,309.9
1/1/2012 to 12/31/2012	$10.17	$12.41	1,139.7
1/1/2013 to 12/31/2013	$12.41	$16.003473	1,001.473

Janus Aspen-Enterprise
5/1/2007 to 12/31/2007	$10.58	$11.60	2,385.5
1/1/2008 to 12/31/2008	$11.60	$6.42	1,682.7
1/1/2009 to 12/31/2009	$6.42	$9.13	1,278.2
1/1/2010 to 12/31/2010	$9.13	$11.29	0.0
1/1/2011 to 12/31/2011	$11.29	$10.94	1,153.9
1/1/2012 to 12/31/2012	$10.94	$12.61	1,151.2
1/1/2013 to 12/31/2013	$12.61	$16.402194	1,148.542

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Capital Appreciation
5/20/2005 to 12/31/2005	$10.62	$11.17	3,955.4024
1/1/2006 to 12/31/2006	$11.17	$11.85	4,001.0731
1/1/2007 to 12/31/2007	$11.85	$13.29	0.0
1/1/2008 to 12/31/2008	$13.29	$7.11	0.0
1/1/2009 to 12/31/2009	$7.11	$10.10	0.0
1/1/2010 to 12/31/2010	$10.10	$10.86	0.0
1/1/2011 to 12/31/2011	$10.86	$10.55	0.0
1/1/2012 to 12/31/2012	$10.55	$11.83	0.0
1/1/2013 to 12/31/2013	$11.83	$15.084067	0.000

Oppenheimer Main Street/VA
5/20/2005 to 12/31/2005	$10.62	$11.28	0
1/1/2006 to 12/31/2006	$11.28	$12.76	0
1/1/2007 to 12/31/2007	$12.76	$13.09	0.0
1/1/2008 to 12/31/2008	$13.09	$7.91	0.0
1/1/2009 to 12/31/2009	$7.91	$9.98	0.0
1/1/2010 to 12/31/2010	$9.98	$11.38	0.0
1/1/2011 to 12/31/2011	$11.38	$11.18	0.0
1/1/2012 to 12/31/2012	$11.18	$12.84	0.0
1/1/2013 to 12/31/2013	$12.84	$16.630116	0.000

Oppenheimer Main Street Small Cap Fund®/VA
5/20/2005 to 12/31/2005	$10.88	$12.32	164.2837
1/1/2006 to 12/31/2006	$12.32	$13.92	0.0
1/1/2007 to 12/31/2007	$13.92	$13.52	0.0
1/1/2008 to 12/31/2008	$13.52	$8.26	0.0
1/1/2009 to 12/31/2009	$8.26	$11.13	0.0
1/1/2010 to 12/31/2010	$11.13	$13.50	0.0
1/1/2011 to 12/31/2011	$13.50	$12.98	0.0
1/1/2012 to 12/31/2012	$12.98	$15.05	0.0
1/1/2013 to 12/31/2013	$15.05	$20.847378	664.109

Pioneer Emerging Markets VCT
5/1/2006 to 12/31/2006	$11.04	$11.94	0
1/1/2007 to 12/31/2007	$11.94	$16.76	203.1
1/1/2008 to 12/31/2008	$16.76	$6.88	397.7
1/1/2009 to 12/31/2009	$6.88	$11.80	2,358.1
1/1/2010 to 12/31/2010	$11.80	$13.44	0.0
1/1/2011 to 12/31/2011	$13.44	$10.12	1,640.7
1/1/2012 to 12/31/2012	$10.12	$11.13	1,636.8
1/1/2013 to 12/31/2013	$11.13	$10.721580	1,633.035

Pioneer Fund VCT
5/20/2005 to 12/31/2005	$10.68	$11.35	3,146.4
1/1/2006 to 12/31/2006	$11.35	$13.00	6,300.994
1/1/2007 to 12/31/2007	$13.00	$13.42	0.0
1/1/2008 to 12/31/2008	$13.42	$8.68	0.0
1/1/2009 to 12/31/2009	$8.68	$10.68	0.0
1/1/2010 to 12/31/2010	$10.68	$12.18	0.0
1/1/2011 to 12/31/2011	$12.18	$11.45	0.0
1/1/2012 to 12/31/2012	$11.45	$12.40	0.0
1/1/2013 to 12/31/2013	$12.40	$16.246884	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer High Yield VCT
5/20/2005 to 12/31/2005	$9.79	$10.29	0
1/1/2006 to 12/31/2006	$10.29	$10.97	0
1/1/2007 to 12/31/2007	$10.97	$11.41	588.8
1/1/2008 to 12/31/2008	$11.41	$7.22	755.8
1/1/2009 to 12/31/2009	$7.22	$11.39	2,541.5
1/1/2010 to 12/31/2010	$11.39	$13.20	0.0
1/1/2011 to 12/31/2011	$13.20	$12.74	0.0
1/1/2012 to 12/31/2012	$12.74	$14.52	0.0
1/1/2013 to 12/31/2013	$14.52	$17.585125	3,200.473

Pioneer Real Estate Shares VCT
5/1/2008 to 12/31/2008	$11.60	$6.29	1,671.3
1/1/2009 to 12/31/2009	$6.29	$8.15	1,432.2
1/1/2010 to 12/31/2010	$8.15	$10.31	0.0
1/1/2011 to 12/31/2011	$10.31	$11.14	3,172.9
1/1/2012 to 12/31/2012	$11.14	$12.73	3,165.3
1/1/2013 to 12/31/2013	$12.73	$12.715688	3,652.561

PIMCO CommodityRealReturn® Strategy
5/20/2005 to 12/31/2005	$10.03	$11.39	6,334.1065
1/1/2006 to 12/31/2006	$11.39	$10.86	8,448.0536
1/1/2007 to 12/31/2007	$10.86	$13.17	4,098.8
1/1/2008 to 12/31/2008	$13.17	$7.28	2,888.8
1/1/2009 to 12/31/2009	$7.28	$10.14	1,684.0
1/1/2010 to 12/31/2010	$10.14	$12.43	1,223.6
1/1/2011 to 12/31/2011	$12.43	$11.31	3,488.6
1/1/2012 to 12/31/2012	$11.31	$11.73	3,519.5
1/1/2013 to 12/31/2013	$11.73	$9.850064	3,047.988

PIMCO Low Duration
4/27/2007 to 12/31/2007	$10.03	$10.49	0
1/1/2008 to 12/31/2008	$10.49	$10.28	0
1/1/2009 to 12/31/2009	$10.28	$11.47	10,876.8
1/1/2010 to 12/31/2010	$11.47	$11.89	18,271.0
1/1/2011 to 12/31/2011	$11.89	$11.83	13,159.1
1/1/2012 to 12/31/2012	$11.83	$12.33	14,016.4
1/1/2013 to 12/31/2013	$12.33	$12.113749	17,576.966

PIMCO Real Return
5/20/2005 to 12/31/2005	$10.34	$10.28	5,354.4765
1/1/2006 to 12/31/2006	$10.28	$10.19	5,767.529
1/1/2007 to 12/31/2007	$10.19	$11.09	12,394.4
1/1/2008 to 12/31/2008	$11.09	$10.15	13,674.8
1/1/2009 to 12/31/2009	$10.15	$11.82	19,172.4
1/1/2010 to 12/31/2010	$11.82	$12.58	22,884.9
1/1/2011 to 12/31/2011	$12.58	$13.83	20,049.4
1/1/2012 to 12/31/2012	$13.83	$14.80	20,852.4
1/1/2013 to 12/31/2013	$14.80	$13.225496	3,732.038

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Total Return
5/20/2005 to 12/31/2005	$10.20	$10.18	16,795.1318
1/1/2006 to 12/31/2006	$10.18	$10.40	23,959.6097
1/1/2007 to 12/31/2007	$10.40	$11.13	34,332.0
1/1/2008 to 12/31/2008	$11.13	$11.48	52,037.5
1/1/2009 to 12/31/2009	$11.48	$12.89	58,042.4
1/1/2010 to 12/31/2010	$12.89	$13.72	49,137.4
1/1/2011 to 12/31/2011	$13.72	$13.99	32,923.5
1/1/2012 to 12/31/2012	$13.99	$15.09	34,159.0
1/1/2013 to 12/31/2013	$15.09	$14.558621	10,568.143

TA AllianceBernstein Dynamic Allocation
5/1/2008 to 12/31/2008	$10.49	$6.76	0.0
1/1/2009 to 12/31/2009	$6.76	$8.73	0.0
1/1/2010 to 12/31/2010	$8.73	$9.38	0.0
1/1/2011 to 12/31/2011	$9.38	$9.38	0.0
1/1/2012 to 12/31/2012	$9.38	$9.77	0.0
1/1/2013 to 12/31/2013	$9.77	$10.274442	0.000

TA WMC Diversified Growth
5/1/2008 to 12/31/2008	$10.83	$6.14	0.0
1/1/2009 to 12/31/2009	$6.14	$7.79	0.0
1/1/2010 to 12/31/2010	$7.79	$9.01	18,326.1
1/1/2011 to 12/31/2011	$9.01	$8.52	3,766.7
1/1/2012 to 12/31/2012	$8.52	$9.46	3,271.5
1/1/2013 to 12/31/2013	$9.46	$12.304188	1,875.281

TA Morgan Stanley Mid-Cap Growth
12/30/2011 to 12/31/2011	$10.00	$10.00	2,091.0
1/1/2012 to 12/31/2012	$10.00	$10.70	2,202.0
1/1/2013 to 12/31/2013	$10.70	$14.624907	2,148.384

TA Systematic Small/Mid Cap Value
5/1/2008 to 12/31/2008	$10.41	$6.09	0.0
1/1/2009 to 12/31/2009	$6.09	$8.57	4,125.3
1/1/2010 to 12/31/2010	$8.57	$10.97	5,808.6
1/1/2011 to 12/31/2011	$10.97	$10.49	6,391.9
1/1/2012 to 12/31/2012	$10.49	$11.98	5,610.7
1/1/2013 to 12/31/2013	$11.98	$16.036206	5,981.361

Invesco V.I. Comstock Fund
5/20/2005 to 12/31/2005	$10.74	$11.19	3,213.0255
1/1/2006 to 12/31/2006	$11.19	$12.81	678.991
1/1/2007 to 12/31/2007	$12.81	$12.35	0.0
1/1/2008 to 12/31/2008	$12.35	$7.82	0.0
1/1/2009 to 12/31/2009	$7.82	$9.91	0.0
1/1/2010 to 12/31/2010	$9.91	$11.31	11,484.3
1/1/2011 to 12/31/2011	$11.31	$10.93	2,605.6
1/1/2012 to 12/31/2012	$10.93	$12.82	1,911.3
1/1/2013 to 12/31/2013	$12.82	$17.154082	8,869.631

Wanger International
4/27/2007 to 12/31/2007	$10.74	$11.25	1,177.7
1/1/2008 to 12/31/2008	$11.25	$6.02	232.3
1/1/2009 to 12/31/2009	$6.02	$8.88	256.2
1/1/2010 to 12/31/2010	$8.88	$10.91	5,603.8
1/1/2011 to 12/31/2011	$10.91	$9.17	1,258.6
1/1/2012 to 12/31/2012	$9.17	$10.97	960.9
1/1/2013 to 12/31/2013	$10.97	$13.214305	1,320.624

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Wanger USA
5/20/2005 to 12/31/2005	$11.14	$12.49	324.1825
1/1/2006 to 12/31/2006	$12.49	$13.26	4,010.027
1/1/2007 to 12/31/2007	$13.26	$13.75	2,151.1
1/1/2008 to 12/31/2008	$13.75	$8.16	2,662.4
1/1/2009 to 12/31/2009	$8.16	$11.42	2,258.0
1/1/2010 to 12/31/2010	$11.42	$13.87	2,093.5
1/1/2011 to 12/31/2011	$13.87	$13.18	1,231.2
1/1/2012 to 12/31/2012	$13.18	$15.56	1,171.3
1/1/2013 to 12/31/2013	$15.56	$20.483571	309.386

Class XC

(if you purchased your policy prior to June 23, 2008)

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Invesco V.I. Value Opportunities Fund
5/20/2005 to 12/31/2005	$10.78	$11.50	0
1/1/2006 to 12/31/2006	$11.50	$12.80	0
1/1/2007 to 12/31/2007	$12.80	$12.79	9,029.1
1/1/2008 to 12/31/2008	$12.79	$6.07	8,953.1
1/1/2009 to 12/31/2009	$6.07	$8.83	8,866.9
1/1/2010 to 12/31/2010	$8.83	$9.33	8,788.2
1/1/2011 to 12/31/2011	$9.33	$8.90	8,710.7
1/1/2012 to 12/31/2012	$8.90	$10.30	8,632.6
1/1/2013 to 12/31/2013	$10.30	$13.549929	8,557.642

Invesco V.I. Mid Cap Core Equity
5/20/2005 to 12/31/2005	$10.66	$11.40	0
1/1/2006 to 12/31/2006	$11.40	$12.48	5,303.3493
1/1/2007 to 12/31/2007	$12.48	$13.45	8,014.6
1/1/2008 to 12/31/2008	$13.45	$9.45	7,557.8
1/1/2009 to 12/31/2009	$9.45	$12.11	31,390.8
1/1/2010 to 12/31/2010	$12.11	$13.59	7,121.9
1/1/2011 to 12/31/2011	$13.59	$12.52	7,668.9
1/1/2012 to 12/31/2012	$12.52	$13.66	7,795.8
1/1/2013 to 12/31/2013	$13.66	$17.311813	6,202.813

AllianceBernstein VPS International Value
5/1/2007 to 12/31/2007	$10.54	$10.43	0.0
1/1/2008 to 12/31/2008	$10.43	$4.80	48,627.3
1/1/2009 to 12/31/2009	$4.80	$6.37	46,831.0
1/1/2010 to 12/31/2010	$6.37	$6.55	46,690.7
1/1/2011 to 12/31/2011	$6.55	$5.20	0.0
1/1/2012 to 12/31/2012	$5.20	$5.86	0.0
1/1/2013 to 12/31/2013	$5.86	$7.091406	0.000

AllianceBernstein VPS Small/Mid Cap Value
5/20/2005 to 12/31/2005	$10.76	$11.69	48,063.9724
1/1/2006 to 12/31/2006	$11.69	$13.16	89,396.4384
1/1/2007 to 12/31/2007	$13.16	$13.16	31,895.2
1/1/2008 to 12/31/2008	$13.16	$8.34	28,125.0
1/1/2009 to 12/31/2009	$8.34	$11.72	17,076.4
1/1/2010 to 12/31/2010	$11.72	$14.63	15,828.3
1/1/2011 to 12/31/2011	$14.63	$13.19	35,897.5
1/1/2012 to 12/31/2012	$13.19	$15.40	15,667.1
1/1/2013 to 12/31/2013	$15.40	$20.914909	14,901.984

AllianceBernstein VPS Value
5/20/2005 to 12/31/2005	$10.76	$11.35	0
1/1/2006 to 12/31/2006	$11.35	$13.54	13,675.3204
1/1/2007 to 12/31/2007	$13.54	$12.79	21,579.7
1/1/2008 to 12/31/2008	$12.79	$7.44	19,343.0
1/1/2009 to 12/31/2009	$7.44	$8.87	19,092.1
1/1/2010 to 12/31/2010	$8.87	$9.76	19,264.4
1/1/2011 to 12/31/2011	$9.76	$9.26	17,736.1
1/1/2012 to 12/31/2012	$9.26	$10.54	17,923.1
1/1/2013 to 12/31/2013	$10.54	$14.192429	17,093.403

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
American Century VP Ultra
5/20/2005 to 12/31/2005	$10.47	$11.02	0
1/1/2006 to 12/31/2006	$11.02	$10.48	0
1/1/2007 to 12/31/2007	$10.48	$12.48	0.0
1/1/2008 to 12/31/2008	$12.48	$7.18	0.0
1/1/2009 to 12/31/2009	$7.18	$9.50	0.0
1/1/2010 to 12/31/2010	$9.50	$10.85	0.0
1/1/2011 to 12/31/2011	$10.85	$10.79	0.0
1/1/2012 to 12/31/2012	$10.79	$12.09	0.0
1/1/2013 to 12/31/2013	$12.09	$16.296385	0.000

AFIS Asset Allocation Fund
5/20/2005 to 12/31/2005	$10.36	$11.23	4,896.2837
1/1/2006 to 12/31/2006	$11.23	$12.65	17,532.0919
1/1/2007 to 12/31/2007	$12.65	$13.24	26,564.0
1/1/2008 to 12/31/2008	$13.24	$9.16	25,080.1
1/1/2009 to 12/31/2009	$9.16	$11.16	25,631.9
1/1/2010 to 12/31/2010	$11.16	$12.33	15,552.0
1/1/2011 to 12/31/2011	$12.33	$12.27	22,453.7
1/1/2012 to 12/31/2012	$12.27	$14.01	30,993.8
1/1/2013 to 12/31/2013	$14.01	$17.014489	29,577.409

AFIS Bond Fund
5/20/2005 to 12/31/2005	$9.98	$10.14	22,171.1846
1/1/2006 to 12/31/2006	$10.14	$10.65	126,158.1443
1/1/2007 to 12/31/2007	$10.65	$10.81	192,478.1
1/1/2008 to 12/31/2008	$10.81	$9.62	141,153.2
1/1/2009 to 12/31/2009	$9.62	$10.64	118,739.8
1/1/2010 to 12/31/2010	$10.64	$11.13	27,919.4
1/1/2011 to 12/31/2011	$11.13	$11.60	27,142.4
1/1/2012 to 12/31/2012	$11.60	$12.00	24,384.5
1/1/2013 to 12/31/2013	$12.00	$11.535294	10,775.393

AFIS Growth Fund
5/20/2005 to 12/31/2005	$10.91	$12.57	85,228.2661
1/1/2006 to 12/31/2006	$12.57	$13.61	205,559.9822
1/1/2007 to 12/31/2007	$13.61	$15.01	108,558.7
1/1/2008 to 12/31/2008	$15.01	$8.26	160,807.4
1/1/2009 to 12/31/2009	$8.26	$11.31	54,076.8
1/1/2010 to 12/31/2010	$11.31	$13.19	41,636.9
1/1/2011 to 12/31/2011	$13.19	$12.40	37,234.1
1/1/2012 to 12/31/2012	$12.40	$14.36	36,762.5
1/1/2013 to 12/31/2013	$14.36	$18.345671	40,627.021

AFIS Growth-Income Fund
5/20/2005 to 12/31/2005	$10.54	$11.20	12,954.4288
1/1/2006 to 12/31/2006	$11.20	$12.67	47,224.1683
1/1/2007 to 12/31/2007	$12.67	$13.07	48,151.7
1/1/2008 to 12/31/2008	$13.07	$7.98	96,210.5
1/1/2009 to 12/31/2009	$7.98	$10.28	96,116.0
1/1/2010 to 12/31/2010	$10.28	$11.26	84,438.3
1/1/2011 to 12/31/2011	$11.26	$10.85	33,581.9
1/1/2012 to 12/31/2012	$10.85	$12.52	33,330.3
1/1/2013 to 12/31/2013	$12.52	$16.422054	44,785.712

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
AFIS International Fund
5/20/2005 to 12/31/2005	$10.96	$13.39	50,298.6919
1/1/2006 to 12/31/2006	$13.39	$15.64	132,574.3438
1/1/2007 to 12/31/2007	$15.64	$18.44	159,714.4
1/1/2008 to 12/31/2008	$18.44	$10.48	164,518.9
1/1/2009 to 12/31/2009	$10.48	$14.73	176,705.3
1/1/2010 to 12/31/2010	$14.73	$15.51	164,307.2
1/1/2011 to 12/31/2011	$15.51	$13.11	154,323.2
1/1/2012 to 12/31/2012	$13.11	$15.18	124,496.6
1/1/2013 to 12/31/2013	$15.18	$18.139225	130,803.815

BlackRock Basic Value V.I.
5/20/2005 to 12/31/2005	$10.40	$10.99	8,828.574
1/1/2006 to 12/31/2006	$10.99	$13.18	12,066.718
1/1/2007 to 12/31/2007	$13.18	$13.20	65,861.0
1/1/2008 to 12/31/2008	$13.20	$8.21	61,677.7
1/1/2009 to 12/31/2009	$8.21	$10.59	115,459.9
1/1/2010 to 12/31/2010	$10.59	$11.78	21,536.4
1/1/2011 to 12/31/2011	$11.78	$11.28	19,879.2
1/1/2012 to 12/31/2012	$11.28	$12.65	20,468.6
1/1/2013 to 12/31/2013	$12.65	$17.179249	16,091.218

BlackRock Total Return V.I.
5/20/2005 to 12/31/2005	$10.11	$10.11	4,330.6585
1/1/2006 to 12/31/2006	$10.11	$10.38	4,305.2257
1/1/2007 to 12/31/2007	$10.38	$10.59	17,354.3
1/1/2008 to 12/31/2008	$10.59	$9.15	17,209.4
1/1/2009 to 12/31/2009	$9.15	$10.61	17,044.6
1/1/2010 to 12/31/2010	$10.61	$11.43	16,896.4
1/1/2011 to 12/31/2011	$11.43	$11.94	16,751.6
1/1/2012 to 12/31/2012	$11.94	$12.72	16,606.3
1/1/2013 to 12/31/2013	$12.72	$12.366607	15,789.867

BlackRock Money Market V.I.
5/20/2005 to 12/31/2005	$10.01	$10.10	10,383.4577
1/1/2006 to 12/31/2006	$10.10	$10.38	13,147.8401
1/1/2007 to 12/31/2007	$10.38	$10.71	29,710.4
1/1/2008 to 12/31/2008	$10.71	$10.80	31,359.1
1/1/2009 to 12/31/2009	$10.80	$10.64	43,203.1
1/1/2010 to 12/31/2010	$10.64	$10.47	33,279.7
1/1/2011 to 12/31/2011	$10.47	$10.30	24,749.6
1/1/2012 to 12/31/2012	$10.30	$10.13	21,208.4
1/1/2013 to 12/31/2013	$10.13	$9.963202	17,255.223

BlackRock Capital Appreciation V.I.
5/20/2005 to 12/31/2005	$10.59	$11.43	9,828.7833
1/1/2006 to 12/31/2006	$11.43	$11.75	14,323.2789
1/1/2007 to 12/31/2007	$11.75	$13.76	111,250.2
1/1/2008 to 12/31/2008	$13.76	$8.28	122,395.6
1/1/2009 to 12/31/2009	$8.28	$11.07	121,951.5
1/1/2010 to 12/31/2010	$11.07	$13.02	145,161.0
1/1/2011 to 12/31/2011	$13.02	$11.67	163,329.5
1/1/2012 to 12/31/2012	$11.67	$13.07	125,447.0
1/1/2013 to 12/31/2013	$13.07	$17.207746	65,617.875

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Global Allocation V.I.
5/20/2005 to 12/31/2005	$10.72	$11.85	7,582.8283
1/1/2006 to 12/31/2006	$11.85	$13.58	27,964.0267
1/1/2007 to 12/31/2007	$13.58	$15.63	41,450.5
1/1/2008 to 12/31/2008	$15.63	$12.39	38,066.1
1/1/2009 to 12/31/2009	$12.39	$14.77	39,440.4
1/1/2010 to 12/31/2010	$14.77	$15.99	45,843.5
1/1/2011 to 12/31/2011	$15.99	$15.18	92,932.1
1/1/2012 to 12/31/2012	$15.18	$16.47	71,104.2
1/1/2013 to 12/31/2013	$16.47	$18.591238	67,553.952

BlackRock U.S. Government Bond V.I.
5/20/2005 to 12/31/2005	$10.17	$10.20	0
1/1/2006 to 12/31/2006	$10.20	$10.43	0
1/1/2007 to 12/31/2007	$10.43	$10.68	13,072.1
1/1/2008 to 12/31/2008	$10.68	$11.32	12,962.1
1/1/2009 to 12/31/2009	$11.32	$10.94	12,837.2
1/1/2010 to 12/31/2010	$10.94	$11.70	12,723.4
1/1/2011 to 12/31/2011	$11.70	$12.24	12,611.2
1/1/2012 to 12/31/2012	$12.24	$12.33	12,498.0
1/1/2013 to 12/31/2013	$12.33	$11.731681	12,389.527

BlackRock High Yield V.I.
5/20/2005 to 12/31/2005	$9.92	$10.39	4,707.5578
1/1/2006 to 12/31/2006	$10.39	$11.19	6,490.6291
1/1/2007 to 12/31/2007	$11.19	$11.27	6,621.7
1/1/2008 to 12/31/2008	$11.27	$7.85	6,725.4
1/1/2009 to 12/31/2009	$7.85	$12.09	6,824.6
1/1/2010 to 12/31/2010	$12.09	$13.72	24,842.4
1/1/2011 to 12/31/2011	$13.72	$13.95	34,728.7
1/1/2012 to 12/31/2012	$13.95	$15.87	35,910.0
1/1/2013 to 12/31/2013	$15.87	$17.069032	57,257.850

BlackRock S&P 500 Index V.I.
5/20/2005 to 12/31/2005	$10.67	$11.17	0
1/1/2006 to 12/31/2006	$11.17	$12.69	8,458.0697
1/1/2007 to 12/31/2007	$12.69	$13.16	6,246.3
1/1/2008 to 12/31/2008	$13.16	$8.13	3,544.9
1/1/2009 to 12/31/2009	$8.13	$10.09	6,582.2
1/1/2010 to 12/31/2010	$10.09	$11.38	6,806.7
1/1/2011 to 12/31/2011	$11.38	$11.39	6,345.3
1/1/2012 to 12/31/2012	$11.39	$12.95	6,436.1
1/1/2013 to 12/31/2013	$12.95	$16.797068	3,384.592

BlackRock International V.I.
5/20/2005 to 12/31/2005	$11.16	$12.68	7,856.7592
1/1/2006 to 12/31/2006	$12.68	$15.96	12,644.4165
1/1/2007 to 12/31/2007	$15.96	$17.32	13,475.7
1/1/2008 to 12/31/2008	$17.32	$9.80	14,127.5
1/1/2009 to 12/31/2009	$9.80	$12.52	18,907.5
1/1/2010 to 12/31/2010	$12.52	$13.13	19,242.3
1/1/2011 to 12/31/2011	$13.13	$11.15	19,272.2
1/1/2012 to 12/31/2012	$11.15	$12.62	20,003.6
1/1/2013 to 12/31/2013	$12.62	$15.233221	14,480.807

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
BlackRock Large Cap Core V.I.
5/20/2005 to 12/31/2005	$11.21	$12.51	12,818.8381
1/1/2006 to 12/31/2006	$12.51	$14.12	23,091.6593
1/1/2007 to 12/31/2007	$14.12	$15.04	23,620.3
1/1/2008 to 12/31/2008	$15.04	$9.06	16,978.4
1/1/2009 to 12/31/2009	$9.06	$10.92	22,319.8
1/1/2010 to 12/31/2010	$10.92	$11.73	22,448.9
1/1/2011 to 12/31/2011	$11.73	$11.81	21,776.6
1/1/2012 to 12/31/2012	$11.81	$13.10	49,541.3
1/1/2013 to 12/31/2013	$13.10	$17.212271	40,724.998

BlackRock Large Cap Growth V.I.
5/20/2005 to 12/31/2005	$11.08	$12.19	0
1/1/2006 to 12/31/2006	$12.19	$12.85	0
1/1/2007 to 12/31/2007	$12.85	$13.70	0.0
1/1/2008 to 12/31/2008	$13.70	$7.99	0.0
1/1/2009 to 12/31/2009	$7.99	$9.97	115,158.1
1/1/2010 to 12/31/2010	$9.97	$11.32	2,550.2
1/1/2011 to 12/31/2011	$11.32	$11.41	0.0
1/1/2012 to 12/31/2012	$11.41	$12.94	0.0
1/1/2013 to 12/31/2013	$12.94	$17.040338	0.000

BlackRock Large Cap Value V.I.
5/20/2005 to 12/31/2005	$11.29	$12.85	29,640.5975
1/1/2006 to 12/31/2006	$12.85	$14.67	5,088.9396
1/1/2007 to 12/31/2007	$14.67	$15.27	2,327.7
1/1/2008 to 12/31/2008	$15.27	$9.42	280.2
1/1/2009 to 12/31/2009	$9.42	$10.60	3,800.6
1/1/2010 to 12/31/2010	$10.60	$11.32	4,027.7
1/1/2011 to 12/31/2011	$11.32	$11.06	3,949.0
1/1/2012 to 12/31/2012	$11.06	$12.35	3,920.4
1/1/2013 to 12/31/2013	$12.35	$16.233975	3,901.745

BlackRock Value Opportunities V.I.
5/20/2005 to 12/31/2005	$10.42	$12.01	3,749.8293
1/1/2006 to 12/31/2006	$12.01	$13.32	3,751.4396
1/1/2007 to 12/31/2007	$13.32	$12.99	5,695.5
1/1/2008 to 12/31/2008	$12.99	$7.66	6,147.4
1/1/2009 to 12/31/2009	$7.66	$9.67	6,483.5
1/1/2010 to 12/31/2010	$9.67	$12.24	5,728.1
1/1/2011 to 12/31/2011	$12.24	$11.75	6,518.2
1/1/2012 to 12/31/2012	$11.75	$13.12	8,968.7
1/1/2013 to 12/31/2013	$13.12	$18.382282	7,210.095

BlackRock Global Opportunities V.I.
5/1/2008 to 12/31/2008	$10.10	$5.77	0.0
1/1/2009 to 12/31/2009	$5.77	$7.68	0.0
1/1/2010 to 12/31/2010	$7.68	$8.38	0.0
1/1/2011 to 12/31/2011	$8.38	$7.22	0.0
1/1/2012 to 12/31/2012	$7.22	$8.11	0.0
1/1/2013 to 12/31/2013	$8.11	$10.331294	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Davis Value
5/20/2005 to 12/31/2005	$10.67	$11.64	0
1/1/2006 to 12/31/2006	$11.64	$13.16	80,833.1034
1/1/2007 to 12/31/2007	$13.16	$13.55	17,557.3
1/1/2008 to 12/31/2008	$13.55	$7.95	19,143.8
1/1/2009 to 12/31/2009	$7.95	$10.26	118,495.2
1/1/2010 to 12/31/2010	$10.26	$11.38	23,198.7
1/1/2011 to 12/31/2011	$11.38	$10.73	20,902.8
1/1/2012 to 12/31/2012	$10.73	$11.93	16,904.6
1/1/2013 to 12/31/2013	$11.93	$15.660713	23,014.550

Dreyfus VIF Appreciation
5/20/2005 to 12/31/2005	$10.75	$10.93	63,594.3473
1/1/2006 to 12/31/2006	$10.93	$12.50	81,061.1376
1/1/2007 to 12/31/2007	$12.50	$13.15	83,930.4
1/1/2008 to 12/31/2008	$13.15	$9.10	91,472.4
1/1/2009 to 12/31/2009	$9.10	$10.95	1,915.7
1/1/2010 to 12/31/2010	$10.95	$12.41	58,988.1
1/1/2011 to 12/31/2011	$12.41	$13.29	51,507.8
1/1/2012 to 12/31/2012	$13.29	$14.41	41,079.6
1/1/2013 to 12/31/2013	$14.41	$17.144268	30,787.891

Eaton Vance Floating-Rate Income
5/20/2005 to 12/31/2005	$10.08	$10.27	32,677.7481
1/1/2006 to 12/31/2006	$10.27	$10.68	77,789.4883
1/1/2007 to 12/31/2007	$10.68	$10.68	13,685.8
1/1/2008 to 12/31/2008	$10.68	$7.66	16,295.0
1/1/2009 to 12/31/2009	$7.66	$10.89	14,581.5
1/1/2010 to 12/31/2010	$10.89	$11.70	14,092.8
1/1/2011 to 12/31/2011	$11.70	$11.82	13,908.6
1/1/2012 to 12/31/2012	$11.82	$12.49	28,427.7
1/1/2013 to 12/31/2013	$12.49	$12.771768	19,630.182

Eaton Vance Large-Cap Value
5/1/2007 to 12/31/2007	$10.38	$10.51	63,494.7
1/1/2008 to 12/31/2008	$10.51	$6.73	69,186.0
1/1/2009 to 12/31/2009	$6.73	$7.83	120,876.2
1/1/2010 to 12/31/2010	$7.83	$8.91	169,778.6
1/1/2011 to 12/31/2011	$8.91	$8.25	161,480.4
1/1/2012 to 12/31/2012	$8.25	$9.35	111,817.0
1/1/2013 to 12/31/2013	$9.35	$11.848101	87,397.265

Federated Managed Tail Risk Fund II
5/20/2005 to 12/31/2005	$10.58	$10.86	0
1/1/2006 to 12/31/2006	$10.86	$12.41	0
1/1/2007 to 12/31/2007	$12.41	$13.42	80,340.7
1/1/2008 to 12/31/2008	$13.42	$9.32	87,280.3
1/1/2009 to 12/31/2009	$9.32	$10.40	99,865.3
1/1/2010 to 12/31/2010	$10.40	$11.57	0.0
1/1/2011 to 12/31/2011	$11.57	$10.78	0.0
1/1/2012 to 12/31/2012	$10.78	$11.69	0.0
1/1/2013 to 12/31/2013	$11.69	$13.384846	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Federated Kaufmann
5/20/2005 to 12/31/2005	$10.98	$12.48	0
1/1/2006 to 12/31/2006	$12.48	$14.11	7,922.4028
1/1/2007 to 12/31/2007	$14.11	$16.79	40,300.2
1/1/2008 to 12/31/2008	$16.79	$9.61	27,083.9
1/1/2009 to 12/31/2009	$9.61	$12.25	26,885.1
1/1/2010 to 12/31/2010	$12.25	$14.21	13,942.5
1/1/2011 to 12/31/2011	$14.21	$12.13	12,670.3
1/1/2012 to 12/31/2012	$12.13	$13.99	12,752.3
1/1/2013 to 12/31/2013	$13.99	$19.283060	19,183.549

Templeton Foreign VIP Fund(1)
5/20/2005 to 12/31/2005	$11.02	$12.28	2,206.8546
1/1/2006 to 12/31/2006	$12.28	$14.68	17,138.0812
1/1/2007 to 12/31/2007	$14.68	$16.69	18,991.1
1/1/2008 to 12/31/2008	$16.69	$9.80	15,236.7
1/1/2009 to 12/31/2009	$9.80	$13.22	13,843.3
1/1/2010 to 12/31/2010	$13.22	$14.11	13,980.0
1/1/2011 to 12/31/2011	$14.11	$12.42	14,194.3
1/1/2012 to 12/31/2012	$12.42	$14.46	15,259.0
1/1/2013 to 12/31/2013	$14.46	$17.504210	11,214.443

Templeton Growth VIP Fund(2)
5/20/2005 to 12/31/2005	$10.91	$11.88	24,741.6313
1/1/2006 to 12/31/2006	$11.88	$14.25	3,207.7273
1/1/2007 to 12/31/2007	$14.25	$14.36	7,950.6
1/1/2008 to 12/31/2008	$14.36	$8.16	9,395.9
1/1/2009 to 12/31/2009	$8.16	$10.53	7,435.1
1/1/2010 to 12/31/2010	$10.53	$11.13	7,432.3
1/1/2011 to 12/31/2011	$11.13	$10.20	6,526.6
1/1/2012 to 12/31/2012	$10.20	$12.16	2,990.1
1/1/2013 to 12/31/2013	$12.16	$15.659335	8,310.356

Janus Aspen Forty
5/1/2007 to 12/31/2007	$10.60	$13.40	184,235.5
1/1/2008 to 12/31/2008	$13.40	$7.35	133,305.6
1/1/2009 to 12/31/2009	$7.35	$10.56	172,448.8
1/1/2010 to 12/31/2010	$10.56	$11.07	57,884.3
1/1/2011 to 12/31/2011	$11.07	$10.15	2,452.2
1/1/2012 to 12/31/2012	$10.15	$12.38	2,432.4
1/1/2013 to 12/31/2013	$12.38	$15.949091	2,413.313

Janus Aspen - Enterprise
5/1/2007 to 12/31/2007	$10.58	$11.60	38,938.1
1/1/2008 to 12/31/2008	$11.60	$6.41	25,320.7
1/1/2009 to 12/31/2009	$6.41	$9.12	17,680.1
1/1/2010 to 12/31/2010	$9.12	$11.27	429.1
1/1/2011 to 12/31/2011	$11.27	$10.92	0.0
1/1/2012 to 12/31/2012	$10.92	$12.57	0.0
1/1/2013 to 12/31/2013	$12.57	$16.346441	0.000

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Oppenheimer Capital Appreciation
5/20/2005 to 12/31/2005	$10.61	$11.16	0
1/1/2006 to 12/31/2006	$11.16	$11.83	380.3708
1/1/2007 to 12/31/2007	$11.83	$13.27	359.5
1/1/2008 to 12/31/2008	$13.27	$7.10	15,880.5
1/1/2009 to 12/31/2009	$7.10	$10.07	384.2
1/1/2010 to 12/31/2010	$10.07	$10.83	380.3
1/1/2011 to 12/31/2011	$10.83	$10.51	0.0
1/1/2012 to 12/31/2012	$10.51	$11.78	0.0
1/1/2013 to 12/31/2013	$11.78	$15.014723	5,674.061

Oppenheimer Main Street/VA
5/20/2005 to 12/31/2005	$10.62	$11.28	0
1/1/2006 to 12/31/2006	$11.28	$12.74	0
1/1/2007 to 12/31/2007	$12.74	$13.07	0.0
1/1/2008 to 12/31/2008	$13.07	$7.90	0.0
1/1/2009 to 12/31/2009	$7.90	$9.95	0.0
1/1/2010 to 12/31/2010	$9.95	$11.35	0.0
1/1/2011 to 12/31/2011	$11.35	$11.14	0.0
1/1/2012 to 12/31/2012	$11.14	$12.79	0.0
1/1/2013 to 12/31/2013	$12.79	$16.553675	7,329.468

Oppenheimer Main Street Small Cap Fund®/VA
5/20/2005 to 12/31/2005	$10.88	$12.32	12,356.7936
1/1/2006 to 12/31/2006	$12.32	$13.90	0.0
1/1/2007 to 12/31/2007	$13.90	$13.50	2,025.5
1/1/2008 to 12/31/2008	$13.50	$8.24	4,963.7
1/1/2009 to 12/31/2009	$8.24	$11.10	1,996.8
1/1/2010 to 12/31/2010	$11.10	$13.46	1,826.6
1/1/2011 to 12/31/2011	$13.46	$12.94	1,762.5
1/1/2012 to 12/31/2012	$12.94	$14.99	2,050.3
1/1/2013 to 12/31/2013	$14.99	$20.751589	2,015.860

Pioneer Emerging Markets VCT
5/1/2006 to 12/31/2006	$11.04	$11.94	487.6215
1/1/2007 to 12/31/2007	$11.94	$16.75	10,722.8
1/1/2008 to 12/31/2008	$16.75	$6.87	12,747.7
1/1/2009 to 12/31/2009	$6.87	$11.78	32,950.3
1/1/2010 to 12/31/2010	$11.78	$13.41	6,605.0
1/1/2011 to 12/31/2011	$13.41	$10.09	6,023.3
1/1/2012 to 12/31/2012	$10.09	$11.09	6,052.7
1/1/2013 to 12/31/2013	$11.09	$10.679797	6,478.030

Pioneer Fund VCT
5/20/2005 to 12/31/2005	$10.68	$11.34	44,495.9891
1/1/2006 to 12/31/2006	$11.34	$12.99	141,216.2046
1/1/2007 to 12/31/2007	$12.99	$13.40	1,989.1
1/1/2008 to 12/31/2008	$13.40	$8.66	2,123.9
1/1/2009 to 12/31/2009	$8.66	$10.65	1,985.8
1/1/2010 to 12/31/2010	$10.65	$12.14	3,467.0
1/1/2011 to 12/31/2011	$12.14	$11.41	999.9
1/1/2012 to 12/31/2012	$11.41	$12.35	990.7
1/1/2013 to 12/31/2013	$12.35	$16.172184	982.099

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Pioneer High Yield VCT
5/20/2005 to 12/31/2005	$9.78	$10.29	0
1/1/2006 to 12/31/2006	$10.29	$10.96	1,529.1914
1/1/2007 to 12/31/2007	$10.96	$11.39	1,558.8
1/1/2008 to 12/31/2008	$11.39	$7.20	2,217.6
1/1/2009 to 12/31/2009	$7.20	$11.36	20,257.6
1/1/2010 to 12/31/2010	$11.36	$13.16	1,704.6
1/1/2011 to 12/31/2011	$13.16	$12.69	10,823.3
1/1/2012 to 12/31/2012	$12.69	$14.46	1,497.5
1/1/2013 to 12/31/2013	$14.46	$15.912548	4,113.945

Pioneer Real Estate Shares VCT
5/1/2008 to 12/31/2008	$11.60	$6.29	19,141.7
1/1/2009 to 12/31/2009	$6.29	$8.14	19,297.8
1/1/2010 to 12/31/2010	$8.14	$10.30	442.5
1/1/2011 to 12/31/2011	$10.30	$11.12	1,783.7
1/1/2012 to 12/31/2012	$11.12	$12.69	3,403.7
1/1/2013 to 12/31/2013	$12.69	$12.678811	5,007.741

PIMCO CommodityRealReturn® Strategy
5/20/2005 to 12/31/2005	$10.02	$11.38	23,190.9983
1/1/2006 to 12/31/2006	$11.38	$10.85	51,844.5787
1/1/2007 to 12/31/2007	$10.85	$13.15	65,512.3
1/1/2008 to 12/31/2008	$13.15	$7.27	48,455.6
1/1/2009 to 12/31/2009	$7.27	$10.12	39,222.1
1/1/2010 to 12/31/2010	$10.12	$12.40	53,985.1
1/1/2011 to 12/31/2011	$12.40	$11.27	33,433.4
1/1/2012 to 12/31/2012	$11.27	$11.69	32,640.7
1/1/2013 to 12/31/2013	$11.69	$9.804737	40,002.103

PIMCO Low Duration
4/27/2007 to 12/31/2007	$10.02	$10.49	13,900.6
1/1/2008 to 12/31/2008	$10.49	$10.27	14,687.0
1/1/2009 to 12/31/2009	$10.27	$11.46	15,854.8
1/1/2010 to 12/31/2010	$11.46	$11.87	80,764.9
1/1/2011 to 12/31/2011	$11.87	$11.80	76,343.6
1/1/2012 to 12/31/2012	$11.80	$12.29	121,359.0
1/1/2013 to 12/31/2013	$12.29	$12.072596	160,997.340

PIMCO Real Return
5/20/2005 to 12/31/2005	$10.33	$10.27	0
1/1/2006 to 12/31/2006	$10.27	$10.18	12,939.877
1/1/2007 to 12/31/2007	$10.18	$11.08	114,280.0
1/1/2008 to 12/31/2008	$11.08	$10.13	142,691.9
1/1/2009 to 12/31/2009	$10.13	$11.79	89,668.7
1/1/2010 to 12/31/2010	$11.79	$12.54	91,392.1
1/1/2011 to 12/31/2011	$12.54	$13.78	104,551.8
1/1/2012 to 12/31/2012	$13.78	$14.74	125,377.3
1/1/2013 to 12/31/2013	$14.74	$13.164691	115,175.216

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
PIMCO Total Return
5/20/2005 to 12/31/2005	$10.19	$10.17	114,042.2953
1/1/2006 to 12/31/2006	$10.17	$10.39	227,850.8504
1/1/2007 to 12/31/2007	$10.39	$11.12	392,952.1
1/1/2008 to 12/31/2008	$11.12	$11.46	524,582.8
1/1/2009 to 12/31/2009	$11.46	$12.86	418,945.1
1/1/2010 to 12/31/2010	$12.86	$13.67	350,605.5
1/1/2011 to 12/31/2011	$13.67	$13.94	307,183.5
1/1/2012 to 12/31/2012	$13.94	$15.03	357,798.4
1/1/2013 to 12/31/2013	$15.03	$14.491676	281,633.733

TA AllianceBernstein Dynamic Allocation
5/1/2008 To 12/31/2008	$10.49	$6.76	0.0
1/1/2009 to 12/31/2009	$6.76	$8.72	0.0
1/1/2010 to 12/31/2010	$8.72	$9.36	0.0
1/1/2011 to 12/31/2011	$9.36	$9.36	0.0
1/1/2012 to 12/31/2012	$9.36	$9.74	0.0
1/1/2013 to 12/31/2013	$9.74	$10.244689	0.000

TA WMC Diversified Growth
5/1/2008 to 12/31/2008	$10.83	$6.14	0.0
1/1/2009 to 12/31/2009	$6.14	$7.78	0.0
1/1/2010 to 12/31/2010	$7.78	$9.00	206,685.9
1/1/2011 to 12/31/2011	$9.00	$8.50	214,952.3
1/1/2012 to 12/31/2012	$8.50	$9.44	170,790.4
1/1/2013 to 12/31/2013	$9.44	$12.268528	108,408.795

TA Morgan Stanley Mid-Cap Growth
12/30/2011 to 12/31/2011	$10.00	$10.00	67,368.4
1/1/2012 to 12/31/2012	$10.00	$10.70	58,138.5
1/1/2013 to 12/31/2013	$10.70	$14.610285	55,118.825

TA Systematic Small/Mid Cap Value
5/1/2008 to 12/31/2008	$10.41	$6.09	0.0
1/1/2009 to 12/31/2009	$6.09	$8.56	0.0
1/1/2010 to 12/31/2010	$8.56	$10.95	17,077.3
1/1/2011 to 12/31/2011	$10.95	$10.47	16,952.3
1/1/2012 to 12/31/2012	$10.47	$11.95	30,354.6
1/1/2013 to 12/31/2013	$11.95	$15.989737	84,914.850

Invesco V.I. Comstock Fund
5/20/2005 to 12/31/2005	$10.74	$11.19	47,129.3706
1/1/2006 to 12/31/2006	$11.19	$12.79	6,265.9896
1/1/2007 to 12/31/2007	$12.79	$12.33	7,817.1
1/1/2008 to 12/31/2008	$12.33	$7.80	8,241.5
1/1/2009 to 12/31/2009	$7.80	$9.88	6,694.8
1/1/2010 to 12/31/2010	$9.88	$12.27	135,357.1
1/1/2011 to 12/31/2011	$12.27	$10.89	152,857.0
1/1/2012 to 12/31/2012	$10.89	$12.77	105,122.6
1/1/2013 to 12/31/2013	$12.77	$17.075188	102,250.484

Wanger International
4/27/2007 to 12/31/2007	$10.74	$11.25	14,581.6
1/1/2008 to 12/31/2008	$11.25	$6.02	14,721.2
1/1/2009 to 12/31/2009	$6.02	$8.86	14,712.1
1/1/2010 to 12/31/2010	$8.86	$10.89	69,533.6
1/1/2011 to 12/31/2011	$10.89	$9.15	67,959.8
1/1/2012 to 12/31/2012	$9.15	$10.94	62,607.8
1/1/2013 to 12/31/2013	$10.94	$13.169419	82,120.101

Subaccount	Accumulation Unit Value at beginning of period	Accumulation Unit Value at end of period	Number of Accumulation Units outstanding at end of period
Wanger USA
5/20/2005 to 12/31/2005	$11.13	$12.48	24,383.9163
1/1/2006 to 12/31/2006	$12.48	$13.25	80,483.9464
1/1/2007 to 12/31/2007	$13.25	$13.73	3,159.8
1/1/2008 to 12/31/2008	$13.73	$8.14	22,516.7
1/1/2009 to 12/31/2009	$8.14	$11.39	18,098.6
1/1/2010 to 12/31/2010	$11.39	$13.83	17,127.7
1/1/2011 to 12/31/2011	$13.83	$13.13	16,331.3
1/1/2012 to 12/31/2012	$13.13	$15.50	14,207.0
1/1/2013 to 12/31/2013	$15.50	$20.389370	18,116.834

(1)	Formerly known as Templeton Foreign Securities Fund.
(2)	Formerly known as Templeton Growth Securities Fund.

The TA Barrow Hanley Divided Focused fund had not commenced operations as of December 31, 2013, therefore, comparable data is not available.

Table of Contents of the Statement of Additional Information

The contents of the Statement of Additional Information for the Contract include the following:

OTHER INFORMATION
Selling the Contract
Financial Statements

CALCULATION OF YIELDS AND TOTAL RETURNS
Money Market Yield
Other Subaccount Yields
Total Returns

FINANCIAL STATEMENTS OF ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A*

FINANCIAL STATEMENTS OF TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY OF NEW YORK* * Financial statements have been removed from the re-filed Statement of Additional Information.

Appendix A – Portfolios Associated With The Subaccounts

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series I Shares
Invesco V.I. Mid Cap Core Equity Fund	Invesco V.I. Mid Cap Core Equity Fund	Invesco Advisers, Inc.
Investment Objective: Long-term growth of capital.
Invesco V.I. Comstock Fund	Invesco V.I. Comstock Fund	Invesco Advisers, Inc.
Investment Objective: Capital growth and income.
AllianceBernstein Variable Products Series Fund, Inc. – Class A
AllianceBernstein International Value Portfolio	AllianceBernstein International Value Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AllianceBernstein Small/Mid Cap Value Portfolio	AllianceBernstein Small/Mid Cap Value Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
AllianceBernstein Value Portfolio	AllianceBernstein Value Portfolio	AllianceBernstein L.P.
Investment Objective: Long-term growth of capital.
American Funds Insurance Series® – Class 2 Shares
American Funds – Asset Allocation Fund	American Funds – Asset Allocation Fund	Capital Research and Management CompanySM
Investment Objective: Provide high total return.
American Funds – Bond Fund	American Funds – Bond Fund	Capital Research and Management CompanySM
Investment Objective: Provide as high a level of current income as is consistent with the preservation of capital.
American Funds – Growth Fund	American Funds – Growth Fund	Capital Research and Management CompanySM
Investment Objective: Growth of Capital.
American Funds – Growth–Income Fund	American Funds – Growth–Income Fund	Capital Research and Management CompanySM
Investment Objective: Long-term growth of capital and income.
American Funds – International Fund	American Funds – International Fund	Capital Research and Management CompanySM
Investment Objective: Long-term growth of capital.
BlackRock Variable Series Funds, Inc. – Class I Shares
BlackRock Basic Value V.I. Fund	BlackRock Basic Value V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Capital appreciation and secondarily, income.
BlackRock Capital Appreciation V.I. Fund	BlackRock Capital Appreciation V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Long-term growth of capital.
BlackRock Global Allocation V.I. Fund	BlackRock Global Allocation V.I. Fund	BlackRock Advisors, LLC
Investment Objective: High total investment return.
BlackRock High Yield V.I. Fund	BlackRock High Yield V.I. Fund	BlackRock Advisors, LLC
Investment Objective: High level of current income, secondarily seeks capital appreciation.
BlackRock International V.I. Fund	BlackRock International V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Current income and long-term growth of income accompanied by growth of capital.
BlackRock Large Cap Core V.I. Fund	BlackRock Large Cap Core V.I. Fund	BlackRock Advisors, LLC
Investment Objective: High total investment return.
BlackRock Large Cap Growth V.I. Fund	BlackRock Large Cap Growth V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Long-term capital growth.
BlackRock Large Cap Value V.I. Fund	BlackRock Large Cap Value V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Long-term capital growth.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
BlackRock Money Market V.I. Fund	BlackRock Money Market V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Preserve capital, maintain liquidity, and achieve the highest possible current income.
BlackRock S&P 500 Index V.I. Fund	BlackRock S&P 500 Index V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Investment results that correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Index.
BlackRock Total Return V.I. Fund	BlackRock Total Return V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Maximize total return.
BlackRock U.S. Government Bond V.I. Fund	BlackRock U.S. Government Bond V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Highest possible current income with protection of capital.
BlackRock Value Opportunities V.I. Fund	BlackRock Value Opportunities V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Long-term growth of capital.
BlackRock Variable Series Fund, Inc. – Class III Shares
BlackRock Global Opportunities V.I. Fund	BlackRock Global Opportunities V.I. Fund	BlackRock Advisors, LLC
Investment Objective: Long-term capital appreciation.
Davis Variable Account Fund, Inc.
Davis Value Portfolio	Davis Value Portfolio	Davis Selected Advisers, LP
Investment Objective: Long-term growth of capital.
Dreyfus Variable Investment Fund - Service Class
Dreyfus VIF Appreciation Portfolio	Dreyfus VIF Appreciation Portfolio	The Dreyfus Corporation
Investment Objective: Long-term capital growth consistent with preservation of capital.
Eaton Vance Variable Trust
Eaton Vance VT Floating-Rate Income Fund	Eaton Vance VT Floating-Rate Income Fund	Eaton Vance Management
Investment Objective: Provide high level of current income.
Eaton Vance VT Large-Cap Value Fund	Eaton Vance VT Large-Cap Value Fund	Eaton Vance Management
Investment Objective: Total return.
Federated Insurance Series – Primary Shares
Federated Managed Tail Risk Fund II	Federated Managed Tail Risk Fund II	Federated Global Investment Management Corp.
Investment Objective: Capital appreciation.
Federated Kaufmann Fund II	Federated Kaufmann Fund II	Federated Equity Management Company of Pennsylvania
Investment Objective: Capital appreciation.
Franklin Templeton Variable Insurance Products Trust – Class 2 Shares
Templeton Growth VIP Fund(1)	Templeton Growth VIP Fund(1)	Templeton Global Advisors Limited
Investment Objective: Long-term capital growth.
Janus Aspen Series - Service Shares
Janus Aspen Forty Portfolio	Janus Aspen Forty Portfolio	Janus Capital Management LLC
Investment Objective: Long-term growth of capital.
Oppenheimer Variable Account Funds - Service Class
Oppenheimer Capital Appreciation Fund/VA	Oppenheimer Capital Appreciation Fund/VA	OppenheimerFunds, Inc.
Investment Objective: Capital appreciation.
Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Fund®/VA	OppenheimerFunds, Inc.
Investment Objective: High total return.

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.
Investment Objective: Capital appreciation.
PIMCO Variable Insurance Trust - Administrative Class Shares
CommodityRealReturn® Strategy Portfolio	CommodityRealReturn® Strategy Portfolio	Pacific Investment Management Company LLC
Investment Objective: Maximum real return.
Low Duration Portfolio	Low Duration Portfolio	Pacific Investment Management Company LLC
Investment Objective: Maximum total return with preservation of capital.
Real Return Portfolio	Real Return Portfolio	Pacific Investment Management Company LLC
Investment Objective: Maximum real return with preservation of capital.
Total Return Portfolio	Total Return Portfolio	Pacific Investment Management Company LLC
Investment Objective: Maximum total return with preservation of capital.
Pioneer Variable Contracts Trust - Class II Shares
Pioneer Emerging Markets VCT Portfolio	Pioneer Emerging Markets VCT Portfolio	Pioneer Investment Management, Inc.
Investment Objective: Growth of capital.
Pioneer Fund VCT Portfolio	Pioneer Fund VCT Portfolio	Pioneer Investment Management, Inc.
Investment Objective: Income and capital growth.
Pioneer High Yield VCT Portfolio	Pioneer High Yield VCT Portfolio	Pioneer Investment Management, Inc.
Investment Objective: Maximize total return.
Pioneer Real Estate Shares VCT Portfolio	Pioneer Real Estate Shares VCT Portfolio	Pioneer Investment Management, Inc.
Investment Objective: Long-term growth of capital, secondarily current income.
Transamerica Series Trust - Service Class
TA AllianceBernstein Dynamic Allocation	Transamerica AllianceBernstein Dynamic Allocation VP	AllianceBernstein L.P.
Investment Objective: Capital appreciation and current income.
TA Barrow Hanley Divided Focused	Transamerica Barrow Hanley Divided Focused VP	Aegon USA Investment Management, LLC(2)
Investment Objective: Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.
TA Morgan Stanley Mid-Cap Growth	Transamerica Morgan Stanley Mid-Cap Growth VP	Aegon USA Investment Management, LLC(2)
Investment Objective: Capital appreciation.
TA Systematic Small/Mid Cap Value	Transamerica Systematic Small/Mid Cap Value VP	Aegon USA Investment Management, LLC(2)
Investment Objective: Maximize total return.
TA WMC Diversified Growth	Transamerica WMC Diversified Growth VP	Aegon USA Investment Management, LLC(2)
Investment Objective: Maximize long-term growth.
Wanger Advisors Trust
Wanger International	Wanger International	Columbia Wanger Asset Management, LLC
Investment Objective: Long-term capital appreciation.
Wanger USA	Wanger USA	Columbia Wanger Asset Management, LLC
Investment Objective: Long-term capital appreciation.

(1) On or about May 1, 2014 Templeton Growth Securities Fund will be renamed Templeton Growth VIP Fund.

(2) On or about May 1, 2014 the Subadvisor will be changed from Transamerica Asset Management, Inc. to Aegon USA Investment Management, LLC.

	SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Additional Information:
1.	Effective May 1, 2007 the following subaccount was closed to new investments:
American Century Variable Portfolios, Inc. – Class I
	VP Ultra® Fund	VP Ultra® Fund	American Century Investment Management, Inc.
Investment Objective: Long-term capital growth.
2.	Effective December 12, 2011, the following subaccounts are closed to new investments:
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series I Shares
	Invesco V.I. Value Opportunities Fund	Invesco V.I. Value Opportunities Fund	Invesco Advisers, Inc.
Investment Objective: Long-term growth of capital.
Janus Aspen Series - Service Shares
	Janus Aspen – Enterprise Portfolio	Janus Aspen – Enterprise Portfolio	Janus Capital Management LLC
Investment Objective: Long-term growth of capital.
3.	Effective September 17, 2012, the following subaccount are closed to new investments:
Franklin Templeton Variable Insurance Products Trust – Class 2 Shares
	Templeton Foreign VIP Fund(1)	Templeton Foreign VIP Fund(1)	Templeton Investment Counsel LLC
Investment Objective: Long-term capital growth.
(1) On or about May 1, 2014 Templeton Foreign Securities Fund will be renamed Templeton Foreign VIP Fund.

Appendix B – Example of Bonus Payment and Recapture

Example: You purchased a Merrill Lynch Investor Choice Annuity® XC Class Contract with an initial premium of $400,000 on May 10, 2009. You make a withdrawal (including any applicable surrender charge (SC)) of $155,000 on July 5, 2010 and pay a subsequent premium of $200,000 on August 1, 2010. Your bonus amounts paid and recaptured, based on hypothetical account values and transactions, are illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account. There is, of course, no assurance that the Separate Account will experience positive investment performance. This example does not reflect the deduction of fees and charges. For a detailed explanation of how we calculate bonus amounts paid and recaptured, see “Features and Benefits of the Contract – Bonus Payment and Recapture.”

							Bonus Amount Subject to Recapture
		Transactions		Bonus Amounts		Account Value
Date		Prem.	Withdr.	Paid	Recaptured

5/10/2009	The contract is issued	$400,000		$18,000		$418,000	$18,000
	Premium Allocated to Tier 1 = $125,000
	Premium Allocated to Tier 2 = $275,000
	Bonus 1 = (.045 x $125,000) + (.045 x $275,000) = $5,625 + $12,375 = $18,000
	Bonus 1 Subj. to Recapture = Bonus Recapture Percentage (BRP)Year 1 x Bonus 1
	= 100% x $18,000 = $18,000

5/10/2010	First contract anniversary					$428,000	$11,700
	Assume account value increased by $10,000 due to positive investment performance.
	Bonus 1 Subj. to Recapture = BRP Year 2 x Bonus 1 = 65% x $18,000 = $11,700

7/5/2010	Owner takes a $155,000 withdrawal		$155,000		$3,540	$273,160	$8,160
	Assume account value increased by $3,700 due to positive investment performance.
	Bonus 1 Subj. to Recapture Before Withdrawal = BRP Year 2 x Bonus 1 = 65% x $18,000 = $11,700
	Gain = account value Before Withdrawal — Bonus Amounts Subj. to Recapture — Remaining Premiums
	= $431,700 — $11,700 — $400,000 = $20,000
	Free Withdrawal Amount = Greater of 10% Premium or Gain = Max ($40,000, $20,000) = $40,000
	Prem 1 Withdrawn = Withdrawal — Gain = $155,000 — $20,000 = $135,000
	Prem 1 Withdrawn without SC = Free-Out — Gain = $40,000 — $20,000 = $20,000
	Bonus 1 Recapture Ratio = Prem 1 Withdrawn Subj. to SC/Prem 1 Remaining Immediately Prior
	= ($135,000 — $20,000)/($400,000 — $20,000) = $115,000/$380,000 = .3026
	Bonus 1 Recaptured = Bonus 1 Subj. to Recapture x Bonus 1 Recapture Ratio
	= $11,700 x .3026 = $3,540
	Bonus 1 Subj. to Recapture After Withdrawal = BRP Year 2 x (Bonus 1 — Recaptured Amount/BRP at time of recapture)
	= 65% x ($18,000 — $3,540/65%) = $8,160

8/1/2010	Owner puts in $200,000 additional premium	$200,000		$10,000		$459,385	$18,160
	Assume account value decreased by $23,775 due to negative investment performance.
	Premium Allocated to Tier 2 = $100,000
	Premium Allocated to Tier 3 = $100,000
	Bonus 2 = (.045 x $100,000) + (.055 x $100,000) = $10,000
	Bonus 2 Subj. to Recapture = BRP Year 1 x Bonus 2 = 100% x $10,000 = $10,000
	Bonus 1 Subj. to Recapture = BRP Year 2 x (Bonus 1 — Recaptured Amount/BRP at time of recapture)
	= 65% x ($18,000 — $3,540/65%) = $8,160

5/10/2011	Second contract anniversary					$454,385	$13,766
	Assume account value decreased by $5,000 due to negative investment performance.
	Bonus 1 Subj. to Recapture = BRP Year 3 x (Bonus 1 — Recaptured Amount/BRP at time of recapture)
	= 30% x ($18,000 — $3,540/65%) = $3,766
	Bonus 2 Subj. to Recapture = BRP Year 1 x (Bonus 2 — Recaptured Amount/BRP at time of recapture)
	= 100% x ($10,000 — $0) = $10,000

5/10/2012	Third contract anniversary					$479,385	$6,500
	Assume account value increased by $25,000 due to positive investment performance.
	Bonus 1 Subj. to Recapture = BRP Year 4 x (Bonus 1 — Recaptured Amount/BRP at time of recapture) = 0% x ($18,000 — $3,540/65%) = $0
	Bonus 2 Subj. to Recapture = BRP Year 2 x (Bonus 2 — Recaptured Amount/BRP at time of recapture) = 65% x ($10,000 — $0) = $6,500

Appendix C – Example of Maximum Anniversary Value GMDB

Example: Assume that you were under age 76 at issue. You paid an initial premium of $100,000 on May 10, 2009 and a subsequent premium of $10,000 on June 28, 2010. You also make withdrawals (including any applicable surrender charge) of $5,000 on August 3, 2010 and $40,000 on September 22, 2010. Your death benefit, based on hypothetical account values and transactions, and selection of the Maximum Anniversary Value (“MAV”) GMDB option, is illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account, as indicated, to demonstrate the calculation of the death benefit when the MAV GMDB is selected. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges. For a detailed explanation of how we calculate the death benefit, see “GMDB Base – Maximum Anniversary Value.”

		Transactions		(A) GMDB	(B) Account	Death Benefit
Date		Prem.	Withdr.	Mav Base	Value
5/10/2009	The contract is issued	$100,000		$100,000	$100,000	$100,000 (maximum of (A),(B))
	5/10/09 anniversary value = Initial Premium on 5/10/09 = $100,000
	GMDB MAV Base = greatest of anniversary values = $100,000

5/10/2010	First contract anniversary			$110,000	$110,000	$110,000 (maximum of (A),(B))
	Assume account value increased by $10,000 due to positive investment performance.
	5/10/10 anniversary value = account value on 5/10/10 = $110,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $110,000

6/28/2010	Owner puts in $10,000 additional premium	$10,000		$120,000	$114,000	$120,000 (maximum of (A),(B))
	Assume account value decreased by $6,000 due to negative investment performance.
	5/10/10 anniversary value = anniversary value before premium + additional premium = $110,000 + $10,000 = $120,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $120,000

8/3/2010	Owner takes a $5,000 withdrawal		$5,000	$114,000	$95,000	$114,000 (maximum of (A),(B))
	Assume account value decreased by $14,000 due to negative investment performance.
	Adjusted withdrawal = withdrawal x (GMDB MAV Base before withdrawal) (account value before withdrawal) = $5,000 x ($120,000/$100,000) = $6,000
	5/10/10 anniversary value = 5/10/10 anniversary value before w/d — adjusted withdrawal = $120,000 — $6,000 = $114,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $114,000

9/22/2010	Owner takes a $40,000 withdrawal		$40,000	$76,000	$80,000	$80,000 (maximum of (A),(B))
	Assume account value increased by $25,000 due to positive investment performance.
	Adjusted withdrawal = withdrawal x (GMDB MAV Base before withdrawal) (account value before withdrawal) = $40,000 x ($114,000/$120,000) = $38,000
	5/10/10 anniversary value = 5/10/10 anniversary value before — adjusted withdrawal = $114,000 — $38,000 = $76,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $76,000

5/10/2011	Second contract anniversary			$76,000	$70,000	$76,000 (maximum of (A),(B))
	Assume account value decreased by $10,000 due to negative investment performance.
	5/10/10 anniversary value = $76,000
	5/10/11 anniversary value = account value on 5/10/11 = $70,000
	GMDB MAV Base = greatest of anniversary values = 5/10/10 anniversary value = $76,000

Appendix D – Example of GMIB

The purpose of this example is to illustrate the operation of the Guaranteed Minimum Income Benefit (GMIB). No investment returns are assumed as only the GMIB guaranteed minimum payments are illustrated. Actual investment returns may result in a higher payment. The example assumes no investment in Restricted Subaccounts, no withdrawals and no premium taxes. Any change to these assumptions would reduce the GMIB Base and therefore the GMIB guaranteed minimum payment.

Facts: Assume that a male, age 60 purchases a Merrill Lynch Investor Choice Annuity® (B Class) Contract with the GMIB, and makes an initial premium payment of $100,000. The following chart shows the GMIB guaranteed minimum payout amounts if he were to exercise the GMIB Rider on the contract anniversaries shown and chooses the Life with Payments Guaranteed for 10 Years annuity option:

CONTRACT ANNIVERSARY*	GMIB BASE	ANNUAL GMIB PAYMENTS**
5th	$127,628	GMIB NOT AVAILABLE FOR EXERCISE
10th	$162,889	$10,184
15th	$207,893	$14,868
20th	$265,330	$21,715
25th***	$265,330	$24,516
30th	n/a	GMIB TERMINATED

*	The Contract may also be annuitized under the terms and conditions of the GMIB rider during the 30 day period immediately following each contract anniversary whenever GMIB is available for exercise.

**	GMIB payments must be made on a monthly basis. Annual amounts (monthly times 12) are illustrative.

***	If the Contract were not annuitized during the 30 day period following this contract anniversary, the GMIB rider would terminate and no future guaranteed minimum income benefit would be provided. Furthermore, GMIB charges previously collected would not be refunded.

For a detailed explanation of how we calculate the GMIB Base and determine the actual payout amount upon exercise of the GMIB rider, see “Guaranteed Minimum Income Benefit.”

APPENDIX E – Example of GMWB

Example: You purchased a Merrill Lynch Investor Choice Annuity® B Class contract with an initial premium of $100,000 on May 10, 2009 at the age of 72. You selected the Guaranteed Minimum Withdrawal Benefit rider. You make your first withdrawal on June 15, 2012 at the age of 75 and continue to take withdrawals each Contract Year as shown below. Your Guaranteed Lifetime Amount (GLA) and GMWB Base, based on hypothetical account values and transactions, are illustrated below. For a detailed explanation of how we calculate the GMWB Base and GMWB Charge, see “Guaranteed Minimum Withdrawal Benefit.”

		Transactions		Account Value	GMWB Base		GLA		Remaining GLA
Date		Prem.	Withdr.

5/10/2009	The contract is issued	$100,000		$100,000	$100,000		$ $	5,500 5,000
	The Lifetime Income Percentage is 5.5% if a withdrawal were to be taken.
5/10/2012	Third contract anniversary			$120,000	$120,000		$ $	7,200 7,200
	Assume account value increased by $20,000 due to positive investment performance and that this is the highest anniversary value since issue. The Lifetime Income Percentage is now 6.0% since You are age 75 and You have not taken any previous withdrawals.
6/15/2012	Owner takes a $7,200 withdrawal		$7,200	$103,000	$120,000			$7,200 $ —
	Assume account value decreased by $9,800 to $110,200 due to negative investment performance. No adjustments apply since withdrawals have not exceeded the GLA during the contract year.
9/14/2012	Owner takes a $35,000 withdrawal		$35,000	$65,000	$ 65,000			$3,900 $ —
	Assume account value decreased by $3,000 to $100,000 due to negative investment performance. The previous withdrawal equaled the GLA so entire withdrawal is an excess withdrawal.
	Adj. Excess w/d = Excess w/d x (GMWB Base before the excess withdrawal)
	(account value before the excess withdrawal)
	= ($35,000) x ($120,000 /$100,000) = $35,000 x (6/5)
	= $42,000
	GMWB Base = Min (GMWB Base prior less Adj. Excess w/d, account value after excess w/d)
	= Min ($120,000 — $42,000, $65,000) = $65,000
5/10/2013	Fourth contract anniversary			$66,000	$ 65,000		$ $	3,900 3,900
	Assume account value increased by $1,000 to $66,000 due to positive investment performance.
	Since this is not a 3rd Contract Anniversary, the GMWB Base is not reset to the higher value.
11/25/2013	Owner takes a $39,900 withdrawal		$39,900	$16,000	$ 16,000			$3,900 $ —
	Assume account value decreased by $10,100 to $55,900 due to negative investment performance.
	No previous w/ds have been taken during the contract year so $36,000 is an excess withdrawal.
	Adj. Excess w/d = Excess w/d x (GMWB Base before the excess withdrawal)
	(account value before the excess withdrawal)
	= $36,000 x ($65,000 /($55,900 — $3,900) ) = $36,000 x (5/4)
	= $45,000
	GMWB Base = Min (GMWB Base prior less Adj. Excess w/d, account value after excess w/d)
	= Min ($65,000 — $45,000, $55,900 — $39,900)
	= Min ($20,000, $16,000) = $16,000
5/10/2021	Twelfth Contract Anniversary — Owner requests a $800 withdrawal		$800	$—	*GMWB RIDER TERMINATED	*
	Assume withdrawals equal to the GLA have been taken each contract year and the Automatic Step-Up has not changed the GMWB Base. Assume account value has decreased by $15,200 to $800 due to withdrawals and negative investment performance. You receive the remaining $800 of account value and the Company pays You an additional $160. The GMWB Rider and Base Contract terminate. Lifetime monthly payments of $960 /12 = $80 are established with an Annuity Date of 5/10/2022.

Appendix F – GMIB and GMWB Investment Categories

GMIB and GMWB Investment Categories	Subaccounts
Large Cap	AllianceBernstein VPS Value, Davis Value, Dreyfus VIF Appreciation, Federated Managed Tail Risk Fund II, BlackRock S&P 500 Index VI, BlackRock Capital Appreciation VI, BlackRock Basic Value VI, BlackRock Large Cap Core VI, BlackRock Large Cap Growth VI, BlackRock Large Cap Value VI, Eaton Vance VT Large - Cap Value, Janus Aspen Forty, Oppenheimer Main Street/VA, Oppenheimer Capital Appreciation/VA, Pioneer Fund VCT, Invesco V.I. Comstock Fund, American Funds – AFIS Growth – Income, TA Barrow Hanley Divided Focused, TA WMC Diversified Growth
Mid Cap	AllianceBernstein VPS Small / Mid Cap Value, Invesco VI Mid Cap Core Equity, Federated Kaufmann II, TA Morgan Stanley Mid-Cap Growth
Small Cap	BlackRock Value Opportunities VI, Oppenheimer Main Street Small Cap Fund®/ VA, Wanger USA, TA Systematic Small/Mid Cap Value
International	AllianceBernstein VPS International Value, Pioneer Emerging Markets VCT, Templeton Growth VIP, BlackRock International VI, American Funds – AFIS International, Wanger International, BlackRock Global Opportunities VI
Balanced	BlackRock Global Allocation VI, American Funds – AFIS Asset Allocation, TA AllianceBernstein Dynamic Allocation
Money Market	BlackRock Money Market VI
Fixed Income	EatonVance VT Floating - Rate Income, BlackRock Total Return VI, BlackRock U.S. Government Bond VI, BlackRock High Yield VI, PIMCO Total Return, PIMCO Real Return, Pioneer High Yield VCT, American Funds – AFIS Bond, PIMCO VIT Low Duration
Alternative	PIMCO CommodityRealReturn® Strategy, Pioneer Real Estate Shares VCT,

Appendix G – GMWB Tax Examples

The following examples illustrate how we intend to tax report a $5,000 payment received by you at various stages under a Contract with a GMWB benefit. Assume the Guaranteed Lifetime Amount is also $5,000. It should be noted that all taxable amounts received under your Contract will be treated as ordinary income. Please note that the tax consequences associated with payments received in accordance with the GMWB are unclear and a tax advisor should be consulted.

(1)	Before annuity payments begin, earnings (or gains) come out first from the Contract and are taxable as ordinary income. Thus, if taken as a pre-annuity date withdrawal, the entire $5,000 payment will consist of taxable earnings until the account value is reduced to an amount below the greater of (i) the investment in the Contract (generally equal to the total premium payments); or (ii) the $5,000 Guaranteed Lifetime Amount.

(2)	Over time, as withdrawals are made from the Contract, the account value may be reduced to zero, but the GMWB benefit still guarantees that $5,000 will be paid each year. The tax treatment of a $5,000 withdrawal may differ as the account value approaches and reaches zero:

Example 1

Year during which account value goes to zero

Assume the account value is $500. $500 of the withdrawal will be from the account value and $4,500 will be part of the GMWB benefit. If the investment in the Contract at the time of payment is $1,000, we will report $4,000 as taxable gain and we will reduce the investment in Contract to zero. Investment in the Contract after the payment equals zero.

Years after account value goes to zero

Full amount of the $5,000 payment is taxed as gain, because investment in the Contract is now zero.

Example 2

Year during which account value goes to zero

Assuming again an account value of $500, $500 of the withdrawal will be taken from the account value and $4,500 will be paid to you as part of the GMWB benefit. If investment in the Contract at the time of payment is $15,000, we will report the entire $5,000 payment as a nontaxable return of premiums, because investment in the Contract is greater than both the guaranteed lifetime payment and the account value. Investment in the Contract immediately after the payment would be reduced by the full amount of the nontaxable payment received by you, to $10,000.

Years after account value goes to zero

Assume the expected return under the Contract is $91,000 ($5,000 each year times the life expectancy of the covered person). The exclusion ratio for the annual $5,000 guaranteed lifetime payments will be 11 percent (which is calculated by dividing the investment in the Contract of $10,000 by the expected return of $91,000). Thus, $4,450 will be reported as taxable income and $550 may be excluded from each annual payment of $5000 until the entire $10,000 investment in the Contract is recovered. After the entire investment in the Contract is recovered, the full amount of each guaranteed lifetime payment will be taxable

MERRILL LYNCH INVESTOR CHOICE ANNUITY® (INVESTOR SERIES)

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY*

ML of New York Variable Annuity Separate Account A

Supplement Dated July 1, 2014

to the

Statement of Additional Information dated May 1, 2014

The following hereby amends and supplements your Statement of Additional Information:

*	Effective on or about July 1, 2014, Transamerica Advisors Life Insurance Company of New York (“TALICNY”) merged with and into its affiliate Transamerica Financial Life Insurance Company (“TFLIC”). Before the merger, the Merrill Lynch Investor Choice Annuity® contracts (“Contracts”) were issued by TALICNY. Upon consummation of the merger, TALICNY’s corporate existence ceased by operation of law, and TFLIC became responsible for all liabilities and obligations of TALICNY, including those created under the Contracts.

The following updates the Selling the Contract section of the Statement of Additional Information:

The Contracts are no longer sold to new purchasers.

The following hereby replaces the Financial Statements section of the Statement of Additional Information:

Financial Statements

The statutory basis financial statements and schedules of Transamerica Financial Life Insurance Company included in this Statement of Additional Information should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of Transamerica Financial Life Insurance Company to meet any obligations it may have under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Years Ended December 31, 2013 and 2012

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Financial Statements

Years Ended December 31, 2013 and 2012

The Board of Directors and Contract Owners

Of ML of New York Variable Annuity Separate Account A

Transamerica Advisors Life Insurance Company of New York

We have audited the accompanying statements of assets and liabilities of the subaccounts of Transamerica Advisors Life Insurance Company of New York ML of New York Variable Annuity Separate Account A (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Transamerica Advisors Life Insurance Company of New York ML of New York Variable Annuity Separate Account A, at December 31, 2013, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Des Moines, Iowa

April 21, 2014

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AllianceBernstein Global Thematic Growth Class A Shares	87,882.537	$1,419,794	$1,823,563	$—	$1,823,563	213,761	$8.530839	$8.530839
AllianceBernstein Growth and Income Class A Shares	30,885.057	509,461	858,605	(1)	858,604	47,856	17.941045	17.947360
AllianceBernstein International Value Class A Shares	7,224.827	103,181	108,300	—	108,300	15,040	7.091406	7.287349
AllianceBernstein Large Cap Growth Class A Shares	175,034.434	4,060,502	7,487,973	—	7,487,973	325,768	8.948703	24.794156
AllianceBernstein Small/Mid Cap Value Class A Shares	21,143.678	309,583	483,979	1	483,980	22,864	20.914909	21.700182
AllianceBernstein Value Class A Shares	22,289.370	249,061	316,955	—	316,955	22,209	14.192429	14.725687
American Century VP International Class I Shares	252,585.515	1,970,845	2,712,768	34	2,712,802	189,463	14.318349	14.318349
American Century VP Ultra® Class I Shares	26,798.867	222,793	394,479	—	394,479	24,328	15.917751	16.908731
American Funds - Asset Allocation Class 2 Shares	34,308.566	566,941	766,110	(6)	766,104	44,788	17.014489	17.653525
American Funds - Bond Class 2 Shares	47,142.663	509,611	500,184	(1)	500,183	42,704	11.535294	11.968561
American Funds - Growth Class 2 Shares	25,742.602	1,081,020	2,006,378	—	2,006,378	107,770	18.345671	19.034704
American Funds - Growth-Income Class 2 Shares	26,648.474	963,972	1,343,083	(1)	1,343,082	80,841	16.422054	17.038955
American Funds - International Class 2 Shares	248,767.730	4,179,101	5,261,437	4	5,261,441	286,040	18.139225	18.820574
BlackRock Basic Value V.I. Class I Shares	1,199,342.767	15,576,997	20,916,538	1	20,916,539	491,666	17.179249	53.983859
BlackRock Capital Appreciation V.I. Class I Shares	1,111,832.893	8,221,307	10,895,962	(8)	10,895,954	775,456	11.168738	17.854249
BlackRock Equity Dividend V.I. Class I Shares	160,336.171	1,522,344	1,728,424	—	1,728,424	41,016	42.140448	42.140448
BlackRock Global Allocation V.I. Class I Shares	2,042,893.334	30,882,241	35,975,352	5	35,975,357	1,043,722	18.591238	38.913743
BlackRock Global Opportunities V.I. Class I Shares	122,680.865	1,350,811	2,205,802	—	2,205,802	122,023	18.076958	18.076958
BlackRock Global Opportunities V.I. Class III Shares	290.197	3,860	5,203	1	5,204	498	10.331294	10.567091
BlackRock High Yield V.I. Class I Shares	1,072,985.862	7,302,884	8,229,802	39,153	8,268,955	284,136	17.069032	36.367746
BlackRock International V.I. Class I Shares	839,943.848	7,410,239	9,130,190	2	9,130,192	472,983	15.233221	20.471336
BlackRock Large Cap Core V.I. Class I Shares	534,229.520	15,205,032	18,056,958	—	18,056,958	443,913	17.212271	45.246146
BlackRock Large Cap Growth V.I. Class I Shares	366,401.560	3,597,487	5,210,230	1	5,210,231	351,582	14.770760	17.680386
BlackRock Large Cap Value V.I. Class I Shares	455,117.170	3,820,424	6,016,649	3	6,016,652	306,879	16.233975	19.940509
BlackRock Managed Volatility V.I. Class I Shares	189,833.058	2,218,433	2,735,494	67	2,735,561	106,639	25.652631	25.652631
BlackRock Money Market V.I. Class I Shares	13,283,573.810	13,283,574	13,283,574	(45)	13,283,529	993,795	9.918519	13.948571
BlackRock S&P 500 Index V.I. Class I Shares	719,035.494	10,716,442	13,970,860	39	13,970,899	585,164	12.244713	25.857814
BlackRock Total Return V.I. Class I Shares	946,831.192	10,819,795	10,898,027	26,422	10,924,449	466,453	12.366607	24.433394
BlackRock U.S. Government Bond V.I. Class I Shares	883,698.599	9,229,124	8,872,334	15,078	8,887,412	498,152	11.731681	20.211177
BlackRock Value Opportunities V.I. Class I Shares	497,317.500	7,984,393	13,666,285	1	13,666,286	234,857	18.382282	60.936393
Columbia - Select Smaller-Cap Value Class 1 Shares	55,601.666	670,206	1,027,519	(2)	1,027,517	69,741	14.728930	14.745415
Davis Value	448,857.340	4,947,750	6,050,597	54	6,050,651	381,349	14.506845	18.321455
Dreyfus VIF Appreciation Service Shares	21,420.594	800,217	1,021,548	—	1,021,548	58,863	17.144268	17.788584
Eaton Vance VT Floating-Rate Income	83,716.630	788,185	789,448	—	789,448	61,478	12.771768	13.251801
Eaton Vance VT Large-Cap Value	191,547.123	1,735,834	2,258,341	(7)	2,258,334	188,717	11.848101	12.171006
Federated Kaufmann II Primary Shares	116,426.121	1,518,852	2,237,710	2	2,237,712	115,721	18.899143	20.007695
Federated Managed Tail Risk II Primary Shares	38,787.397	231,981	273,839	1	273,840	20,333	13.223355	13.887870
Franklin Templeton Foreign Securities Class 2 Shares	38,299.991	501,417	660,292	11	660,303	37,233	17.504210	18.162212
Franklin Templeton Growth Securities Class 2 Shares	15,756.670	191,127	239,974	1	239,975	15,156	15.659335	16.247553
Invesco V.I. American Franchise Series I Shares	38,443.602	1,425,097	1,946,400	7	1,946,407	148,263	7.822033	16.055682
Invesco V.I. Comstock Series I Shares	604,693.145	7,500,978	10,733,303	4	10,733,307	604,173	17.075188	18.181374
Invesco V.I. Core Equity Series I Shares	114,539.775	2,873,248	4,401,764	55	4,401,819	279,317	15.469104	15.761794

See accompanying notes.

2

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
Invesco V.I. International Growth Series I Shares	29,083.503	$833,089	$1,027,229	$3	$1,027,232	69,561	$12.891372	$23.138580
Invesco V.I. Mid Cap Core Equity Series I Shares	18,048.896	216,321	273,080	—	273,080	15,611	17.311813	17.962060
Invesco V.I. Value Opportunities Series I Shares	12,388.411	67,323	115,956	(1)	115,955	8,558	13.549929	14.058888
Janus Aspen - Enterprise Service Shares	856.055	33,715	48,624	(4)	48,620	2,945	16.346441	16.798045
Janus Aspen - Forty Service Shares	3,066.056	98,169	160,661	(9)	160,652	9,951	15.949091	16.389617
MFS® Growth Initial Class	169,090.965	3,673,334	6,606,384	(7)	6,606,377	375,204	9.197938	26.744172
Oppenheimer Capital Appreciation Service Shares	2,833.480	144,322	162,557	(1)	162,556	10,732	15.014723	15.578783
Oppenheimer Main Street Small Cap Service Shares	5,790.570	87,288	159,414	1	159,415	7,527	20.751589	21.530798
Oppenheimer Main Street® Service Shares	6,568.688	161,688	203,564	—	203,564	12,206	16.553675	17.175475
PIMCO CommodityRealReturn® Strategy Administrative Class	166,955.770	1,309,651	998,396	5	998,401	100,522	9.804737	10.173266
PIMCO Low Duration Administrative Class	349,444.046	3,688,127	3,707,601	3	3,707,604	304,673	12.072596	12.405874
PIMCO Real Return Administrative Class	210,223.874	2,900,181	2,648,821	(7)	2,648,814	199,175	13.164691	13.659320
PIMCO Total Return Administrative Class	2,307,420.046	25,750,519	25,335,472	72	25,335,544	1,551,303	14.491676	18.908856
Pioneer Emerging Markets VCT Class II Shares	7,766.961	221,850	192,077	—	192,077	17,779	10.679797	11.018932
Pioneer Fund VCT Class II Shares	746.766	15,157	19,625	(7)	19,618	1,205	16.172184	16.779712
Pioneer High Yield VCT Class II Shares	28,156.078	284,620	293,949	20	293,969	18,173	15.912548	16.510394
Pioneer Real Estate Shares VCT Class II Shares	6,013.204	113,628	112,988	—	112,988	8,898	12.678811	12.976988
TA AllianceBernstein Dynamic Allocation Service Class	—	—	—	—	—	—	10.244689	10.485415
TA Morgan Stanley Mid-Cap Growth Service Class	44,025.688	1,233,666	1,635,995	(2)	1,635,993	111,666	14.610285	14.727641
TA Systematic Small/Mid Cap Value Service Class	116,512.797	2,267,991	2,715,913	—	2,715,913	168,556	15.989737	16.365540
TA WMC Diversified Growth Service Class	84,658.920	1,943,121	2,662,523	2	2,662,525	215,289	12.268528	12.556853
Wanger International	61,142.573	2,040,003	2,112,476	—	2,112,476	158,927	13.169419	13.533070
Wanger USA	19,690.913	636,174	809,887	(4)	809,883	39,185	20.389370	21.155644

See accompanying notes.

3

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
AllianceBernstein Global Thematic Growth Class A Shares	$1,600,700	$—	$21,205	$(21,205)	$—	$(64,394)	$(64,394)	$267,320	$202,926	$181,721	$(281,426)	$(99,705)	$1,500,995
AllianceBernstein Growth and Income Class A Shares	725,043	12,042	12,175	(133)	—	22,573	22,573	88,785	111,358	111,225	(62,280)	48,945	773,988
AllianceBernstein International Value Class A Shares	80,377	1,435	1,213	222	—	(1,854)	(1,854)	12,123	10,269	10,491	1,156	11,647	92,024
AllianceBernstein Large Cap Growth Class A Shares	6,796,083	20,204	94,601	(74,397)	—	137,614	137,614	941,940	1,079,554	1,005,157	(1,465,351)	(460,194)	6,335,889
AllianceBernstein Small/Mid Cap Value Class A Shares	627,536	3,480	8,500	(5,020)	20,281	43,836	64,117	26,135	90,252	85,232	(331,890)	(246,658)	380,878
AllianceBernstein Value Class A Shares	228,662	4,881	3,882	999	—	(12,659)	(12,659)	42,963	30,304	31,303	(10,832)	20,471	249,133
American Century VP International Class I Shares	2,884,459	25,566	38,908	(13,342)	—	81,941	81,941	438,092	520,033	506,691	(579,353)	(72,662)	2,811,797
American Century VP Ultra® Class I Shares	287,961	—	4,525	(4,525)	—	16,224	16,224	23,918	40,142	35,617	(5,384)	30,233	318,194
American Funds - Asset Allocation Class 2 Shares	617,716	12,543	11,140	1,403	—	(12,772)	(12,772)	101,299	88,527	89,930	(26,510)	63,420	681,136
American Funds - Bond Class 2 Shares	843,176	17,474	13,007	4,467	—	20,494	20,494	5,269	25,763	30,230	(195,102)	(164,872)	678,304
American Funds - Growth Class 2 Shares	1,634,433	12,800	27,336	(14,536)	—	152,005	152,005	114,761	266,766	252,230	(289,706)	(37,476)	1,596,957
American Funds - Growth-Income Class 2 Shares	966,668	14,851	16,094	(1,243)	—	(18,491)	(18,491)	166,036	147,545	146,302	(195,542)	(49,240)	917,428
American Funds - International Class 2 Shares	4,736,309	62,949	75,429	(12,480)	—	202,410	202,410	529,569	731,979	719,499	(1,158,683)	(439,184)	4,297,125
BlackRock Basic Value V.I. Class I Shares	18,512,536	315,569	258,227	57,342	—	(585,601)	(585,601)	2,722,269	2,136,668	2,194,010	(3,143,310)	(949,300)	17,563,236
BlackRock Capital Appreciation V.I. Class I Shares	13,714,165	93,496	192,833	(99,337)	150,764	1,192,743	1,343,507	400,593	1,744,100	1,644,763	(3,163,249)	(1,518,486)	12,195,679
BlackRock Equity Dividend V.I. Class I Shares	1,526,116	33,913	20,493	13,420	1,253	11,621	12,874	128,191	141,065	154,485	(153,988)	497	1,526,613
BlackRock Global Allocation V.I. Class I Shares	36,644,072	540,225	502,584	37,641	104,684	1,085,520	1,190,204	1,862,894	3,053,098	3,090,739	(4,072,255)	(981,516)	35,662,556
BlackRock Global Opportunities V.I. Class I Shares	2,061,167	21,246	28,001	(6,755)	—	123,169	123,169	137,484	260,653	253,898	(328,489)	(74,591)	1,986,576
BlackRock Global Opportunities V.I. Class III Shares	6,335	34	89	(55)	—	20	20	733	753	698	(2,946)	(2,248)	4,087
BlackRock High Yield V.I. Class I Shares	7,991,488	515,952	108,270	407,682	—	(97,082)	(97,082)	720,292	623,210	1,030,892	(1,383,635)	(352,743)	7,638,745
BlackRock International V.I. Class I Shares	9,062,540	149,474	122,996	26,478	—	(921,757)	(921,757)	1,993,294	1,071,537	1,098,015	(1,875,170)	(777,155)	8,285,385

See Accompanying Notes.

(1)	See Footnote 1

4

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
BlackRock Large Cap Core V.I. Class I Shares	$15,470,438	$229,260	$216,696	$12,564	$—	$(453,929)	$(453,929)	$2,117,503	$1,663,574	$1,676,138	$(1,392,040)	$284,098	$15,754,536
BlackRock Large Cap Growth V.I. Class I Shares	5,025,154	67,670	68,995	(1,325)	350,139	65,767	415,906	260,498	676,404	675,079	(911,887)	(236,808)	4,788,346
BlackRock Large Cap Value V.I. Class I Shares	5,938,377	82,931	79,008	3,923	—	363,093	363,093	304,975	668,068	671,991	(961,105)	(289,114)	5,649,263
BlackRock Managed Volatility V.I. Class I Shares	2,667,796	37,599	36,651	948	—	24,665	24,665	194,048	218,713	219,661	(221,034)	(1,373)	2,666,423
BlackRock Money Market V.I. Class I Shares	14,043,751	4	173,490	(173,486)	418	—	418	—	418	(173,068)	(2,896,395)	(3,069,463)	10,974,288
BlackRock S&P 500 Index V.I. Class I Shares	11,273,825	212,399	161,633	50,766	249,386	385,422	634,808	844,171	1,478,979	1,529,745	(1,412,816)	116,929	11,390,754
BlackRock Total Return V.I. Class I Shares	13,375,318	451,656	176,289	275,367	—	(55,647)	(55,647)	629,200	573,553	848,920	(1,770,071)	(921,151)	12,454,167
BlackRock U.S. Government Bond V.I. Class I Shares	13,048,787	288,437	166,181	122,256	42,067	165,727	207,794	(216,132)	(8,338)	113,918	(2,097,042)	(1,983,124)	11,065,663
BlackRock Value Opportunities V.I. Class I Shares	11,333,705	53,214	156,911	(103,697)	—	(421,971)	(421,971)	1,842,917	1,420,946	1,317,249	(1,413,556)	(96,307)	11,237,398
Columbia - Select Smaller-Cap Value Class 1 Shares	889,487	—	13,917	(13,917)	—	(1,125)	(1,125)	152,958	151,833	137,916	(181,728)	(43,812)	845,675
Davis Value	5,678,634	86,133	77,412	8,721	315,804	297,216	613,020	(9,580)	603,440	612,161	(1,038,964)	(426,803)	5,251,831
Dreyfus VIF Appreciation Service Shares	1,472,006	40,570	16,952	23,618	—	108,970	108,970	(10,640)	98,330	121,948	(391,686)	(269,738)	1,202,268
Eaton Vance VT Floating-Rate Income	608,945	34,703	12,031	22,672	8,670	15,994	24,664	(3,544)	21,120	43,792	174,468	218,260	827,205
Eaton Vance VT Large-Cap Value	2,826,028	30,400	34,733	(4,333)	—	24,073	24,073	324,516	348,589	344,256	(971,131)	(626,875)	2,199,153
Federated Kaufmann II Primary Shares	1,816,311	—	26,120	(26,120)	—	35,033	35,033	266,125	301,158	275,038	(298,900)	(23,862)	1,792,449
Federated Managed Tail Risk II Primary Shares	402,662	2,231	5,796	(3,565)	22,712	13,583	36,295	2,025	38,320	34,755	(56,385)	(21,630)	381,032
Franklin Templeton Foreign Securities Class 2 Shares	639,596	20,265	9,263	11,002	—	(33,588)	(33,588)	126,088	92,500	103,502	(50,662)	52,840	692,436
Franklin Templeton Growth Securities Class 2 Shares	127,424	2,013	1,589	424	—	(7,294)	(7,294)	27,123	19,829	20,253	(40,638)	(20,385)	107,039
Invesco V.I. American Franchise Series I Shares	43,468	—	15,120	(15,120)	—	(14,456)	(14,456)	(34,584)	(49,040)	(64,160)	1,580,714	1,516,554	1,560,022
Invesco V.I. Comstock Series I Shares	10,517,268	171,221	145,299	25,922	—	334,714	334,714	1,304,929	1,639,643	1,665,565	(2,966,728)	(1,301,163)	9,216,105
Invesco V.I. Core Equity Series I Shares	4,098,085	39,126	55,988	(16,862)	—	93,961	93,961	401,009	494,970	478,108	(617,256)	(139,148)	3,958,937

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
Invesco V.I. International Growth Series I Shares	$1,682,694	$18,109	$22,585	$(4,476)	$—	$(14,760)	$(14,760)	$193,837	$179,077	$174,601	$(823,173)	$(648,572)	$1,034,122
Invesco V.I. Mid Cap Core Equity Series I Shares	243,009	155	3,725	(3,570)	2,010	5,016	7,026	20,036	27,062	23,492	(22,997)	495	243,504
Invesco V.I. Value Opportunities Series I Shares	127,646	1,283	1,562	(279)	—	(23,122)	(23,122)	41,934	18,812	18,533	(57,273)	(38,740)	88,906
Janus Aspen - Enterprise Service Shares	44,146	—	673	(673)	—	44	44	7,400	7,444	6,771	(159)	6,612	50,758
Janus Aspen - Forty Service Shares	121,008	796	1,896	(1,100)	—	1,883	1,883	25,822	27,705	26,605	(5,656)	20,949	141,957
MFS® Growth Initial Class	6,266,614	—	92,476	(92,476)	—	456,640	456,640	580,329	1,036,969	944,493	(1,248,133)	(303,640)	5,962,974
Oppenheimer Capital Appreciation Service Shares	55,249	274	862	(588)	—	1,366	1,366	6,286	7,652	7,064	(1,257)	5,807	61,056
Oppenheimer Main Street Small Cap Service Shares	116,859	487	1,694	(1,207)	—	(2,766)	(2,766)	20,282	17,516	16,309	(20,681)	(4,372)	112,487
Oppenheimer Main Street® Service Shares	56,028	405	837	(432)	—	118	118	8,723	8,841	8,409	(531)	7,878	63,906
PIMCO CommodityRealReturn® Strategy Administrative Class	1,040,746	29,387	16,174	13,213	34,150	(18,549)	15,601	16,590	32,191	45,404	(42,090)	3,314	1,044,060
PIMCO Low Duration Administrative Class	1,603,650	43,270	35,506	7,764	—	5,693	5,693	76,689	82,382	90,146	1,028,588	1,118,734	2,722,384
PIMCO Real Return Administrative Class	2,813,912	35,939	49,967	(14,028)	177,677	146,592	324,269	(88,691)	235,578	221,550	442,023	663,573	3,477,485
PIMCO Total Return Administrative Class	30,693,700	797,710	453,162	344,548	596,784	642,805	1,239,589	797,819	2,037,408	2,381,956	(1,265,673)	1,116,283	31,809,983
Pioneer Emerging Markets VCT Class II Shares	176,629	379	2,561	(2,182)	5,610	(3,471)	2,139	17,552	19,691	17,509	(7,242)	10,267	186,896
Pioneer Fund VCT Class II Shares	14,074	189	220	(31)	495	523	1,018	134	1,152	1,121	(91)	1,030	15,104
Pioneer High Yield VCT Class II Shares	327,937	15,838	4,377	11,461	13,290	4,919	18,209	10,215	28,424	39,885	(137,469)	(97,584)	230,353
Pioneer Real Estate Shares VCT Class II Shares	55,173	1,434	988	446	—	462	462	7,362	7,824	8,270	23,071	31,341	86,514
TA AllianceBernstein Dynamic Allocation Service Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Morgan Stanley Mid-Cap Growth Service Class	1,383,772	—	20,116	(20,116)	67,638	24,594	92,232	34,416	126,648	106,532	(120,571)	(14,039)	1,369,733
TA Systematic Small/Mid Cap Value Service Class	511,651	1,405	8,451	(7,046)	125,399	(3,067)	122,332	(41,914)	80,418	73,372	95,007	168,379	680,030
TA WMC Diversified Growth Service Class	3,902,427	4,106	54,751	(50,645)	—	103,785	103,785	399,028	502,813	452,168	(949,473)	(497,305)	3,405,122

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
Wanger International	$1,255,105	$16,307	$20,459	$(4,152)	$121,701	$(44,279)	$77,422	$172,859	$250,281	$246,129	$(152,228)	$93,901	$1,349,006
Wanger USA	485,833	1,545	7,344	(5,799)	23,262	21,732	44,994	43,927	88,921	83,122	(76,561)	6,561	492,394

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
AllianceBernstein Global Thematic Growth Class A Shares	$1,500,995	$4,406	$21,912	$(17,506)	$—	$14,740	$14,740	$326,842	$341,582	$324,076	$(1,508)	$322,568	$1,823,563
AllianceBernstein Growth and Income Class A Shares	773,988	12,183	14,067	(1,884)	—	96,534	96,534	150,550	247,084	245,200	(160,584)	84,616	858,604
AllianceBernstein International Value Class A Shares	92,024	6,180	1,410	4,770	—	(2,046)	(2,046)	16,547	14,501	19,271	(2,995)	16,276	108,300
AllianceBernstein Large Cap Growth Class A Shares	6,335,889	5,050	93,524	(88,474)	—	311,585	311,585	1,873,722	2,185,307	2,096,833	(944,749)	1,152,084	7,487,973
AllianceBernstein Small/Mid Cap Value Class A Shares	380,878	2,628	6,600	(3,972)	24,389	11,370	35,759	99,838	135,597	131,625	(28,523)	103,102	483,980
AllianceBernstein Value Class A Shares	249,133	6,551	4,547	2,004	—	(5,035)	(5,035)	86,929	81,894	83,898	(16,076)	67,822	316,955
American Century VP International Class I Shares	2,811,797	50,084	36,298	13,786	—	195,130	195,130	316,242	511,372	525,158	(624,153)	(98,995)	2,712,802
American Century VP Ultra® Class I Shares	318,194	2,077	5,165	(3,088)	—	45,066	45,066	67,427	112,493	109,405	(33,120)	76,285	394,479
American Funds - Asset Allocation Class 2 Shares	681,136	10,478	12,574	(2,096)	—	7,460	7,460	134,934	142,394	140,298	(55,330)	84,968	766,104
American Funds - Bond Class 2 Shares	678,304	9,355	9,522	(167)	6,361	9,754	16,115	(37,695)	(21,580)	(21,747)	(156,374)	(178,121)	500,183
American Funds - Growth Class 2 Shares	1,596,957	16,574	28,068	(11,494)	—	99,736	99,736	340,515	440,251	428,757	(19,336)	409,421	2,006,378
American Funds - Growth-Income Class 2 Shares	917,428	16,103	18,235	(2,132)	—	5,238	5,238	296,176	301,414	299,282	126,372	425,654	1,343,082
American Funds - International Class 2 Shares	4,297,125	65,107	76,691	(11,584)	—	85,213	85,213	795,525	880,738	869,154	95,162	964,316	5,261,441
BlackRock Basic Value V.I. Class I Shares	17,563,236	276,229	273,753	2,476	—	314,155	314,155	5,673,149	5,987,304	5,989,780	(2,636,477)	3,353,303	20,916,539
BlackRock Capital Appreciation V.I. Class I Shares	12,195,679	151	161,586	(161,435)	1,530,300	1,342,987	2,873,287	387,791	3,261,078	3,099,643	(4,399,368)	(1,299,725)	10,895,954
BlackRock Equity Dividend V.I. Class I Shares	1,526,613	31,849	22,258	9,591	23,955	35,727	59,682	268,291	327,973	337,564	(135,753)	201,811	1,728,424
BlackRock Global Allocation V.I. Class I Shares	35,662,556	400,069	495,424	(95,355)	1,297,129	1,247,309	2,544,438	2,021,243	4,565,681	4,470,326	(4,157,525)	312,801	35,975,357
BlackRock Global Opportunities V.I. Class I Shares	1,986,576	7,116	28,103	(20,987)	—	138,336	138,336	398,757	537,093	516,106	(296,880)	219,226	2,205,802
BlackRock Global Opportunities V.I. Class III Shares	4,087	6	67	(61)	—	11	11	1,178	1,189	1,128	(11)	1,117	5,204
BlackRock High Yield V.I. Class I Shares	7,638,745	456,115	107,323	348,792	—	(2,435)	(2,435)	249,847	247,412	596,204	34,006	630,210	8,268,955
BlackRock International V.I. Class I Shares	8,285,385	184,205	120,598	63,607	—	(335,478)	(335,478)	1,971,828	1,636,350	1,699,957	(855,150)	844,807	9,130,192

See Accompanying Notes.

(1)	See Footnote 1

8

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
BlackRock Large Cap Core V.I. Class I Shares	$15,754,536	$170,696	$230,527	$(59,831)	$—	$(235,561)	$(235,561)	$4,956,395	$4,720,834	$4,661,003	$(2,358,581)	$2,302,422	$18,056,958
BlackRock Large Cap Growth V.I. Class I Shares	4,788,346	32,433	66,333	(33,900)	380,920	91,381	472,301	953,576	1,425,877	1,391,977	(970,092)	421,885	5,210,231
BlackRock Large Cap Value V.I. Class I Shares	5,649,263	66,990	80,101	(13,111)	401,551	635,241	1,036,792	620,146	1,656,938	1,643,827	(1,276,438)	367,389	6,016,652
BlackRock Managed Volatility V.I. Class I Shares	2,666,423	39,331	36,380	2,951	60,353	44,752	105,105	176,804	281,909	284,860	(215,722)	69,138	2,735,561
BlackRock Money Market V.I. Class I Shares	10,974,288	4	174,233	(174,229)	511	—	511	—	511	(173,718)	2,482,959	2,309,241	13,283,529
BlackRock S&P 500 Index V.I. Class I Shares	11,390,754	213,084	172,036	41,048	413,342	438,022	851,364	2,392,752	3,244,116	3,285,164	(705,019)	2,580,145	13,970,899
BlackRock Total Return V.I. Class I Shares	12,454,167	361,158	158,107	203,051	—	(29,412)	(29,412)	(465,466)	(494,878)	(291,827)	(1,237,891)	(1,529,718)	10,924,449
BlackRock U.S. Government Bond V.I. Class I Shares	11,065,663	246,306	142,178	104,128	68,609	14,336	82,945	(665,460)	(582,515)	(478,387)	(1,699,864)	(2,178,251)	8,887,412
BlackRock Value Opportunities V.I. Class I Shares	11,237,398	64,663	169,945	(105,282)	—	176,432	176,432	4,172,689	4,349,121	4,243,839	(1,814,951)	2,428,888	13,666,286
Columbia - Select Smaller-Cap Value Class 1 Shares	845,675	—	14,895	(14,895)	—	75,644	75,644	297,379	373,023	358,128	(176,286)	181,842	1,027,517
Davis Value	5,251,831	48,342	81,057	(32,715)	408,815	320,232	729,047	862,737	1,591,784	1,559,069	(760,249)	798,820	6,050,651
Dreyfus VIF Appreciation Service Shares	1,202,268	20,073	15,971	4,102	2,986	149,472	152,458	27,644	180,102	184,204	(364,924)	(180,720)	1,021,548
Eaton Vance VT Floating-Rate Income	827,205	26,559	11,152	15,407	3,431	6,070	9,501	(7,634)	1,867	17,274	(55,031)	(37,757)	789,448
Eaton Vance VT Large-Cap Value	2,199,153	19,887	31,737	(11,850)	—	146,070	146,070	396,245	542,315	530,465	(471,284)	59,181	2,258,334
Federated Kaufmann II Primary Shares	1,792,449	—	28,449	(28,449)	175,384	109,742	285,126	403,304	688,430	659,981	(214,718)	445,263	2,237,712
Federated Managed Tail Risk II Primary Shares	381,032	2,920	4,084	(1,164)	5,969	31,992	37,961	8,989	46,950	45,786	(152,978)	(107,192)	273,840
Franklin Templeton Foreign Securities Class 2 Shares	692,436	14,877	9,102	5,775	—	40,639	40,639	78,157	118,796	124,571	(156,704)	(32,133)	660,303
Franklin Templeton Growth Securities Class 2 Shares	107,039	3,679	2,064	1,615	—	9,246	9,246	25,977	35,223	36,838	96,098	132,936	239,975
Invesco V.I. American Franchise Series I Shares	1,560,022	7,571	23,460	(15,889)	—	32,181	32,181	553,344	585,525	569,636	(183,251)	386,385	1,946,407
Invesco V.I. Comstock Series I Shares	9,216,105	171,196	148,652	22,544	—	824,695	824,695	2,140,909	2,965,604	2,988,148	(1,470,946)	1,517,202	10,733,307
Invesco V.I. Core Equity Series I Shares	3,958,937	57,977	57,896	81	—	195,297	195,297	833,855	1,029,152	1,029,233	(586,351)	442,882	4,401,819

See Accompanying Notes.

(1)	See Footnote 1

9

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
Invesco V.I. International Growth Series I Shares	$1,034,122	$13,217	$16,442	$(3,225)	$—	$36,809	$36,809	$138,044	$174,853	$171,628	$(178,518)	$(6,890)	$1,027,232
Invesco V.I. Mid Cap Core Equity Series I Shares	243,504	2,161	4,560	(2,399)	21,813	19,746	41,559	29,617	71,176	68,777	(39,201)	29,576	273,080
Invesco V.I. Value Opportunities Series I Shares	88,906	1,528	1,703	(175)	—	1,253	1,253	26,878	28,131	27,956	(907)	27,049	115,955
Janus Aspen - Enterprise Service Shares	50,758	207	790	(583)	—	5,040	5,040	10,390	15,430	14,847	(16,985)	(2,138)	48,620
Janus Aspen - Forty Service Shares	141,957	914	2,129	(1,215)	—	8,599	8,599	32,810	41,409	40,194	(21,499)	18,695	160,652
MFS® Growth Initial Class	5,962,974	13,934	89,399	(75,465)	44,138	734,178	778,316	1,157,000	1,935,316	1,859,851	(1,216,448)	643,403	6,606,377
Oppenheimer Capital Appreciation Service Shares	61,056	505	1,130	(625)	—	14,139	14,139	10,164	24,303	23,678	77,822	101,500	162,556
Oppenheimer Main Street Small Cap Service Shares	112,487	928	1,748	(820)	1,602	5,090	6,692	36,784	43,476	42,656	4,272	46,928	159,415
Oppenheimer Main Street® Service Shares	63,906	1,451	2,072	(621)	—	4,288	4,288	34,108	38,396	37,775	101,883	139,658	203,564
PIMCO CommodityRealReturn® Strategy Administrative Class	1,044,060	16,060	14,487	1,573	—	(25,209)	(25,209)	(139,205)	(164,414)	(162,841)	117,182	(45,659)	998,401
PIMCO Low Duration Administrative Class	2,722,384	40,606	43,863	(3,257)	—	9,490	9,490	(47,750)	(38,260)	(41,517)	1,026,737	985,220	3,707,604
PIMCO Real Return Administrative Class	3,477,485	46,536	47,388	(852)	20,498	13,187	33,685	(378,202)	(344,517)	(345,369)	(483,302)	(828,671)	2,648,814
PIMCO Total Return Administrative Class	31,809,983	625,727	419,445	206,282	219,462	558,216	777,678	(1,975,970)	(1,198,292)	(992,010)	(5,482,429)	(6,474,439)	25,335,544
Pioneer Emerging Markets VCT Class II Shares	186,896	1,661	2,525	(864)	—	(1,045)	(1,045)	(4,712)	(5,757)	(6,621)	11,802	5,181	192,077
Pioneer Fund VCT Class II Shares	15,104	179	257	(78)	770	74	844	3,902	4,746	4,668	(154)	4,514	19,618
Pioneer High Yield VCT Class II Shares	230,353	12,213	3,454	8,759	13,730	515	14,245	821	15,066	23,825	39,791	63,616	293,969
Pioneer Real Estate Shares VCT Class II Shares	86,514	2,498	1,826	672	5,444	2,080	7,524	(8,845)	(1,321)	(649)	27,123	26,474	112,988
TA AllianceBernstein Dynamic Allocation Service Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Morgan Stanley Mid-Cap Growth Service Class	1,369,733	8,764	21,970	(13,206)	30,161	77,854	108,015	367,912	475,927	462,721	(196,461)	266,260	1,635,993
TA Systematic Small/Mid Cap Value Service Class	680,030	7,522	28,355	(20,833)	5,148	15,499	20,647	501,438	522,085	501,252	1,534,631	2,035,883	2,715,913
TA WMC Diversified Growth Service Class	3,405,122	19,569	43,986	(24,417)	—	326,995	326,995	487,222	814,217	789,800	(1,532,397)	(742,597)	2,662,525

See Accompanying Notes.

(1)	See Footnote 1

10

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
Wanger International	$1,349,006	$51,141	$26,739	$24,402	$132,591	$(20,222)	$112,369	$176,858	$289,227	$313,629	$449,841	$763,470	$2,112,476
Wanger USA	492,394	837	9,763	(8,926)	53,083	30,912	83,995	104,630	188,625	179,699	137,790	317,489	809,883

See Accompanying Notes.

(1)	See Footnote 1

11

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

ML of New York Variable Annuity Separate Account A (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company of New York (TALICNY), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Merrill Lynch Investor Choice Annuity® NY, Merrill Lynch Retirement Power® NY, Merrill Lynch Retirement Optimizer® NY, and Merrill Lynch Retirement Plus® NY.

In the prior year, both Service Class and Initial Class were presented together within one subaccount. For the current year presentation, Service Class and Initial Class shares have been restated and now are reflected separately.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AllianceBernstein Variable Products Series Fund, Inc.	AllianceBernstein Variable Products Series Fund, Inc.
AllianceBernstein Global Thematic Growth Class A	AllianceBernstein Global Thematic Growth Portfolio Class A
AllianceBernstein Growth and Income Class A	AllianceBernstein Growth and Income Portfolio Class A
AllianceBernstein International Value Class A	AllianceBernstein International Value Portfolio Class A
AllianceBernstein Large Cap Growth Class A	AllianceBernstein Large Cap Growth Portfolio Class A
AllianceBernstein Small/Mid Cap Value Class A	AllianceBernstein Small/Mid Cap Value Portfolio Class A
AllianceBernstein Value Class A	AllianceBernstein Value Portfolio Class A
American Century Variable Series Funds, Inc.	American Century Variable Series Funds, Inc.
American Century VP International Class I	American Century VP International Fund Class I
American Century VP Ultra® Class I	American Century VP Ultra® Fund Class I
American Funds Insurance Series ®	American Funds Insurance Series ®
American Funds - Asset Allocation Class 2 Shares	American Funds - Asset Allocation Fund Class 2 Shares
American Funds - Bond Class 2 Shares	American Funds - Bond Fund Class 2 Shares
American Funds - Growth Class 2 Shares	American Funds - Growth Fund Class 2 Shares
American Funds - Growth-Income Class 2	American Funds - Growth-Income Fund Class 2
American Funds - International Class 2 Shares	American Funds - International Fund Class 2 Shares
BlackRock Variable Series Funds, Inc.	BlackRock Variable Series Funds, Inc.
BlackRock Basic Value V.I. Class I	BlackRock Basic Value V.I. Fund Class I
BlackRock Capital Appreciation V.I. Class I	BlackRock Capital Appreciation V.I. Fund Class I
BlackRock Equity Dividend V.I. Class I Shares	BlackRock Equity Dividend V.I. Fund Class I Shares
BlackRock Global Allocation V.I.	BlackRock Global Allocation V.I.
BlackRock Global Opportunities V.I. Class I Shares	BlackRock Global Opportunities V.I. Fund Class I Shares
BlackRock Variable Series Funds, Inc.	BlackRock Variable Series Funds, Inc.
BlackRock Global Opportunities V.I. Class III Shares	BlackRock Global Opportunities V.I. Fund Class III Shares
BlackRock Variable Series Funds, Inc.	BlackRock Variable Series Funds, Inc.
BlackRock High Yield V.I.	BlackRock High Yield V.I.

12

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
BlackRock Variable Series Funds, Inc.	BlackRock Variable Series Funds, Inc.
BlackRock International V.I. Class I Shares	BlackRock International V.I. Fund Class I Shares
BlackRock Large Cap Core V.I. Class I Shares	BlackRock Large Cap Core V.I. Fund Class I Shares
BlackRock Large Cap Growth V.I. Class I Shares	BlackRock Large Cap Growth V.I. Fund Class I Shares
BlackRock Large Cap Value V.I. Class I Shares	BlackRock Large Cap Value V.I. Fund Class I Shares
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Managed Volatility V.I. Fund Class I Shares
BlackRock Money Market V.I.	BlackRock Money Market V.I.
BlackRock S&P 500 Index V.I. Class I Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares
BlackRock Total Return V.I. Class I	BlackRock Total Return V.I. Fund Class I
BlackRock U.S. Government Bond V.I. Class I Shares	BlackRock U.S. Government Bond V.I. Fund Class I Shares
BlackRock Value Opportunities V.I. Class I Shares	BlackRock Value Opportunities V.I. Fund Class I Shares
Columbia Funds Variable Insurance Trust II	Columbia Funds Variable Insurance Trust II
Columbia - Select Smaller-Cap Value Class I	Columbia - Select Smaller-Cap Value Fund Class I
Davis Variable Account Fund, Inc.	Davis Variable Account Fund, Inc.
Davis Value	Davis Value Portfolio
Dreyfus Variable Investment Fund	Dreyfus Variable Investment Fund
Dreyfus Appreciation Service Class	Dreyfus Appreciation Portfolio Service Class
Eaton Vance Variable Trust	Eaton Vance Variable Trust
Eaton Vance VT Floating-Rate Income	Eaton Vance VT Floating-Rate Income Fund
Eaton Vance VT Large-Cap Value	Eaton Vance VT Large-Cap Value Fund
Federated Insurance Series	Federated Insurance Series
Federated Kaufmann Primary Shares	Federated Kaufmann Fund Primary Shares
Federated Managed Tail Risk Primary Shares	Federated Managed Tail Risk Fund Primary Shares
Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust
Franklin Templeton Foreign Securities Class 2	Franklin Templeton Foreign Securities Fund Class 2
Franklin Templeton Growth Securities Class 2	Franklin Templeton Growth Securities Fund Class 2
AIM Variable Insurance Funds- (Invesco Variable Insurance)	AIM Variable Insurance Funds- (Invesco Variable Insurance)
Invesco V.I. American Franchise Series I Shares	Invesco V.I. American Franchise Fund Series I Shares
Invesco V.I. Comstock Series I Shares	Invesco V.I. Comstock Fund Series I Shares
Invesco V.I. Core Equity Series I	Invesco V.I. Core Equity Fund Series I
Invesco V.I. International Growth Series I	Invesco V.I. International Growth Fund Series I
Invesco V.I. Mid Cap Core Equity Series I	Invesco V.I. Mid Cap Core Equity Fund Series I
Invesco V.I. Value Opportunities Series I	Invesco V.I. Value Opportunities Fund Series I
Janus Aspen Series	Janus Aspen Series
Janus Aspen - Enterprise Service Shares	Janus Aspen - Enterprise Portfolio Service Shares
Janus Aspen - Forty Service Shares	Janus Aspen - Forty Portfolio Service Shares
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth Initial Class	MFS® Growth Series Initial Class
Oppenheimer Variable Account Funds	Oppenheimer Variable Account Funds
Oppenheimer Capital Appreciation Service Class	Oppenheimer Capital Appreciation Service Fund®/VA Class
Oppenheimer Main Street Service Class	Oppenheimer Main Street Service Fund®/VA Class
Oppenheimer Main Street Small Cap Service Class	Oppenheimer Main Street Small Cap Fund®/VA Service Class

13

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
PIMCO Variable Insurance Trust	PIMCO Variable Insurance Trust
PIMCO CommodityRealReturn® Strategy Administrative Class Shares	PIMCO CommodityRealReturn® Strategy Administrative Portfolio Class Shares
PIMCO Low Duration Administrative Class	PIMCO Low Duration Administrative Portfolio Class
PIMCO Real Return Administrative Class	PIMCO Real Return Administrative Portfolio Class
PIMCO Total Return Administrative Class	PIMCO Total Return Administrative Portfolio Class
Pioneer Variable Contracts Trust	Pioneer Variable Contracts Trust
Pioneer Emerging Markets VCT Class II Shares	Pioneer Emerging Markets VCT Portfolio Class II Shares
Pioneer Fund VCT Class II Shares	Pioneer Fund VCT Portfolio Class II Shares
Pioneer High Yield VCT Class II Shares	Pioneer High Yield VCT Portfolio Class II Shares
Pioneer Real Estate Shares VCT Class II Shares	Pioneer Real Estate Shares VCT Portfolio Class II Shares
Transamerica Series Trust	Transamerica Series Trust
TA AllianceBernstein Dynamic Allocation Service Class	Transamerica AllianceBernstein Dynamic Allocation VP Service Class
TA Morgan Stanley Mid-Cap Growth Service Class	Transamerica Morgan Stanley Mid-Cap Growth VP Service Class
TA Systematic Small/Mid Cap Value Service Class	Transamerica Systematic Small/Mid Cap Value VP Service Class
TA WMC Diversified Growth Service Class	Transamerica WMC Diversified Growth VP Service Class
Wanger Advisors Trust	Wanger Advisors Trust
Wanger International	Wanger International
Wanger USA	Wanger USA

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
TA Morgan Stanley Mid-Cap Growth Service Class	December 30, 2011
Columbia - Select Smaller-Cap Value Class I	March 11, 2011

The following subaccount name changes were made effective during the fiscal year ended December 31, 2013:

Subaccount	Formerly
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Balanced Captial V.I. Class I Shares
Federated Managed Tail Risk Primary Shares	Federated Capital Appreciation Primary Shares
Invesco V.I. American Franchise Series I Shares	Invesco Van Kampen V.I. American Franchise Series I Shares
Invesco V.I. Comstock Series I Shares	Invesco Van Kampen V.I. Comstock Fund Series I Shares
Invesco V.I. Value Opportunities Series I Shares	Invesco Van Kampen V.I. Value Opportunities Series I Shares
Oppenheimer Main Street Small Cap Service Class	Oppenheimer Main Street Small- & Mid-Cap Service Class

14

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2013.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

15

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2013 were as follows:

Subaccount	Purchases	Sales
AllianceBernstein Global Thematic Growth Class A Shares	$20,247	$39,260
AllianceBernstein Growth and Income Class A Shares	113,296	275,761
AllianceBernstein International Value Class A Shares	6,270	4,493
AllianceBernstein Large Cap Growth Class A Shares	57,304	1,090,521
AllianceBernstein Small/Mid Cap Value Class A Shares	27,018	35,124
AllianceBernstein Value Class A Shares	6,551	20,623
American Century VP International Class I Shares	183,570	793,971
American Century VP Ultra® Class I Shares	101,691	137,897
American Funds - Asset Allocation Class 2 Shares	10,662	68,085
American Funds - Bond Class 2 Shares	68,148	218,328
American Funds - Growth Class 2 Shares	172,021	202,851
American Funds - Growth-Income Class 2 Shares	200,319	76,079
American Funds - International Class 2 Shares	688,614	605,037
BlackRock Basic Value V.I. Class I Shares	1,200,118	3,834,129
BlackRock Capital Appreciation V.I. Class I Shares	1,826,872	4,857,376
BlackRock Equity Dividend V.I. Class I Shares	77,961	180,168
BlackRock Global Allocation V.I. Class I Shares	2,840,080	5,795,828
BlackRock Global Opportunities V.I. Class I Shares	36,738	354,618
BlackRock Global Opportunities V.I. Class III Shares	6	78
BlackRock High Yield V.I. Class I Shares	1,362,282	984,110
BlackRock International V.I. Class I Shares	783,509	1,575,042
BlackRock Large Cap Core V.I. Class I Shares	407,695	2,826,107
BlackRock Large Cap Growth V.I. Class I Shares	509,513	1,132,593
BlackRock Large Cap Value V.I. Class I Shares	578,082	1,466,077
BlackRock Managed Volatility V.I. Class I Shares	116,253	268,737
BlackRock Money Market V.I. Class I Shares	8,290,947	5,981,659
BlackRock S&P 500 Index V.I. Class I Shares	1,692,244	1,942,918
BlackRock Total Return V.I. Class I Shares	498,110	1,525,363
BlackRock U.S. Government Bond V.I. Class I Shares	859,978	2,379,799
BlackRock Value Opportunities V.I. Class I Shares	411,981	2,332,205
Columbia - Select Smaller-Cap Value Class 1 Shares	126,369	317,549
Davis Value	784,395	1,168,604
Dreyfus VIF Appreciation Service Shares	240,051	597,886
Eaton Vance VT Floating-Rate Income	319,397	355,585
Eaton Vance VT Large-Cap Value	389,315	872,448
Federated Kaufmann II Primary Shares	323,275	391,060

16

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

2. Investments (continued)

Subaccount	Purchases	Sales
Federated Managed Tail Risk II Primary Shares	$24,500	$172,674
Franklin Templeton Foreign Securities Class 2 Shares	43,630	194,563
Franklin Templeton Growth Securities Class 2 Shares	119,312	21,600
Invesco V.I. American Franchise Series I Shares	7,861	207,006
Invesco V.I. Comstock Series I Shares	1,610,295	3,058,699
Invesco V.I. Core Equity Series I Shares	102,546	688,872
Invesco V.I. International Growth Series I Shares	116,830	298,575
Invesco V.I. Mid Cap Core Equity Series I Shares	58,227	78,015
Invesco V.I. Value Opportunities Series I Shares	1,528	2,609
Janus Aspen - Enterprise Service Shares	208	17,775
Janus Aspen - Forty Service Shares	914	23,625
MFS® Growth Initial Class	580,778	1,828,545
Oppenheimer Capital Appreciation Service Shares	154,803	77,606
Oppenheimer Main Street Small Cap Service Shares	19,796	14,742
Oppenheimer Main Street® Service Shares	117,006	15,744
PIMCO CommodityRealReturn® Strategy Administrative Class	251,832	133,078
PIMCO Low Duration Administrative Class	1,481,792	458,314
PIMCO Real Return Administrative Class	559,072	1,022,703
PIMCO Total Return Administrative Class	2,704,807	7,761,557
Pioneer Emerging Markets VCT Class II Shares	15,547	4,607
Pioneer Fund VCT Class II Shares	949	410
Pioneer High Yield VCT Class II Shares	70,454	8,188
Pioneer Real Estate Shares VCT Class II Shares	48,716	15,476
TA AllianceBernstein Dynamic Allocation Service Class	—	—
TA Morgan Stanley Mid-Cap Growth Service Class	271,407	450,911
TA Systematic Small/Mid Cap Value Service Class	1,861,674	342,728
TA WMC Diversified Growth Service Class	223,266	1,780,080
Wanger International	820,674	213,838
Wanger USA	307,585	125,637

17

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

3. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
AllianceBernstein Global Thematic Growth Class A Shares	3,676	(3,884)	(208)	3,951	(45,524)	(41,573)
AllianceBernstein Growth and Income Class A Shares	918,387	(927,838)	(9,451)	129,049	(133,839)	(4,790)
AllianceBernstein International Value Class A Shares	—	(459)	(459)	—	215	215
AllianceBernstein Large Cap Growth Class A Shares	387,355	(435,566)	(48,211)	11,192	(99,908)	(88,716)
AllianceBernstein Small/Mid Cap Value Class A Shares	1	(1,599)	(1,598)	488	(23,342)	(22,854)
AllianceBernstein Value Class A Shares	—	(1,302)	(1,302)	699	(1,753)	(1,054)
American Century VP International Class I Shares	11,938	(59,640)	(47,702)	847	(54,497)	(53,650)
American Century VP Ultra® Class I Shares	35,617	(37,833)	(2,216)	5,340	(5,779)	(439)
American Funds - Asset Allocation Class 2 Shares	1	(3,582)	(3,581)	—	(1,401)	(1,401)
American Funds - Bond Class 2 Shares	191	(13,393)	(13,202)	137	(16,008)	(15,871)
American Funds - Growth Class 2 Shares	2,022	(3,904)	(1,882)	299	(20,552)	(20,253)
American Funds - Growth-Income Class 2 Shares	—	8,514	8,514	—	(15,497)	(15,497)
American Funds - International Class 2 Shares	3,483	3,098	6,581	514	(78,274)	(77,760)
BlackRock Basic Value V.I. Class I Shares	3,413,760	(3,503,332)	(89,572)	764,695	(870,255)	(105,560)
BlackRock Capital Appreciation V.I. Class I Shares	3,818,071	(4,173,094)	(355,023)	1,326,005	(1,618,234)	(292,229)
BlackRock Equity Dividend V.I. Class I Shares	536	(4,025)	(3,489)	918	(5,626)	(4,708)
BlackRock Global Allocation V.I. Class I Shares	36,901	(156,477)	(119,576)	41,953	(181,556)	(139,603)
BlackRock Global Opportunities V.I. Class I Shares	2,488	(21,170)	(18,682)	8,383	(32,751)	(24,368)
BlackRock Global Opportunities V.I. Class III Shares	—	(1)	(1)	—	(372)	(372)
BlackRock High Yield V.I. Class I Shares	4,872	20,899	25,771	10,073	(54,336)	(44,263)
BlackRock International V.I. Class I Shares	1,642,868	(1,688,260)	(45,392)	388,090	(512,458)	(124,368)
BlackRock Large Cap Core V.I. Class I Shares	11,540	(74,651)	(63,111)	4,357	(30,140)	(25,783)
BlackRock Large Cap Growth V.I. Class I Shares	11,198	(86,697)	(75,499)	23,878	(106,482)	(82,604)
BlackRock Large Cap Value V.I. Class I Shares	7,228	(79,206)	(71,978)	10,980	(77,408)	(66,428)
BlackRock Managed Volatility V.I. Class I Shares	1,136	(9,987)	(8,851)	—	(9,771)	(9,771)
BlackRock Money Market V.I. Class I Shares	1,847,118	(1,679,176)	167,942	415,583	(625,959)	(210,376)
BlackRock S&P 500 Index V.I. Class I Shares	1,407,089	(1,442,888)	(35,799)	168,674	(246,467)	(77,793)

18

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
BlackRock Total Return V.I. Class I Shares	256,903	(312,127)	(55,224)	63,239	(138,584)	(75,345)
BlackRock U.S. Government Bond V.I. Class I Shares	3,540,550	(3,632,362)	(91,812)	709,523	(811,432)	(101,909)
BlackRock Value Opportunities V.I. Class I Shares	242,897	(279,260)	(36,363)	20,182	(51,947)	(31,765)
Columbia - Select Smaller-Cap Value Class 1 Shares	922,099	(936,291)	(14,192)	317,486	(336,013)	(18,527)
Davis Value	2,318,729	(2,373,892)	(55,163)	314,246	(404,603)	(90,357)
Dreyfus VIF Appreciation Service Shares	463	(24,077)	(23,614)	74	(27,265)	(27,191)
Eaton Vance VT Floating-Rate Income	990	(5,223)	(4,233)	—	14,636	14,636
Eaton Vance VT Large-Cap Value	646	(45,268)	(44,622)	255	(107,406)	(107,151)
Federated Kaufmann II Primary Shares	766,397	(778,743)	(12,346)	21,885	(43,960)	(22,075)
Federated Managed Tail Risk II Primary Shares	136,137	(148,267)	(12,130)	16,019	(20,853)	(4,834)
Franklin Templeton Foreign Securities Class 2 Shares	1,719	(11,797)	(10,078)	890	(4,468)	(3,578)
Franklin Templeton Growth Securities Class 2 Shares	82	6,353	6,435	—	(3,698)	(3,698)
Invesco V.I. American Franchise Series I Shares	1,040,246	(1,056,150)	(15,904)	184,983	(29,160)	155,823
Invesco V.I. Comstock Series I Shares	2,406,630	(2,496,080)	(89,450)	698,716	(936,955)	(238,239)
Invesco V.I. Core Equity Series I Shares	790,966	(831,982)	(41,016)	10,255	(62,444)	(52,189)
Invesco V.I. International Growth Series I Shares	1,491,983	(1,505,209)	(13,226)	457,913	(521,827)	(63,914)
Invesco V.I. Mid Cap Core Equity Series I Shares	1	(2,061)	(2,060)	—	(1,560)	(1,560)
Invesco V.I. Value Opportunities Series I Shares	—	(75)	(75)	—	(5,556)	(5,556)
Janus Aspen - Enterprise Service Shares	—	(1,054)	(1,054)	—	(15)	(15)
Janus Aspen - Forty Service Shares	—	(1,400)	(1,400)	—	(468)	(468)
MFS® Growth Initial Class	4,985,122	(5,095,548)	(110,426)	1,491,125	(1,597,031)	(105,906)
Oppenheimer Capital Appreciation Service Shares	5,823	(189)	5,634	—	(81)	(81)
Oppenheimer Main Street Small Cap Service Shares	—	171	171	—	(1,484)	(1,484)
Oppenheimer Main Street® Service Shares	1,391	5,900	7,291	—	(42)	(42)
PIMCO CommodityRealReturn® Strategy Administrative Class	5,818	6,405	12,223	27	(3,095)	(3,068)
PIMCO Low Duration Administrative Class	11,710	72,876	84,586	110	84,725	84,835
PIMCO Real Return Administrative Class	12,539	(47,191)	(34,652)	107	31,011	31,118

19

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
PIMCO Total Return Administrative Class	5,803,319	(6,142,972)	(339,653)	1,517,776	(1,584,396)	(66,620)
Pioneer Emerging Markets VCT Class II Shares	509	579	1,088	—	(675)	(675)
Pioneer Fund VCT Class II Shares	—	(11)	(11)	—	(11)	(11)
Pioneer High Yield VCT Class II Shares	108	2,404	2,512	—	(9,926)	(9,926)
Pioneer Real Estate Shares VCT Class II Shares	115	1,978	2,093	—	1,848	1,848
TA AllianceBernstein Dynamic Allocation Service Class	—	—	—	—	—	—
TA Morgan Stanley Mid-Cap Growth Service Class	586	(16,751)	(16,165)	136	(10,682)	(10,546)
TA Systematic Small/Mid Cap Value Service Class	720	111,210	111,930	47	7,970	8,017
TA WMC Diversified Growth Service Class	554	(143,486)	(142,932)	407	(98,699)	(98,292)
Wanger International	2,047	34,546	36,593	137	(14,102)	(13,965)
Wanger USA	457	7,330	7,787	22	(5,258)	(5,236)

20

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

			Unit Fair Value					Expense			Total Return***
			Corresponding to				Investment	Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
AllianceBernstein Global Thematic Growth Class A Shares
	12/31/2013	213,761	$8.53	to	$8.53	$1,823,563	0.27%	1.35%	to	1.35%	21.61%	to	21.61%
	12/31/2012	213,969	7.02	to	7.02	1,500,995	—	1.35	to	1.35	11.99	to	11.99
	12/31/2011	255,542	6.26	to	6.26	1,600,700	0.58	1.35	to	1.35	(24.25)	to	(24.25)
	12/31/2010	267,095	8.27	to	8.27	2,208,672	2.19	1.35	to	1.35	17.35	to	17.35
	12/31/2009	254,960	7.05	to	7.05	1,796,585	—	1.35	to	1.35	51.43	to	51.43
AllianceBernstein Growth and Income Class A Shares
	12/31/2013	47,856	17.95	to	17.94	858,604	1.39	1.55	to	1.59	32.89	to	32.84
	12/31/2012	57,307	13.51	to	13.51	773,988	1.58	1.55	to	1.59	15.71	to	15.67
	12/31/2011	62,097	11.67	to	11.68	725,043	1.29	1.55	to	1.59	4.70	to	4.66
	12/31/2010	68,846	11.15	to	11.16	768,027	—	1.55	to	1.59	11.37	to	11.32
	12/31/2009	150,719	10.01	to	10.02	1,510,043	6.63	1.55	to	1.59	18.97	to	18.92
AllianceBernstein International Value Class A Shares
	12/31/2013	15,040	7.29	to	7.09	108,300	6.27	1.25	to	1.65	21.48	to	20.99
	12/31/2012	15,499	6.00	to	5.86	92,024	1.69	1.25	to	1.65	13.11	to	12.65
	12/31/2011	15,284	5.30	to	5.20	80,377	2.67	1.25	to	1.65	(20.25)	to	(20.56)
	12/31/2010	61,617	6.65	to	6.55	404,384	3.38	1.25	to	1.65	3.30	to	2.90
	12/31/2009	54,381	6.44	to	6.37	346,468	1.38	1.25	to	1.65	33.01	to	32.48
AllianceBernstein Large Cap Growth Class A Shares
	12/31/2013	325,768	24.79	to	8.95	7,487,973	0.07	1.35	to	1.59	35.51	to	35.18
	12/31/2012	373,979	18.30	to	6.62	6,335,889	0.29	1.35	to	1.59	14.82	to	14.55
	12/31/2011	462,695	15.93	to	5.78	6,796,083	0.33	1.35	to	1.59	(4.33)	to	(4.56)
	12/31/2010	529,603	16.66	to	6.05	8,143,425	0.48	1.35	to	1.59	8.63	to	8.38
	12/31/2009	629,655	15.33	to	5.59	8,956,082	0.15	1.35	to	1.59	35.68	to	35.35
AllianceBernstein Small/Mid Cap Value Class A Shares
	12/31/2013	22,864	21.70	to	20.91	483,980	0.61	1.25	to	1.65	36.34	to	35.80
	12/31/2012	24,462	15.92	to	15.40	380,878	0.65	1.25	to	1.65	17.27	to	16.80
	12/31/2011	47,316	13.57	to	13.19	627,536	0.41	1.25	to	1.65	(9.52)	to	(9.88)
	12/31/2010	22,098	15.00	to	14.63	324,757	0.44	1.25	to	1.65	25.34	to	24.85
	12/31/2009	23,001	11.97	to	11.72	270,547	0.64	1.25	to	1.65	41.08	to	40.52
AllianceBernstein Value Class A Shares
	12/31/2013	22,209	14.73	to	14.19	316,955	2.30	1.25	to	1.65	35.15	to	34.61
	12/31/2012	23,511	10.90	to	10.54	249,133	2.00	1.25	to	1.65	14.29	to	13.83
	12/31/2011	24,565	9.53	to	9.26	228,662	1.41	1.25	to	1.65	(4.69)	to	(5.07)
	12/31/2010	26,074	10.00	to	9.76	255,425	1.97	1.25	to	1.65	10.43	to	10.00
	12/31/2009	25,257	9.06	to	8.87	224,687	3.49	1.25	to	1.65	19.62	to	19.14
American Century VP International Class I Shares
	12/31/2013	189,463	14.32	to	14.32	2,712,802	1.86	1.35	to	1.35	20.77	to	20.77
	12/31/2012	237,165	11.86	to	11.86	2,811,797	0.89	1.35	to	1.35	19.53	to	19.53
	12/31/2011	290,815	9.92	to	9.92	2,884,459	1.48	1.35	to	1.35	(13.21)	to	(13.21)
	12/31/2010	302,327	11.43	to	11.43	3,455,137	2.33	1.35	to	1.35	11.78	to	11.78
	12/31/2009	323,834	10.22	to	10.22	3,310,761	3.07	1.35	to	1.35	31.97	to	31.97
American Century VP Ultra® Class I Shares
	12/31/2013	24,328	16.91	to	16.30	394,479	0.56	1.25	to	1.65	35.37	to	34.83
	12/31/2012	26,544	12.49	to	12.09	318,194	—	1.25	to	1.65	12.51	to	12.06
	12/31/2011	26,983	11.10	to	10.79	287,961	—	1.25	to	1.65	(0.18)	to	(0.57)
	12/31/2010	24,857	11.12	to	10.85	266,839	0.50	1.25	to	1.65	14.65	to	14.20
	12/31/2009	36,912	9.70	to	9.50	345,405	0.95	1.25	to	1.65	32.81	to	32.28

21

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to				Investment	Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
American Funds - Asset Allocation Class 2 Shares
	12/31/2013	44,788	$17.65	to	$17.01	$766,104	1.46%	1.40%	to	1.80%	21.97%	to	21.48%
	12/31/2012	48,369	14.47	to	14.01	681,136	1.87	1.40	to	1.80	14.57	to	14.11
	12/31/2011	49,770	12.63	to	12.27	617,716	1.97	1.40	to	1.80	(0.10)	to	(0.49)
	12/31/2010	45,444	12.65	to	12.33	567,131	2.05	1.40	to	1.80	10.95	to	10.52
	12/31/2009	57,789	11.40	to	11.16	649,907	2.42	1.40	to	1.80	22.26	to	21.78
American Funds - Bond Class 2 Shares
	12/31/2013	42,704	11.97	to	11.54	500,183	1.63	1.40	to	1.80	(3.52)	to	(3.90)
	12/31/2012	55,906	12.41	to	12.00	678,304	2.20	1.40	to	1.80	3.90	to	3.49
	12/31/2011	71,777	11.94	to	11.60	843,176	3.00	1.40	to	1.80	4.64	to	4.23
	12/31/2010	89,247	11.41	to	11.13	1,005,549	3.02	1.40	to	1.80	4.97	to	4.56
	12/31/2009	275,169	10.87	to	10.64	2,951,093	2.98	1.40	to	1.80	11.04	to	10.60
American Funds - Growth Class 2 Shares
	12/31/2013	107,770	19.03	to	18.35	2,006,378	0.96	1.40	to	1.80	28.29	to	27.78
	12/31/2012	109,652	14.84	to	14.36	1,596,957	0.75	1.40	to	1.80	16.25	to	15.78
	12/31/2011	129,905	12.76	to	12.40	1,634,433	0.59	1.40	to	1.80	(5.60)	to	(5.97)
	12/31/2010	151,254	13.52	to	13.19	2,019,977	0.71	1.40	to	1.80	17.04	to	16.58
	12/31/2009	162,100	11.55	to	11.31	1,851,522	0.51	1.40	to	1.80	37.48	to	36.93
American Funds - Growth-Income Class 2 Shares
	12/31/2013	80,841	17.04	to	16.42	1,343,082	1.47	1.40	to	1.80	31.64	to	31.12
	12/31/2012	72,327	12.94	to	12.52	917,428	1.49	1.40	to	1.80	15.84	to	15.38
	12/31/2011	87,824	11.17	to	10.85	966,668	1.27	1.40	to	1.80	(3.18)	to	(3.56)
	12/31/2010	143,741	11.54	to	11.26	1,631,468	1.46	1.40	to	1.80	9.89	to	9.46
	12/31/2009	152,178	10.50	to	10.28	1,574,584	1.63	1.40	to	1.80	29.42	to	28.90
American Funds - International Class 2 Shares
	12/31/2013	286,040	18.82	to	18.14	5,261,441	1.40	1.40	to	1.80	19.94	to	19.47
	12/31/2012	279,459	15.69	to	15.18	4,297,125	1.38	1.40	to	1.80	16.26	to	15.80
	12/31/2011	357,219	13.50	to	13.11	4,736,309	1.70	1.40	to	1.80	(15.15)	to	(15.48)
	12/31/2010	416,639	15.91	to	15.51	6,526,334	2.05	1.40	to	1.80	5.75	to	5.34
	12/31/2009	441,288	15.04	to	14.73	6,549,862	1.64	1.40	to	1.80	41.09	to	40.52
BlackRock Basic Value V.I. Class I Shares
	12/31/2013	491,666	17.82	to	17.18	20,916,539	1.41	1.25	to	1.65	36.36	to	35.82
	12/31/2012	581,238	13.07	to	12.65	17,563,236	1.72	1.25	to	1.65	12.63	to	12.18
	12/31/2011	686,798	11.61	to	11.28	18,512,536	1.68	1.25	to	1.65	(3.65)	to	(4.03)
	12/31/2010	804,173	12.05	to	11.75	22,527,859	1.46	1.25	to	1.65	11.41	to	10.97
	12/31/2009	1,281,373	10.81	to	10.59	27,493,516	2.38	1.25	to	1.65	29.51	to	28.99
BlackRock Capital Appreciation V.I. Class I Shares
	12/31/2013	775,456	17.85	to	17.21	10,895,954	—	1.25	to	1.65	32.16	to	31.63
	12/31/2012	1,130,479	13.51	to	13.07	12,195,679	0.71	1.25	to	1.65	12.43	to	11.98
	12/31/2011	1,422,708	12.02	to	11.67	13,714,165	0.30	1.25	to	1.65	(10.01)	to	(10.36)
	12/31/2010	1,663,970	13.35	to	13.02	17,720,144	0.21	1.25	to	1.65	18.06	to	17.60
	12/31/2009	1,553,337	11.31	to	11.07	14,050,401	0.41	1.25	to	1.65	34.32	to	33.79
BlackRock Equity Dividend V.I. Class I Shares
	12/31/2013	41,016	42.14	to	42.14	1,728,424	1.94	1.35	to	1.35	22.85	to	22.85
	12/31/2012	44,505	34.30	to	34.30	1,526,613	2.23	1.35	to	1.35	10.62	to	10.62
	12/31/2011	49,213	32.76	to	32.76	1,526,116	2.07	1.35	to	1.35	5.64	to	5.64
	12/31/2010	53,357	29.66	to	29.66	1,582,496	2.79	1.35	to	1.35	8.86	to	8.86
	12/31/2009	57,733	27.24	to	27.24	1,572,861	3.19	1.35	to	1.35	13.33	to	13.33
BlackRock Global Allocation V.I. Class I Shares
	12/31/2013	1,043,722	19.29	to	18.59	35,975,357	1.11	1.25	to	1.65	13.33	to	12.88
	12/31/2012	1,163,298	17.02	to	16.47	35,662,556	1.48	1.25	to	1.65	8.91	to	8.47
	12/31/2011	1,302,901	15.63	to	15.18	36,644,072	2.08	1.25	to	1.65	(4.68)	to	(5.06)
	12/31/2010	1,433,651	16.40	to	15.99	43,429,096	1.19	1.25	to	1.65	8.70	to	8.27
	12/31/2009	1,497,995	15.08	to	14.77	42,207,820	1.89	1.25	to	1.65	19.70	to	19.23

22

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to				Investment	Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
BlackRock Global Opportunities V.I. Class I Shares
	12/31/2013	122,023	$18.08	to	$18.08	$2,205,802	0.34%	1.35%	to	1.35%	28.04%	to	28.04%
	12/31/2012	140,705	14.12	to	14.12	1,986,576	1.03	1.35	to	1.35	13.07	to	13.07
	12/31/2011	165,073	12.49	to	12.49	2,061,167	1.05	1.35	to	1.35	(13.56)	to	(13.56)
	12/31/2010	198,309	14.44	to	14.44	2,864,481	0.81	1.35	to	1.35	9.75	to	9.75
	12/31/2009	218,848	13.16	to	13.16	2,880,387	2.11	1.35	to	1.35	33.83	to	33.83
BlackRock Global Opportunities V.I. Class III Shares
	12/31/2013	498	10.57	to	10.33	5,204	0.13	1.25	to	1.65	27.90	to	27.39
	12/31/2012	499	8.26	to	8.11	4,087	0.56	1.25	to	1.65	12.85	to	12.40
	12/31/2011	872	7.32	to	7.22	6,335	0.48	1.25	to	1.65	(13.61)	to	(13.95)
	12/31/2010	3,267	8.47	to	8.38	27,533	0.49	1.25	to	1.65	9.56	to	9.13
	12/31/2009	5,876	7.73	to	7.68	45,292	9.56	1.25	to	1.65	33.70	to	33.16
BlackRock High Yield V.I. Class I Shares
	12/31/2013	284,136	17.71	to	17.07	8,268,955	5.84	1.25	to	1.65	7.98	to	7.55
	12/31/2012	258,365	16.40	to	15.87	7,638,745	6.57	1.25	to	1.65	14.22	to	13.76
	12/31/2011	302,628	14.36	to	13.95	7,991,488	6.97	1.25	to	1.65	2.06	to	1.66
	12/31/2010	312,311	14.07	to	13.72	8,172,893	7.72	1.25	to	1.65	13.94	to	13.49
	12/31/2009	310,231	12.35	to	12.09	7,656,934	9.47	1.25	to	1.65	54.68	to	54.06
BlackRock International V.I. Class I Shares
	12/31/2013	472,983	15.81	to	15.23	9,130,192	2.14	1.25	to	1.65	21.23	to	20.74
	12/31/2012	518,375	13.04	to	12.62	8,285,385	1.71	1.25	to	1.65	13.65	to	13.20
	12/31/2011	642,743	11.47	to	11.15	9,062,540	2.40	1.25	to	1.65	(14.77)	to	(15.11)
	12/31/2010	695,502	13.46	to	13.13	11,539,015	1.17	1.25	to	1.65	5.25	to	4.84
	12/31/2009	724,118	12.79	to	12.52	11,505,958	2.50	1.25	to	1.65	28.35	to	27.84
BlackRock Large Cap Core V.I. Class I Shares
	12/31/2013	443,913	17.86	to	17.21	18,056,958	1.01	1.25	to	1.65	31.96	to	31.43
	12/31/2012	507,024	13.53	to	13.10	15,754,536	1.45	1.25	to	1.65	11.31	to	10.86
	12/31/2011	532,807	12.16	to	11.81	15,470,438	1.07	1.25	to	1.65	1.13	to	0.74
	12/31/2010	616,654	12.02	to	11.73	17,859,678	1.00	1.25	to	1.65	7.78	to	7.35
	12/31/2009	719,024	11.16	to	10.92	19,472,983	1.33	1.25	to	1.65	21.02	to	20.53
BlackRock Large Cap Growth V.I. Class I Shares
	12/31/2013	351,582	17.68	to	17.04	5,210,231	0.66	1.25	to	1.65	32.26	to	31.73
	12/31/2012	427,081	13.37	to	12.94	4,788,346	1.33	1.25	to	1.65	13.79	to	13.33
	12/31/2011	509,685	11.75	to	11.41	5,025,154	0.81	1.25	to	1.65	1.19	to	0.79
	12/31/2010	593,745	11.61	to	11.32	5,798,604	0.70	1.25	to	1.65	14.06	to	13.61
	12/31/2009	947,037	10.18	to	9.97	8,507,339	0.62	1.25	to	1.65	25.24	to	24.74
BlackRock Large Cap Value V.I. Class I Shares
	12/31/2013	306,879	16.84	to	16.23	6,016,652	1.14	1.25	to	1.65	31.95	to	31.42
	12/31/2012	378,857	12.77	to	12.35	5,649,263	1.43	1.25	to	1.65	12.16	to	11.72
	12/31/2011	445,285	11.38	to	11.06	5,938,377	1.28	1.25	to	1.65	(1.98)	to	(2.36)
	12/31/2010	522,497	11.61	to	11.32	7,124,898	1.11	1.25	to	1.65	7.27	to	6.85
	12/31/2009	614,995	10.82	to	10.60	7,844,776	1.57	1.25	to	1.65	12.91	to	12.46
BlackRock Managed Volatility V.I. Class I Shares
	12/31/2013	106,639	25.65	to	25.65	2,735,561	1.46	1.35	to	1.35	11.11	to	11.11
	12/31/2012	115,490	23.09	to	23.09	2,666,423	1.39	1.35	to	1.35	8.40	to	8.40
	12/31/2011	125,261	21.30	to	21.30	2,667,796	2.10	1.35	to	1.35	2.46	to	2.46
	12/31/2010	138,478	20.79	to	20.79	2,878,406	1.78	1.35	to	1.35	7.32	to	7.32
	12/31/2009	154,856	19.37	to	19.37	2,999,396	2.24	1.35	to	1.35	16.36	to	16.36
BlackRock Money Market V.I. Class I Shares
	12/31/2013	993,795	10.34	to	9.96	13,283,529	—	1.25	to	1.65	(1.24)	to	(1.63)
	12/31/2012	825,853	10.47	to	10.13	10,974,288	—	1.25	to	1.65	(1.24)	to	(1.64)
	12/31/2011	1,036,229	10.60	to	10.30	14,043,751	—	1.25	to	1.65	(1.23)	to	(1.62)
	12/31/2010	1,225,583	10.73	to	10.47	16,913,822	—	1.25	to	1.65	(1.23)	to	(1.62)
	12/31/2009	1,533,699	10.86	to	10.64	21,470,075	0.15	1.25	to	1.65	(1.08)	to	(1.48)

23

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

				Unit Fair Value					Expense			Total Return***
				Corresponding to				Investment	Ratio**			Corresponding to
	Year			Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended		Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
BlackRock S&P 500 Index V.I. Class I Shares
	12/31/2013		585,164	$17.43	to	$16.80	$13,970,899	1.70%	1.25%	to	1.65%	30.23%	to	29.71%
	12/31/2012		620,963	13.38	to	12.95	11,390,754	1.81	1.25	to	1.65	14.16	to	13.70
	12/31/2011		698,756	11.72	to	11.39	11,273,825	1.65	1.25	to	1.65	0.44	to	0.05
	12/31/2010		781,616	11.67	to	11.38	12,492,750	1.61	1.25	to	1.65	13.28	to	12.84
	12/31/2009		869,386	10.30	to	10.09	12,293,941	2.03	1.25	to	1.65	24.62	to	24.13
BlackRock Total Return V.I. Class I Shares
	12/31/2013		466,453	12.83	to	12.37	10,924,449	3.10	1.25	to	1.65	(2.36)	to	(2.75)
	12/31/2012		521,677	13.14	to	12.72	12,454,167	3.50	1.25	to	1.65	6.90	to	6.48
	12/31/2011		597,022	12.29	to	11.94	13,375,318	4.15	1.25	to	1.65	4.87	to	4.46
	12/31/2010		677,920	11.72	to	11.43	14,524,504	4.98	1.25	to	1.65	8.23	to	7.80
	12/31/2009		775,958	10.83	to	10.61	15,419,570	5.97	1.25	to	1.65	16.42	to	15.96
BlackRock U.S. Government Bond V.I. Class I Shares
	12/31/2013		498,152	12.17	to	11.73	8,887,412	2.45	1.25	to	1.65	(4.46)	to	(4.84)
	12/31/2012		589,964	12.74	to	12.33	11,065,663	2.44	1.25	to	1.65	1.13	to	0.73
	12/31/2011		691,873	12.60	to	12.24	13,048,787	3.19	1.25	to	1.65	5.01	to	4.60
	12/31/2010		909,622	12.00	to	11.70	16,338,569	3.81	1.25	to	1.65	7.42	to	7.00
	12/31/2009		1,208,834	11.17	to	10.94	19,835,979	3.87	1.25	to	1.65	(3.01)	to	(3.40)
BlackRock Value Opportunities V.I. Class I Shares
	12/31/2013		234,857	19.07	to	18.38	13,666,286	0.52	1.25	to	1.65	40.63	to	40.07
	12/31/2012		271,220	13.56	to	13.12	11,237,398	0.46	1.25	to	1.65	12.12	to	11.68
	12/31/2011		302,985	12.10	to	11.75	11,333,705	0.37	1.25	to	1.65	(3.63)	to	(4.01)
	12/31/2010		370,714	12.55	to	12.24	14,508,731	0.53	1.25	to	1.65	27.10	to	26.60
	12/31/2009		405,988	9.87	to	9.67	12,544,382	0.76	1.25	to	1.65	26.75	to	26.24
Columbia - Select Smaller-Cap Value Class 1 Shares
	12/31/2013		69,741	14.75	to	14.73	1,027,517	—	1.55	to	1.59	46.27	to	46.21
	12/31/2012		83,933	10.08	to	10.07	845,675	—	1.55	to	1.59	16.10	to	16.05
	12/31/2011	(1)	102,460	8.68	to	8.68	889,487	—	1.55	to	1.59	(13.17)	to	(13.20)
Davis Value
	12/31/2013		381,349	16.25	to	15.66	6,050,651	0.85	1.25	to	1.65	31.77	to	31.25
	12/31/2012		436,512	12.33	to	11.93	5,251,831	1.59	1.25	to	1.65	11.67	to	11.23
	12/31/2011		526,869	11.04	to	10.73	5,678,634	0.69	1.25	to	1.65	(5.36)	to	(5.73)
	12/31/2010		981,381	11.67	to	11.38	11,327,516	1.53	1.25	to	1.65	11.37	to	10.94
	12/31/2009		1,311,711	10.48	to	10.26	13,576,263	1.17	1.25	to	1.65	29.53	to	29.01
Dreyfus VIF Appreciation Service Shares
	12/31/2013		58,863	17.79	to	17.14	1,021,548	1.76	1.15	to	1.55	19.44	to	18.97
	12/31/2012		82,477	14.89	to	14.41	1,202,268	3.39	1.15	to	1.55	8.87	to	8.44
	12/31/2011		109,668	13.68	to	13.29	1,472,006	1.54	1.15	to	1.55	7.51	to	7.08
	12/31/2010		135,749	12.72	to	12.41	1,699,313	0.12	1.15	to	1.55	13.74	to	13.29
	12/31/2009		4,639	11.19	to	10.95	50,995	5.12	1.15	to	1.55	20.83	to	20.35
Eaton Vance VT Floating-Rate Income
	12/31/2013		61,478	13.25	to	12.77	789,448	3.49	1.15	to	1.55	2.67	to	2.26
	12/31/2012		65,711	12.91	to	12.49	827,205	4.23	1.15	to	1.55	6.11	to	5.68
	12/31/2011		51,075	12.16	to	11.82	608,945	4.26	1.15	to	1.55	1.39	to	1.00
	12/31/2010		45,566	12.00	to	11.70	537,597	4.25	1.15	to	1.55	7.90	to	7.47
	12/31/2009		32,700	11.12	to	10.89	357,945	4.77	1.15	to	1.55	42.77	to	42.20
Eaton Vance VT Large-Cap Value
	12/31/2013		188,717	12.17	to	11.85	2,258,334	0.88	1.15	to	1.55	27.27	to	26.77
	12/31/2012		233,339	9.56	to	9.35	2,199,153	1.24	1.15	to	1.55	13.80	to	13.35
	12/31/2011		340,490	8.40	to	8.25	2,826,028	1.14	1.15	to	1.55	(7.04)	to	(7.41)
	12/31/2010		406,162	9.04	to	8.91	3,636,393	0.27	1.15	to	1.55	14.13	to	13.68
	12/31/2009		289,818	7.92	to	7.83	2,279,265	0.94	1.15	to	1.55	16.90	to	16.43

24

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to				Investment	Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
Federated Kaufmann II Primary Shares
	12/31/2013	115,721	$20.01	to	$19.28	$2,237,712	—%	1.25%	to	1.65%	38.38%	to	37.83%
	12/31/2012	128,067	14.46	to	13.99	1,792,449	—	1.25	to	1.65	15.83	to	15.37
	12/31/2011	150,142	12.48	to	12.13	1,816,311	1.08	1.25	to	1.65	(14.35)	to	(14.69)
	12/31/2010	174,361	14.57	to	14.21	2,465,108	0.14	1.25	to	1.65	16.54	to	16.08
	12/31/2009	476,372	12.51	to	12.25	5,752,677	—	1.25	to	1.65	27.88	to	27.37
Federated Managed Tail Risk II Primary Shares
	12/31/2013	20,333	13.89	to	13.38	273,840	0.99	1.25	to	1.65	15.01	to	14.55
	12/31/2012	32,463	12.08	to	11.69	381,032	0.54	1.25	to	1.65	8.80	to	8.37
	12/31/2011	37,297	11.10	to	10.78	402,662	0.71	1.25	to	1.65	(6.46)	to	(6.83)
	12/31/2010	38,232	11.87	to	11.57	442,197	2.75	1.25	to	1.65	11.68	to	11.24
	12/31/2009	315,236	10.62	to	10.40	3,291,961	1.31	1.25	to	1.65	12.07	to	11.62
Franklin Templeton Foreign Securities Class 2 Shares
	12/31/2013	37,233	18.16	to	17.50	660,303	2.30	1.15	to	1.55	21.57	to	21.08
	12/31/2012	47,311	14.94	to	14.46	692,436	3.05	1.15	to	1.55	16.88	to	16.41
	12/31/2011	50,889	12.78	to	12.42	639,596	1.60	1.15	to	1.55	(11.65)	to	(12.00)
	12/31/2010	47,201	14.47	to	14.11	673,188	1.93	1.15	to	1.55	7.17	to	6.75
	12/31/2009	46,087	13.50	to	13.22	614,487	3.29	1.15	to	1.55	35.48	to	34.94
Franklin Templeton Growth Securities Class 2 Shares
	12/31/2013	15,156	16.25	to	15.66	239,975	2.45	1.15	to	1.55	29.33	to	28.81
	12/31/2012	8,721	12.56	to	12.16	107,039	1.88	1.15	to	1.55	19.68	to	19.20
	12/31/2011	12,419	10.50	to	10.20	127,424	1.25	1.15	to	1.55	(8.03)	to	(8.39)
	12/31/2010	13,790	11.41	to	11.13	154,334	1.40	1.15	to	1.55	6.17	to	5.76
	12/31/2009	11,355	10.75	to	10.53	119,898	3.38	1.15	to	1.55	29.61	to	29.09
Invesco V.I. American Franchise Series I Shares
	12/31/2013	148,263	13.36	to	7.82	1,946,407	0.44	1.35	to	1.59	38.26	to	37.93
	12/31/2012	164,167	11.64	to	5.67	1,560,022	—	1.35	to	1.59	11.98	to	11.93
	12/31/2011	8,344	11.81	to	5.76	43,468	—	1.55	to	1.59	13.66	to	13.65
	12/31/2010	11,120	11.25	to	5.49	66,556	—	1.55	to	1.59	18.02	to	17.97
	12/31/2009	18,558	9.53	to	4.65	86,296	0.05	1.55	to	1.59	63.52	to	63.45
Invesco V.I. Comstock Series I Shares
	12/31/2013	604,173	17.72	to	17.08	10,733,307	1.68	1.25	to	1.65	34.29	to	33.75
	12/31/2012	693,623	13.19	to	12.77	9,216,105	1.73	1.25	to	1.65	17.75	to	17.28
	12/31/2011	931,862	11.20	to	10.89	10,517,268	1.80	1.25	to	1.65	(3.05)	to	(3.43)
	12/31/2010	628,602	11.56	to	11.27	7,264,558	0.08	1.25	to	1.65	14.55	to	14.10
	12/31/2009	162,569	10.09	to	9.88	1,669,947	7.72	1.25	to	1.65	27.18	to	26.68
Invesco V.I. Core Equity Series I Shares
	12/31/2013	279,317	15.76	to	15.47	4,401,819	1.36	1.35	to	1.59	27.52	to	27.21
	12/31/2012	320,333	12.36	to	12.16	3,958,937	0.95	1.35	to	1.59	12.35	to	12.08
	12/31/2011	372,522	11.00	to	10.85	4,098,085	0.94	1.35	to	1.59	(1.39)	to	(1.62)
	12/31/2010	426,810	11.16	to	11.03	4,761,555	0.74	1.35	to	1.59	8.10	to	7.84
	12/31/2009	726,912	10.32	to	10.23	7,480,574	1.43	1.35	to	1.59	26.58	to	26.28
Invesco V.I. International Growth Series I Shares
	12/31/2013	69,561	23.14	to	12.89	1,027,232	1.27	1.55	to	1.59	17.18	to	17.14
	12/31/2012	82,787	19.75	to	11.01	1,034,122	1.29	1.55	to	1.59	13.75	to	13.71
	12/31/2011	146,701	17.36	to	9.68	1,682,694	1.54	1.55	to	1.59	(8.16)	to	(8.20)
	12/31/2010	183,584	18.90	to	10.54	2,320,278	1.22	1.55	to	1.59	11.14	to	11.10
	12/31/2009	40,947	17.01	to	9.49	462,164	1.57	1.55	to	1.59	33.17	to	33.11
Invesco V.I. Mid Cap Core Equity Series I Shares
	12/31/2013	15,611	17.96	to	17.31	273,080	0.74	1.25	to	1.65	27.21	to	26.71
	12/31/2012	17,671	14.12	to	13.66	243,504	0.06	1.25	to	1.65	9.57	to	9.13
	12/31/2011	19,231	12.89	to	12.52	243,009	0.30	1.25	to	1.65	(7.53)	to	(7.89)
	12/31/2010	19,094	13.94	to	13.59	261,713	0.57	1.25	to	1.65	12.70	to	12.26
	12/31/2009	76,580	12.36	to	12.11	934,306	1.85	1.25	to	1.65	28.60	to	28.08

25

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to				Investment	Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
Invesco V.I. Value Opportunities Series I Shares
	12/31/2013	8,558	$14.06	to	$13.55	$115,955	1.49%	1.25%	to	1.65%	32.09%	to	31.57%
	12/31/2012	8,633	10.64	to	10.30	88,906	1.34	1.25	to	1.65	16.24	to	15.77
	12/31/2011	14,189	9.16	to	8.90	127,646	0.91	1.25	to	1.65	(4.24)	to	(4.62)
	12/31/2010	14,210	9.56	to	9.33	133,811	0.61	1.25	to	1.65	6.03	to	5.61
	12/31/2009	14,238	9.02	to	8.83	126,745	2.41	1.25	to	1.65	46.17	to	45.58
Janus Aspen - Enterprise Service Shares
	12/31/2013	2,945	16.80	to	16.35	48,620	0.37	1.15	to	1.55	30.53	to	30.01
	12/31/2012	3,999	12.87	to	12.57	50,758	—	1.15	to	1.55	15.65	to	15.18
	12/31/2011	4,014	11.13	to	10.92	44,146	—	1.15	to	1.55	(2.77)	to	(3.15)
	12/31/2010	4,377	11.44	to	11.27	49,675	—	1.15	to	1.55	24.09	to	23.60
	12/31/2009	46,697	9.22	to	9.12	427,710	—	1.15	to	1.55	42.79	to	42.23
Janus Aspen - Forty Service Shares
	12/31/2013	9,951	16.39	to	15.95	160,652	0.59	1.15	to	1.55	29.39	to	28.87
	12/31/2012	11,351	12.67	to	12.38	141,957	0.58	1.15	to	1.55	22.44	to	21.95
	12/31/2011	11,819	10.35	to	10.15	121,008	0.22	1.15	to	1.55	(8.00)	to	(8.36)
	12/31/2010	68,934	11.24	to	11.07	764,458	0.11	1.15	to	1.55	5.27	to	4.85
	12/31/2009	340,804	10.68	to	10.56	3,611,744	0.01	1.15	to	1.55	44.35	to	43.77
MFS® Growth Initial Class
	12/31/2013	375,204	26.74	to	9.20	6,606,377	0.22	1.35	to	1.59	35.02	to	34.69
	12/31/2012	485,630	19.81	to	6.83	5,962,974	—	1.35	to	1.59	15.81	to	15.53
	12/31/2011	591,536	17.10	to	5.91	6,266,614	0.19	1.35	to	1.59	(1.65)	to	(1.88)
	12/31/2010	665,153	17.39	to	6.02	7,276,031	0.11	1.35	to	1.59	13.80	to	13.53
	12/31/2009	400,687	15.28	to	5.31	4,713,912	0.33	1.35	to	1.59	35.83	to	35.51
Oppenheimer Capital Appreciation Service Shares
	12/31/2013	10,732	15.58	to	15.01	162,556	0.58	1.15	to	1.55	27.95	to	27.44
	12/31/2012	5,098	12.18	to	11.78	61,056	0.44	1.15	to	1.55	12.50	to	12.05
	12/31/2011	5,179	10.82	to	10.51	55,249	0.09	1.15	to	1.55	(2.49)	to	(2.88)
	12/31/2010	4,578	11.10	to	10.83	50,138	—	1.15	to	1.55	7.90	to	7.48
	12/31/2009	4,590	10.29	to	10.07	46,684	0.01	1.15	to	1.55	42.51	to	41.94
Oppenheimer Main Street Small Cap Service Shares
	12/31/2013	7,527	21.53	to	20.75	159,415	0.69	1.15	to	1.55	39.02	to	38.46
	12/31/2012	7,356	15.49	to	14.99	112,487	0.37	1.15	to	1.55	16.32	to	15.86
	12/31/2011	8,840	13.31	to	12.94	116,859	0.40	1.15	to	1.55	(3.49)	to	(3.87)
	12/31/2010	10,345	13.80	to	13.46	141,732	0.42	1.15	to	1.55	21.66	to	21.18
	12/31/2009	11,192	11.34	to	11.10	126,183	0.63	1.15	to	1.55	35.32	to	34.78
Oppenheimer Main Street® Service Shares
	12/31/2013	12,206	17.18	to	16.55	203,564	1.05	1.15	to	1.55	29.94	to	29.42
	12/31/2012	4,915	13.22	to	12.79	63,906	0.66	1.15	to	1.55	15.27	to	14.81
	12/31/2011	4,957	11.47	to	11.14	56,028	—	1.15	to	1.55	(1.45)	to	(1.83)
	12/31/2010	—	11.64	to	11.35	—	—	1.15	to	1.55	14.51	to	14.06
	12/31/2009	—	10.16	to	9.95	—	—	1.15	to	1.55	26.53	to	26.03
PIMCO CommodityRealReturn® Strategy Administrative Class
	12/31/2013	100,522	10.17	to	9.80	998,401	1.66	1.25	to	1.65	(15.76)	to	(16.10)
	12/31/2012	88,299	12.08	to	11.69	1,044,060	2.75	1.25	to	1.65	4.08	to	3.66
	12/31/2011	91,367	11.60	to	11.27	1,040,746	13.62	1.25	to	1.65	(8.70)	to	(9.06)
	12/31/2010	95,584	12.71	to	12.40	1,192,780	14.93	1.25	to	1.65	22.99	to	22.50
	12/31/2009	89,510	10.33	to	10.12	912,293	5.72	1.25	to	1.65	39.77	to	39.22
PIMCO Low Duration Administrative Class
	12/31/2013	304,673	12.41	to	12.07	3,707,604	1.39	1.25	to	1.65	(1.38)	to	(1.77)
	12/31/2012	220,087	12.58	to	12.29	2,722,384	1.88	1.25	to	1.65	4.54	to	4.12
	12/31/2011	135,252	12.03	to	11.80	1,603,650	1.68	1.25	to	1.65	(0.13)	to	(0.53)
	12/31/2010	156,079	12.05	to	11.87	1,859,158	1.26	1.25	to	1.65	3.99	to	3.58
	12/31/2009	56,629	11.59	to	11.46	650,857	3.42	1.25	to	1.65	11.94	to	11.49

26

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

				Unit Fair Value					Expense			Total Return***
				Corresponding to				Investment	Ratio**			Corresponding to
	Year			Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended		Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
PIMCO Real Return Administrative Class
	12/31/2013		199,175	$13.66	to	$13.16	$2,648,814	1.52%	1.25%	to	1.65%	(10.35)%	to	(10.70)%
	12/31/2012		233,827	15.24	to	14.74	3,477,485	1.11	1.25	to	1.65	7.41	to	6.98
	12/31/2011		202,709	14.18	to	13.78	2,813,912	2.15	1.25	to	1.65	10.30	to	9.87
	12/31/2010		224,651	12.86	to	12.54	2,839,607	1.39	1.25	to	1.65	6.78	to	6.36
	12/31/2009		218,618	12.04	to	11.79	2,595,361	3.12	1.25	to	1.65	16.93	to	16.46
PIMCO Total Return Administrative Class
	12/31/2013		1,551,303	15.04	to	14.49	25,335,544	2.18	1.25	to	1.65	(3.18)	to	(3.57)
	12/31/2012		1,890,956	15.53	to	15.03	31,809,983	2.57	1.25	to	1.65	8.24	to	7.81
	12/31/2011		1,957,576	14.35	to	13.94	30,693,700	2.62	1.25	to	1.65	2.34	to	1.93
	12/31/2010		2,330,614	14.02	to	13.67	35,749,298	2.41	1.25	to	1.65	6.78	to	6.36
	12/31/2009		2,565,171	13.13	to	12.86	36,635,170	5.29	1.25	to	1.65	12.66	to	12.21
Pioneer Emerging Markets VCT Class II Shares
	12/31/2013		17,779	11.02	to	10.68	192,077	0.92	1.15	to	1.55	(3.31)	to	(3.70)
	12/31/2012		16,691	11.40	to	11.09	186,896	0.21	1.15	to	1.55	10.38	to	9.94
	12/31/2011		17,366	10.32	to	10.09	176,629	—	1.15	to	1.55	(24.48)	to	(24.78)
	12/31/2010		13,922	13.67	to	13.41	187,900	0.40	1.15	to	1.55	14.30	to	13.85
	12/31/2009		70,133	11.96	to	11.78	830,217	0.31	1.15	to	1.55	72.03	to	71.35
Pioneer Fund VCT Class II Shares
	12/31/2013		1,205	16.78	to	16.17	19,618	1.03	1.15	to	1.55	31.46	to	30.94
	12/31/2012		1,216	12.76	to	12.35	15,104	1.28	1.15	to	1.55	8.69	to	8.25
	12/31/2011		1,227	11.74	to	11.41	14,074	0.75	1.15	to	1.55	(5.63)	to	(6.00)
	12/31/2010		4,723	12.44	to	12.14	57,548	1.23	1.15	to	1.55	14.41	to	13.96
	12/31/2009		3,244	10.88	to	10.65	34,717	1.74	1.15	to	1.55	23.48	to	22.99
Pioneer High Yield VCT Class II Shares
	12/31/2013		18,173	16.51	to	15.91	293,969	4.93	1.20	to	1.60	10.49	to	10.05
	12/31/2012		15,661	14.94	to	14.46	230,353	5.34	1.20	to	1.60	14.36	to	13.91
	12/31/2011		25,587	13.07	to	12.69	327,937	5.07	1.20	to	1.60	(3.18)	to	(3.56)
	12/31/2010		16,273	13.50	to	13.16	216,893	5.63	1.20	to	1.60	16.29	to	15.83
	12/31/2009		56,683	11.61	to	11.36	649,132	5.63	1.20	to	1.60	58.37	to	57.74
Pioneer Real Estate Shares VCT Class II Shares
	12/31/2013		8,898	12.98	to	12.68	112,988	2.24	1.25	to	1.65	0.28	to	(0.12)
	12/31/2012		6,805	12.94	to	12.69	86,514	2.32	1.25	to	1.65	14.64	to	14.19
	12/31/2011		4,957	11.29	to	11.12	55,173	2.75	1.25	to	1.65	8.40	to	7.98
	12/31/2010		784	10.41	to	10.30	8,099	2.61	1.25	to	1.65	26.95	to	26.45
	12/31/2009		45,695	8.20	to	8.14	373,047	4.42	1.25	to	1.65	29.92	to	29.40
TA AllianceBernstein Dynamic Allocation Service Class
	12/31/2013		—	10.49	to	10.24	—	—	1.25	to	1.65	5.56	to	5.14
	12/31/2012		—	9.93	to	9.74	—	—	1.25	to	1.65	4.48	to	4.06
	12/31/2011		—	9.51	to	9.36	—	—	1.25	to	1.65	0.41	to	0.02
	12/31/2010		—	9.47	to	9.36	—	—	1.25	to	1.65	7.80	to	7.38
	12/31/2009		—	8.78	to	8.72	—	—	1.25	to	1.65	29.54	to	29.02
TA Morgan Stanley Mid-Cap Growth Service Class
	12/31/2013		111,666	14.73	to	14.61	1,635,993	0.60	1.25	to	1.65	37.10	to	36.56
	12/31/2012		127,831	10.74	to	10.70	1,369,733	—	1.25	to	1.65	7.42	to	6.99
	12/31/2011	(1)	138,377	10.00	to	10.00	1,383,772	—	1.25	to	1.65	—	to	—
TA Systematic Small/Mid Cap Value Service Class
	12/31/2013		168,556	16.37	to	15.99	2,715,913	0.42	1.25	to	1.65	34.35	to	33.81
	12/31/2012		56,626	12.18	to	11.95	680,030	0.25	1.25	to	1.65	14.60	to	14.14
	12/31/2011		48,609	10.63	to	10.47	511,651	0.04	1.25	to	1.65	(4.06)	to	(4.43)
	12/31/2010		52,026	11.08	to	10.95	572,311	0.41	1.25	to	1.65	28.45	to	27.94
	12/31/2009		7,532	8.63	to	8.56	64,632	—	1.25	to	1.65	41.13	to	40.56

27

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to				Investment	Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
TA WMC Diversified Growth Service Class
	12/31/2013	215,289	$12.56	to	$12.27	$2,662,525	0.67%	1.25%	to	1.65%	30.49%	to	29.97%
	12/31/2012	358,221	9.62	to	9.44	3,405,122	0.11	1.25	to	1.65	11.46	to	11.01
	12/31/2011	456,513	8.63	to	8.50	3,902,427	0.32	1.25	to	1.65	(5.11)	to	(5.49)
	12/31/2010	482,976	9.10	to	9.00	4,362,583	—	1.25	to	1.65	16.03	to	15.58
	12/31/2009	—	7.84	to	7.78	—	—	1.25	to	1.65	27.30	to	26.79
Wanger International
	12/31/2013	158,927	13.53	to	13.17	2,112,476	2.93	1.25	to	1.65	20.85	to	20.37
	12/31/2012	122,334	11.20	to	10.94	1,349,006	1.22	1.25	to	1.65	20.05	to	19.57
	12/31/2011	136,299	9.33	to	9.15	1,255,105	4.58	1.25	to	1.65	(15.67)	to	(16.01)
	12/31/2010	150,406	11.06	to	10.89	1,646,882	1.29	1.25	to	1.65	23.38	to	22.89
	12/31/2009	27,801	8.97	to	8.86	247,119	3.82	1.25	to	1.65	47.92	to	47.33
Wanger USA
	12/31/2013	39,185	21.16	to	20.39	809,883	0.13	1.25	to	1.65	32.09	to	31.57
	12/31/2012	31,398	16.02	to	15.50	492,394	0.32	1.25	to	1.65	18.52	to	18.05
	12/31/2011	36,634	13.51	to	13.13	485,833	—	1.25	to	1.65	(4.68)	to	(5.06)
	12/31/2010	40,942	14.18	to	13.83	571,103	—	1.25	to	1.65	21.83	to	21.35
	12/31/2009	41,279	11.64	to	11.39	473,789	—	1.25	to	1.65	40.46	to	39.90

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

28

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

5. Administrative and Mortality and Expense Risk Charges

TALICNY deducts an annual charge during the accumulation phase, not to exceed $50, proportionately from the subaccounts’ unit values. An annual charge ranging from 1.25% to 1.65% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for TALICNY’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a fund fee:

Subaccount	Fund Fee
American Funds Asset Allocation	0.15%
American Funds Bond	0.15%
American Funds Growth	0.15%
American Funds Growth-Income	0.15%
American Funds International	0.15%
Dreyfus VIF Appreciation	-0.10%
Eaton Vance VT Floating-Rate Income	-0.10%
Eaton Vance VT Large-Cap Value	-0.10%
Templeton Foreign Securities	-0.10%
Templeton Growth Securities	-0.10%
Janus Aspen Forty	-0.10%
Janus Aspen-Enterprise	-0.10%
Oppenheimer Capital Appreciation	-0.10%
Oppenheimer Main Street	-0.10%
Oppenheimer Main Street Small & Mid-Cap	-0.10%
Pioneer Emerging Markets VCT	-0.10%
Pioneer Fund VCT	-0.10%
Pioneer High Yield VCT	-0.05%

6. Income Tax

Operations of the Separate Account form a part of TALICNY, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALICNY for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALICNY. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALICNY, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

29

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2013

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

30

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Transamerica Financial Life Insurance Company

Years Ended December 31, 2013, 2012 and 2011

Transamerica Financial Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 and 2011

Report of Independent Auditors

The Board of Directors

Transamerica Financial Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Financial Life Insurance Company, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of New York the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

April 11, 2014

2

Transamerica Financial Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012
Admitted assets
Cash and invested assets:
Bonds	$7,614,084	$7,413,206
Preferred stocks	1,706	1,573
Common stocks
Affiliated entities (cost: 2013—$4,212 ; 2012—$5,814)	4,217	6,573
Unaffiliated entities (cost: 2013— $1,616 ; 2012— $3,950)	1,954	5,113
Mortgage loans on real estate	551,082	544,544
Policy loans	64,552	60,041
Cash, cash equivalents and short-term investments	124,946	587,426
Derivatives	15,940	41,613
Other invested assets	97,025	95,315
Receivables for derivatives cash collateral posted to counterparty	157	—
Securities lending reinvested collateral assets	430,678	258,143

Total cash and invested assets	8,906,341	9,013,547
Premiums deferred and uncollected	10,466	11,297
Due and accrued investment income	88,061	87,584
Net deferred income tax asset	41,598	69,021
Reinsurance receivable	16,252	14,782
Receivable from parent, subsidiaries and affiliates	—	87,032
Accounts receivable	32,721	67,897
Estimated premium tax offset on the provision for future guarantee fund assessments	4,679	16,319
Other admitted assets	9,038	1,110
Separate account assets	20,293,235	17,590,145

Total admitted assets	$29,402,391	$26,958,734

3

Transamerica Financial Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$915,424	$842,238
Annuity	6,261,077	6,685,096
Accident and health	131,076	125,546
Policy and contract claim reserves:
Life	24,337	15,509
Annuity	407	437
Accident and health	11,283	11,356
Liability for deposit-type contracts	57,553	61,391
Other policyholders’ funds	1,158	968
Federal income taxes payable	4,010	37,507
Transfers from separate accounts due or accrued	(128,528)	(109,165)
Amounts withheld or retained	11,203	14,876
Remittances and items not allocated	109,543	197,241
Borrowed money	20,029	67,407
Asset valuation reserve	135,159	118,108
Interest maintenance reserve	91,711	102,036
Funds held under coinsurance and other reinsurance treaties	162	201
Reinsurance in unauthorized companies	488	518
Commissions and expense allowances payable on reinsurance assumed	10,152	12,497
Payable for securities	—	2
Payable to parent, subsidiaries and affiliates	365	—
Derivatives	53,183	12,704
Payable for securities lending	430,678	258,143
Taxes, licenses and fees due or accrued	9,264	33,603
Payable for derivative cash collateral	1,301	20,334
Deferred gain on assumption of reinsurance transaction	15,559	17,984
Other liabilities	7,993	6,043
Separate account liabilities	20,293,227	17,590,139

Total liabilities	28,467,814	26,122,719
Capital and surplus:
Common stock, $125 per share par value, 16,466 shares authorized, issued and outstanding	2,058	2,058
Preferred stock, $10 per share par value, 44,175 shares authorized, issued and outstanding	442	442
Surplus notes	150,000	150,000
Paid-in surplus	849,460	849,460
Special surplus	8,085	6,660
Unassigned deficit	(75,468)	(172,605)

Total capital and surplus	934,577	836,015

Total liabilities and capital and surplus	$29,402,391	$26,958,734

See accompanying notes.

4

Transamerica Financial Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$140,211	$127,077	$(378,419)
Annuity	5,023,344	4,733,483	4,738,804
Accident and health	83,115	79,788	66,085
Net investment income	406,880	427,128	463,530
Amortization of interest maintenance reserve	17,702	17,065	16,416
Commissions and expense allowances on reinsurance ceded	61,037	58,516	(52,546)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	139,374	125,160	114,076
Consideration on reinsurance transaction	770	—	75,821
Income from fees associated with investment management and administration for general account	32,592	22,885	35,591
IMR adjustment due to reinsurance	—	—	13,086
Other income	35,019	28,867	24,308

	5,940,044	5,619,969	5,116,752
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	107,202	82,522	145,511
Annuity benefits	115,999	121,593	105,868
Surrender benefits	4,252,300	4,039,973	3,671,197
Other benefits	6,946	5,689	8,152
Increase (decrease) in aggregate reserves for policies and contracts:
Life	73,186	56,740	(379,626)
Annuity	(424,019)	(243,529)	193,394
Accident and health	5,530	4,893	1,742

	4,137,144	4,067,881	3,746,238
Insurance expenses:
Commissions	160,838	161,079	152,964
General insurance expenses	125,854	120,202	143,542
Taxes, licenses and fees	7,507	10,206	18,065
Net transfers to separate accounts	1,194,031	942,930	1,143,898
Experience refunds	450	476	85,372
Interest on surplus notes	9,375	9,375	9,375
Consideration on reinsurance recaptured and novated	—	12,732	—
Other benefits	(3,347)	(5,002)	(3,715)

	1,494,708	1,251,998	1,549,501

Total benefits and expenses	5,631,852	5,319,879	5,295,739

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments	$308,192	$300,090	$(178,987)

5

Transamerica Financial Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Federal income tax expense	$14,157	$110,930	$44,789

Gain (loss) from operations before net realized capital gains (losses) on investments	294,035	189,160	(223,776)
Net realized capital (losses)/gains on investments (net of related federal income taxes and amounts tranferred to interest maintenance reserve)	(67,892)	8,817	(43,004)

Net income (loss)	$226,143	$197,977	$(266,780)

See accompanying notes.

6

Transamerica Financial Life Insurance Company

Statements of Changes in Capital and

Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Aggregate Write-ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Deficit	Total Capital and Surplus
Balance at January 1, 2011	$2,058	$442	$31,476	$150,000	$849,460	$4,581	$(243,350)	$794,667
Net income (loss)	—	—	—	—	—	215	(266,995)	(266,780)
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	48,801	48,801
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	(793)	(793)
Change in nonadmitted assets	—	—	—	—	—	—	19,988	19,988
Change in asset valuation reserve	—	—	—	—	—	—	1,914	1,914
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	601	601
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	520	520
Surplus withdrawn from separate account	—	—	—	—	—	—	965	965
Other changes in surplus in separate account statement	—	—	—	—	—	—	(860)	(860)
Change in net deferred income tax asset	—	—	—	—	—	—	(7,754)	(7,754)
Change in surplus as result of reinsurance	—	—	—	—	—	—	400,760	400,760
Change in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(3,546)	—	—	—	—	(3,546)
Correction of error-asset valuation reserve	—	—	—	—	—	—	6,248	6,248
Correction of error-TLIC novation of group annuity policies	—	—	—	—	—	—	(2,590)	(2,590)
Dividends to stockholders	—	—	—	—	—	—	(300,000)	(300,000)

Balance at December 31, 2011	2,058	442	27,930	150,000	849,460	4,796	(342,545)	692,141
Net income	—	—	—	—	—	1,864	196,113	197,977
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	(47,417)	(47,417)
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	771	771
Change in nonadmitted assets	—	—	—	—	—	—	4,232	4,232
Change in asset valuation reserve	—	—	—	—	—	—	(16,152)	(16,152)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	288	288
Surplus withdrawn from separate account	—	—	—	—	—	—	(152)	(152)
Other changes in surplus in separate account statement	—	—	—	—	—	—	(55)	(55)
Change in net deferred income tax asset	—	—	—	—	—	—	(12,128)	(12,128)
Change in surplus as result of reinsurance	—	—	—	—	—	—	36,456	36,456
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	—	(27,930)	—	—	—	27,930	—
Correction of error-GMWB reserve	—	—	—	—	—	—	(19,946)	(19,946)

Balance at December 31, 2012	$2,058	$442	$—	$150,000	$849,460	$6,660	$(172,605)	$836,015

7

Transamerica Financial Life Insurance Company

Statements of Changes in Capital and

Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Preferred Stock	Aggregate Write-ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Deficit	Total Capital and Surplus
Balance at December 31, 2012	$2,058	$442	$—	$150,000	$849,460	$6,660	$(172,605)	$836,015
Net income	—	—	—	—	—	1,425	224,718	226,143
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	(44,446)	(44,446)
Change in nonadmitted assets	—	—	—	—	—	—	(10,951)	(10,951)
Change in asset valuation reserve	—	—	—	—	—	—	(11,971)	(11,971)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	30	30
Other changes in surplus in separate account statement	—	—	—	—	—	—	2	2
Change in net deferred income tax asset	—	—	—	—	—	—	(40,501)	(40,501)
Change in surplus as result of reinsurance	—	—	—	—	—	—	(14,664)	(14,664)
Correction of error-asset valuation reserve	—	—	—	—	—	—	(5,080)	(5,080)

Balance at December 31, 2013	$2,058	$442	$—	$150,000	$849,460	$8,085	$(75,468)	$934,577

See accompanying notes.

8

Transamerica Financial Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Premiums collected, net of reinsurance	$5,247,885	$4,939,853	$4,483,991
Net investment income	412,947	440,693	481,777
Miscellaneous income	258,743	273,207	592,123
Benefit and loss related payments	(4,480,068)	(4,271,352)	(4,032,966)
Net transfers to separate accounts	(1,213,394)	(992,548)	(1,246,079)
Commissions, expenses paid and aggregate write-ins for deductions	(345,457)	(368,756)	(337,782)
Federal and foreign income taxes paid	(51,874)	(98,109)	(20,425)

Net cash used in operating activities	(171,218)	(77,012)	(79,361)
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	1,371,997	2,068,919	1,767,840
Preferred stock	1,002	1,291	—
Common stock	4,196	514	2,041
Mortgage loans	130,224	159,142	199,996
Other invested assets	12,460	16,285	23,669
Securities lending reinvested collateral assets	—	217,909	798
Miscellaneous proceeds	1,444	10,801	23,856

Total investment proceeds	1,521,323	2,474,861	2,018,200
Costs of investments acquired:
Bonds	(1,570,360)	(1,629,354)	(1,486,259)
Preferred stock	(1,245)	(521)	(618)
Common stock	(187)	(3,892)	(1,694)
Mortgage loans	(137,041)	(80,113)	(55,689)
Other invested assets	(16,237)	(14,161)	(12,955)
Securities lending reinvested collateral assets	(172,535)	—	—
Miscellaneous applications	(67,942)	(12,500)	(32,729)

Total cost of investments acquired	(1,965,547)	(1,740,541)	(1,589,944)
Net (increase) decrease in policy loans	(4,511)	(4,183)	6,530

Net cost of investments acquired	(1,970,058)	(1,744,724)	(1,583,414)

Net cash (used in) provided by investing activities	(448,735)	730,137	434,786

9

Transamerica Financial Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Financing and miscellaneous activities
Net (withdrawals)/deposits on deposit-type contracts and other insurance liabilities	$(148)	$823	$(65,804)
Borrowed funds	(47,219)	67,189	—
Dividends to stockholders	—	—	(300,000)
Funds withheld under reinsurance treaties with unauthorized reinsurers	147	(226)	288
Receivable from parent, subsidiaries and affiliates	87,032	(65,789)	(1,496)
Payable to parent, subsidiaries and affiliates	365	(22,062)	(1,967)
Payable for securities lending	172,535	(217,909)	(798)
Other cash (applied) provided	(55,239)	(5,828)	54,106

Net cash provided (used in) by financing and miscellaneous activities	157,473	(243,802)	(315,671)

Net (decrease) increase in cash, cash equivalents and short-term investments	(462,480)	409,323	39,754
Cash, cash equivalents and short-term investments:
Beginning of year	587,426	178,103	138,349

End of year	$124,946	$587,426	$178,103

See accompanying notes.

10

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Data)

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Transamerica Financial Life Insurance Company (the Company) is a stock life insurance company and is majority owned by Aegon USA, LLC. (Aegon) and minority owned by Transamerica Life Insurance Company (TLIC). Both Aegon and TLIC are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company sells fixed and variable pension and annuity products, group life coverages, life insurance, investment contracts, structured settlements and guaranteed interest contracts and funding agreements. The Company is licensed in 50 states and the District of Columbia. Sales of the Company’s products are primarily through brokers.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services (formerly known as the Department of Insurance of the State of New York), which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers,

11

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet

12

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains

13

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies,

14

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

15

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

16

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or

17

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company

18

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by New York Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company excluded investment income due and accrued of $902 and $568, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

19

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

20

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company may purchase foreign denominated assets or issue foreign denominated liabilities and use forward rate agreements to hedge foreign currency risk associated with these products. These forward agreements are marked to the current forward rate on the financial statements and cash payments and/or receipts are recognized as realized gains or losses.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a highly rated security as a cash component with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

21

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Separate Accounts

The majority of the separate accounts held by the Company represent funds which are administered for pension plans. The assets in the managed separate accounts consist of common stock, long-term bonds, real estate and short-term investments. The non-managed separate accounts are invested by the Company in a corresponding portfolio of Diversified Investors Portfolios. The portfolios are registered under the Investment Company Act of 1940, as amended, as open-ended, diversified, management investment companies.

Except for some guaranteed separate accounts, which are carried at amortized cost, the assets are carried at fair value, and the investment risks associated with fair value changes are borne entirely by the policyholder. Some of the guaranteed separate accounts provide a guarantee of principal and some include an interest guarantee of 4% or less, so long as the contract is in effect. Separate account asset performance less than guaranteed requirements is transferred from the general account and reported in the statements of operations.

Assets held in trust for purchases of separate account contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. Income and gains and losses with respect to these assets accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $4,481,656, $4,163,452 and $4,218,991, in 2013, 2012 and 2011, respectively. In addition, the Company received $139,375, $125,160 and $114,076, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s

22

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 3.50 to 11.00 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed interest contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with a cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. On group annuity deposit funds not involving life contingencies, tabular interest has been determined by adjusting the interest credited to group annuity deposits. On other funds not involving life contingencies, tabular interest has been determined by formula.

During 2011, the Company implemented a new actuarial valuation system, ARCVAL. This system allows for a more accurate calculation of continuous reserves and the use of select factors in calculating deficiency reserves. As a result of implementing the new system, the Company recorded a decrease in deficiency and non-deduction reserves of

23

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

$520, which had a corresponding adjustment to unassigned surplus.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Considerations received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

24

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims
	Liability			Unpaid Claims
	Beginning	Claims	Claims	Liability End
	of Year	Incurred	Paid	of Year
Year ended December 31, 2013
2013	$—	$51,583	$25,596	$25,987
2012 and prior	33,843	(5,347)	20,270	8,226

	33,843	$46,236	$45,866	34,213

Active life reserve	103,059			108,146

Total accident and health reserves	$136,902			$142,359

	Unpaid Claims
	Liability			Unpaid Claims
	Beginning	Claims	Claims	Liability End
	of Year	Incurred	Paid	of Year
Year ended December 31, 2012
2012	$—	$50,385	$24,865	$25,520
2011 and prior	36,644	(8,194)	20,127	8,323

	36,644	$42,191	$44,992	33,843

Active life reserve	99,571			103,059

Total accident and health reserves	$136,215			$136,902

The Company’s unpaid claims reserve was decreased by $5,347 and $8,194 for the years ended December 31, 2013 and 2012, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2013 and 2012 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $740 and $714, respectively. The Company incurred $1,305 and paid $1,279 of claim adjustment expenses during 2013, of which $626 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $473 and paid $580 of claim adjustment expenses during 2012, of which $264 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2013 or 2012.

25

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

During 2011, the Company entered into a retrocession reinsurance contract and subsequent novation agreements with respect to each of the unaffiliated retroceded reinsurance contracts. The retrocession reinsurance contract transferred the Company’s liabilities to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, and subsequently facilitated the ultimate novation of third party retrocession reinsurance contracts in support of the exiting of the reinsurance operations. No additional net consideration was contemplated upon execution of the novation agreements. Therefore, the Company had the same net retained risk of zero both prior to and subsequent to the execution of the novations.

SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance, defines novation agreements as one which extinguishes one entity’s liability and moves it to another entity, which is applicable under this situation. The retrocession agreement had all references to the Company removed and replaced with SCOR upon completion of the novations. SSAP No. 61 does not specifically address novation and releases related to retrocession agreements, however as both cedents and retrocessionaires in this situation are a party to the agreement, the intent of the novation and release appears to be consistent with the application for direct cedents application of the standard. Therefore, the Company reported the novation and release similar to a novation, as outlined in paragraphs 53-56 of SSAP No. 61, with direct adjustments to the balance sheet.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 16 for further discussion.

26

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operations of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and

27

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $27,930 at December 31, 2011, from Aggregate Write-ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit

28

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $27,930, at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position and did not require any additional disclosures.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100 to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision requires a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the

29

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014, the Company will adopt revisions of SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

2. Prescribed and Permitted Statutory Accounting Practices

The New York Department of Financial Services recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law.

30

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The State of New York has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Section 1414 of the New York Insurance Law, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

3. Accounting Changes and Correction of Errors

During 2013, the Company discovered an investment in a guaranteed investment contract within the Company’s separate account was not included in the calculation of the AVR as of December 31, 2012. The impact of this omission was an understatement of the asset valuation reserve and overstatement of capital and surplus of $5,080 as of December 31, 2012. This was corrected in 2013 and is reflected as a correction of an error in the capital and surplus accounts of the Summary of Operations.

During 2012, the Company determined that the model used for a particular guaranteed minimum withdrawal benefit product was not appropriately calculating the correct policyholder benefit guarantee values which are used when determining benefit reserves. The correction of this error resulted in an increase in the reserves associated with this product in the amount of $19,946 as of December 31, 2011, and is presented as a separate charge in capital and surplus within the statement of changes in capital and surplus.

The Company incorrectly calculated the mortgages component of the AVR as of December 31, 2010. The maximum Mortgage Experience Adjustment Factor (MEAF) was used in the calculation when lower factors should have been used. As a result, the AVR balance was overstated by $6,248. This was corrected in 2011, and the Company reflected the surplus impact of the correction as a separate change in unassigned surplus within the statement of changes in capital and surplus.

During 2011, the Company determined that too many contracts were novated to TLIC, an affiliated company, in a reinsurance transaction that was effective January 1, 2010. Correcting this error resulted in a reduction in the initial gain recognized on the novation of $7,765, partially offset by an adjustment to the statement of operations for retention of the policies that should have been retained by the Company of $5,175. The net amount of $2,590 is reflected as a separate change in unassigned surplus within the statement of changes in capital and surplus.

31

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives

32

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1	-	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2	-	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3	-	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

33

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parents, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third party pricing services or are valued in the same manner as the

34

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

35

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$67,194	$67,194	$—	$67,194	$—	$—
Short-term notes receivable from affiliates	50,000	50,000	—	50,000	—	—
Bonds	7,922,846	7,614,084	710,978	7,083,570	128,298	—
Preferred stocks, other than affiliates	2,715	1,706	—	2,715	—	—
Common stocks, other than affiliates	1,954	1,954	1,954	—		—
Mortgage loans on real estate	570,933	551,082	—	—	570,933	—
Other invested assets	27,482	25,613	—	27,482	—	—
Interest rate swaps	12,436	12,436	—	12,436	—	—
Currency swaps	254	254	—	254	—	—
Credit default swaps	5,751	3,250	—	5,751	—	—
Policy loans	64,552	64,552	—	64,552	—	—
Securities lending reinvested collateral	430,659	430,678	—	430,659	—	—
Separate account assets	20,271,856	20,293,235	10,592,553	9,637,890	41,413	—

Liabilities
Investment contract liabilities	5,652,539	5,584,149	—	1,353	5,651,186	—
Interest rate swaps	38,846	44,714	—	38,846	—	—
Currency swaps	1,622	1,476	—	1,622	—	—
Credit default swaps	(1,703)	6,140	—	(1,703)	—	—
Equity Swaps	853	853	—	853	—	—
Payable to parent, subsidiaries and affiliates	365	365	—	365	—	—
Separate account annuity liabilities	19,918,930	19,912,005	—	12,644,802	7,274,127	—
Surplus notes	156,810	150,000	—	—	156,810	—

36

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2012
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$528,981	$528,981	$—	$528,981	$—	$—
Short-term notes receivable from affiliates	54,700	54,700	—	54,700	—	—
Bonds	8,191,209	7,413,206	726,198	7,397,594	67,417	—
Preferred stocks, other than affiliates	2,241	1,573	—	2,241	—	—
Common stocks, other than affiliates	5,113	5,113	3,111	—	2,002	—
Mortgage loans on real estate	581,335	544,544	—	—	581,335	—
Other invested assets	20,653	19,088	—	20,653	—	—
Interest rate swaps	39,746	39,331	—	39,746	—	—
Currency swaps	142	—	—	142	—	—
Credit default swaps	3,083	1,399	—	3,083	—	—
Foreign currency forward	883	883	—	883	—	—
Policy loans	60,041	60,041	—	60,041	—	—
Securities lending reinvested collateral	257,972	258,143	—	257,972	—	—
Receivable from parent, subsidiaries and affiliates	87,032	87,032	—	87,032	—	—
Separate account assets	17,781,262	17,590,145	7,982,621	9,726,976	71,665	—

Liabilities
Investment contract liabilities	5,989,132	5,953,575	—	3,481,554	2,507,578	—
Interest rate swaps	7,024	5,575	—	7,024	—	—
Currency swaps	—	153	—	—	—	—
Credit default swaps	2,946	5,743	—	2,946	—	—
Foreign currency forward	1,233	1,233	—	1,233	—	—
Separate account annuity liabilities	17,231,486	17,204,274	—	9,936,870	7,294,616	—
Surplus notes	167,085	150,000	—	—	167,085	—

37

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Government	$—	$15,501	$—	$15,501
Industrial and miscellaneous	—	4,708	9,714	14,422

Total bonds	—	20,209	9,714	29,923
Common stock
Industrial and miscellaneous	1,954	—	—	1,954

Total common stock	1,954	—	—	1,954
Short-term investments
Government	—	1	—	1
Industrial and miscellaneous	—	500	—	500
Money market mutual fund	—	66,693	—	66,693
Intercompany notes	—	50,000	—	50,000

Total short-term	—	117,194	—	117,194
Derivative assets	—	12,690	—	12,690
Separate account assets	10,592,553	2,490,653	—	13,083,206

Total assets at fair value	$10,594,507	$2,640,746	$9,714	$13,244,967

Liabilities:
Derivative liabilities	$—	$41,321	$—	$41,321

Total liabilites at fair value	$—	$41,321	$—	$41,321

38

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$6,412	$11,390	$17,802

Total bonds	—	6,412	11,390	17,802
Common stock
Industrial and miscellaneous	3,111	—	2,002	5,113

Total common stock	3,111	—	2,002	5,113
Short-term investments
Government	—	1	—	1
Industrial and miscellaneous	—	446,681	—	446,681
Money market mutual fund	—	82,102	—	82,102
Intercompany notes	—	54,700	—	54,700
Sweep account	—	196	—	196

Total short-term	—	583,680	—	583,680
Derivative assets	—	34,734	—	34,734
Separate account assets	7,982,621	2,388,209	—	10,370,830

Total assets at fair value	$7,985,732	$3,013,035	$13,392	$11,012,159

Liabilities:
Derivative liabilities	$—	$350	$—	$350

Total liabilites at fair value	$—	$350	$—	$350

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other marketable observable data or internal modeling which utilize inputs that are not market observable.

Common stock in Level 3 is comprised primarily of warrants valued using broker quotes.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Separate account assets in Level 2 are valued using inputs from third party pricing services or are valued and classified in the same way as general account assets (described above).

39

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

The following tables summarize the changes in assets classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$723	$—	$245	$(254)	$203
Other	10,667	—	—	(415)	667
Common stock	2,002	—	—	—	(1,196)

Total	$13,392	$—	$245	$(669)	$(326)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2013
Bonds
RMBS	$—	$—	$—	$—	$427
Other	—	—	—	1,632	9,287
Common stock	—	—	80	726	—

Total	$—	$—	$80	$2,358	$9,714

40

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,076	$1,237	$605	$(1,599)	$979
Other	9,902	—	—	337	2,165
Common stock	3,496	—	—	—	(1,494)

Total	$14,474	$1,237	$605	$(1,262)	$1,650

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$365	$723
Other	—	—	—	1,737	10,667
Common stock	—	—	—	—	2,002

Total	$—	$—	$—	$2,102	$13,392

(a)	Recorded as a component of Net Realized Capital Gains/Losses on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributable to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being internally modeled, thus causing the transfer into Level 3 during 2012.

Transfers out for bonds were partly attributable to securities being valued using broker quotes which utilize unobservable inputs at December 31, 2012, subsequently changing to being valued using third party vendor inputs during 2013. In addition, transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012. Also, transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011, subsequently changing to being carried at amortized cost during 2012.

41

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

5. Investments

The carrying amounts and estimated fair value of investments in bonds and preferred stocks are as follows:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$723,664	$20,596	$35	$39,791	$704,434
State, municipal and other government	156,405	7,460	4,755	666	158,444
Hybrid securities	99,366	6,415	5,476	154	100,151
Industrial and miscellaneous	5,206,107	327,974	9,109	49,457	5,475,515
Mortgage and other asset-backed securities	1,428,542	81,874	13,044	13,070	1,484,302

	7,614,084	444,319	32,419	103,138	7,922,846
Unaffiliated preferred stocks	1,706	1,009	—	—	2,715

	$7,615,790	$445,328	$32,419	$103,138	$7,925,561

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$612,515	$101,850	$—	$1	$714,364
State, municipal and other government	168,249	20,558	8,472	—	180,335
Hybrid securities	92,265	7,277	10,909	—	88,633
Industrial and miscellaneous	5,005,463	583,125	1,170	3,833	5,583,585
Mortgage and other asset-backed securities	1,534,714	114,427	23,912	937	1,624,292

	7,413,206	827,237	44,463	4,771	8,191,209
Unaffiliated preferred stocks	1,573	1,049	381	—	2,241

	$7,414,779	$828,286	$44,844	$4,771	$8,193,450

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 76 and 80 securities with a carrying amount of $281,161 and $266,840 and an unrealized loss of $32,419 and $44,844 with an average price of 88.5 and 83.2 (fair

42

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

value/amortized cost). Of this portfolio, 70.19% and 48.05% were investment grade with associated unrealized losses of $19,689 and $20,046, respectively.

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 291 and 55 securities with a carrying amount of $1,860,688 and $234,770 and an unrealized loss of $103,138 and $4,771 with an average price of 94.5 and 98.0 (fair value/amortized cost). Of this portfolio, 96.86% and 76.98% were investment grade with associated unrealized losses of $100,950 and $3,649, respectively.

At December 31, 2013, for common stocks that have been in a continuous loss position for greater than or equal twelve months, the Company held 1 security with a cost of $4 and unrealized loss of $1 with an average price of 77.0 (fair value/cost). At December 31, 2012, the Company did not hold any common stock that had been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2013, the Company did not hold any common stocks that had been in continuous loss position for less than twelve months. At December 31, 2012, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 3 securities with a cost of $3,145 and unrealized loss $33 with an average price of 99.0 (fair value/cost).

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2013 and 2012 is as follows:

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2013
Unaffiliated bonds:
United States government and agencies	$1,830	$362,949	$364,779
State, municipal and other government	14,235	25,206	39,441
Hybrid securities	20,128	11,171	31,299
Industrial and miscellaneous	91,554	1,051,181	1,142,735
Mortgage and other asset-backed securities	120,995	307,043	428,038

	248,742	1,757,550	2,006,292
Unaffiliated common stocks	3	—	3

	$248,745	$1,757,550	$2,006,295

43

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2012
Unaffiliated bonds:
United States government and agencies	$—	$1,863	$1,863
State, municipal and other government	36,512	—	36,512
Hybrid securities	22,250	—	22,250
Industrial and miscellaneous	17,474	172,884	190,358
Mortgage and other asset-backed securities	145,029	55,252	200,281

	221,265	229,999	451,264
Unaffiliated preferred stocks	731	—	731
Unaffiliated common stocks	—	3,112	3,112

	$221,996	$233,111	$455,107

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Carrying	Fair
	Amount	Value
Due in one year or less	$518,442	$528,302
Due after one year through five years	2,192,012	2,367,366
Due after five years through ten years	1,933,729	1,956,804
Due after ten years	1,541,359	1,586,072

	6,185,542	6,438,544
Mortgage and other asset-backed securities	1,428,542	1,484,302

	$7,614,084	$7,922,846

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

At December 31, 2013, the Company’s treasury portfolio had investments in an unrealized loss position which had a fair value of $364,779, with a carrying value of $404,605, resulting in a gross unrealized loss of $39,826. The Company’s government issued debt securities include US Treasury bonds. All of the issuers in the sector continue to make payments in accordance with the original bond agreements. The Company evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2013.

44

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2013 and 2012. The following table provides the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value during the year ended December 31, 2011.

	Amortized Cost	OTTI Recognized in Loss
	Basis Before OTTI	Interest	Non-interest	Fair Value
Year Ended December 31, 2011
OTTI recognized 1st quarter:
Intent to sell	$1,800	$3	$—	$1,797

Total 1st quarter OTTI on loan-backed securities	1,800	3	—	1,797

Aggregate total	$1,800	$3	$—	$1,797

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$33,255	$937	$32,318	$26,145
2nd quarter present value of cash flows expected to be less than the amortized cost basis	12,311	571	11,740	11,175
3rd quarter present value of cashflows expected to be less than the amortized cost basis	16,824	1,426	15,398	12,815
4th quarter present value of cash flows expected to be less than the amortized cost basis	30,853	1,080	29,773	27,584

Aggregate total	$93,243	$4,014	$89,229	$77,719

45

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$9,907	$123	$9,784	$5,625
2nd quarter present value of cash flows expected to be less than the amortized cost basis	31,773	3,092	28,681	20,633
3rd quarter present value of cash flows expected to be less than the amortized cost basis	17,199	1,222	15,977	10,640
4th quarter present value of cash flows expected to be less than the amortized cost basis	22,099	921	21,178	15,312

Aggregate total	$80,978	$5,358	$75,620	$52,210

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$36,356	$988	$35,368	$23,938
2nd quarter present value of cash flows expected to be less than the amortized cost basis	32,000	3,301	28,699	16,513
3rd quarter present value of cash flows expected to be less than the amortized cost basis	44,931	807	44,124	28,144
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,257	2,573	51,684	41,432

Aggregate total	$167,544	$7,669	$159,875	$110,027

46

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
02148YAJ3	336	327	9	327	180	1Q2013
14984WAA8	11,205	10,969	236	10,969	10,570	1Q2013
52108HV84	1,723	1,680	43	1,680	1,004	1Q2013
52524YAA1	72	—	72	—	—	1Q2013
759676AJ8	6,182	6,091	91	6,091	4,528	1Q2013
75970JAJ5	7,426	7,316	110	7,316	6,192	1Q2013
81379EAD4	5	—	5	—	—	1Q2013
81744FFD4	496	410	86	410	121	1Q2013
86358EZU3	1,628	1,411	217	1,411	267	1Q2013
12669GUR0	4,183	4,113	70	4,113	3,281	1Q2013
14984WAA8	10,701	10,522	179	10,522	10,201	2Q2013
52108HV84	1,611	1,218	393	1,218	973	2Q2013
52108HV84	1,218	701	517	701	994	3Q2013
59020UJZ9	261	172	89	172	406	3Q2013
759676AJ8	5,727	5,618	109	5,618	4,708	3Q2013
75970JAJ5	7,093	6,936	157	6,936	5,833	3Q2013
75970QAH3	674	657	17	657	576	3Q2013
81744FFD4	407	354	53	354	117	3Q2013
86358EZU3	1,393	941	452	941	168	3Q2013
291701CR9	50	18	32	18	14	3Q2013
12666UAC7	8,154	7,984	170	7,984	7,978	4Q2013
12668WAC1	7,972	7,700	272	7,700	7,133	4Q2013
759676AJ8	5,272	5,102	170	5,102	4,541	4Q2013
75970JAJ5	6,838	6,525	313	6,525	5,628	4Q2013
75970QAH3	650	619	31	619	575	4Q2013
81744FFD4	354	345	9	345	122	4Q2013
86358EZU3	105	97	8	97	15	4Q2013
12640WAG5	1,491	1,384	107	1,384	1,578	4Q2013
291701CR9	17	16	1	16	14	4Q2013

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2013
The aggregate amount of unrealized losses	$17,238	$13,316
The aggregate related fair value of securities with unrealized losses	134,946	307,514

47

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$33,297	$937
The aggregate related fair value of securities with unrealized losses	162,801	55,252

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$359,479	$372,298	$396,157
Preferred stocks	123	130	148
Common stocks	—	1,693	1,302
Mortgage loans on real estate	32,624	39,468	44,625
Policy loans	4,081	4,038	4,034
Cash, cash equivalents and short-term investments	427	765	929
Derivatives	18,515	19,915	24,901
Other invested assets	2,873	639	2,548
Other	1,953	2,929	1,921

Gross investment income	420,075	441,875	476,565
Less investment expenses	13,195	14,747	13,035

Net investment income	$406,880	$427,128	$463,530

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$1,131,813	$1,913,219	$1,636,561

Gross realized gains	$16,348	$68,650	$44,316
Gross realized losses	(6,761)	(9,531)	(6,781)

Net realized capital gains	$9,586	$59,119	$37,535

The Company had gross realized losses for the years ended December 31, 2013, 2012 and 2011 of $4,299, $6,205 and $10,422, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds and preferred stocks.

48

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$5,397	$52,800	$27,113
Preferred stocks	(110)	115	—
Common stocks	74	91	(995)
Mortgage loans on real estate	(123)	(1,020)	290
Cash, cash equivalents and short-term investments	3	3	—
Derivatives	(65,675)	9,224	(32,729)
Other invested assets	4,140	3,939	3,074

	(56,294)	65,152	(3,247)
Federal income tax effect	(4,221)	(17,772)	(15,802)
Transfer to interest maintenance reserve	(7,377)	(38,563)	(23,955)

Net realized capital gains (losses) on investments	$(67,892)	$8,817	$(43,004)

At December 31, 2013 and 2012, the Company had recorded investment in restructured securities of $32 and $2,940, respectively. The capital gains (losses) taken as a direct result of restructures in 2013, 2012 and 2011 were $(16), $886 and $(603), respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$1,542	$12,303	$(7,611)
Common stocks	(825)	(1,627)	(1,216)
Affiliated entities	(754)	(45)	(145)
Derivatives	(67,606)	(87,646)	81,675
Other invested assets	(330)	5,277	1,233

	(67,973)	(71,738)	73,936
Taxes on unrealized capital gains/losses	23,527	25,092	(25,928)

Change in unrealized capital gains (losses), net of tax	$(44,446)	$(46,646)	$48,008

49

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Farm	Commercial	Total
AAA—AA	$16,000	$332,597	$348,597
A	7,073	173,894	180,967
BBB	4,133	14,990	19,123
BB	—	1,976	1,976
B	—	419	419

	$27,206	$523,876	$551,082

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the Company issued mortgage loans with a maximum interest rate of 5.31% and a minimum interest rate of 3.11% for commercial loans. During 2012, the Company issued mortgage loans with a maximum interest rate of 4.60% and a minimum interest rate of 3.21% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2013 at the time of origination was 75%. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 70%. During 2013, the Company did not reduce the interest rate on any outstanding mortgage loan. During 2012, the Company reduced the interest rate by 1.0% of one outstanding mortgage loan in the amount of $8,362.

50

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$27,206	$—	$—	$—	$521,637	$2,239	$551,082
(b) 30-59 Days Past Due	—	—	—	—	—	—	—
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$40,383	$—	$—	$—	$500,423	$2,231	$543,037
(b) 30-59 Days Past Due	—	—	—	—	1,507	2	1,509
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

The Company did not have any impaired loans at December 31, 2013 or 2012. The Company did not hold an allowance for credit losses on mortgage loans at December 31, 2013, 2012 or 2011.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2013, 2012 or 2011. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2013, 2012 or 2011.

During 2013 and 2012, there were no mortgage loans that were foreclosed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $7,164 and $5,173, respectively.

51

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2013	2012		2013	2012
Mountain	22%	21%	Retail	32%	32%
Pacific	17	16	Industrial	32	25
W. South Central	16	13	Office	17	16
South Atlantic	13	23	Apartment	6	5
Middle Atlantic	12	16	Medical	5	5
W. North Central	10	1	Agricultural	5	7
E. North Central	7	6	Other	3	10
E. South Central	2	3
New England	1	1

During 2013, 2012 and 2011, the Company did not recognize any impairment write-downs for its investments in joint ventures and limited partnerships.

At December 31, 2013, the Company had ownership interest in four LIHTC investments. The remaining years of unexpired tax credits ranged from three to eleven and the properties were not subject to regulatory review. The length of time remaining for the holding period ranged from four to thirteen years. The amount of contingent equity commitments expected to be paid during 2014 to 2015 is $9,559. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2012, the Company had ownership interest in three LIHTC investments. The remaining years of unexpired tax credits ranged from four to ten and the properties were not subject to regulatory review. The length of time remaining for the holding period ranged from five to fourteen years. The amount of contingent equity commitments expected to be paid during 2013 was $2,127. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The Company recognized net realized gains (losses) from futures contracts in the amount of $(70,734), $77,308 and $(38,303) for the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company had replicated assets with a fair value of $515,990 and $462,061, respectively, and credit default swaps with a fair value of $7,454 and $137, respectively. The Company did not recognize any capital losses related to replication transactions in 2013 or 2011, while the Company recognized capital losses of $1,477 in 2012.

52

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond. As of December 31, 2013, credit default swaps, used in replicating corporate bonds are as follows:

Deal, Receive (Pay), Underlying	Maturity Date	Maximum Future Payout (Estimated)	Current Fair Value
51408,SWAP, USD 1 / (USD 0), :US670346AE56	3/20/2016	$10,000	$186
59020,SWAP, USD 1 / (USD 0), :US534187AM15	9/20/2016	20,000	287
51410,SWAP, USD 1 / (USD 0), :US168863AS74	3/20/2017	10,000	133
51409,SWAP, USD 1 / (USD 0), :XS0203685788	3/20/2017	11,000	197
51412,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
51411,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	12,000	136
51413,SWAP, USD 1 / (USD 0), :US168863AS74	3/20/2017	10,000	133
51414,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	20,000	430
51415,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	20,000	430
43375,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	5,000	107
51416,SWAP, USD 1 / (USD 0), :US836205AJ33	9/20/2017	8,500	(204)
51417,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	2,200	(25)
51418,SWAP, USD 1 / (USD 0), :US105756AL40	9/20/2017	3,200	(65)
43612,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	2,000	(53)
46258,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(209)
46320,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(352)
46421,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	176
46535,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(560)
46616,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	10,000	(139)
46846,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	5,000	59
47105,SWAP, USD 1 / (USD 0), :912810QV3	12/20/2017	25,000	532
47122,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	20,000	235
47184,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	5,000	(70)
47284,SWAP, USD 1 / (USD 0), :912810QV3	12/20/2017	10,000	213
59021,SWAP, USD 1 / (USD 0), :912803DP5	12/20/2017	20,000	426
59022,SWAP, USD 1 / (USD 0), :912803DQ3	12/20/2017	25,000	440
49133,SWAP, USD 5 / (USD 0), :912803DJ9	12/20/2017	10,000	1,568
49374,SWAP, USD 1 / (USD 0), :912803DJ9	12/20/2017	10,000	203
49893,SWAP, USD 1 / (USD 0), :12622DAC8	12/20/2017	10,000	146
50058,SWAP, USD 1 / (USD 0), :36248EAB1	12/20/2017	10,000	170
50222,SWAP, USD 1 / (USD 0), :36248EAB1	12/20/2017	10,000	224
60080,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	30,000	593
60228,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	5,000	80
63831,SWAP, USD 5 / (USD 0), :912810RA8	9/20/2020	10,000	2,058
66719,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2020	20,000	(27)
63950,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2020	15,000	(15)
63952,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2023	20,000	(252)
64594,SWAP, USD 1 / (USD 0), :912810RA8	9/20/2020	25,000	64

53

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $26,507 and $43,857, respectively.

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $47,684 and $11,206, respectively.

At December 31, 2013 and 2012, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2013	2012
Interest rate and currency swaps:
Receive fixed—pay fixed	$546,179	$102,379
Swaps:
Receive fixed—pay floating	541,616	1,111,262
Receive fixed—pay fixed	39,994	—
Receive floating—pay fixed	141,000	—
Receive floating—pay floating	35,784	—

Open futures contracts at December 31, 2013 and 2012 were as follows:

Long/ Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2013
Long	7	HANG SENG IDX FUT Jan14	$8,144	$8,166
Long	21	S&P 500 FUTURE Mar14	9,254	9,665
Short	320	S&P 500 FUTURE Mar14	141,730	147,288
Long	50	DJ EURO STOXX 50 Mar14	1,450	1,554
Short	31	S&P 500 E-MINI FUTURE Mar14	2,759	2,853
Short	85	FTSE 100 IDX FUT Mar14	5,314	5,692
Short	190	NASDAQ 100 E-MINI Mar14	13,186	13,618
Short	30	NIKKEI 225 (OSE) Mar14	488,477	488,700

54

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Long/ Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
Long	3	HANG SENG IDX FUT Jan13	$437	$438
Short	(659)	S&P 500 FUTURE Mar13	(233,040)	(233,961)
Long	25	DJ EURO STOXX 50 Mar13	865	864
Short	(9)	S&P 500 E-MINI FUTURE Mar13	(633)	(639)
Short	(350)	FTSE 100 IDX FUT Mar13	(33,455)	(33,482)
Short	(540)	NASDAQ 100 E-MINI Mar13	(28,786)	(28,676)
Short	(50)	NIKKEI 225 (OSE) Mar13	(5,563)	(6,035)

For the years ended December 31, 2013, 2012 and 2011, the Company recorded unrealized gains (losses) of $(31,835), $34,383 and $121,858, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain. The Company did not recognize any unrealized gains or losses during 2013, 2012 or 2011 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted Current Year
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	430,771	—	18,918	—	449,689
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	20,491	—	—	—	20,491
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	3,276	—	—	—	3,276
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	36,135	—	—	—	36,135
l. Other restricted assets	—	—	—	—	—

m.Total Restricted Assets	$490,673	$—	$18,918	$—	$509,591

55

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	277,433	172,257	449,690	1.53	1.53
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	63,547	(43,057)	20,491	0.07	0.07
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	3,292	(15)	3,276	0.01	0.01
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	19,516	16,618	36,135	0.12	0.12
l. Other restricted assets	—	—	—	0.00	0.00

m.Total Restricted Assets	$363,788	$145,803	$509,592	1.73%	1.73%

Assets pledged as collateral not captured in other categories includes invested assets with a carrying value of $36,135 and $19,516, respectively, in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

56

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$5,269,131	$4,960,351	$4,950,537
Reinsurance assumed—affiliates	82	81	104
Reinsurance assumed—non affiliates	531,881	633,476	621,553
Reinsurance ceded—affiliates	(203,917)	(278,372)	(359,404)
Reinsurance ceded—non affiliates	(350,507)	(375,188)	(786,320)

Net premiums earned	$5,246,670	$4,940,348	$4,426,470

Aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded to affiliates at December 31, 2013 and 2012 of $1,521,643 and $1,718,959, respectively.

The Company received reinsurance recoveries in the amounts of $470,789, $492,249 and $325,524 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $145,050 and $159,544, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $2,010,935 and $2,201,388, respectively.

The Company would experience no reduction in surplus at December 31, 2013 or 2012 if all reinsurance agreements were cancelled.

The Company did not enter into any new reinsurance agreements in which a reserve credit was taken during the years ended December 31, 2013 or 2012.

During 2013, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to an affiliate, for which net consideration received was $122,047, life and claim reserves recaptured were $281,190 and other assets recaptured were $9,615, resulting in a pre-tax loss of $149,528 which was included in the statement of operations.

During 2013, the Company also recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to a non-affiliate, for which net consideration paid was $5,456, life and claim reserves recaptured were $31,857, other assets recaptured were $6,677 and the unamortized gain related to these blocks was released into income from surplus of $2,244 ($1,458 after tax), resulting in a pre-tax loss of $28,392, which was included in the statement of operations.

57

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Subsequent to certain 2013 recaptures, the Company novated certain treaties to a non-affiliate, in which consideration paid was $116,591, life and claim reserves released were $313,047 and other assets were transferred associated with the business of $16,292, resulting in a pre-tax gain of $180,164, which was included in the statement of operations.

The Company novated third party assumed retrocession agreements during 2013 that were previously retroceded to a non-affiliate in which no net consideration was exchanged. Life and claim reserves were exchanged in the amount of $2,044, other assets were exchanged in the amount of $103 and other liabilities were exchanged in the amount of $256. As a result, there was no net financial impact from these transactions on a pre-tax basis, as assumed and ceded reserves along with other assets and other liabilities exchanged were impacted by equivalent amounts.

During 2013, the Company recaptured certain treaties from a non-affiliate, for which net consideration received was $770, life and claim reserves recaptured were $1,215, and premiums recaptured were $255, resulting in a pre-tax loss of $190, which was included in the statement of operations.

Amortization of previously deferred gains associated with the divestiture of the Transamerica Reinsurance operations was released into income in the amount of $20,316 ($13,206 after tax) during 2013.

During 2012, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to an affiliate, for which net consideration paid was $9,487, life and claim reserves recaptured were $12,438 and other assets recaptured were $391, resulting in a pre-tax loss of $21,534 which was included in the statement of operations.

During 2012, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to a non-affiliate, for which net consideration paid was $27,425, life and claim reserves recaptured were $97,403, other assets recaptured were $7,410 and the unamortized gain related to these blocks was released into income from surplus of $9,990, ($6,556 after tax), resulting in a pre-tax loss of $107,428, which was included in the statement of operations.

Subsequent to the recaptures that took place during 2012, the Company reinsured to a non-affiliate certain treaties associated with the business that was previously ceded to an affiliate, for which a reinsurance premium and ceding commission were received in the amount of $843 and $6,904, respectively, and life and claim reserves transferred were $7,971, resulting in a pre-tax gain of $15,718 ($10,217 net of tax), which was credited directly to unassigned surplus on a net of tax basis.

58

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Subsequent to the recaptures that took place during 2012, the Company reinsured to an affiliate certain treaties associated with the business that was previously ceded to a non-affiliate, for which a reinsurance premium was paid in the amount of $13,711, ceding commission was received in the amount of $18,696, life and claim reserves transferred were $78,778 and other assets were transferred in the amount of $3,549, resulting in a pre-tax gain of $80,214 ($52,139 net of tax), which was credited directly to unassigned surplus on a net of tax basis.

Also subsequent to certain 2012 recaptures, the Company novated certain treaties to a non-affiliate, in which consideration received was $24,179, life and claim reserves released were $23,092 and other assets were transferred associated with the business of $4,251, resulting in a pre-tax gain of $43,020, which was included in the statement of operations.

On April 26, 2011, Aegon N.V. announced the divestiture of its life reinsurance operations, Transamerica Reinsurance, to SCOR, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. As a result of this transaction, the Company entered into a series of recapture and reinsurance agreements during the third and fourth quarters of 2011 which directly resulted in a pre-tax loss of $474,720 which was included in the statement of operations, and a net of tax gain of $400,760 which has been credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings related to these transactions. Additional information surrounding these transactions is outlined below.

Effective August 9, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to an affiliate. The Company received recapture consideration of $55,356, recaptured reserves of $293,975, recaptured other assets of $8,586 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $2,297, resulting in a pre-tax loss of $227,736 which has been included in the statement of operations. Prior to this transaction, the Company amortized $498, net of tax, of the deferred gain related to the initial transaction into earnings with a corresponding charge directly to unassigned surplus in 2011.

Subsequently, effective August 9, 2011, the Company ceded business that was associated with the divestiture of the Transamerica Reinsurance operations on a coinsurance basis to a non-affiliate. The Company paid a net reinsurance premium of $549,682, received an initial ceding commission of $219,000, transferred other assets in the amount of $12,548

59

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

and released net reserves of $790,263. The Company paid an experience refund in the amount of $84,770 to an affiliate and released IMR associated with certain business in the amount of $13,086. These transactions resulted in a net of tax gain of $248,557, which has been credited directly to unassigned surplus. During 2011, the Company amortized $7,712, net of tax, of the deferred gain into earnings with a corresponding charge directly to unassigned surplus.

Effective October 1, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to a non-affiliate. The Company paid recapture consideration of $9,840, recaptured reserves of $402,503, recaptured other net assets of $10,226 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $230,033, resulting in a pre-tax loss of $172,084, which has been included in the statement of operations. Subsequently, effective October 1, 2011, the Company ceded this business on a coinsurance basis to an affiliate and as a result received cash, transferred other net assets and released reserves consistent with the amounts recaptured, resulting in a net of tax gain of $262,245, which has been credited directly to unassigned surplus.

Effective October 1, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to an affiliate. The Company received recapture consideration of $30,305, recaptured reserves of $123,935 and recaptured other assets of $17,964, resulting in a pre-tax loss of $75,666, which has been included in the statement of operations. Subsequently, effective October 1, 2011, the Company ceded this business on a coinsurance basis to a non-affiliate and as a result paid cash, transferred other assets and released reserves consistent with the amounts recaptured, resulting in a net of tax gain of $49,183, which has been credited directly to unassigned surplus.

During the last half of 2011, the Company recaptured the business that was associated with the divestiture of the Transamerica Reinsurance operations from several Aegon N.V. affiliates. This business was subsequently ceded to SCOR entities and in addition, retrocession reinsurance treaties were executed. The Company assigned certain third party retrocession agreements to SCOR entities as a component of the divestiture of the Transamerica Reinsurance operations and the associated Master Retrocession Agreement. As a result, the unaffiliated retrocession reinsurance treaties were assigned from the Company to a SCOR entity, resulting in this risk being ceded to SCOR and subsequently to the unaffiliated third parties. The reserves and assets associated with these assignments were $87,665, where the counterparty’s net reserves ceded exchanged counterparties with no consideration exchanged, resulting in no net income or surplus impact to the Company.

60

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

During 2011, the Company amortized deferred gains from reinsurance transactions occurring prior to 2010 of $1,991, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus. The Company did not amortize any deferred gains from reinsurance transactions occurring prior to 2011 into earnings during 2013 or 2012.

7. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

	December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$86,427	$16,998	$103,425
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	86,427	16,998	103,425
Deferred Tax Assets Nonadmitted	22,381	—	22,381

Subtotal (Net Deferred Tax Assets)	64,046	16,998	81,044
Deferred Tax Liabilities	32,805	6,641	39,446

Net Admitted Deferred Tax Assets	$31,241	$10,357	$41,598

	December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$113,219	$22,618	$135,837
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	113,219	22,618	135,837
Deferred Tax Assets Nonadmitted	11,932	—	11,932

Subtotal (Net Deferred Tax Assets)	101,287	22,618	123,905
Deferred Tax Liabilities	45,060	9,824	54,884

Net Admitted Deferred Tax Assets	$56,227	$12,794	$69,021

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$(26,792)	$(5,620)	$(32,412)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	(26,792)	(5,620)	(32,412)
Deferred Tax Assets Nonadmitted	10,449	—	10,449

Subtotal (Net Deferred Tax Assets)	(37,241)	(5,620)	(42,861)
Deferred Tax Liabilities	(12,255)	(3,183)	(15,438)

Net Admitted Deferred Tax Assets	$(24,986)	$(2,437)	$(27,423)

61

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
Deferred Tax Assets:
Ordinary
Discounting of unpaid losses	$125	$239	$(114)
Policyholder reserves	56,040	79,398	(23,358)
Deferred acquisition costs	21,222	18,294	2,928
Receivables—nonadmitted	1,805	2,430	(625)
Section 197 Intangible Amortization	90	119	(29)
Guaranty fund accrual	1,400	6,189	(4,789)
Reinsurance to unauthroized companies	171	181	(10)
Assumption Reinsurance	5,355	6,176	(821)
Other (including items <5% of ordinary tax assets)	219	193	26

Subtotal	86,427	113,219	(26,792)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	22,381	11,932	10,449

Admitted ordinary deferred tax assets	64,046	101,287	(37,241)
Capital:
Investments	16,998	22,618	(5,620)

Subtotal	16,998	22,618	(5,620)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—

Admitted capital deferred tax assets	16,998	22,618	(5,620)

Admitted deferred tax assets	$81,044	$123,905	$(42,861)

62

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Year Ended December 31
	2013	2012	Change
Deferred Tax Liabilities:
Ordinary
Investments	$13,855	$10,496	$3,359
§807(f) adjustment	5,893	7,302	(1,409)
Reinsurance ceded	13,055	14,225	(1,170)
Other (including items <5% of total ordinary tax liabilities)	2	18	(16)

Subtotal	32,805	32,041	764
Capital
Investments	6,641	22,843	(16,202)

Subtotal	6,641	22,843	(16,202)

Deferred tax liabilities	39,446	54,884	(15,438)

Net deferred tax assets/liabilities	$41,598	$69,021	$(27,423)

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2013 or 2012.

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$31,241	$10,357	$41,598
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	133,947
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	32,805	6,641	39,446

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$64,046	$16,998	$81,044

63

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31, 2012
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$56,227	$12,794	$69,021
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	116,020
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	45,060	9,824	54,884

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$101,287	$22,618	$123,905

	Change
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(24,986)	$(2,437)	$(27,423)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	17,927
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(12,255)	(3,183)	(15,438)

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(37,241)	$(5,620)	$(42,861)

64

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	998%	809%	189%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$892,721	$766,655	$126,066

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

	December 31, 2013
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$86,427	$16,998	$103,425
(% of Total Adjusted Gross DTAs)	0%	39%	6%

Net Admitted Adjusted Gross DTAs	$64,046	$16,998	$81,044
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

	December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$113,219	$22,618	$135,837
(% of Total Adjusted Gross DTAs)	0%	0%	0%

Net Admitted Adjusted Gross DTAs	$101,287	$22,618	$123,905
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$(26,792)	$(5,620)	$(32,412)
(% of Total Adjusted Gross DTAs)	0%	39%	6%

Net Admitted Adjusted Gross DTAs	$(37,241)	$(5,620)	$(42,861)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

65

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
Current Income Tax
Federal	$14,157	$110,930	$(96,773)
Foreign	—	—	—

Subtotal	14,157	110,930	(96,773)

Federal income tax on net capital gains	4,221	17,772	(13,551)

Federal and foreign income taxes incurred	$18,378	$128,702	$(110,324)

	Year Ended December 31
	2012	2011	Change
Federal	$110,930	$44,789	$66,141
Foreign	—	—	—

Subtotal	110,930	44,789	66,141

Federal income tax on net capital gains	17,772	15,802	1,970
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$128,702	$60,591	$68,111

66

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
Current income taxes incurred	$18,378	$128,702	$60,591
Change in deferred income taxes	40,501	12,128	7,754
(without tax on unrealized gains and losses)

Total income tax reported	$58,879	$140,830	$68,345

Income before taxes	$251,898	$365,242	$(182,234)
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$88,164	$127,835	$(63,782)
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(4,591)	(4,308)	(3,958)
Tax credits	(2,911)	(3,148)	(2,217)
Tax adjustment for IMR	(16,134)	6,726	(10,326)
Surplus adjustment for in-force ceded	(5,132)	12,782	140,266
Nondeductible expenses	15	15	2,882
Deferred tax benefit on other items in surplus	(371)	(7,149)	(1,343)
Provision to return	(336)	(1,968)	(454)
Life-owned life insurance	—	—	(281)
Dividends from certain foreign corporations	74	39	30
Prior period adjustment	—	10,356	4,791
Other	101	(350)	2,737

Total income tax reported	$58,879	$140,830	$68,345

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

67

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

As of December 31, 2013 and 2012, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

The Company incurred income taxes during 2013, 2012 and 2011 of $14,455, $93,620 and $113,223, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $17 and $32, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $17. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $25, $(203) and $(25), respectively. The total interest payable balance as of December 31, 2013 and 2012 is $1 and $2, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company.

For the years ended December 31, 2013 and 2012, there were no premiums for participating life insurance policies. For the year ended 2011, premiums for participating life insurance policies were $111. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company did not pay any dividends to policyholders during 2013, 2012 or 2011.

68

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2013
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$794,222	$96,875	$—	$891,097	3%
At book value less surrender charge of 5% or more	907,482	44,403	—	951,885	4
At fair value	9,335	495,948	10,969,025	11,474,308	44

Total with adjustment or at fair value	1,711,039	637,226	10,969,025	13,317,290	51
At book value without adjustment (minimal or no charge or adjustment)	3,705,571	61,651	—	3,767,222	14
Not subject to discretionary withdrawal provision	920,466	6,567,686	1,679,657	9,167,809	35

Total annuity reserves and deposit liabilities	6,337,076	7,266,563	12,648,682	26,252,321	100%

Less reinsurance ceded	1,308	—	—	1,308

Net annuity reserves and deposit liabilities	$6,335,768	$7,266,563	$12,648,682	$26,251,013

	December 31 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$863,230	$100,861	$—	$964,091	4%
At book value less surrender charge of 5% or more	963,783	47,733	—	1,011,516	4
At fair value	6,586	485,825	7,974,208	8,466,619	35

Total with adjustment or at fair value	1,833,599	634,419	7,974,208	10,442,226	43
At book value without adjustment (minimal or no charge or adjustment)	3,963,343	66,275	—	4,029,618	17
Not subject to discretionary withdrawal provision	964,662	6,566,022	1,965,950	9,496,634	40

Total annuity reserves and deposit liabilities	6,761,604	7,266,716	9,940,158	23,968,478	100%

Less reinsurance ceded	1,978	—	—	1,978

Net annuity reserves and deposit liabilities	$6,759,626	$7,266,716	$9,940,158	$23,966,500

69

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Separate account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$1,806,215	$2,675,714	$4,481,929

Reserves for separate accounts as of December 31, 2013 with assets at:
Fair value	$—	$12,736,654	$12,736,654
Amortized cost	7,266,563	—	7,266,563

Total as of December 31, 2013	$7,266,563	$12,736,654	$20,003,217

Reserves for separate accounts by withdrawal characteristics as of December 31, 2013:
Subject to discretionary withdrawal:
With fair value adjustment	$96,875	$—	$96,875
At book value without fair value adjustment and with current surrender charge of 5% or more	44,403	—	44,403
At fair value	495,948	11,056,997	11,552,945
At book value without fair value adjustment and with current surrender charge of less than 5%	61,651	—	61,651

Subtotal	698,877	11,056,997	11,755,874
Not subject to discretionary withdrawal	6,567,686	1,679,657	8,247,343

Total separate account reserves at December 31, 2013	$7,266,563	$12,736,654	$20,003,217

70

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$1,805,525	$2,357,927	$4,163,452

Reserves for separate accounts as of December 31, 2012 with assets at:
Fair value	$—	$10,008,134	$10,008,134
Amortized cost	7,266,715	—	7,266,715

Total as of December 31, 2012	$7,266,715	$10,008,134	$17,274,849

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:
With fair value adjustment	$100,860	$—	$100,860
At book value without fair value adjustment and with current surrender charge of 5% or more	47,733	—	47,733
At fair value	485,825	8,042,184	8,528,009
At book value without fair value adjustment and with current surrender charge of less than 5%	66,275	—	66,275

Subtotal	700,693	8,042,184	8,742,877
Not subject to discretionary withdrawal	6,566,022	1,965,950	8,531,972

Total separate account reserves at December 31, 2012	$7,266,715	$10,008,134	$17,274,849

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$2,184,262	$2,035,362	$4,219,624

Reserves for separate accounts as of December 31, 2011 with assets at:
Fair value	$—	$8,294,680	$8,294,680
Amortized cost	7,036,920	—	7,036,920

Total as of December 31, 2011	$7,036,920	$8,294,680	$15,331,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:
With fair value adjustment	$132,777	$—	$132,777
At book value without fair value adjustment and with current surrender charge of 5% or more	50,323	—	50,323
At fair value	444,165	6,301,437	6,745,602
At book value without fair value adjustment and with current surrender charge of less than 5%	69,871	—	69,871

Subtotal	697,136	6,301,437	6,998,573
Not subject to discretionary withdrawal	6,339,784	1,993,243	8,333,027

Total separate account reserves at December 31, 2011	$7,036,920	$8,294,680	$15,331,600

71

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$4,481,983	$4,163,485	$4,219,645
Transfers from separate accounts	(3,287,943)	(3,220,563)	(3,075,684)

Net transfers to separate accounts	1,194,040	942,922	1,143,961
Miscellaneous reconciling adjustments	(9)	8	(63)

Net transfers as reported in the statements of operations of the life, accident and health annual statement	$1,194,031	$942,930	$1,143,898

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $20,293,235 and $17,590,145, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

	2013	2012
Variable life	$98,422	$80,147
Variable annuities	9,040,471	6,288,266
Market value separate accounts	1,759,358	1,550,300
Par annuities	1,958,911	2,220,569
Book value separate accounts	7,436,073	7,450,863

Total separate account assets	$20,293,235	$17,590,145

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $32,328 and $47,317, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $32,926, $31,916 and $27,094 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $680, $619 and $1,542, respectively, toward separate account guarantees.

72

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the Company reported guaranteed separate account assets at amortized cost in the amount of $7,436,073 and $7,450,863, respectively, based upon the prescribed practice granted by the State of New York as described in Note 2. These assets had a fair value of $7,414,425 and $7,618,858 at December 31, 2013 and 2012, respectively, which would have resulted in an unrealized (loss) gain of $(21,648) and $167,995, respectively, had these assets been reported at fair value.

The Company participates in securities lending within the separate account. The Company follows the same policies and procedures as the general account for such transactions conducted from the separate account. See Note 10 for a discussion of securities lending policies and procedures. As of December 31, 2013 and 2012, securities with a book value of $18,918 and $21,171, respectively, were on loan under securities lending agreements, which represents less than one percent of total separate account assets. The Company does not obtain approval or otherwise provide notification to contract holders regarding securities lending transactions that occur with separate account assets. However, the Company requires that borrowers pledge collateral worth 102% of the value of the loaned securities. As of December 31, 2013, the Company held collateral from securities lending transactions in the form of cash and on open terms in the amount of $19,307. This cash collateral is reinvested in a registered money market fund and is not available for general corporate purposes.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

73

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the Company had variable annuities with minimum guaranteed benefits as follows:

	Subjected		Reinsurance
	Account	Amount of	Reserve
Benefit and Type of Risk	Value	Reserve Held	Credit
December 31, 2013
Guaranteed Minimum Withdrawal Benefit	$5,310,395	$41,397	$—
Guaranteed Minimum Death Benefit	1,600,493	2,659	1,308
December 31, 2012
Guaranteed Minimum Withdrawal Benefit	$4,849,846	$131,770	$—
Guaranteed Minimum Death Benefit	1,373,096	7,639	1,978

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’s paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Life and annuity:
Ordinary first-year business	$208	$188	$20
Ordinary renewal business	138,879	1,259	137,620
Group life business	527	113	414
Credit life	252	—	252
Reinsurance ceded	(132,124)	—	(132,124)

Total life and annuity	7,742	1,560	6,182
Accident and health	4,284	—	4,284

	$12,026	$1,560	$10,466

74

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary first-year business	$312	$278	$34
Ordinary renewal business	153,131	1,350	151,781
Group life business	664	127	537
Credit life	235	—	235
Reinsurance ceded	(146,264)	—	(146,264)

Total life and annuity	8,078	1,755	6,323
Accident and health	4,974	—	4,974

	$13,052	$1,755	$11,297

The Company anticipates investment income as a factor in premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2013 and 2012, the Company had insurance in force aggregating $15,580,513 and $12,243,276, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the New York Department of Financial Services. The Company established policy reserves of $58,739 and $92,244 to cover these deficiencies as of December 31, 2013 and 2012, respectively.

9. Capital and Surplus

At December 31, 2013 and 2012, the Company had 44,175 shares of 6% non-voting, non-cumulative preferred stock issued and outstanding. Aegon owns 38,609 shares and TLIC owns 5,566 shares. Par value is $10 per share, and the liquidation value is $1,286.72 per share.

The preferred stock shareholders are entitled to receive non-cumulative dividends at the rate of 6% per year of an amount equal to the sum of (1) the par value plus (2) any additional paid-in capital for such preferred stock. Dividends are payable annually in December. The amount of dividends unpaid at December 31, 2013 was $430. The preferred shares have preference as to dividends and upon dissolution or liquidation of the Company.

The Company is subject to limitations, imposed by the State of New York, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of (1) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (2) the Company’s statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such a

75

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

dividend, the maximum payment which may be made in 2014, without prior approval of insurance regulatory authorities, is $93,458.

On December 21, 2011, the Company paid a preferred stock dividend and a common stock dividend of $3,410 and $296,590, respectively, to its parent companies, Aegon and TLIC. Of the common stock dividend amount, $76,057 was considered an ordinary dividend and $220,533 was considered an extraordinary dividend. Of the total $300,000 preferred and common stock dividends, Aegon received $262,200 and TLIC received $37,800. The Company did not pay any dividends during 2012 and 2013.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

On May 2, 2008, the Company received $150,000 from Aegon in exchange for surplus notes. The Company received approval from the Superintendent of Insurance of the New York Department of Financial Services prior to the issuance of the surplus notes, as well as the December 31, 2013, 2012 and 2011 interest payments. These notes are due 20 years from the date of issuance at an interest rate of 6.25% and are subordinate and junior in the right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company.

Additional information related to the outstanding surplus notes at December 31, 2013 and 2012 is as follows:

For Year	Balance	Interest Paid	Cumulative	Accrued
Ending	Outstanding	Current Year	Interest Paid	Interest
2013	$150,000	$9,375	$53,125	$—
2012	150,000	9,375	43,750	—

The Company held special surplus funds in the amount of $8,085 and $6,660, as of December 31, 2013 and 2012, respectively, for annuitant mortality fluctuations as required under New York Regulation 47, Separate Account and Separate Account Annuities.

76

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $416,442 and $238,014 were on loan under securities lending agreements. At December 31, 2013, the collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $430,659 and $257,972 at December 31, 2013 and 2012, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$430,771
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	430,771
Securities received	—

Total collateral received	$430,771

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

77

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$51,302	$51,302
30 days or less	206,980	206,962
31 to 60 days	65,413	65,413
61 to 90 days	74,097	74,095
91 to 120 days	5,406	5,407
121 to 180 days	27,480	27,480
181 to 365 days	—	—
1 to 2 years	—	—
2-3 years	—	—
Greater than 3 years	—	—

Total	430,678	430,659
Securities received	—	—

Total collateral reinvested	$430,678	$430,659

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $430,668 (fair value of $430,659) that are currently tradable securities that could be sold and used to pay for the $430,771 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $9, $9 and $8 for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan.

78

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. The Company’s allocation of benefits expense for the years ended December 31, 2013, 2012 and 2011 was $6 for each year, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2013, 2012 and 2011 was insignificant. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company’s allocation of postretirement expenses was negligible for the years ended December 31, 2013, 2012 and 2011.

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

In accordance with an agreement between Aegon and the Company, Aegon will ensure the maintenance of certain minimum tangible net worth, operating leverage and liquidity levels of the Company, as defined in the agreement, through the contribution of additional capital by Aegon as needed.

The Company is party to a service agreement with TLIC, in which the Company receives services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is party to a Management and Administrative and Advisory agreement with Aegon USA

79

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Realty Advisors, Inc. (Advisor) whereby Advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2013, 2012 and 2011, the Company paid $31,069, $24,579 and $23,065, respectively, for these services, which approximates cost.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $4,380, $2,699 and $1,688 for these services during 2013, 2012 and 2011, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $9,336, $5,633 and $4,411 for the years ended December 31, 2013, 2012 and 2011, respectively.

Payables to and receivables from affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. During 2013, 2012 and 2011, the Company paid (received) net interest of $7, $(12) and $11, respectively, to (from) affiliates. At December 31, 2013 and 2012, the Company reported a net amount of $365 payable to and $87,032 due from affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days.

At December 31, 2013 and 2012, the Company had short-term intercompany notes receivable of $50,000 and $54,700 as follows. The Company did not have any short-term intercompany notes receivable at December 31, 2011. In accordance with SSAP No. 25, Accounting for and Disclosures about Transactions with Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
December 31, 2013
AEGON	$50,000	May 21, 2014	0.10%
December 31, 2012
AEGON	$54,700	April 25, 2013	0.12%

80

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operations. Information regarding these entities is as follows:

Total Direct
Name and Address of Managing			Types of	Types of	Premiums
General Agent or Third-Party		Exclusive	Business	Authority	Written/
Administrator	FEIN	Contract	Written	Granted	Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C,B,P,U	$52,545

C-	Claims Payment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2013, 2012 and 2011, the Company had $52,545, $36,282 and $20,974, respectively, of direct premiums written by The Vanguard Group, Inc.

14. Commitments and Contingencies

The Company has contingent commitments of $21,212 and $14,317, at December 31, 2013 and 2012, respectively, to provide additional funding for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $9,559 and $2,127 at December 31, 2013 and 2012, respectively.

Private placement commitments outstanding as of December 31, 2013 and 2012 were $32,000 and $11,715, respectively.

There were no securities acquired on a “to be announced” (TBA) basis at December 31, 2013 and 2012.

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted to the Company as of December 31, 2013 and 2012, respectively, was $0 and $20,331. In addition, securities in the amount of $8,352 and $19,891 were also posted to the Company as of December 31, 2013 and 2012, respectively, which were not included in the financials of the Company. Noncash collateral is not to be recognized by the recipient unless that collateral is sold or repledged or the counterparty defaults.

81

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $8,680 and $34,002 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The Company had an offsetting premium tax benefit of $4,679 and $16,319 at December 31, 2013 and 2012, respectively. The guaranty fund expense was $3,437, $174 and $9,674 for the years ended December 31, 2013, 2012 and 2011, respectively.

15. Sales, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. As of December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $20,491 and $63,548, respectively. The Company had an outstanding liability for borrowed money in the amount $20,029 and $67,407 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest.

82

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$19,970
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	19,970
Securities received	—

Total collateral received	$19,970

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2013 and reacquired within 30 days of the sale date.

16. Subsequent Event

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). With the exception of the Affordable Care Act annual fee described below, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (ACA). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity’s net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity’s portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee payable on September 30, 2014 to be $41. This assessment is not expected to have a material impact on risk based capital in 2014.

83

Statutory-Basis Financial

Statement Schedules

Transamerica Financial Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

SCHEDULE I

			Amount at
			Which Shown
		Fair	in the
Type of Investment	Cost (1)	Value	Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$724,271	$706,791	$725,734
States, municipalities and political subdivisions	117,278	120,226	117,278
Foreign governments	160,850	157,972	155,936
Hybrid securities	107,181	109,269	107,181
All other corporate bonds	6,512,287	6,828,589	6,507,955
Preferred stocks	1,706	2,715	1,706

Total fixed maturities	7,623,573	7,925,562	7,615,790
Equity securities
Common stocks:
Industrial, miscellaneous and all other	1,616	1,954	1,954

Total common stocks	1,616	1,954	1,954
Mortgage loans on real estate	551,082		551,082
Policy loans	64,552		64,552
Other long-term investments	72,199		72,199
Cash, cash equivalents and short-term investments	74,946		74,946
Securities lending reinvested collateral assets	430,678		430,678

Total investments	$8,818,646		$8,811,201

85

Transamerica Financial Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

						Benefits,
						Claims
	Future Policy		Policy and		Net	Losses and	Other
	Benefits and	Unearned	Contract	Premium	Investment	Settlement	Operating
	Expenses	Premiums	Liabilities	Revenue	Income*	Expenses	Expenses*
Year ended December 31, 2013
Individual life	$869,381	$—	$21,570	$125,537	$46,663	$149,294	$78,876
Individual health	36,307	5,860	6,458	50,477	2,503	33,298	18,435
Group life and health	133,342	1,612	7,592	47,312	7,480	31,284	17,048
Annuity	6,261,077	—	407	5,023,344	350,234	3,923,268	1,380,349

	$7,300,107	$7,472	$36,027	$5,246,670	$406,880	$4,137,144	$1,494,708

Year ended December 31, 2012
Individual life	$800,856	$—	$13,664	$112,965	$43,911	$114,108	$111,558
Individual health	33,163	5,194	6,159	46,142	2,470	25,920	17,866
Group life and health	126,870	1,701	7,042	47,758	7,248	29,613	14,835
Annuity	6,685,096	—	437	4,733,483	373,499	3,898,240	1,107,739

	$7,645,985	$6,895	$27,302	$4,940,348	$427,128	$4,067,881	$1,251,998

Year ended December 31, 2011
Individual life	$747,711	$—	$17,650	$(392,806)	$57,137	$(244,361)	$195,549
Individual health	29,871	5,405	10,749	39,862	2,680	23,875	20,769
Group life and health	121,400	1,764	6,654	40,610	7,514	21,200	18,354
Annuity	6,908,679	—	551	4,738,804	396,199	3,945,524	1,314,829

	$7,807,661	$7,169	$35,604	$4,426,470	$463,530	$3,746,238	$1,549,501

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

86

Transamerica Financial Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

			Assumed		Percentage
		Ceded to	From		of Amount
	Gross	Other	Other	Net	Assumed
	Amount	Companies	Companies	Amount	to Net
Year ended December 31, 2013
Life insurance in force	$20,734,490	$205,473,655	$202,415,889	$17,676,724	1145%

Premiums:
Individual life	$142,754	$538,079	$520,862	$125,537	415%
Individual health	51,221	950	206	50,477	0%
Group life and health	59,787	15,247	2,772	47,312	6%
Annuity	5,015,369	148	8,123	5,023,344	0%

	$5,269,131	$554,424	$531,963	$5,246,670	10%

Year ended December 31, 2012
Life insurance in force	$19,518,201	$247,623,959	$244,178,985	$16,073,227	1519%

Premiums:
Individual life	$133,277	$641,531	$621,218	$112,964	550%
Individual health	47,094	1,046	94	46,142	0%
Group life and health	55,273	10,883	3,369	47,759	7%
Annuity	4,724,707	100	8,876	4,733,483	0%

	$4,960,351	$653,560	$633,557	$4,940,348	13%

Year ended December 31, 2011
Life insurance in force	$18,982,172	$260,580,996	$257,168,145	$15,569,321	1652%

Premiums:
Individual life	$127,831	$1,127,302	$606,665	$(392,806)	-154%
Individual health	43,652	3,938	148	39,862	0%
Group life and health	51,067	14,350	3,893	40,610	10%
Annuity	4,727,987	134	10,951	4,738,804	0%

	$4,950,537	$1,145,724	$621,657	$4,426,470	14%

87

ML of New York Variable Annuity

Separate Account A (the “Separate Account”)

Flexible Premium Individual Deferred

Variable Annuity Contract (the “Contract”)

issued by

Transamerica Advisors Life Insurance Company

of New York

Home Office: 440 Mamaroneck Avenue

Harrison, New York 10528

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

offered through

Transamerica Capital, Inc.

Statement of Additional Information May 1, 2014 Merrill Lynch Investor Choice Annuity® (Investor Series)

This individual deferred variable annuity contract (the “Contract”) is designed to provide comprehensive and flexible ways to invest and to create a source of income protection for later in life through the payment of annuity benefits. An annuity is intended to be a long-term investment. Contract owners should consider their need for deferred income before purchasing the Contract. The Contract is issued by Transamerica Advisors Life Insurance Company of New York (“Transamerica of New York”) on a nonqualified basis. It may not be issued as an IRA, Roth IRA, tax-sheltered annuity, SEP IRA, SIMPLE IRA, or purchased through an established tax-qualified custodial account or in connection with a qualified retirement plan or Section 457(b) plan.

This Statement of Additional Information is not a prospectus and should be read together with the Contract’s Prospectus dated May 1, 2014, which is available on request and without charge by writing to or calling Transamerica of New York at the Service Center address or phone number set forth above.

1

Other Information

Selling the Contract

The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

Effective May 1, 2008 Transamerica Capital, Inc. (“Transamerica” or “Distributor”) serves as principal underwriter for the Contracts. Distributor is a California corporation and its home office is located at 4600 South Syracuse Street, Suite 1100, Denver, Colorado 80287. Distributor is an indirect, wholly owned subsidiary of Aegon USA, Inc. (“AEGON USA”). Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA (formerly NASD, Inc.). Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) formerly served as principal underwriter for the Contracts. MLPF&S is a Delaware corporation and its home office is located at 4 World Financial Center, New York, New York 10080. MLPF&S is an indirect, wholly owned subsidiary of Merrill Lynch & Co., Inc. MLPF&S is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA. For the years ended December 31, 2013, 2012 and 2011, Transamerica Capital, Inc. received $375,757, $366,756 and $448,604, respectively in commissions.

Financial Statements

The financial statements of Transamerica of New York included in this Statement of Additional Information should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of Transamerica of New York to meet any obligations it may have under the Contract.

Calculation of Yields and Total Returns

Money Market Yield

From time to time, Transamerica of New York may quote in advertisements and sales literature the current annualized yield for the BlackRock Money Market V.I. Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the underlying Funds or on their respective portfolio securities. On a Class-specific basis, the current annualized yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of 1 unit at the beginning of the period, (b) dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Fund attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the current asset-based insurance charge for each Class and subaccount (1.15% to 1.40% for the B Class; 1.50% to 1.75% for the C Class; 1.35% to 1.60% for the L Class; and 1.55% to 1.80% for the XC Class); and (2) the annual contract fee. For purposes of calculating current yield for a Contract, an average per unit contract fee is used. Based on our current estimates of anticipated contract size, we have assumed the average per unit contract fee to be 0.05%. On a Class-specific basis, current yield will be calculated according to the following formula:

Current Yield = ((NCF - ES)/UV) × (365/7)

2

Where:

NCF	=	the net change in the value of the Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 unit.
ES	=	per unit expenses for the hypothetical account for the 7-day period.
UV	=	the unit value on the first day of the 7-day period.

Transamerica of New York also may quote the effective yield of the BlackRock Money Market V.I. Subaccount for the same 7-day period, determined on a compounded basis. On a Class-specific basis, the effective yield is calculated by compounding the unannualized base period return according to the following formula:

Effective Yield = (1 + ((NCF - ES)/UV))(365/7)-1

Where:

NCF	=	the net change in the value of the Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 unit.
ES	=	per unit expenses for the hypothetical account for the 7-day period.
UV	=	the unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yields for the BlackRock Money Market V.I. Subaccount will be lower than the yield for the corresponding underlying Fund.

The yields on amounts held in the BlackRock Money Market V.I. Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yields for the subaccount are affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Fund, the types and qualities of portfolio securities held by the Fund, and the Fund’s operating expenses. Yields on amounts held in the BlackRock Money Market V.I. Subaccount may also be presented for periods other than a 7-day period.

Other Subaccount Yields

From time to time, Transamerica of New York may quote in sales literature or advertisements the current annualized yield of one or more of the subaccounts (other than the BlackRock Money Market V.I. Subaccount) for a Contract for a 30-day or one-month period on a Class-specific basis. The annualized yield of a subaccount refers to income generated by the subaccount over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the subaccount during the 30-day or one-month period is assumed to be generated each period over a 12-month period. On a Class-specific basis, the yield is computed by: (1) dividing the net investment income of the Fund attributable to the subaccount units less subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then (3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. Expenses attributable to the subaccount include the current asset-based insurance charge for each Class and subaccount (1.15% to 1.40% for the B Class; 1.50% to 1.75% for the C Class; 1.35% to 1.60% for the L Class; and 1.55% to 1.80% for the XC Class); and the annual contract fee. For purposes of calculating the 30-day or one-month yield, an average contract fee per dollar of contract value in the subaccount is used to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. Based on our current estimates of anticipated contract size, we have assumed the average contract fee to be 0.05%. On a Class-specific basis, the 30-day or one-month yield is calculated according to the following formula:

Yield = 2 × ((((NI - ES)/(U × UV)) + 1)(6)-1)

3

Where:

NI	=	net investment income of the Fund for the 30-day or one-month period attributable to the subaccount’s units.
ES	=	expenses of the subaccount for the 30-day or one-month period.
U	=	the average number of units outstanding.
UV	=	the unit value at the close of the last day in the 30-day or one-month.

Currently, Transamerica of New York may quote yields on bond subaccounts. Because of the charges and deductions imposed under the Contracts, the yield for a subaccount will be lower than the yield for the corresponding Fund.

The yields on the amounts held in the subaccounts normally will fluctuate over time. Therefore, a disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount’s actual yields are affected by the types and quality of portfolio securities held by the corresponding Fund, and its operating expenses.

Yield calculations do not take into account the surrender charge on amounts surrendered or withdrawn under the Contract deemed to consist of premiums paid within the applicable surrender charge period. A surrender charge will not be imposed on the “free withdrawal amount” each year.

Total Returns

From time to time, Transamerica of New York also may quote in sales literature or advertisements, total returns, including average annual total returns for one or more of the subaccounts for various periods of time on a Class-specific basis. Average annual total returns will be provided for a subaccount on a Class-specific basis for 1, 5 and 10 years, or for a shorter period, if applicable.

Total returns assume the Contract was surrendered at the end of the period shown, and are not indicative of performance if the Contract was continued for a longer period. Total returns do not reflect any rider charges or bonus amounts if applicable.

Average annual total returns for other periods of time may also be disclosed from time to time. For example, average annual total returns may be provided based on the assumption that a subaccount had been in existence and had invested in the corresponding underlying Fund for the same period as the corresponding Fund had been in operation.

Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under each Class of the Contract to the redemption value or that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will generally be as of the most recent calendar quarter-end. Average annual total returns are calculated for each Class using subaccount unit values calculated on each valuation day based on the performance of the corresponding underlying Fund, the deductions for the current asset-based insurance charge for each Class and subaccount, and the contract fee, and assume a surrender of the Contract at the end of the period for the return quotation. Total returns therefore reflect a deduction of the surrender charge if applicable. Total returns for the XC Class do not reflect the addition of bonus amounts. Total returns do not reflect any rider charges. For purposes of calculating total return, an average per dollar contract fee attributable to the hypothetical account for the period is used. Based on our current estimates of anticipated contract size, we have assumed the average contract fee to be 0.05%. On a Class-specific basis, the average annual total return is then calculated according to the following formula:

TR = ((ERV/P)(1/N))-1

4

Where:

TR	=	the average annual total return net of subaccount recurring charges (such as the asset-based insurance charge and contract fee).
ERV	=	the ending redeemable value (net of any applicable surrender charge) at the end of the period of the hypothetical account with an initial payment of $1,000.
P	=	a hypothetical initial payment of $1,000.
N	=	the number of years in the period.

From time to time, Transamerica of New York also may quote in sales literature or advertisements Class-specific total returns for other periods or that do not reflect the surrender charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any surrender charge on surrender of the Contract. In addition, such nonstandard returns may also be quoted for other periods.

From time to time, Transamerica of New York also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract on a Class-specific basis assuming the initial premium is allocated to more than one subaccount or assuming monthly transfers from a specified subaccount to one or more designated subaccounts under a dollar cost averaging program. Transamerica of New York also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract on a Class-specific basis assuming participation in an asset allocation or rebalancing program. These returns will reflect the performance of the affected subaccount(s) on a Class-specific basis for the amount and duration of the allocation to each subaccount for the hypothetical Contract. They also will reflect the deduction of the charges described above except for the surrender charge. For example, total return information for a Contract with a dollar cost averaging program for a 12-month period will assume commencement of the program at the beginning of the most recent 12-month period for which average annual total return information is available. This information will assume an initial lump-sum investment in a specified subaccount (the “DCA subaccount”) at the beginning of that period and monthly transfers of a portion of the account value from the DCA subaccount to designated other subaccount(s) during the 12-month period. The total return for the Contract for this 12-month period therefore will reflect the return on the portion of the account value that remains invested in the DCA subaccount for the period it is assumed to be so invested, as affected by monthly transfers, and the return on amounts transferred to the designated other subaccounts for the period during which those amounts are assumed to be invested in those subaccounts. The return for an amount invested in a subaccount will be based on the performance of that subaccount for the duration of the investment, and will reflect the charges described above other than the surrender charge.

Performance information for a dollar cost-averaging program also may show the returns for various periods for a designated subaccount assuming monthly transfers to the subaccount, and may compare those returns to returns assuming an initial lump-sum investment in that subaccount. This information also may be compared to various indices, such as the Merrill Lynch 91-day Treasury Bills index or the U.S. Treasury Bills index and may be illustrated by graphs, charts, or otherwise.

5

PART C	OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)	Exhibits:

	(1)	(a)	Resolution of the Board of Directors establishing the ML of New York Variable Annuity Separate Account A. Note 1

		(b)	Resolution of Board of Directors of Transamerica Financial Life Insurance Company Approving Plan of Merger with Transamerica Advisors Life Insurance Company of New York. Note 15

		(c)	Resolution of Board of Directors of Transamerica Advisors Life Insurance Company of New York Approving Plan of Merger with Transamerica Financial Life Insurance Company. Note 15

	(2)		Not Applicable.

	(3)	(a)	Amended and Restated Principal Underwriting Agreement - Transamerica Financial Life Insurance Company and Transamerica Capital, Inc. Note 2

		(b)	Form of Broker/Dealer Life Insurance Company Product Sales Agreement by and between TCI Securities Corporation and the Broker/Dealer. Note 3

	(4)	(a)	Form of Contract and Schedule Pages. Note 4

		(b)	Guaranteed Minimum Income Benefit Endorsement and Schedule Pages. Note 4

		(c)	Guaranteed Minimum Death Benefit Endorsement and Schedule Pages. Note 4

		(d)	Bonus Endorsement and Schedule Pages. Note 4

		(e)	Spousal Beneficiary Continuation Endorsement. Note 4

		(f)	Guaranteed Minimum Withdrawal Benefit Rider and Schedule Pages. Note 5

	(5)	(a)	Form of Application. Note 4

		(b)	Form of Revised Application. Note 5

	(6)	(a)	Articles of Incorporation of Transamerica Financial Life Insurance Company. Note 6

		(b)	ByLaws of Transamerica Financial Life Insurance Company. Note 6

	(7)	Not Applicable

	(8)	(a)	Participation Agreement (AIM). Note 7

		(a)(1)	Amendment No. 6 to Participation Agreement (AIM). Note 7

		(a)(2)	Amendment No. 7 to Participation Agreement (AIM). Note 7

(a)(3)	Amendment No. 9 to Participation Agreement (AIM). Note 7

(a)(4)	Amendment No. 10 to Participation Agreement (AIM). Note 8

(b)	Participation Agreement (AllianceBernstein). Note 7

(b)(1)	Amendment No.8 to Participation Agreement (AllianceBernstein). Note 7

(b)(2)	Amendment No. 9 to Participation Agreement (AllianceBernstein). Note 7

(b)(3)	Amendment No. 10 to Participation Agreement (AllianceBernstein). Note 7

(b)(4)	Amendment No. 12 to Participation Agreement (AllianceBernstein). Note 8

(b)(5)	Amendment of Agreements (AllianceBernstein Confidential Information). Note 9

(c)	Participation Agreement (American Century). Note 7

(c)(1)	Amendment No. 2 to Participation Agreement (American Century). Note 15

(c)(2)	Amendment to Agreements (Confidential Agreement) (American Century). Note 9

(c)(3)	Amendment No. 4 to Participation Agreement (American Century). Note 8

(d)	Participation Agreement (American Funds). Note 15

(d)(1)	Amendment to Agreements (American Funds Confidential Information). Note 10

(d)(2)	Amendment No. 2 to Participation Agreement (American Funds). Note 8

(d)	Participation Agreement (BlackRock). Note 7

(d)(1)	Amendment No. 5 to Participation Agreement (BlackRock). Note 7

(d)(2)	Amendment to Fund Participation Agreement (BlackRock). Note 7

(d)(3)	Amendment to Agreements (BlackRock Confidential Information). Note 9

(d)(4)	Amendment No. 8 to Participation Agreement (BlackRock). Note 8

(e)	Participation Agreement (Davis). Note 7

(e)(1)	Addendum No. 4 to Participation Agreement (Davis). Note 15

(e)(2)	Amendment to Agreements (Davis Confidential Information). Note 9

(e)(3)	Amendment No. 6 to Participation Agreement (Davis). Note 8

(e)(4)	Amendment No. 7 to Participation Agreement (Davis). Note 8

(f)	Participation Agreement (Dreyfus). Note 15

(f)(1)	Amendment to Participation Agreement (Dreyfus). Note 15

(f)(2)	Amendment of Agreements (Dreyfus Confidential Information). Note 15

(g)	Participation Agreement (Eaton Vance). Note 15

(g)(1)	Amendment No. 1 to Participation Agreement (Eaton Vance). Note 15

(g)(2)	Amendment No. 2 to Participation Agreement (Eaton Vance). Note 15

(g)(3)	Amendment to Agreements (Eaton Vance Confidential Information). Note. 10

(g)(4)	Amendment No. 3 to Participation Agreement (Eaton Vance). Note 8

(h)	Participation Agreement (Federated). Note 11

(h)(1)	Addendum No. 1 to Participation Agreement (Federated). Note 10

(h)(2)	Addendum No. 2 to Participation Agreement (Federated). Note 10

(h)(3)	Amendment to Agreements (Federated Confidential Information). Note 9

(i)	Participation Agreement (Franklin Templeton). Note 15

(i)(1)	Amendment No. 1 to Participation Agreement (Franklin Templeton). Note 15

(i)(2)	Amendment No. 2 to Participation Agreement (Franklin Templeton). Note 15

(i)(3)	Amendment No. 3 to Participation Agreement (Franklin Templeton). Note 12

(i)(4)	Amendment to Participation Agreement (Franklin Templeton). Note 15

(i)(5)	Amendment to Agreements (Franklin Templeton Confidential Information). Note 10

(i)(6)	Amendment No. 6 to Participation Agreement (Franklin Templeton). Note 8

(j)	Participation Agreement (Janus). Note 15

(j)(1)	Amendment No. 1 to Participation Agreement (Janus). Note 13

(j)(2)	Amendment No. 3 to Participation Agreement (Janus). Note 8

(j)(3)	Amendment to Amendments (Janus Confidential Information). Note 15

(k)	Participation Agreement (Oppenheimer). Note 15

(k)(1)	Amendment No. 2 to Participation Agreement (Oppenheimer). Note 8

(k)(2)	Amendment No. 3 to Participation Agreement (Oppenheimer). Note 15

(k)(3)	Amendment to Agreements (Oppenheimer Confidential Information). Note 10

(l)	Participation Agreement (PIMCO). Note 7

(l)(1)	Amendment No. 1 to Participation Agreement (PIMCO). Note 7

(l)(2)	Amendment No. 4 to Participation Agreement (PIMCO). Note 15

		(l)(3)	Amendment No. 6 to Participation Agreement (PIMCO). Note 15

		(l)(4)	Amendment No. 7 to Participation Agreement (PIMCO). Note 8

		(m)	Participation Agreement (Pioneer). Note 15

		(m)(1)	Amendment No. 1 to Participation Agreement (Pioneer). Note 15

		(m)(2)	Amendment No. 2 to Participation Agreement (Pioneer). Note 15

		(m)(3)	Amendment to Agreements (Pioneer Confidential Information). Note 10

		(m)(4)	Amendment No. 4 to Participation Agreement (Pioneer). Note 8

		(n)	Participation Agreement (TST). Note 14

		(n)(1)	Amendment No. 2 to Participation Agreement. Note 13

		(n)(2)	Amendment No. 3 to Participation Agreement. Note 12

		(n)(3)	Summary Prospectus Amendment (TST). Note 11

		(n)(4)	Amendment to Participation Agreement (TST). Note 10

		(n)(5)	Amendment No. 4 to Participation Agreement (TST). Note 10

		(n)(6)	Amendment No. 6 to Participation Agreement (TST). Note 8

		(n)(7)	Amendment No. 7 to Participation Agreement (TST). Note 8

		(n)(8)	Schedule A Revision to Participation Agreement (TST). Note 8

		(o)	Participation Agreement (Wanger/Columbia). Note 15

		(o)(1)	Amendment No. 1 to Participation Agreement (Wanger/Columbia). Note 15

		(o)(2)	Amendment to Agreements (Wanger/Columbia Confidential Information). Note 15

	(9)		Opinion of Counsel. Note 15

	(10)		Consent of Independent Registered Public Accounting Firm. Note 15

	(11)		Not applicable.

	(12)		Not applicable.

	(13)		Powers of Attorney. Elizabeth Belanger, Steven E. Frushtick, John T. Mallett, Eric J. Martin, Marc Cahn, C. Michiel van Katwijk, Peter G. Kunkel, William Brown, Jr. and Peter P. Post. Note 15

Note 1.	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 33-43654) filed on December 9, 1996.

Note 2	Incorporated herein by reference to Initial Filing to Form N-4 Registration Statement (File No. 333-187916) filed on April 15, 2013.

Note 3	Incorporated herein by reference to Initial Filing to Form N-4 Registration Statement (File No. 333-185574) filed on December 20, 2012.

Note 4	Incorporated herein by reference to Pre-Effective Amendment No. 1to Form N-4 Registration Statement (File No. 333-119611) filed on March 8, 2005.

Note 5	Incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 333-119611) filed on December 9, 2005.

Note 6.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to form N-4 Registration Statement (File No. 333-172715) filed on May 6, 2011.

Note 7.	Incorporated herein by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 333-69220) filed on December 3, 2010.

Note 8.	Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4 Registration Statement (File No. 333-119611) filed on April 21, 2014.

Note 9.	Incorporated herein by reference to Post-Effective Amendment No. 36 to Form N-4 Registration Statement (File No. 33-43773) dated September 10, 2012.

Note 10.	Incorporated herein by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 333-119611) filed on April 24, 2013.

Note 11.	Incorporated herein by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 333-119611) filed on April 23, 2012.

Note 12	Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-119611) filed on April 28, 2011.

Note 13	Incorporated herein by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-119611) filed on April 23, 2010.

Note 14.	Incorporated herein by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-119611) filed on April 28, 2009.

Note 15.	Filed Herewith.

Item 25.	Directors and Officers of the Depositor (Transamerica Financial Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor
William Brown, Jr. 14 Windward Avenue White Plains, NY 10605	Director

Steven E. Frushtick 500 5th Avenue New York, NY 10110	Director

Peter P. Post 64 Middle Patent Road Armonk, NY 10504	Director

Marc Cahn 440 Mamaroneck Avenue Harrison, NY 10528	Director, Senior Vice President, Assistant Secretary and Division General Counsel

Eric J. Martin 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Controller

Peter G. Kunkel 440 Mamaroneck Avenue Harrison, NY 10528	Director, President and Chairman of the Board

Elizabeth Belanger 440 Mamaroneck Avenue Harrison, NY 10528	Director and Vice President

C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Treasurer

John T. Mallett 4333 Edgewood Rd, N.E. Cedar Rapids, IA 52499	Director and Vice President

Darin D. Smith 4333 Edgewood Rd, N.E. Cedar Rapids, IA 52499	Vice President, Assistant Secretary and Managing Assistant General Counsel

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

44764 Yukon Inc.	Canada	100% Creditor Resources, Inc.	Holding company

AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Company	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada ULC	Canada	AEGON Canada Holding B.V. owns 174,588,712 shares of Common Stock; 1,500 shares of Series II Preferred stock; 2 shares of Series III Preferred stock. TIHI Canada Holding, LLC owns 1,441,941.26 shares of Class B - Series I Preferred stock.	Holding company

AEGON Capital Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Portfolio management company/investment advisor

AEGON-CMF GP, LLC	Delaware	Transamerica Realty Services, Inc. is sole Member	Investment in commercial mortgage loans

AEGON Core Mortgage Fund, LP	Delaware	Partners: AEGON USA Realty Advisors, LLC (99%); AEGON-CMF GP, LLC (1%)	Investment in mortgages

AEGON Direct & Affinity Marketing Services Australia Pty Limited	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

AEGON Direct & Affinity Marketing Services Co., Ltd.	Japan	100% AEGON DMS Holding B.V.	Marketing company

AEGON Direct & Affinity Marketing Services Limited	Hong Kong	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct & Affinity Marketing Services (Thailand) Limited	Thailand	97% Transamerica International Direct Marketing Consultants, LLC; remaining 3% held by various AEGON employees	Marketing of insurance products in Thailand

AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company

AEGON Direct Marketing Services International, Inc.	Maryland	100% AUSA Holding Company	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government.

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Fund Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Mutual fund manager

AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (91.2389%) ; Monumental Life Insurance Company (8.7611%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.446% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies.

AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company

AEGON USA Asset Management Holding, LLC	Iowa	100% AUSA Holding Company	Holding company

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA Realty Advisors, LLC	Iowa	Sole Member - AEGON USA Asset Management Holding, LLC	Administrative and investment services

AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

American Bond Services LLC	Iowa	100% Transamerica Life Insurance Company (sole member)	Limited liability company

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% member; Cupples State LIHTC Investors, LLC - 1% member; TAH Pentagon Funds, LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Garnet LIHTC Fund XXXV, LLC - sole Member	Affordable housing

ARV Pacific Villas, A California Limited Partnership	California	Partners: Transamerica Affordable housing - 0.05% General Partner; non-AEGON affiliate, Jamboree Housing Corporation - 0.05% Managing General Partner; Transamerica Life Insurance Company - 67% Limited Partner; Monumental Life Insurance Company - 32% Limited Partner	Property

Asia Business Consulting Company	China	100% Asia Investments Holdings, Limited	Provide various services upon request from Beijing Dafu Insurance Agency.

Asia Investment Holding Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company

AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company

AUSA Properties, Inc.	Iowa	100% AUSA Holding Company	Own, operate and manage real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Monumental Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Beijing Dafu Insurance Agency Co. Ltd.	Peoples Republic of China	10% owned by WFG China Holdings, Inc.; 90% owned by private individual (non-AEGON associated)	Insurance Agency

Canadian Premier Life Insurance Company	Canada	100% Transamerica Life Canada	Insurance company

CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, LLC	Special purpose

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Clark, LLC	Delaware	Sole Member - Diversified Retirement Corporation	Holding company

Clark Consulting, LLC	Delaware	100% Clark, LLC	Financial consulting firm

Clark Investment Strategies, inc.	Delaware	100% Clark Consulting, LLC	Registered investment advisor

Clark Securities, Inc.	California	100% Clark Consulting, LLC	Broker-Dealer

Commonwealth General Corporation	Delaware	100% AEGONUSA, LLC	Holding company

Consumer Membership Services Canada Inc.	Canada	100% AEGON Canada ULC	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Company	Credit insurance

CRI Canada Ltd.	Canada	44764 Yukon Inc. owns all preferred shares of stock; various non-AEGON entities/investors own comon shares of stock	Holding company

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	100% Garnet LIHTC Fund VIII, LLC	Investments

Erfahrungsschatz GmbH	Germany	100% Cornerstone International Holdings, Ltd.	Marketing/membership

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
FD TLIC Ltd.	United Kingdom	100% FD TLIC, LLC	Theatre production

FGH Realty Credit LLC	Delaware	100% FGH USA, LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Fong LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Fourth & Market Funding, LLC	Delaware	Commonwealth General Corporation owns 0% participating percentage, but is Managing Member. Ownership: 99% Monumental Life Insurance Company and 1% Garnet Assurance Corporation II	Inactive

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Real estate investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Invesments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); ING USA Annuity and Life Insurance company, a non-affiliate of AEGON (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (86.991%).	Investments

Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Brank and Trust Company (18.1714%)	Investments

Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Real estate investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Garnet LIHTC Fund XXX, LLC	Delaware	Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: non-AEGON affiliate, U.S. Bancorp Community Development Corporation (99.99%); Garnet Community Investments XXXIV, LLC (.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Sole Member - Garnet Community Investments XXXVIII, LLC	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Sole Member - Garnet Community Investments XXXIX, LLC	Investments

Garnet LIHTC Fund XL, LLC	Delaware	Sole Member - Garnet Community Investments XL, LLC	Investments

Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance

Harbor View Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable housing, Inc. (non-owner manager); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); Central Valley Coalition for Affordable housing (.0033% co-managing general partner); Grant Housing and Economic Development Corporation (.0033% managing partner)	Affordable housing

Intersecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Interstate North Office Park GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Company	Leases business equipment

LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Legacy General Insurance Company	Canada	100% AEGON Canada ULC	Insurance company

Life Investors Alliance LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Company	Trust company

McDonald Corporate Tax Credit Fund IV Limited Partnership	Delaware	Partners: Monumental Life Insurance Company - 99.9% General Partner; TAH-McD IV, LLC - 0.10% General Partner	Tax credit fund

MLIC Re I, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding Company	Provides financial counseling for employees and agents of affiliated companies

Monumental Financial Services, Inc.	Maryland	100% AEGON USA, LLC	DBA in the State of West Viriginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding Company	Provides management services to unaffiliated third party administrator

Monumental Life Insurance Company	Iowa	87.72% Commonwealth General Corporation; 12.28% AEGON USA, LLC	Insurance Company

nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Oncor Insurance Services, LLC	Iowa	Sole Member - Life Investors Financial Group, Inc.	Direct sales of term life insurance

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Stonebridge Life Insurance Company	Special-purpose subsidiary

Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Owner of Core subsidiary entities

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate

Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.96%); Monumental Life Insurance Company (6.30%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (52.6%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Realty Information Systems, Inc.	Iowa	100% Transamerica Realty Services, LLC	Information Systems for real estate investment management

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Retirement Project Oakmont	California	General Partner: Transamerica Oakmont Retirement Associates, a CA limited partnership; Transamerica Life Insurance Company (limited partner); and Oakmont Gardens, a CA limited partnership (non-AEGON entity limited partner). General Partner of Transamerica Oakmont Retirement Associates is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.	Senior living apartment complex

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Selient Inc.	Canada	100% AEGON Canada ULC	Application service provider providing loan origination platforms to Canadian credit unions.

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Dormant

Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote - AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance

St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership

TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TAHP Fund I, LLC	Delaware	Sole Member - Monumental Life Insurance Company	Real estate investments

TAHP Fund II, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estatement investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	100% AEGON International B.V.	Voting Trust

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

THH Acquisitions, LLC	Iowa	Sole Member - Investors Waranty of America, Inc.	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, Inc. and holder of foreclosed real estate.

TIHI Canada Holding, LLC	Iowa	Sole Member - Transamerica International Holdings, Inc.	Holding company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Aquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed read estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company

Transamerica Advisors Life Insurance Company of New York	New York	100% AEGON USA, LLC	Insurance company

Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding Company	Special purpose subsidiary

Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements

Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Company	Broker/Dealer

Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Consultants Private Limited	India	99.95% AEGON DMS Holding B.V.; non-AEGON affiliate, Keshav Sunderraj owns .05%	Marketing consultant

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding Company; 209 shares owned by Transamerica International Holdings, Inc.; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions Corporation	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Canada	Canada	100% AEGON Canada ULC	Life insurance company

Transamerica Life Insurance Company	Iowa	676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation; 30,564 shares of Preferred Stock owned by AEGON USA, LLC	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance

Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Transamerica Oakmont Retirement Associates	California	General Partner is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.	Senior living apartments

Transamerica Pacific Insurance Company, Ltd.	Hawaii	26,000 shares common stock owned by Commonwealth General Corporation; 1,000 shares of common stock owned by Transamerica International Holdings, Inc.	Life insurance

Transamerica Pyramid Properties LLC	Iowa	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	100% Monumental Life Insurance Company	Realty limited liability company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Realty Services, LLC	Delaware	AUSA Holding Company - sole Member	Real estate investments

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Investment advisor

Transamerica Retirement Insurance Agency, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Conduct business as an insurance agency.

Transamerica Retirement Solutions Corporation	Delaware	100% AUSA Holding Company	Retirement plan services.

Transamerica Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	100% Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency

Universal Benefits, LLC	Iowa	100% AUSA Holding Company	Third party administrator

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Bermuda	51% owned by World Financial Group, Inc; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding Company	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (82.35%); Monumental Life Insurance Company (16.16%); Transamerica Financial Life Insurance Company (1.49%) Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27.	Number of Contract Owners

As of May 1, 2014, there were 272 Owners of the Contracts.

Item 28.	Indemnification

The New York Code (Sections 721 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriters–

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account. ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC and Separate Account VL E. This account is a separate account of Monumental Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios, and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Thomas A. Swank	(1)	Director

Michael W. Brandsma	(2)	Director, President and Chief Financial Officer

David W. Hopewell	(1)	Director

David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer

Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer

Courtney John	(2)	Chief Compliance Officer and Vice President

Erin K. Burke	(1)	Assistant Secretary

Amy Angle	(3)	Assistant Vice President

Elizabeth Belanger	(4)	Assistant Vice President

Dennis P. Gallagher	(5)	Assistant Vice President

Christy Post-Rissin	(5)	Assistant Vice President

Brenda L. Smith	(5)	Assistant Vice President

Darin D. Smith	(1)	Assistant Vice President

Lisa Wachendorf	(1)	Assistant Vice President

Arthur D. Woods	(5)	Assistant Vice President

Jeffrey T. McGlaun	(3)	Assistant Treasurer

Carrie N. Powicki	(2)	Secretary

C. Michael van Katwijk	(3)	Treasurer

Wesley J. Hodgson	(2)	Vice President

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(2)	4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719
(3)	100 Light Street, Floor B1, Baltimore, MD 21202
(4)	440 Mamaroneck Avenue, Harrison, NY 10528
(5)	570 Carillon Parkway, St. Petersburg, FL 33716

(c)	Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	$375,757	0	0	0

(1)	Fiscal Year 2013

Item 30.	Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Financial Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.	Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.	Undertakings

(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)	Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica at the address or phone number listed in the Prospectus.

(d)	Transamerica Financial Life Insurance Company hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Financial Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica represents that it is relying on a no-action letter filed on November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 1 day of July, 2014.

ML OF NEW YORK VARIABLE ANNUITY
SEPARATE ACCOUNT A

TRANSAMERICA FINANCIAL LIFE
INSURANCE COMPANY
Depositor

Peter G. Kunkel*
Director, President and Chairman of the Board

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	Director	, 2014
William Brown, Jr.*

	Director	, 2014
Steven E. Frushtick*

	Director	, 2014
Peter P. Post*

	Director, Chairman of the Board and President	, 2014
Peter G. Kunkel*

Marc Cahn*	Director, Senior Vice President, Assistant Secretary and Division General Counsel	, 2014

	Director and Vice President	, 2014
Elizabeth Belanger*

	Director and Vice President	, 2014
John T. Mallett*

	Senior Vice President and Treasurer	, 2014
C. Michiel van Katwijk*

	Controller	, 2014
Eric J. Martin*

/s/ Darin D. Smith Darin D. Smith	Vice President, Assistant Secretary and Managing Assistant General Counsel	July 1, 2014

*	By: Darin D. Smith – Attorney-in-Fact pursuant to Powers of Attorney filed previously and herewith.

Registration No.

333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.*

(l)(b)	Resolution of Board of Directors of Transamerica Financial Life Insurance Company Approving Plan of Merger with Transamerica Advisors Life Insurance Company of New York

(l)(c)	Resolution of Board of Directors of Transamerica Advisors Life Insurance Company of New York Approving Plan of Merger with Transamerica Financial Life Insurance Company

(8)(c)(1)	Amendment No. 2 to Participation Agreement (American Century)

(8)(d)	Participation Agreement (American Funds)

(8)(e)(1)	Addendum No. 4 to Participation Agreement (Davis)

(8)(f)	Participation Agreement (Dreyfus)

(8)(f)(1)	Amendment to Participation Agreement (Dreyfus)

(8)(f)(2)	Amendment to Agreements (Dreyfus Confidential Information)

(8)(g)	Participation Agreement (Eaton Vance)

(8)(g)(1)	Amendment No. 1 to Participation Agreement (Eaton Vance)

(8)(g)(2)	Amendment No. 2 to Participation Agreement (Eaton Vance)

(8)(i)	Participation Agreement (Franklin Templeton)

(8)(i)(1)	Amendment No. 1. to Participation Agreement (Franklin Templeton)

(8)(i)(2)	Amendment No. 2 to Participation Agreement (Franklin Templeton)

(8)(i)(4)	Amendment to Participation Agreement (Franklin Templeton)

(8)(j)	Participation Agreement (Janus)

(8)(j)(3)	Amendment to Agreements (Janus Confidential Information)

(8)(k)	Participation Agreement (Oppenheimer)

*	Page numbers included only in manually executed original.

(8)(k)(2)	Amendment No. 3 to Participation Agreement (Oppenheimer)

(8)(l)(2)	Amendment No. 4 to Participation Agreement (PIMCO)

(8)(l)(3)	Amendment No. 6 to Participation Agreement (PIMCO)

(8)(m)	Participation Agreement (Pioneer)

(8)(m)(1)	Amendment No. 1 to Participation Agreement (Pioneer)

(8)(m)(2)	Amendment No. 2 to Participation Agreement (Pioneer)

(8)(o)	Participation Agreement (Wanger/Columbia)

(8)(o)(1)	Amendment No. 1 to Participation Agreement (Wanger/Columbia)

(8)(o)(2)	Amendment to Agreements (Wanger/Columbia Confidential Information)

(9)	Opinion of Counsel

(10)	Consent of Independent Registered Public Accounting Firm

(13)	Powers of Attorney